    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 14, 1998



                                                      REGISTRATION NO. 333-61513

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                AMENDMENT NO. 1


                                       TO

                                    FORM S-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                       REMINGTON OIL AND GAS CORPORATION
             (Exact name of registrant as specified in its charter)

           DELAWARE                          1311                         75-2369148
 (State or other jurisdiction          (Primary Standard               (I.R.S. Employer
      of incorporation of         Classification Code Number)       Identification Number)
          organization)

                          8201 PRESTON ROAD, SUITE 600
                            DALLAS, TEXAS 75225-6211
                                 (214) 210-2650
  (address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 JAMES A. WATT
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                       REMINGTON OIL AND GAS CORPORATION
                          8201 PRESTON ROAD, SUITE 600
                            DALLAS, TEXAS 75225-6211
                                 (214) 210-2650
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after this Registration Statement is declared effective and all other conditions of the merger (the "Merger") of S-Sixteen Holding Company with and into Remington Oil and Gas Corporation pursuant to the Merger Agreement described in the enclosed Prospectus and Proxy Statement have been satisfied or waived.

    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box [ ]


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                            REMINGTON LETTERHEAD


October   , 1998


Dear Stockholder:

     You are cordially invited to attend the Annual Meeting and Special Meeting of Stockholders of Remington Oil and Gas Corporation ("Remington" or the
"Company"). The Annual Meeting will be held at the           , Dallas, Texas, on
               1998, starting at     a.m. The Special Meeting will be held
immediately upon the close of the Annual Meeting. A notice of the Annual Meeting and a notice of the Special Meeting, a proxy card and a Prospectus and Proxy Statement containing important information about the matters to be acted upon at the Annual and Special Meetings are enclosed.

     At the Annual Meeting, holders of Remington Oil and Gas Corporation Class A (Voting) Common Stock ("Remington Class A Stock"), will be asked to consider and elect a board of nine directors and ratify Arthur Andersen LLP as Remington's auditors for 1998. Holders of Remington Oil and Gas Corporation Class B (Non-Voting) Common Stock ("Remington Class B Stock") will not be entitled to vote at the Annual Meeting.

     At the Special Meeting, holders of both Remington Class A Stock and Remington Class B Stock will be asked to consider and vote upon a proposal to approve and adopt an Agreement and Plan of Merger, dated June 22, 1998 (the "Merger Agreement"), under which S-Sixteen Holding Company, Inc., a Delaware corporation, ("SSHC") will be merged into Remington with Remington being the surviving corporation (the "Merger"). As a result of the Merger, Remington will acquire all of the assets and assume all liabilities of SSHC immediately prior to the Merger's effective date except for the shares of Remington held directly by SSHC, which will be canceled. SSHC's principal asset is an interest in an oil pipeline that transports Remington's oil produced from certain wells in the South Pass area to onshore Louisiana.

     Pursuant to the Merger Agreement, the Remington Class A stock and the Remington Class B Stock will be recapitalized into one class of common stock ("Remington Common Stock")having equal voting rights. Each outstanding share of Remington Class A Stock will be converted into the right to receive 1.15 shares of Remington Common Stock and each outstanding share of Remington Class B Stock will be converted into the right to receive 1 share of Remington Common Stock. The Merger and the recapitalization of the common stock, as well as certain amendments to Remington's Certificate of Incorporation and By-Laws discussed in the Prospectus and Proxy Statement are hereinafter collectively referred to as the "Transaction." Remington has entered into the Merger Agreement with SSHC because the Board of Directors of Remington believes that the conversion to a single class of voting stock and the elimination of SSHC as the holding company for a majority of Remington's voting stock will serve numerous business interests of Remington including, but not limited to, increasing the liquidity and trading efficiency of the common stock of Remington, improving Remington's access to the capital markets, providing an efficient instrument for other business combinations that are in the best interests of Remington and eliminating transactions with a controlling stockholder.

     Through its ownership of 57% of the Remington Class A Stock, SSHC is currently the controlling stockholder of the Company. SSHC in turn is owned by entities controlled by Mr. J. R. Simplot of Boise, Idaho. The shareholder of SSHC has already approved the Merger Agreement, and SSHC and Mr. Simplot have advised the Company that they intend to vote in favor of the Merger Agreement at the Special Meeting. As a result of the Transaction, the percentage ownership of the Company's voting stock held by Mr. Simplot and his affiliates will be reduced from approximately 57% to approximately 27%.

     Your Board of Directors established a Special Transaction Committee of the Board ("STC"), comprised of the independent Board members to carefully review and consider the terms and conditions of the Merger Agreement. THE BOARD OF DIRECTORS AND MANAGEMENT BELIEVE THAT THE PROPOSED TRANSACTION IS IN THE BEST INTERESTS OF REMINGTON AND ITS STOCKHOLDERS AND UNANIMOUSLY RECOMMEND THAT YOU VOTE TO APPROVE THE MERGER AGREEMENT. For a further discussion of the STC's and full Board's consideration and evaluation of the Transaction as well as a discussion of the interests of certain Directors and executive officers of Remington in the Transaction, see "The Transaction -- Background of the Transaction," "-- Potential Conflicts of Interest," "-- Proceedings of the STC" and "-- Remington's Reasons for the Transaction" in the Prospectus and Proxy Statement.

     The accompanying Prospectus and Proxy Statement provides you with detailed information concerning the Transaction, including the Merger Agreement (a copy of which is included therein as Appendix I). Please give all of this information your careful attention.

     At the Special Meeting, holders of Remington Class A Stock and Remington Class B Stock will vote as separate classes. Approval of the Merger Agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Remington Class A Stock, voting as a separate class, and the affirmative vote of the holders of a majority of the Remington Class B Stock that is voted at the Special Meeting in person or by proxy.

     WHETHER OR NOT YOU ARE PERSONALLY ABLE TO ATTEND THE ANNUAL AND SPECIAL MEETINGS, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT IN THE ENCLOSED PREPAID ENVELOPE AS SOON AS POSSIBLE. If you attend the Annual and Special Meetings, you may revoke your proxy and vote your shares in person if you wish. Your prompt cooperation is greatly appreciated.

                                        Sincerely,

                                        BOARD OF DIRECTORS
                                        Remington Oil and Gas Corporation

                       REMINGTON OIL AND GAS CORPORATION

                    NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

                        TO BE HELD ON NOVEMBER   , 1998


     NOTICE IS HEREBY GIVEN that the Annual Meeting ("Annual Meeting") of the holders of the Class A (Voting) Common Stock of Remington Oil and Gas Corporation ("Remington Class A Stock"), a Delaware corporation ("Remington" or
the "Company"), will be held at the           , Dallas, Texas, on
1998, starting at      a.m. for the following purposes:

          1. To Elect a Board of Nine Directors.

          2. To ratify the Appointment of Auditors for Fiscal Year 1998.

          3. To transact such other business as may properly be brought before the meeting or any adjournments or postponements thereof.


     Only holders of Remington Class A Stock of record at the close of business
on October   , 1998 are entitled to notice of and to vote at the Annual Meeting or any adjournments or postponements thereof. A complete list of the holders of Remington Class A Stock entitled to vote will be available for examination by any holder of Remington Class A Stock during normal business hours at the Company's offices at 8201 Preston Road, Suite 600, Dallas, Texas for a period of ten business days prior to the date of the Annual Meeting.


     Holders of Remington Class A Stock are invited to attend the Annual Meeting. Whether or not you expect to attend, WE URGE YOU TO SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED POSTAGE PAID ENVELOPE. If you attend the Annual Meeting, you may vote your shares in person, after revoking your proxy, if any.

     If your shares are held of record by a broker, bank or other nominee and you wish to attend the Annual Meeting for the purpose of voting in person, you should obtain a letter from the broker, bank or other nominee confirming your beneficial ownership of the shares and bring it to the Annual Meeting. In order to vote your shares at the Annual Meeting, you must obtain from the record holder a proxy issued in your name.

     Regardless of how many shares you own, your vote is appreciated. PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD TODAY.

                                            BY ORDER OF THE BOARD OF DIRECTORS

                                            J. Burke Asher,
                                            Secretary

                       REMINGTON OIL AND GAS CORPORATION

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                       TO BE HELD ON NOVEMBER     , 1998


     NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders (together with any adjournment or postponement thereof, the "Special Meeting") of Remington Oil and Gas Corporation, a Delaware corporation ("Remington" or the
"Company"), will be held at        , Dallas, Texas, starting immediately
following the Annual Meeting of Remington. The Annual Meeting will be held on
          1998, starting at      a.m. The Special Meeting is being held for the
following purposes:

          1. To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of June 22, 1998 (the "Merger Agreement") by and between Remington and S-Sixteen Holding Company, a Delaware corporation ("SSHC"). Pursuant to the Merger Agreement, among other things, (i) SSHC will merge with and into Remington with the result that Remington will be the surviving corporation and SSHC will cease to exist, and each outstanding share of common stock of SSHC will be converted into the right to receive 72.329 shares of Remington Common Stock (as hereinafter defined), and the sole stockholder of SSHC will receive a warrant to purchase 300,000 shares of Remington Common Stock at prices ranging from $7.00 per share to $11.00 per share, (ii) the two classes of common stock of Remington will be converted into a single class of common stock, each share of which will be entitled to one vote ("Remington Common Stock"), with each outstanding share of Remington Oil and Gas Corporation Class A (Voting) Common Stock ("Remington Class A Stock") converted into the right to receive 1.15 shares of Remington Common Stock and each outstanding share of Remington Oil and Gas Corporation Class B (Non-Voting) Common Stock ("Remington Class B Stock") converted into the right to receive 1 share of Remington Common Stock, (iii) the Certificate of Incorporation of Remington will be amended and restated as described in the enclosed Prospectus and Proxy Statement and (iv) the By-Laws of Remington will be amended as described in the enclosed Prospectus and Proxy Statement. The terms of the Merger Agreement are described in detail in the accompanying Prospectus and Proxy Statement, and the full text of the Merger Agreement (exclusive of legal opinions and Disclosure Schedules) is included as Appendix I to the Prospectus and Proxy Statement.

          2. To transact such other business as may properly come before the Special Meeting.


     Holders of record of Remington Class A Stock at the close of business on
October   , 1998, are entitled to notice of and to vote as a class on the Merger
Agreement at the Special Meeting. The affirmative vote of the holders of record of a majority of the outstanding shares of Remington Class A Stock is required for approval by the Class A stockholders, of the Merger Agreement. Holders of record of Remington Class B Stock at the close of business on October , 1998 are hereby provided notice of and are invited to vote as a class on the Merger Agreement at the Special Meeting. The affirmative vote of the holders of record of a majority of the Remington Class B Stock voted on the Merger Agreement at the Special Meeting is required for approval by the Class B stockholders of the Merger Agreement. The requisite affirmative vote of each class is required for approval of the Merger Agreement. A complete list of the Class A and Class B stockholders eligible to vote at the Special Meeting will be available for examination by any holder of Remington Class A or Class B Stock during normal business hours at Remington's offices at 8201 Preston Road, Suite 600, Dallas, Texas for a period of ten business days prior to the date of the Special Meeting. On any other matter presented at the Special Meeting, only holders of
record of Remington Class A Stock as of October   , 1998 will be entitled to
vote.


     Neither the holders of Remington Class A Stock nor Remington Class B Stock are entitled to appraisal rights in connection with the Merger.

     A copy of the Prospectus and Proxy Statement relating to the Special Meeting and a form of Proxy accompany this Notice. This Prospectus and Proxy Statement also relates to the shares of Remington Common Stock that Remington stockholders will receive pursuant to the Transaction.

     Any holder of Remington Class A Stock or Remington Class B Stock who executes and returns a proxy card may revoke such proxy at any time before it is voted by (i) notifying in writing the Secretary of the Company, 8201 Preston Road, Suite 600, Dallas, Texas 75225-6211, (ii) granting a duly executed proxy bearing a later date or (iii) appearing in person and voting at the Special Meeting. Attendance at the Special Meeting will not in and of itself constitute revocation of a proxy.

     If your shares are held of record by a broker, bank or other nominee and you wish to attend the Special Meeting for the purpose of voting in person, you should obtain a letter from the broker, bank or other nominee confirming your beneficial ownership of the shares and bring it to the Special Meeting. In order for you to vote your shares at the Special Meeting, you must obtain from the record holder a proxy issued in your name.

     THE BOARD OF DIRECTORS OF REMINGTON HAS CAREFULLY CONSIDERED THE TERMS OF THE MERGER AGREEMENT AND BELIEVES THAT THE MERGER AGREEMENT IS FAIR TO, AND IN THE BEST INTERESTS OF, REMINGTON AND ITS STOCKHOLDERS. THE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS VOTE FOR APPROVAL OF THE MERGER AGREEMENT.

     TO ASSURE THAT YOUR INTERESTS WILL BE REPRESENTED AT THE SPECIAL MEETING, REGARDLESS OF WHETHER YOU PLAN TO ATTEND IN PERSON, PLEASE COMPLETE, DATE, AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES. If you attend the Special Meeting, you may revoke your proxy and vote your shares in person if you wish. Your prompt cooperation is greatly appreciated.

                                            By Order of the Board of Directors

                                            J. Burke Asher
                                            Secretary

                                PROXY STATEMENT
                                      FOR

                       REMINGTON OIL AND GAS CORPORATION

                                   PROSPECTUS
                                      FOR

                       REMINGTON OIL AND GAS CORPORATION
         FOR UP TO 21,431,791 SHARES OF COMMON STOCK ($0.01 PAR VALUE)


    This Prospectus and Proxy Statement ("Prospectus and Proxy Statement") is being furnished to the stockholders of Remington Oil and Gas Corporation, a Delaware corporation ("Remington" or the "Company"), in connection with the solicitation of proxies by its Board of Directors for use at the Annual Meeting of the holders of Remington Class A (Voting) Common Stock (the "Annual Meeting")
scheduled to be held on     , November   , 1998 at a.m., at , Dallas, Texas, and
any adjournment or postponement thereof, and at the Special Meeting of Stockholders of Remington (the "Special Meeting"), scheduled to be held immediately upon the close of the Annual Meeting, and any adjournment or postponement thereof.


    At the Annual Meeting, the holders of Remington Oil and Gas Corporation Class A (Voting) Common Stock ("Remington Class A Stock") will be asked to consider and elect a nine member Board of Directors and ratify the appointment of Arthur Andersen LLP as Remington's auditors for 1998. Holders of Remington Oil and Gas Corporation Class B (Non-Voting) Common Stock ("Remington Class B Stock") will not be entitled to vote at the Annual Meeting.

    At the Special Meeting, the holders of Remington Class A Stock and Remington Class B Stock, voting as separate classes, will be asked to consider and vote upon a proposal to approve and adopt an Agreement and Plan of Merger dated June 22, 1998 (the "Merger Agreement") by and between Remington and S-Sixteen Holding Company, a Delaware corporation ("SSHC"), pursuant to which SSHC will merge into Remington with Remington as the surviving corporation (the "Merger"). See "The Transaction." SSHC, which owns approximately 57% of the Remington Class A Stock, is owned by entities controlled by Mr. J.R. Simplot of Boise, Idaho. Its assets include an interest in an oil pipeline that is used to transport oil produced by certain of the Company's offshore wells in the Gulf of Mexico. After consummation of the Transaction, Mr. Simplot and entities controlled by him will own approximately 27% of the outstanding Remington Common Stock and a warrant to purchase 300,000 additional shares of Remington Common Stock.

    Under the Merger Agreement, Remington will convert its two classes of common stock, Remington Class A Stock and Remington Class B Stock, into a single class of common stock, each share of which will be entitled to one vote ("Remington Common Stock"). Pursuant to the Merger Agreement, each outstanding share of Remington Class A Stock (other than shares held directly by SSHC, which will be cancelled) will be converted into the right to receive 1.15 shares of Remington Common Stock, and each outstanding share of Remington Class B Stock (other than shares held directly by SSHC, which will be cancelled) will be converted into the right to receive 1 share of Remington Common Stock. See "The Transaction." The Merger Agreement provides for the amendment of Remington's Certificate of Incorporation to provide for 100 million authorized shares of Remington Common Stock and 25 million authorized shares of "blank check" preferred stock in addition to other amendments to Remington's Certificate of Incorporation and By-Laws. See "Remington's Restated Certificate of Incorporation" and "Amendments to Remington's By-Laws." The Merger, the issuance of a warrant to purchase 300,000 shares of Remington Common Stock, the recapitalization of the two classes of common stock into a single class, and the amendments to Remington's Certificate of Incorporation and By-Laws are hereinafter collectively referred to as the "Transaction." The stockholder of SSHC approved the Transaction, and Mr. Simplot and SSHC have advised the Company that they intend to vote to approve the Merger Agreement.

    This Prospectus and Proxy Statement also constitutes the Prospectus of Remington pursuant to the Securities Act of 1933, as amended, (the "Securities Act"), with respect to the issuance of up to 21,431,791 shares of Remington Common Stock.


    This Prospectus and Proxy Statement is first being mailed to stockholders of
Remington on or about October   , 1998.



    Application has been made to list the shares of Remington Common Stock on the Nasdaq National Market and the Pacific Exchange on which the shares of Remington Class A Stock and Remington Class B Stock are currently listed. On October 9, 1998, the closing prices of Remington Class A Stock and Remington Class B Stock, as reported by the Nasdaq Stock Market, were $4.000 and $3.750, respectively.


      SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT STOCKHOLDERS SHOULD CONSIDER PRIOR TO EXECUTING A PROXY OR CASTING A VOTE.

    THE SHARES OF REMINGTON COMMON STOCK TO BE ISSUED IN CONNECTION WITH THE MERGER AGREEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS AND PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


    The date of this Prospectus and Proxy Statement is October   , 1998.

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
AVAILABLE INFORMATION.......................................  (iii)
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............  (iii)
SUMMARY.....................................................    1
FORWARD-LOOKING INFORMATION.................................    8
RISK FACTORS................................................    8
GENERAL INFORMATION ABOUT THE SPECIAL MEETING...............   13
THE TRANSACTION.............................................   15
  General Description of the Transaction....................   15
  Background of the Transaction.............................   15
  Alternatives to the Transaction...........................   17
  Potential Conflicts of Interest...........................   18
  Proceedings of the STC....................................   18
  Remington's Reasons for the Transaction...................   21
  Recommendation of Remington's Board of Directors..........   22
  Opinion of Financial Advisor..............................   23
  Accounting Treatment......................................   27
  Certain Federal Income Tax Consequences...................   27
  Resale Restrictions.......................................   28
  No Appraisal Rights.......................................   28
  Consequences if the Merger Agreement is Not Approved......   28
TERMS OF THE TRANSACTION....................................   29
  Consideration for the Merger..............................   29
  Conversion of Capital Stock of Remington and SSHC.........   29
  The Certificate of Incorporation..........................   30
  Effective Time of the Transaction.........................   30
  Exchange of Certificates..................................   30
  Conditions to the Consummation of the Merger..............   31
  Representations and Warranties............................   31
  Covenants.................................................   31
  Additional Agreements.....................................   32
  Termination of the Merger Agreement.......................   32
  Amendment of the Merger Agreement.........................   33
  Expenses Related to the Transaction.......................   33
REMINGTON'S RESTATED CERTIFICATE OF INCORPORATION...........   34
AMENDMENTS TO REMINGTON'S BY-LAWS...........................   40
DESCRIPTION OF REMINGTON CAPITAL STOCK......................   43
MARKET FOR REMINGTON'S COMMON STOCK AND DIVIDEND POLICY.....   44
OWNERSHIP OF CERTAIN BENEFICIAL OWNERS......................   45
PRO FORMA FINANCIAL INFORMATION.............................   45
INFORMATION CONCERNING REMINGTON............................   52
SELECTED FINANCIAL DATA -- REMINGTON OIL AND GAS
  CORPORATION...............................................   61
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS OF REMINGTON....................   62
INFORMATION CONCERNING SSHC.................................   72
SELECTED CONSOLIDATED FINANCIAL DATA -- S-SIXTEEN HOLDING
  COMPANY AND SUBSIDIARIES..................................   73
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS OF SSHC.........................   74
INFORMATION ABOUT THE ANNUAL MEETING........................   76
LEGAL MATTERS...............................................   81
EXPERTS.....................................................   81
INDEX TO FINANCIAL STATEMENTS...............................  F-1
APPENDIX I Agreement and Plan of Merger
APPENDIX II Opinion of Howard, Weil, Labouisse, Friedrichs,
  Incorporated


                                      (ii)

                             AVAILABLE INFORMATION

     Remington is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street N.W., Washington, D. C. 20549 and the Regional Offices of the Commission at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60621-2511 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at the prescribed rates. The Commission maintains an internet website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Such reports, proxy statements and other information filed by Remington may also be inspected and copied at the offices of the Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. and at the offices of The Pacific Exchange, 301 Pine Street, San Francisco, California 94104, on which Remington Class A Stock and Remington Class B Stock are listed.

     Remington has filed with the Commission a registration statement on Form S-4 under the Securities Act with respect to the securities offered hereby (the "Registration Statement"). This Prospectus and Proxy Statement, which constitutes part of the Registration Statement, does not contain all of the information included in the Registration Statement, certain portions of which are omitted as permitted by the rules and regulations of the Commission. For further information with respect to Remington and the securities offered hereby, reference is made to the Registration Statement, including the exhibits thereto, which may be inspected at the Commission's offices, without charge, or copies of which may be obtained from the Commission upon payment of prescribed fees. Statements contained in this Prospectus and Proxy Statement as to the contents of any document filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance, reference is hereby made to the copy of such document filed as an exhibit to the Registration Statement for a more complete description of the matter involved, and each such statement being qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents previously filed by Remington with the Commission are incorporated by reference herein:


          (a) Company's Form 10-K for the fiscal year ended December 31, 1997;



          (b) Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1998 and June 30, 1998; and



          (c) Company's Current Report on Form 8-K filed September 4, 1998.


     All documents filed by Remington pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and Proxy Statement and prior to the date of the Annual and Special Meetings shall be deemed to be incorporated by reference in this Prospectus and Proxy Statement and to be a part hereof from the date of the filing of such documents. Any statement contained in this Prospectus and Proxy Statement or in a document incorporated or deemed to be incorporated by reference in this Prospectus and Proxy Statement shall be deemed to be modified or superseded for purposes of this Prospectus and Proxy Statement to the extent that a statement contained in this Prospectus and Proxy Statement or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus and Proxy Statement.

     Remington undertakes to provide without charge to each person to whom a copy of this Prospectus and Proxy Statement has been delivered, upon request, a copy of any and all of the documents incorporated by reference herein, other than the exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this Prospectus and Proxy Statement incorporates. Requests for copies should be directed to Remington Oil and Gas Corporation, 8201 Preston Road, Suite 600, Dallas, Texas 75225-6211,
Attention: Corporate Secretary (Telephone number (214) 210-2650).

                                      (iii)

                                    SUMMARY

     The following summary is qualified in its entirety by the detailed information and financial statements appearing elsewhere in this Prospectus and Proxy Statement or in the documents incorporated by reference. Stockholders are urged to read this Prospectus and Proxy Statement and the attached Appendices in their entirety.

                       REMINGTON OIL AND GAS CORPORATION

     Remington Oil and Gas Corporation, a Delaware corporation ("Remington"), is engaged in the exploration, exploitation, development and production of oil, gas and other hydrocarbons. Its two classes of common stock are listed on the Nasdaq National Market and The Pacific Exchange. Its executive offices are located at 8201 Preston Road, Suite 600, Dallas, Texas 75225-6211. The telephone number is
(214) 210-2650. See "Information Concerning Remington."

                           S-SIXTEEN HOLDING COMPANY


     S-Sixteen Holding Company, a Delaware corporation ("SSHC"), is a privately held corporation whose chief business is to act as the controlling stockholder of several subsidiary corporations. SSHC holds approximately 57% of Remington Class A Stock. With the exception of its holdings in Remington, all of SSHC's stockholdings are in private companies, including a 94% interest in CKB Petroleum, Inc. ("CKBP") and a 94% interest in CKB & Associates, Inc. ("CKBA"). SSHC's business address is 999 Main Street, Boise, Idaho 83702. Its telephone number is (208) 389-7306. SSHC is controlled, through BBHC Acquisition Co., L.L.C., by Mr. J. R. Simplot. See "Information Concerning SSHC."


                 PURPOSE OF ANNUAL MEETING AND SPECIAL MEETING

     At the Annual Meeting, holders of Remington Class A Stock will be asked to elect nine directors and to ratify the appointment of Arthur Andersen LLP as Remington's auditors for the fiscal year ending December 31, 1998. Holders of Remington Class B Stock will not be entitled to vote at the Annual Meeting. The Special Meeting will be called to order immediately following the close of the Annual Meeting. The purpose of the Special Meeting is to consider and approve the Merger Agreement pursuant to which the Transaction will be consummated. Holders of Remington Class A Stock and Remington Class B Stock will vote as separate classes on the Transaction. See "Information About the Annual Meeting" and "General Information About the Special Meeting."

                                THE TRANSACTION


     The following chart sets forth the ownership structure of SSHC and Remington prior to the Transaction.


                                    [Chart]


     At the Special Meeting, the holders of Remington Class A Stock and Remington Class B Stock will be asked to consider and approve the Merger Agreement. If the Merger Agreement is approved, SSHC will merge into Remington, with Remington as the surviving corporation, and SSHC will cease to exist. Each outstanding share of SSHC common stock will be converted into the right to receive 72.329 shares, or an aggregate of 2,785,028 shares, of Remington Common Stock. As a result of the Merger, Remington will control the subsidiaries of SSHC, including CKBP, which owns an interest in the offshore pipeline through which Remington ships its oil to shore from the South Pass Complex in the Gulf of Mexico (the "Pipeline"), and CKBA, which owns 205,975 shares of Remington Class B Stock. In addition, SSHC owns approximately 1.8 million shares of Remington Class A Stock and 88,668 shares of Remington Class B Stock, which will be cancelled in the Merger, as well as other nonmaterial assets. See "The Transaction."



     Approval of the Merger Agreement will constitute approval to convert the two classes of common stock of Remington into a single class of common stock, with each share having one vote. Each outstanding share of Remington Class A Stock (other than shares held directly by SSHC, which will be cancelled) will be converted into the right to receive 1.15 shares of Remington Common Stock. Each outstanding share of Remington Class B Stock (other than shares held directly by SSHC, which will be cancelled) will be converted into the right to receive 1 share of Remington Common Stock. See "The Transaction."

     A chart depicting the Transaction is set forth below.


                                    [Chart]


     The post Transaction structure of Remington is depicted in the following chart.


                         [Remington Oil and Gas Chart]

     Included in the Merger Agreement are several amendments to Remington's Certificate of Incorporation and By-Laws. These amendments include revising Remington's capital structure to increase the number of authorized shares of common stock from 45 million to 100 million and to authorize 25 million shares of "blank check" preferred stock. Further amendments to the Certificate of Incorporation include requiring that all stockholder action take place at an annual or special meeting and not by written consent, and permitting special meetings of the stockholders to be called only by Remington's Chairman of the Board, President, or a majority of the Board of Directors. Provisions covering the number of directors, term of office, resignation, removal, vacancies, and indemnification of directors, officers, employees and agents are also included among the amendments to the Certificate of Incorporation. The amendments to the By-Laws conform to the amendments to the Certificate of Incorporation as well as the establishment of a procedure for stockholder nominations for directors which would eliminate director nominations from the floor of a meeting in which directors are to be elected. See "Remington's Restated Certificate of Incorporation" and "Amendments to Remington's By-Laws."

                          SHARES ISSUED IN THE MERGER


     In the Transaction, an aggregate of 2,785,028 shares of Remington Common Stock will be issued to the stockholder of SSHC, 2,846,000 shares of Remington Common Stock will be issued to Mr. J.R. Simplot, and approximately 15,800,762 shares of Remington Common Stock will be issued to stockholders of Remington other than Mr. Simplot and his affiliates. In addition, as part of the Transaction the stockholder of SSHC will receive a Warrant (the "Warrant") to purchase 300,000 shares of Remington Common Stock at prices ranging from $7.00 per share to $11.00 per share.


                          REASONS FOR THE TRANSACTION

     Remington entered into the Merger Agreement with SSHC because the Board of Directors of Remington believes that the conversion to a single class of voting stock and the elimination of SSHC as the holding company for a majority of Remington's voting stock will serve numerous business interests of Remington including, but not limited to, increasing the liquidity and trading efficiency of the common stock of Remington, improving Remington's access to the capital markets, providing an efficient instrument for other business combinations that are in the best interests of Remington, and eliminating transactions with a controlling stockholder. See "The Transaction -- Remington's Reasons for the Transaction."

   THE SPECIAL TRANSACTION COMMITTEE AND OPINION OF OUTSIDE FINANCIAL ADVISOR


     The Board of Directors of Remington established a Special Transaction Committee of the Board (the "STC") to consider the Merger Agreement, including the Transaction contemplated thereunder. The STC determined that the Transaction is fair to Remington and its stockholders other than SSHC and its affiliates. To aid in its review of the Transaction, the STC retained an outside financial advisor. This financial advisor, Howard, Weil, Labouisse, Friedrichs Incorporated, has issued a written opinion to the effect that, from a financial point of view, the Transaction is fair to Remington and its stockholders other than SSHC and its affiliates. See "The Transaction -- Proceedings of the STC" and "-- Opinion of STC Financial Advisor."

                         SUMMARY FINANCIAL INFORMATION

                       REMINGTON OIL AND GAS CORPORATION

                                              SIX MONTHS ENDED
                                                  JUNE 30,                      YEARS ENDED DECEMBER 31,
                                             ------------------   ----------------------------------------------------
                                              1998       1997     1997(1)      1996       1995       1994       1993
                                             -------   --------   --------   --------   --------   --------   --------
                                                (UNAUDITED)
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
Total revenue..............................  $24,563   $ 34,194   $ 61,053   $ 70,210   $ 59,493   $ 59,244   $ 37,102
Net income (loss)..........................  $(3,152)  $1,345...  $(26,790)  $ (7,662)  $  5,392   $  9,157   $  2,161
Basic and diluted income (loss) per
  share....................................  $ (0.15)  $   0.06   $  (1.31)  $  (0.37)  $   0.26   $   0.44   $   0.10
Total assets...............................  $99,476   $134,835   $ 98,515   $136,599   $145,491   $135,041   $128,882
8 1/4% convertible Subordinated notes......  $38,371   $ 55,077   $ 38,371   $ 55,077   $ 55,077   $55,077..  $ 55,077
Other indebtedness.........................    9,700         --   $  6,000         --         --         --   $  1,970
Cash dividends per share...................       --         --         --         --         --         --         --
Stockholders' equity.......................  $41,544   $ 72,635   $ 44,287   $ 74,356   $ 82,047   $ 75,513   $ 67,655
Book value per share.......................  $  2.04   $   3.57   $   2.18   $   3.57   $   3.94   $   3.63   $   3.25
Shares outstanding
  Class A Common Stock.....................    3,222      3,219      3,219      3,250      3,250      3,250      3,245
  Class B Common Stock.....................   17,147     17,137     17,087     17,553     17,553     17,553     17,558
Net cash flow provided by operations.......  $11,497   $ 17,953   $ 27,546   $ 28,955   $ 24,047   $ 27,644   $ 11,006

---------------

(1) In 1997, the Company recorded a $14.6 million deferred income tax expense when the net deferred tax asset that had been recorded by the Company in 1992 was written down to a carrying value of zero.

                   S-SIXTEEN HOLDING COMPANY AND SUBSIDIARIES


                                                                 SIX MONTHS
                                                               ENDED JUNE 30,      YEARS ENDED DECEMBER 31,
                                                              -----------------   ---------------------------
                                                               1998      1997     1997(1)    1996     1995(2)
                                                              -------   -------   -------   -------   -------
                                                                 (UNAUDITED)
                                                                     (IN THOUSANDS, EXCEPT SHARE DATA)
Total revenue...............................................  $ 1,727   $ 1,665   $ 3,335   $ 3,189   $ 5,679
Net income (loss)...........................................  $   886   $   (53)  $  (564)  $   (44)  $ 1,019
Basic and diluted income (loss) per share...................  $ 22.72   $ (1.23)  $(13.42)  $ (1.02)  $ 23.70
Total assets................................................  $16,563   $19,104   $14,716   $24,007   $30,123
Short-term notes payable....................................  $ 5,803   $ 7,407   $ 6,690   $ 1,020   $   124
Long-term notes payable.....................................  $ 1,895        --   $ 1,899   $ 6,471   $10,472
Minority interest...........................................  $   113   $   251   $   154   $   257   $   192
Cash dividends per share....................................      N/M       N/M       N/M       N/M       N/M
Stockholders' equity........................................  $ 8,609   $11,219   $ 5,826   $16,129   $17,947
Book value per share........................................  $223.59   $261.47   $151.31   $375.90   $418.59
Shares outstanding
  Class A Common Stock......................................       33        33        33        33         0
  Class B Common Stock......................................   38,472    42,875    38,472    42,875    42,875
Net cash flow provided by (used in) operations..............  $ 1,117   $   131   $ 1,116   $    27   $  (425)


---------------


(1) On August 29, 1997, entities controlled by Mr. J.R. Simplot purchased all 33 shares of Class A (Voting) Common Stock and 38,472 shares (89.7%) of the Class B (Non-Voting) Common Stock of BBHC from Don D. Box, Gary D. Box, Thomas D. Box and Douglas D. Box (the "Box Brothers") and settled all litigation existing between and among Mr. Simplot and the Box Brothers. On October 14, 1997, SSHC acquired the remaining 4,403 shares (10.3%) of the Class B (Non-Voting) Common Stock of BBHC as treasury stock. The treasury stock was subsequently cancelled.



(2) Total revenues in 1995 include a net gain on sale of securities totaling $2.6 million.


N/M -- Not Meaningful

                        PRO FORMA SUMMARY FINANCIAL DATA

                       REMINGTON OIL AND GAS CORPORATION

                                                             SIX MONTHS       YEAR ENDED
                                                               ENDED         DECEMBER 31,
                                                           JUNE 30, 1998         1997
                                                           --------------    ------------
                                                            (UNAUDITED AND IN THOUSANDS,
                                                               EXCEPT PER SHARE DATA)
Total revenue............................................     $ 24,585         $ 61,271
Net income (loss)........................................     $ (2,468)        $(27,750)
Basic and diluted income (loss) per share................     $  (0.12)        $  (1.29)
Total assets.............................................     $101,012                 (1)
8 1/4% convertible subordinated notes payable............     $ 38,371                 (1)
Cash dividends per share.................................          N/M                 (1)
Stockholders' equity.....................................     $ 42,527                 (1)
Book value per share.....................................     $   2.00                 (1)
Common stock outstanding.................................       21,226                 (1)
Net cash flow provided by operations.....................     $ 12,614         $ 28,662

---------------

(1) The Transaction will be accounted for as a purchase transaction. Pro forma balance sheet financial information has been prepared as of June 30, 1998 and pro forma income statement information has been prepared for the six months ended June 30, 1998 and the year ended December 31, 1997.

N/M -- Not meaningful.

                           EFFECTS OF THE TRANSACTION


     As a result of the Merger SSHC will cease to exist, Remington will acquire all the assets and assume all the liabilities of SSHC, and the subsidiaries of SSHC will become subsidiaries of Remington. Following the Merger and the resulting conversion of Remington Class A Stock and Remington Class B Stock into Remington Common Stock, approximately 21,225,815 shares of Remington Common Stock will be outstanding. An additional 6,848,213 shares (including 300,000 shares subject to the Warrant to be issued to SSHC's sole stockholder in the Transaction) will be reserved for issuance pursuant to outstanding warrants, options, and convertible securities. In connection with the Merger, the amendments to Remington's Certificate of Incorporation and By-Laws will become effective.



     Prior to the Merger, SSHC and its affiliates, including Mr. Simplot, control approximately 57% of Remington's voting stock through their beneficial ownership of 1,840,525 shares of Remington Class A Stock. In addition, Mr. Simplot owns 2,846,000 shares of Remington Class B Stock. Immediately following the Merger, Mr. Simplot and his affiliates will beneficially own 5,631,028 shares of Remington Common Stock (exclusive of the Warrant to acquire Remington Common Stock), representing approximately 27% of the outstanding Remington Common Stock. Accordingly, Mr. Simplot and his affiliates will no longer control a majority of the voting stock of Remington. See "The Transaction."



                           MATERIAL TAX CONSEQUENCES



     Stockholders of Remington will not recognize gain or loss upon the exchange of their shares of Remington Class A Stock or Remington Class B Stock for shares of Remington Common Stock, except with respect to cash, if any, received in lieu of fractional shares. The aggregate tax basis of the shares of Remington Common Stock received solely in exchange for Remington Class A Stock or Remington Class B Stock, as applicable, will be the same as the aggregate tax basis of the shares of Remington Class A Stock and Remington Class B Stock, as the case may be, except with respect to cash, if any, received in lieu of fractional shares, exchanged for shares of Remington Common Stock. See "Certain Material Federal Income Tax Consequences."

                                APPRAISAL RIGHTS

     The General Corporation Law of the State of Delaware does not provide Remington stockholders appraisal rights in connection with the Merger. See "The Transaction."

     VOTE REQUIRED FOR APPROVAL OF THE MERGER AGREEMENT AT SPECIAL MEETING

     The holders of Remington Class A Stock and Remington Class B Stock will vote, as separate classes, on approval of the Merger Agreement at the Special Meeting. In order for the Merger Agreement to be approved, holders of a majority of the outstanding shares of Remington Class A Stock must vote in the affirmative and holders of a majority of the Remington Class B shares voting in person or by proxy at the Special Meeting must also vote in the affirmative. SSHC, which holds 57% of the Remington Class A Stock, has informed the Company that it intends to vote to approve the Merger Agreement. In addition, Mr. Simplot and his affiliates, who control approximately 18% of the outstanding shares of Remington Class B Stock, have informed the Company that they intend to vote their Remington Class B Stock to approve the Merger Agreement.

                          FORWARD-LOOKING INFORMATION

     This Prospectus and Proxy Statement includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical fact included in this Prospectus and Proxy Statement are forward-looking statements. Although Remington and SSHC believe that their respective expectations are based upon reasonable assumptions, no assurance can be given that actual results may not differ materially from those in the forward-looking statements. Important factors that could cause actual results to vary materially from the expectations of Remington and SSHC include, among other things, the prices received or the demand for oil and gas, the uncertainty of reserve estimates, operating hazards, competition and the effects of governmental and environmental regulation, conditions in the capital and equity markets and the ability of Remington to achieve the goals described in "Remington's Reasons for the Transaction," as well as other factors discussed or incorporated by reference in this Prospectus and Proxy Statement.

                                  RISK FACTORS

     Any investment in the oil and gas industry inherently involves risks as production, prices and the estimated amounts of recoverable reserves may vary dramatically from time to time. The consummation of the Transaction does not lessen these risks.

THE TRANSACTION INVOLVES RELATED PARTIES

     The Transaction is subject to certain conflicts of interest arising out of the relationships between and among SSHC, affiliates and officers of SSHC, SSHC's nominees to the Remington Board of Directors, Remington and certain officers of Remington. Through SSHC's ownership of approximately 57% of the Remington Class A Stock, SSHC has the power to control the selection or removal of directors of the Company. David H. Hawk, Chairman of the Remington Board of Directors, is a nominee of SSHC to the Board of Directors of Remington and is the sole director and President of SSHC and its subsidiaries as well as an employee of the J. R. Simplot Company whose founder, Mr. J.R. Simplot, controls all of the voting stock and equity of SSHC. James A. Lyle is also an SSHC nominee to the Remington Board of Directors; he participated for over 10 years with Mr. Simplot and Mr. Hawk as a plaintiff in various lawsuits against the Company, all of which have now been settled. Don D. Box, a Director and Executive Vice President of Remington, who, together with his brothers, sold all of his equity interest in SSHC in August of 1997 to affiliates of Mr. Simplot, is an officer of SSHC. Remington's Vice President/Finance and principal financial officer is also an officer of SSHC. The Merger Agreement did not result from negotiations between unaffiliated third parties.


REMINGTON'S OBLIGATION TO OFFER TO PURCHASE 8 1/4% CONVERTIBLE SUBORDINATED
NOTES



     As of August 14, 1998, $38.4 million principal amount of Remington 8 1/4% Convertible Subordinated Notes due December 1, 2002 (the "Notes") were issued and outstanding. These notes are governed by an indenture (the "Indenture") dated December 1, 1992 between Remington and United States Trust Company of New York as trustee. The Indenture contains change of control provisions which, if the Merger is consummated, will require Remington to offer to purchase the Notes at a price equal to 100% of the principal amount plus accrued but unpaid interest. Under the Indenture, Remington must purchase any tendered notes 40 business days after the effective time of the Merger. Remington may not have sufficient cash to purchase all of the Notes if tendered. In such event, Remington may have to explore other means to purchase the tendered notes including, but not limited to, obtaining bank financing and/or utilizing the public and private debt and equity markets or the sale or other disposition of assets to finance the repurchase of the Notes. The Merger Agreement provides that in the event the Remington Board of Directors concludes that there is insufficient liquidity to cover probable tenders of Notes, the Remington Board of Directors may discontinue its obligation to recommend that Remington stockholders approve the Transaction. No assurances can be made that financing can be obtained on terms as favorable or more favorable than that obtained in connection with the Notes or Remington's current bank credit facility. Indeed, the financing terms could be materially less favorable than those currently in existence. A failure on the part of Remington to purchase any Notes required to be purchased under the Indenture could constitute an event of default under the Indenture which could in turn constitute an event of default under the bank credit facility. Remington is unable to predict the amount of the Notes that will be tendered.

FIXED MERGER CONSIDERATION

     The number of shares of Remington Common Stock receivable by the stockholder of SSHC in the Merger will not be subject to adjustment in the event of an increase or a decrease in the market price of Remington Class A Stock or Remington Class B Stock. The Merger Agreement does not provide that any party to the Merger Agreement may unilaterally terminate the Merger Agreement based on an increase or decrease in the market price of Remington Class A Stock or Remington Class B Stock.


LIMITED AVAILABILITY UNDER BANK CREDIT AGREEMENT



     On September 30, 1998, the Company extended and increased its bank revolving credit facility. The extended credit facility provides for a maximum of $50 million and has a term of 18 months. The initial borrowing base under the facility is $15 million with an automatic increase to $20 million in the event no more than $10 million of the Notes are tendered. See "-- Remington's Obligation to Offer to Purchase 8 1/4% Convertible Subordinated Notes." The borrowing base is also subject to amortization of $1.25 million per month ($1.67 million in the case of a $20 million borrowing base) starting in May 1999, if the Company fails to increase reserves as specified in the credit agreement. Likewise, the borrowing base is subject to increase as reserves increase in accordance with the loan agreement. Up to $15 million of the funds available through the credit facility may be used for general corporate purposes. Amounts advanced in excess of the $15 million may be used only to acquire producing oil and gas properties. The Company's oil and gas properties serve as collateral for the credit facility. In addition to the standard events of default, the credit agreement provides for an event of default if the Company pays more than an aggregate of $50 million to purchase Notes or to settle or satisfy the judgment in the Phillips Petroleum litigation. See "Risk Factors -- Phillips Petroleum Litigation." As of October 13, 1998, Remington had borrowed $9.7 million, and issued letters of credit aggregating $250,000 under the facility.


PHILLIPS PETROLEUM LITIGATION


     The Company and Phillips Petroleum Company ("Phillips") have been engaged in litigation concerning the Net Profits interest in South Pass Block 89. In this litigation, Phillips contends that pursuant to its 33% Net Profits interest in South Pass Block 89, it was entitled to receive an overriding royalty for months in which "net profits" were not achieved; that an excessive oil transportation fee was being charged to the Net Profits account; and that the entire $69.6 million cash payment that had been received by the Company from the 1990 settlement of certain litigation should have been credited to the Net Profits account instead of the $5.8 million that was credited. On the latter claim, Phillips seeks to receive in excess of $21.5 million, while on the first two claims Phillips alleged aggregate damages of several million dollars. In addition, Phillips, under the Louisiana Mineral Code, is seeking double damages and cancellation of the farmout agreement that created the Net Profits interest. Remington denies Phillips' claims and vigorously defended against them during a non-jury trial held in April 1997. In addition to contesting the claims of Phillips, the Company asserted a counterclaim at trial that Phillips had breached a settlement agreement regarding previous litigation between the parties and claimed damages in excess of $10.0 million. On August 18, 1998, the trial court rendered a judgment in which Phillips was awarded $9,276,432 on its claim relating to the 1990 settlement and $1,581,000 on its overriding royalty claim. Phillips' claim of an excessive transportation fee was dismissed, as were its claims for double damages and lease cancellation. The trial court also dismissed Remington's counterclaim. The trial court has yet to issue a final judgment. The Company expects that the final trial court judgment will be approximately $17.3 million including interest. Remington may appeal the portions of the trial court's judgment adverse to the Company. Once the trial court enters its final judgment, the Company will have up to 30 days to file its notice of appeal.



     SFAS No. 5 entitled "Accounting for Contingencies" requires the Company to accrue a loss contingency when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

Therefore, the Company will accrue the liabilities associated with the court judgment in the third quarter of 1998, when the judgment was issued.


     In addition, Remington has filed a declaratory judgment action against Phillips in federal district court in Dallas, Texas, requesting the court to declare that none of the $49.8 million from the recent termination of Remington's gas contract with Texas Eastern Transmission Corporation are owed to Phillips by virtue of a 33% Net Profits interest in South Pass Block 89.

MINORITY STOCKHOLDER LITIGATION OF SSHC

     Upon the Merger, Remington will acquire all of the assets and assume all of the liabilities of SSHC. One contingent liability is a pending lawsuit brought by minority stockholders of subsidiaries of SSHC. See Note 10 to S-Sixteen Holding Company and Subsidiaries Notes to Consolidated Financial Statements for 1997, 1996, and 1995; and Note 4 to S-Sixteen Holding Company and Subsidiaries Notes to Consolidated Financial Statements for the six months ended June 30, 1998 and 1997. Accordingly, Remington will assume all of the costs to defend this litigation and the costs of any settlement or adverse judgment.


REMINGTON'S INCREASED EXPOSURE TO VOLATILE OIL AND GAS PRICES


     The future financial condition and results of operations of Remington will depend upon the prices received for oil and natural gas production and the costs of acquiring, finding, developing and producing reserves. Prices for oil and natural gas are subject to fluctuations in response to relatively minor changes in supply, market uncertainty and a variety of other factors that are beyond the control of Remington. These factors include worldwide political and economic instability (especially in the Middle East and other oil producing regions), the foreign supply of oil and natural gas, the price of foreign imports, the level of consumer product demand, government regulations and taxes, the price and availability of alternative fuels, and the overall economic environment. A substantial or extended decline in oil and natural gas prices would have and has had a material adverse effect on Remington's financial position, results of operations, quantities of oil and natural gas that may be economically produced, and access to capital. In addition, the sale of Remington's oil and gas production will depend upon a number of factors beyond its control, including the availability and capacity of transportation and processing facilities.

     Oil and natural gas prices have historically been volatile and are likely to continue to be volatile in the future. Such volatility makes it difficult to estimate the value of producing properties for acquisition and to budget and project the financial return of exploration and development projects involving producing properties.

     On July 31, 1998, the Company and Texas Eastern Transmission Corporation ("TETCO") agreed to terminate the South Pass Block 89 long-term gas sales contract effective June 30, 1998 (the "TETCO Contract Termination"). TETCO made a Termination Payment (as defined in the agreement) to the Company in the amount of $49.8 million. As part of the termination agreement, TETCO was released from the gas purchase contract, including gas substitution and indemnification rights thereunder, as well as related indemnification and other obligations under a 1990 settlement agreement. Remington will sell all gas produced from and after July 1, 1998 from South Pass Block 89 on the spot market. Thus, in the past, Remington has been somewhat sheltered from the volatility of the natural gas market due to its long term gas contract on South Pass Block 89, under which Remington received prices for that gas which were well above the market price. Natural gas sales from South Pass Block 89 provided approximately 40% of Remington's total revenues in 1997 and approximately 32% of total revenues for the first six months of 1998. Much of the gas produced from South Pass 89 is attributable to one well. This well has been producing at decreasing rates and Remington projects that the decrease in production will continue. Large quantities of natural gas are believed to remain in the reservoir containing South Pass Block 89, and Remington is currently evaluating several possible courses of action concerning the maximization of profit from South Pass Block 89.

     Remington's decreased reliance on natural gas from South Pass Block 89 leaves Remington more exposed to the volatility of prices for oil and natural gas. Remington's average oil price for 1997 was $17.79 per barrel compared to $11.97 for the first six months of 1998. This decline continues to have a negative impact on Remington's total revenues, net income, and cash flow from operations.

REMINGTON'S SUCCESS DEPENDS UPON INCREASING RESERVES


     Remington's future success will depend on its ability to find, develop or acquire additional economically recoverable oil and gas reserves. The proved reserves of Remington will generally decline as reserves are depleted, except to the extent that Remington conducts successful exploration or development activities, acquires properties containing proved reserves, or both. There can be no assurance that Remington's planned development and exploration projects and acquisition activities will result in significant additional reserves or that Remington will have success drilling productive wells at economic finding and development costs. Furthermore, while Remington's revenues may increase if prevailing oil and natural gas prices increase significantly, Remington can make no assurances that finding costs for additional reserves will not also increase.


REMINGTON'S ACQUISITION OF PIPELINE SUBSIDIARY INCREASES ITS OPERATING HAZARD AND REGULATORY RISKS


     As a result of the Merger, Remington will acquire a 94% interest in CKBP, which owns an interest in the offshore pipeline through which Remington ships its oil to shore from the South Pass Complex in the Gulf of Mexico (the "Pipeline"). The operation of the Pipeline subjects CKBP to the risks discussed below in "-- Operating Hazards; Limited Insurance Coverage" and "-- Governmental Regulation." Although a subsidiary of Remington will own the Pipeline interest, Remington can give no assurances that attempts will not be made to attribute any liabilities of CKBP to Remington.

OPERATING HAZARDS; LIMITED INSURANCE COVERAGE

     Remington's and CKBP's operations are subject to hazards and risks inherent in the drilling for and production and transportation of oil and gas, such as fires, natural disasters, explosions, encountering formations with abnormal pressures, blowouts, cratering, pipeline ruptures and spills, any of which can result in the loss of hydrocarbons, environmental pollution, personal injury claims and other damage to the properties of Remington, CKBP and others. These risks could result in substantial losses to Remington and CKBP due to injury and loss of life, severe environmental damage and suspension of operations. Moreover, Remington and CKBP's operations are subject to a variety of operating risks peculiar to the marine environment, such as hurricanes or other adverse weather conditions, interruption or termination of operations by governmental authorities based on environmental or other considerations, and more extensive governmental regulations, including regulations that may, in certain circumstances, impose strict liability for pollution damage. In addition, interruption of CKBP's pipeline operations could adversely affect Remington since Remington transports its oil from the South Pass Complex to onshore Louisiana through the Pipeline. Such interruption could cause loss of revenue to Remington if Remington were unable to obtain an alternative source of transportation.

     As protection against operating hazards, Remington and CKBP have maintained and will continue to maintain insurance coverage against some, but not all, potential losses. This insurance coverage includes, among other things, comprehensive general liability, business interruption and limited coverage for sudden environmental damage. Neither Remington nor CKBP believes that insurance to cover environmental damages that occur over time or insurance to fully cover sudden environmental damages is available at a reasonable cost. Accordingly, each of Remington and CKBP may be subject to liability or may lose substantial portions of its properties in the event of environmental damages. The occurrence of an event that is not fully covered by insurance could have a material adverse impact on Remington's financial condition and results of operations.

GOVERNMENTAL REGULATION

     Operations. Remington's operations will be affected from time to time in varying degrees by political developments and federal and state laws and regulations. In particular, oil and natural gas production, operations and economics are or have been affected by price controls, taxes and other laws relating to the oil and natural gas industry, and by changes in such laws and changes in administrative regulations. Remington cannot predict how existing laws and regulations may be interpreted by enforcement agencies or court rulings, whether additional laws will be adopted, or the effect such changes may have on its business or financial condition.

     Environmental. Remington's operations are subject to numerous laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. Remington's costs associated with environmental compliance, while not yet a material amount, have increased over time and Remington expects such costs to rise in the future. Moreover, the cost of compliance with federal and state legislation, such as the Oil Pollution Act of 1990, together with their amendments, could have a significant impact on the financial ability of Remington to carry out its oil and natural gas operations. Remington's future compliance with the legislation and accompanying regulations could impose financial responsibility requirements, liability and operational requirements which could have an adverse impact on Remington's results of operations.

     The laws which require or address environmental remediation apply retroactively to previous waste disposal practices. In many cases, these laws apply regardless of fault, legality of the original activities or ownership or control of sites. Liability under these laws can result in severe fines and cleanup costs being levied against the liable party. Although Remington has never been a liable party under these laws or been named a potentially responsible party for waste disposal at any site, there can be no assurance that Remington will not become liable in the future.


NO ASSURANCE OF ACTIVE MARKET FOR REMINGTON COMMON STOCK FOLLOWING TRANSACTION


     Currently, the shares of Remington Class A Stock and Remington Class B Stock are traded on the Nasdaq National Market and the Pacific Exchange. Application has been made to list the shares of Remington Common Stock issued in exchange for the Remington Class A and Class B Stock on the Nasdaq National Market and the Pacific Exchange subsequent to the effective time of the Transaction. Since January 2, 1998, the average daily trading volume in the Remington Class A shares has been 2,962, while the average daily trading volume for the Remington Class B shares has been 30,415. Although one of the reasons underlying Remington's desire for a single class of common stock is increasing the liquidity and trading efficiency of Remington's common stock, no assurances can be given that an active market in Remington Common Stock will exist nor that the liquidity and trading efficiency of Remington's Common Stock will increase.


YEAR 2000 ISSUE



     The Year 2000 issue relates to computer programs being written with two digits rather than four to define the applicable year. Computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 instead of 2000 or may not recognize the date at all. The inability of programs to recognize or properly treat the year 2000 may cause a breakdown of both information technology and non-information technology systems and cause these systems to process critical financial and operational information incorrectly. Remington has assessed and continues to assess the year 2000 issue and its impact on the Company, its partners, suppliers, vendors and customers. The year 2000 issue has a potential impact on the Company in several areas, including, among others, the ability of the Company to be paid for its oil and natural gas production, the operations of the producing properties in which the Company holds interests, the ability of the Company to pay its vendors and suppliers, and the management of the Company's financial assets including cash and securities held with financial institutions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity add Capital Resources."



DEPENDENCE ON KEY PERSONNEL



     The loss of the services of James A. Watt as President and Chief Executive Officer of the Company would have a material adverse effect on the Company. Remington has entered into an employment agreement with Mr. Watt but does not maintain key-person insurance for him.

                 GENERAL INFORMATION ABOUT THE SPECIAL MEETING

DATE, TIME AND PLACE OF SPECIAL MEETING


     The Special Meeting of stockholders of Remington (the "Special Meeting") will be held immediately upon the close of the Annual Meeting on
               , November   , 1998, at                , Dallas, Texas.


RECORD DATE AND OUTSTANDING SHARES


     Only holders of record of Remington Class A Stock and Remington Class B
Stock at the close of business on October   , 1998 (the "Special Meeting Record
Date"), are entitled to notice of, and to vote at, the Special Meeting.


     At the close of business on the Special Meeting Record Date, there were
     holders of record of Remington Class A Stock with           shares issued
and outstanding and           holders of record of Remington Class B Stock with
     shares issued and outstanding. Each share of Remington Class A Stock and Remington Class B Stock entitles the holder thereof to one vote on each matter submitted for stockholder approval at the Special Meeting.

PURPOSE OF THE SPECIAL MEETING

     The purpose of the Special Meeting is to consider and vote upon

          (i) approval of the Merger Agreement and

          (ii) such other matters as may properly be brought before the Special Meeting.

VOTE REQUIRED


     The presence of the holders of a majority of the outstanding shares of Remington Class A Stock entitled to vote at the Special Meeting, whether present in person or by proxy, and the presence of the holders of a majority of the outstanding shares of Remington Class B Stock entitled to vote at the Special Meeting, whether present in person or by proxy, will constitute a quorum for the transaction of business. Holders of Remington Class A Stock will vote as a separate class from the holders of Remington Class B Stock. The approval of each class is required for adoption of the Merger Agreement. Approval and adoption of the Merger Agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Remington Class A Stock and the affirmative vote of the holders of a majority of the shares of Remington Class B Stock that are voted at the Special Meeting, in person or by proxy. At the close of business on the Special Meeting Record Date, the directors and officers of Remington and
their affiliates held           shares of Remington Class A Stock and
shares of Remington Class B Stock, representing approximately      % and      %
of the outstanding shares of each class, respectively. Such persons have indicated to Remington that they intend to vote their shares in favor of the Transaction. In addition, as of the Special Meeting Record Date, SSHC and its affiliates (including David H. Hawk, individually) held 1,840,725 shares of Remington Class A Stock and 3,141,343 shares of Remington Class B Stock, representing approximately 57% and 18% of the outstanding shares of each class, respectively. SSHC and its affiliates have indicated to Remington that they intend to vote their shares in favor of the Transaction.


VOTING AND REVOCATION OF PROXIES

     All properly executed proxies that are not revoked will be voted at the Special Meeting with the class of shares that they represent and in accordance with the instructions contained thereon. If a holder of either Remington Class A Stock or Remington Class B Stock executes and returns a proxy and does not specify otherwise, the shares represented by such proxy will be voted FOR approval and adoption of the Merger Agreement. A holder of Remington Class A Stock checking the abstention box on the Class A proxy card or failing to return the proxy card will produce the same effect as voting against the Merger Agreement. In the case of holders of the Remington Class B Stock, checking the abstention box on the Class B proxy card or failing to return the Class B proxy card will result in such shares not being counted for purposes of determining the number of shares of Remington Class B Stock voting at the Special Meeting. A holder of either Remington Class A Stock or Remington Class B Stock who has executed and returned a proxy may revoke it at any time before it is voted at the Special Meeting by executing and returning a proxy bearing a later date, by filing written notice of such revocation with the Secretary of Remington stating that the proxy is revoked or by attending the Special Meeting and voting in person.

SOLICITATION OF PROXIES

     In addition to solicitation by mail, the directors, officers and employees, or their designees, of Remington may solicit proxies from its stockholders by personal interview, telephone, facsimile or otherwise. Remington will bear the costs of the solicitation of proxies from its stockholders. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who hold the voting securities of record for the forwarding of solicitation materials to the beneficial owners thereof. Remington will reimburse such brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses incurred by them in connection therewith.

                                THE TRANSACTION

GENERAL DESCRIPTION OF THE TRANSACTION


     The Merger Agreement provides that, at the effective time, SSHC will merge with and into Remington, with Remington becoming the surviving corporation, and the capital stock of Remington will be reclassified into a single class of voting common stock through the conversion of each outstanding share of Remington Class A Stock into 1.15 shares of Remington Common Stock and the conversion of each outstanding share of Remington Class B Stock into 1 share of Remington Common Stock. In the Transaction, SSHC's sole stockholder will receive 2,785,028 shares of Remington Common Stock in conversion of its 38,505 shares of SSHC common stock ("SSHC Stock") and will receive the Warrant to purchase 300,000 shares of Remington Common Stock. Stockholders of Remington, other than SSHC, will receive an aggregate of approximately 18,646,762 shares of Remington Common Stock in conversion of their shares of Remington Class A Stock and Remington Class B Stock. Following the Merger, Mr. Simplot and entities controlled by him will hold 5,631,028 shares, or approximately 27% of the outstanding shares, of Remington Common Stock, and the Warrant.


     As a result of the Merger, Remington will acquire all the assets and assume all the liabilities of SSHC. The assets of SSHC consist principally of (i) 1,840,525 shares of Remington Class A Stock and 88,668 shares of Remington Class B Stock, all of which will be cancelled in the Merger, and (ii) 94% ownership interests in two subsidiaries which own the Pipeline and 205,975 shares of Remington Class B Stock. The principal liabilities of SSHC consist of (a) a promissory note to Remington in the amount of $4.9 million, ("SSHC Note") which will be effectively cancelled, and (b) a promissory note to SSHC's sole stockholder in the amount of $1.9 million plus accrued interest, which pursuant to the Merger Agreement will be converted into capital of SSHC without the issuance of any additional shares of SSHC Stock ("SSHC Stockholder Note").

BACKGROUND OF THE TRANSACTION


     As early as 1997, the Board of Directors of Remington recognized the benefits that could result from converting Remington's two classes of common stock to a single class of voting stock. The Board of Directors concluded, however, that so long as the voting control of SSHC (then named Box Brothers Holding Company) was held by several members of the Box family, converting to a single class of voting common stock would be very difficult, primarily because the family members did not appear to agree among themselves on management and direction of the Company. In August 1997, BBHC Acquisition Co., L.L.C., an entity controlled by Mr. Simplot, purchased all of the voting stock of SSHC from the Box family members, thus creating the potential for effecting such a recapitalization. The Board of Directors of Remington recognized the benefit to the Company of this change in control and contemporaneously with such purchase agreed with Mr. Simplot to settle all of Mr. Simplot's litigation with the Company. The litigation and the terms of the settlement, subsequently memorialized in a settlement agreement, are described in Note 5 and Note 11 to the Remington Financial Statements. The Board of Directors agreed to the settlement with Mr. Simplot in part in reliance on Mr. Simplot's statements in a
Schedule 13D filed to report the purchase of the voting stock of SSHC. Mr. Simplot provided drafts of the Schedule 13D to Remington's Board of Directors prior to the purchase, and stated in the Schedule 13D that he would be willing to assist in recapitalizing the Company's stock to a single class of stock. Remington's Board of Directors recognized that as the largest single holder of Remington Class B Stock, with over 2,800,000 shares, the anticipated benefits of conversion to a single class of stock -- increased liquidity, voting power and increased shareholder value -- would be particularly beneficial to Mr. Simplot. Therefore, the Board of Directors believed that he was likely to act in accordance with his statements even though the conversion would require him to relinquish the majority voting control inherent in the Company's current structure.


     Following the August 1997 purchase of SSHC by Mr. Simplot, management retained Salomon Smith Barney Inc. ("Smith Barney") to help provide a mechanism to achieve management's goal of enhancing stockholder value through simplification of Remington's capital structure. On October 8, 1997, Smith Barney made an initial presentation to the Board of Directors. Although all directors were present for the presentation, David Hawk and James Arthur Lyle excused themselves from the meeting prior to any discussion. Mr. Hawk and Mr. Lyle stated that Mr. Hawk's position with SSHC as the sole director and an officer as well as his employment with the JR Simplot Company and the long standing relationships of Messrs. Hawk and Lyle with Mr. Simplot as plaintiffs in the Griffin litigation created the potential for conflicts of interest and, for this reason, they would not participate in Board discussion of any transaction between Remington and Mr. Simplot and his affiliates. See
"-- Potential Conflicts of Interest." Mr. Hawk indicated that Mr. Simplot did not have a specific proposal to make to the Company but would react to proposals from the Company and would negotiate in good faith. He also stated that Mr. Simplot supported conversion to a single class of stock and that Mr. Simplot did not have a specific price in mind for any transaction. The presentation by Smith Barney discussed the current ownership structure, an ownership structure resulting from a merger with SSHC and the resulting potential benefits to the Company. A structure for such a merger was discussed in general terms, including a range of any premium to be received by the holders of Remington Class A Stock and a range of any amount to be received by the stockholder of SSHC in such a merger. It was noted by Smith Barney that since April 1992, when Remington began trading with two classes of stock, the Remington Class A Stock traded at an average premium of approximately 18% to the Remington Class B Stock. It was also discussed that the amount of any consideration received by the stockholder of SSHC should be determined in part by the potential values inherent in SSHC, CKBP and CKBA.


     From October 1997 to February 1998 and prior to entering into negotiations with SSHC, the Company and Smith Barney considered information relevant to any proposed transaction with Mr. Simplot. Because the quantity of reserves associated with the Pipeline is the most significant component of any valuation of CKBP and SSHC, management and Smith Barney delayed establishing a proposed conversion ratio pending availability of the year-end 1997 reserve report prepared by Netherland, Sewell & Associates, Inc., an independent engineering and consulting firm. Based on reserves as of December 31, 1997, Smith Barney and the Company estimated that the value of CKBP ranged from $5.9 million to $8.5 million. Also at December 31, 1997, SSHC and its subsidiaries owed $6.7 million in short-term debt, which is expected to decline to $5.2 million by September 1998. In addition, SSHC owed $1.9 million on the SSHC Stockholder Note. Management and Smith Barney considered cash flows generated by CKBP based on reserves and expenses and concluded that the Transaction should be structured so that the cash flow per share and earnings per share that would result from a merger of SSHC and Remington would be accretive on a pro-forma basis.


     As a result of the analysis by Remington and Smith Barney, on March 19, 1998, Remington, through James A. Watt, Remington's President and Chief Executive Officer, made a proposal to Mr. Simplot pursuant to which SSHC would merge into Remington, and the capital stock of Remington would be recapitalized into a single class of stock, with each existing share of Remington Class A Stock converted into 1.15 shares of Remington Common Stock and each share of Remington Class B Stock converted into 1 share of Remington Common Stock. In total, the stockholder of SSHC would receive approximately 2.66 million shares of the Remington Common Stock. This proposal also provided that, pending the merger, SSHC would continue to make payments to Remington on the SSHC Note at a rate in excess of the minimum payments due by applying SSHC's available cash flow to the SSHC Note and that, upon consummation of the merger, the SSHC Note would be canceled. In addition, Remington proposed that the intercompany promissory note of SSHC to its sole Stockholder would be converted to equity without the issuance of any additional shares of capital stock.


     On April 2, 1998, Mr. Simplot agreed to the overall structure of Remington's proposal but made a counter-proposal with respect to the total share consideration for the proposed merger. Mr. Simplot proposed that SSHC's Stockholder receive approximately 2.785 million new shares of Remington Common Stock and also receive a Warrant to purchase up to 300,000 new shares, divided into three 100,000 share warrants for terms of one, three and five years, respectively at exercise prices from $7.00 to $11.00 per share.

     As a result of the negotiations, Mr. Simplot and management of Remington preliminarily agreed to merge SSHC and Remington in a tax-free reorganization for federal income tax purposes in which the Stockholder of SSHC would receive
72.329 shares of new Remington Common Stock for each of the 38,505 outstanding shares of SSHC Stock or a total of 2,785,028 shares of Remington Common Stock. Those shares would reflect the 2,135,168 shares of Remington Class A Stock and Remington Class B Stock held by SSHC and subsidiaries prior to the Merger, plus 276,079 shares of Remington Common Stock that would result from the conversion of the Remington Class A Stock at a ratio of 1.15 shares of Remington Common Stock for each share of Remington Class A Stock, plus an additional 373,781 shares of Remington Common Stock. The SSHC Note to Remington would be cancelled and the SSHC Stockholder Note would be converted to equity. Additionally, SSHC's stockholder would receive a Warrant to purchase up to 300,000 additional shares, divided into three 100,000 shares warrants for terms of one, three and five years at exercise prices of $7.00, $9.00, and $11.00 per share. The other holders of Remington Class A Stock would receive Remington Common Stock at the 1.15 conversion ratio.


     Management presented a progress report to Remington's Board of Directors at its meeting on April 8, 1998 indicating that the basic framework for the negotiation of a transaction between Remington and SSHC had been established as a merger of S-Sixteen into Remington, coupled with a recapitalization of the Company which involved the conversion from two classes of common stock into one class of voting common stock. The basic terms of the transaction were discussed but it was stressed that no definitive agreement had been reached between the parties. Mr. Hawk and Mr. Lyle again excused themselves during a presentation by Smith Barney and management concerning the proposed transaction. In view of the progress of the negotiations, the Board of Directors appointed a Special Transaction Committee to consider any transaction which could result and to determine whether the transaction would be fair to the Company and its shareholders other than SSHC and its affiliates, and directed that definitive agreements be prepared to document the transaction.


ALTERNATIVES TO THE TRANSACTION


     The Board of Directors of Remington considered various alternatives to the Transaction. However, after careful consideration, the Board concluded that Remington's objectives were best met by the Transaction.



     Remington's objectives in any recapitalization transaction include the simplification of the capital structure of Remington, providing the right to vote to all common stockholders, increasing the liquidity and trading efficiency of the common stock of Remington, improving Remington's access to the capital markets, providing an efficient instrument for other business combinations that are in the best interests of Remington and its shareholders, providing for the issuance of preferred stock in instances that are in the best interests of the Company and its stockholders, aligning stockholders interests, and acquiring an interest in the Pipeline. See "-- Remington's Reasons for the Transaction."



     Management of Remington initially considered alternatives to the proposed transaction that focused only on the Pipeline. For example, the parties discussed various purchase and revenue sharing options with respect to the Pipeline. The Board also considered merging SSHC into Remington while maintaining the two classes of common stock. These possibilities were rejected as too narrowly focused because they did not address the conversion to a single class of stock.



     The Board of Directors considered recapitalizing Remington's two classes of common stock into a single class of voting common stock without a transaction that combined the other assets of SSHC. Any such recapitalization, however, would require the approval of SSHC as the holder of a majority of Remington's voting stock, and the Board of Directors believed that such approval could not be obtained unless SSHC or its affiliates retained a significant percentage of voting stock following the recapitalization. However, because the Company has outstanding approximately 3 million shares of Remington Class A Stock and 17 million shares of Remington Class B Stock, awarding a number of new voting shares sufficient to give SSHC a controlling interest after the transaction would have required either issuing a very large number of new voting shares in exchange for the Remington Class A Stock or reducing the exchange value of each share of Remington Class B Stock to a small fraction of one. Either eventuality would have assigned a premium for the Remington Class A Stock greatly in excess of the historical trading premium of the Remington Class A Stock over the Remington Class B Stock.



     Consequently, the Board of Directors determined that a transaction needed to give Mr. Simplot a reasonable stock ownership percentage without unduly diluting the value of the Remington Class B Stock. The Board of Directors believed that Mr. Simplot's existing holdings of Remington Class B Stock and his indirect holding of Remington Class A Stock through SSHC, if converted at reasonable exchange ratios, when combined with the additional shares of new common stock that could be issued in a merger in reasonable consideration for the Pipeline and the other assets of SSHC, would result in Mr. Simplot receiving sufficient shares to maintain an acceptable stock ownership percentage and would therefore likely cause him to vote SSHC's Remington Class A Stock and his Remington Class B Stock in favor of the transaction.


POTENTIAL CONFLICTS OF INTEREST

     The Transaction is subject to certain conflicts of interest arising out of the relationships between and among SSHC, affiliates and officers of SSHC, SSHC's nominees to the Remington Board of Directors, Remington and certain officers of Remington. Through SSHC's ownership of approximately 57% of the Remington Class A Stock, SSHC has the power to control the selection or removal of directors of Remington. David H. Hawk, Chairman of the Remington Board of Directors, is a nominee of SSHC to the Remington Board and is the sole director and President of SSHC and its subsidiaries as well as an employee of the J. R. Simplot Company whose founder, Mr. J.R. Simplot, controls all of the voting stock and equity of SSHC. James A. Lyle is also an SSHC nominee to the Remington Board; he participated for over 10 years with Mr. Simplot and Mr. Hawk as a plaintiff in various lawsuits against the Company, all of which have now been settled. Don D. Box, a Director and Executive Vice President of Remington, who, together with his brothers sold all of his equity interest in SSHC in August of 1997 to affiliates of Mr. Simplot, is an officer of SSHC. Remington's Vice President/Finance and principal financial officer is also an officer of SSHC.


     Because of these potential conflicts of interest, Remington took considerable precautions in the negotiation of the Transaction. Members of Remington management with no connection to SSHC, principally James A. Watt, negotiated the Transaction for Remington, and negotiations on behalf of SSHC were conducted by its outside counsel rather than by SSHC nominees to the Remington Board of Directors. Remington engaged an outside financial advisor which has no connection to SSHC and its affiliates. Because the Merger Agreement was negotiated between management of Remington and the holder of the majority of Remington's voting stock, Remington's Board of Directors established the STC to consider whether the Transaction embodied in the Merger Agreement is fair, financially and otherwise, to Remington and its stockholders other than Mr. Simplot, SSHC and their affiliates. The STC, composed of non-management directors unaffiliated with Mr. Simplot, namely, Messrs. Goble, Greenwood, Preng, Rollins and Shapiro, was empowered to approve or disapprove the Merger Agreement. In addition, the STC was empowered to discuss the terms of the Transaction with SSHC and Mr. Simplot without the participation of Remington's management as well as to suggest changes in the terms of the Transaction and ultimately to "veto" the proposed Transaction if warranted but not to seek alternative transactions. The STC retained the services of the investment banking firm of Howard, Weil, Labouisse, Friedrichs, Inc. of Houston, Texas ("Howard, Weil"), to act as financial advisor to the STC and, if warranted, to issue an opinion as to the fairness, from a financial point of view, of any transaction the STC might approve. In addition, the STC retained an outside law firm, The Bayard Firm, of Wilmington, Delaware, to act as legal counsel to the STC. Despite these measures, however, the Transaction is not the result of negotiations between unaffiliated third parties.


PROCEEDINGS OF THE STC

     The STC's first meeting after its April 8, 1998 appointment was held by conference telephone on April 27, 1998. The principal purpose of the meeting was to select a financial advisor to the STC. After reviewing the credentials of three candidates, two of which (including the successful candidate) had submitted written proposals, the STC selected Howard, Weil because of its acknowledged experience in the oil and gas industry.

     During the second and third weeks of May, Mr. David Preng, the chairman of the STC, interviewed representatives of three Delaware law firms that had been identified as possible candidates for the position of independent counsel to the STC. After conducting the interviews and conferring with his STC colleagues, Mr. Preng notified The Bayard Firm of Wilmington, Delaware, of its preliminary selection as counsel to the STC ("STC Counsel") and invited representatives of that firm to attend the next scheduled meeting of the STC at the Company's headquarters in Dallas, Texas, on May 19.

     The next STC meeting went forward as scheduled on May 19. The first portion of the meeting was devoted to a preliminary report by two representatives of Howard, Weil concerning their methodologies, comparable company and comparable transaction analyses, and stock price comparisons regarding the proposed Transaction. There was also a preliminary discussion of matters relevant to the Merger, including the value of the Pipeline.

     After the Howard, Weil presentation, management made a presentation to the STC regarding the background of, and business purposes for, the proposed Transaction. In particular this presentation covered the sequence of negotiations with SSHC, the development and basis for the consideration SSHC would receive in the Merger, the exchange ratios for converting the Remington Class A Stock and Remington Class B Stock, and other matters. Management advised the STC that these terms were incorporated into the current draft of the Merger Agreement, which had been provided to the STC prior to the meeting, and that the terms were acceptable to Management and to SSHC. See "Terms of the Transaction." After entertaining questions from the STC, the management representatives excused themselves.

     The STC next considered the selection of counsel. After interviewing representatives of The Bayard Firm regarding their pertinent experience and the absence of material conflicts, the STC formally retained The Bayard Firm as STC Counsel by resolution.

     At the May 19 meeting, STC Counsel interviewed Messrs. Preng, Goble, Shapiro and Greenwood as to their personal and professional backgrounds, qualifications, and previous connections with Remington and its predecessors, Box Energy Corporation and OKC Limited Partnership, and with SSHC and its affiliates. (Mr. Rollins, who was not present at the May 19 meeting, was interviewed by STC Counsel at a later date by telephone.) The STC asked STC Counsel to prepare amendments to the pertinent provisions of the draft April 8 Board minutes, the original engagement letter with Howard, Weil (the "Original Engagement Letter"), and the Merger Agreement in order to reflect accurately the STC's charge.

     Toward the end of the May 19 meeting, the STC decided that three of its members (Dr. Shapiro, Mr. Preng and Mr. Rollins) would arrange a further meeting with Howard, Weil in Houston and that STC Counsel would be present.

     On May 28, 1998, the three aforementioned members of the STC met in Houston with STC Counsel and with representatives of Howard, Weil. The Howard, Weil representatives reported to the STC on the progress of the firm's due diligence. They guided the STC members through the firm's accretion/dilution, comparable companies and comparable transactions analyses, and summarized Howard, Weil's review and consideration of Remington's stock trading history and the appropriateness of the proposed premium for the Remington Class A Stock in the Transaction.

     The STC members present questioned the Howard, Weil representatives about, among other matters, the manner of selection of the comparable companies chosen by Howard, Weil; whether and to what extent the Transaction is accretive for Remington on a going-forward basis; matters concerning the value of the Pipeline and Remington's petroleum reserves; the derivation of the exchange ratios; and the number of shares to be issued to SSHC in the Merger. The STC members asked Howard, Weil for certain additional information including, among other things, a chart on trading volume comparisons for the Remington Class A Stock and Remington Class B Stock; more information on the derivation of average oil and gas prices reflected in Howard, Weil's calculations; information regarding stock price movements for the selected comparable transactions on their respective announcement dates; and certain other matters germane to a valuation of the Company.

     At the conclusion of the May 28 meeting between Howard, Weil and the three STC representatives, STC Counsel interviewed Howard, Weil with respect to its qualifications, independence and disinterestedness. In view of its May 19 meeting with the STC, Howard, Weil was requested to amend its Original Engagement Letter to reflect the actual scope of its assignment, including (a) the inclusion of the Merger as well as the conversion of stock in the definition of the Transaction, and (b) the concept that the Howard, Weil fairness opinion ("Fairness Opinion") would be addressed to Remington and its Class A and Class B stockholders other than SSHC and its affiliates. The Howard, Weil representatives indicated preliminarily their willingness to make these changes, subject to advice of their counsel.

     A telephonic meeting of the entire STC was held on Wednesday, June 3. A representative of Howard, Weil was present on the conference call. At that meeting, all STC members received additional information that had been requested by the STC members present in Houston on May 28. The Howard, Weil representative reviewed this new information with the STC, including a revised "comparable company" analysis and the new discounted cash flow analysis for the Pipeline. The STC was told that, from Howard, Weil's perspective, the proposed Transaction made good business sense for the Company and its stockholders other than SSHC and its affiliates.

     The STC met again by conference telephone on Friday, June 5. During that meeting, the STC reviewed and approved certain proposed changes to the draft Merger Agreement that were designed primarily to reflect accurately the role and charge of the STC and to identify the actual recipients of the Fairness Opinion. The STC also reviewed an initial draft of the Fairness Opinion and determined to ask Howard, Weil to add to its opinion that the proposed Transaction was fair to Remington as well as to the designated Class A and Class B stockholders of Remington. Parallel changes to the Original Engagement Letter were likewise requested. At that meeting, the STC raised the possible effect of the proposed Transaction upon Remington's Notes. Specifically, there was a concern that the proposed Transaction might constitute a "change of control" that could obligate the Company to offer to repurchase all of the outstanding Notes (approximately $38 million principal amount, plus accrued interest). See "Risk
Factors -- 8 1/4% Convertible Subordinated Notes."

     On June 10, 1998, the STC held another telephonic meeting. The STC approved STC Counsel's recommended changes to the draft Fairness Opinion and decided to communicate same to Howard, Weil and its counsel. The STC also had an extensive discussion of the possible effect of the Transaction upon the Notes. The STC decided to seek an additional interview with Remington management regarding various issues.

     On June 11, 1998, the STC and STC Counsel conducted an interview with Mr. Watt, who represented Remington management. Mr. Watt responded to several questions regarding the Notes, including matters relating to the likelihood of tenders and the possible funding thereof. Mr. Watt also reviewed the history of the negotiations and the consideration SSHC would receive in the Merger and the exchange ratios for each of the Class A and Class B shares. Mr. Watt also explained his understanding of the basis for including the Warrant in the proposed Transaction and the negotiations with respect to it.

     On Monday, June 15, the STC and STC Counsel met again by conference telephone. Two significant issues remained for the STC's consideration: the scope of the Fairness Opinion and of the Original Engagement Letter, and the potential effect of the Transaction upon the outstanding Notes. The STC continued its efforts to negotiate desired changes with Howard, Weil on the two aforesaid documents and to obtain protections for Remington in the Merger Agreement with respect to the Notes.

     On Tuesday, June 16, the STC met again by teleconference. The STC discussed adding language to the Merger Agreement relating to the Notes. STC Counsel also gave a status report on their negotiations with Howard, Weil's attorneys with respect to the proposed scope of the Fairness Opinion.

     On Wednesday, June 17, the STC convened again by telephone and reviewed a proposed amendment to the Merger Agreement with respect to the Notes. The STC approved that proposed amendment negotiated among SSHC, Remington management and the STC. STC Counsel also reported that Howard, Weil was prepared to add language to the Fairness Opinion regarding the Transaction's fairness to the Company. The STC expressed the view that, subject to receipt of the revised Fairness Opinion and advice of STC Counsel, all substantive issues respecting the Transaction had now been resolved to the STC's satisfaction.

     Over the next few days, copies of the amended Howard, Weil engagement letter (the "Amended Engagement Letter") and the signed Fairness Opinion (containing the revisions requested by the STC) were delivered to the STC members and to STC Counsel. On Monday morning, June 22, the STC met again by conference telephone. The STC voted to approve and adopt the Amended Engagement Letter and to forward same to the Company for its signature. Likewise, the STC accepted the Fairness Opinion on its own behalf and directed that a copy be sent to the full Board for its consideration at a special meeting noticed for later that day. Finally, the STC declared and resolved that, having completed its substantive review and analysis of the Transaction (subject to the receipt of the advice of STC Counsel and to making a few minor changes to the Fairness Opinion), the Transaction was fair to Remington and its Class A and Class B stockholders other than SSHC and its affiliates, and that an appropriate recommendation of the Transaction should be made to the full Board.

     Later on June 22, the STC recommended the Transaction to the full Remington Board, which (itself having received and reviewed a copy of the Fairness Opinion) voted to approve the Transaction and to recommend that the stockholders of Remington approve the Transaction as in the best interests of the Company and all of its stockholders.

REMINGTON'S REASONS FOR THE TRANSACTION

     In order for Remington to achieve its goal of increasing stockholder value through oil and gas exploration, acquisition and production activities, management and the Board of Directors believe that Remington must eliminate its present dual class common stock structure and institute measures designed to increase cash flow. It is Remington's intent that a simplified structure with a single class of common stock, each share of which is entitled to one vote, will increase the appeal of Remington's stock to investors and allow Remington to broaden its acquisition focus. Remington anticipates that acquisition of the Pipeline will increase Remington's cash flow. The Pipeline had 1997 revenues of $3.2 million from transporting Remington's oil.

     In approving the Merger Agreement, Remington's Board of Directors considered, among other things, the following key strategic benefits expected by Remington under the Merger Agreement:


          1. Simplification of the Capital Structure of Remington. Management and the Board believe the dual classes of common stock negatively impact the trading and thus the liquidity of both Remington Class A Stock and Remington Class B Stock. The Remington Class A Stock carries all the voting power of Remington but represents approximately 16% of its economic interest, while the Remington Class B Stock represents approximately 84% of the economic interest but has no voting power. Management believes that this structure confuses investors. Simplification of Remington's capital structure may make the Company's stock attractive to potential investors that would not invest in non-voting securities, particularly securities of a small company with a single controlling stockholder. While Smith Barney had noted at the October 8, 1997 Board meeting that the Remington Class A stock had historically traded at an 18% premium to the Remington Class B Stock, the Merger Agreement provides a 15% premium to holders of Remington Class A Stock, which Howard, Weil found to be fair from a financial standpoint to Remington and its stockholders other than SSHC and its affiliates. See "-- Opinion of STC Financial Advisor." Management believes that a single class of common stock, every share of which has one vote, could potentially broaden the Company's investor base.


          2. Providing all Common Equity Owners the Right to Vote. As the result of the Merger, each share of Remington Common Stock will be entitled to one vote. Moreover, as a result of the Transaction, ownership of the Company's voting stock by Mr. Simplot and his affiliates will be reduced to approximately 27% of the outstanding voting stock of Remington, compared with his current control of 57% of the voting stock. As the result of the Transaction no stockholder will have absolute voting control of the Company.

          3. Increasing the Liquidity and Trading Efficiency of the Common Stock of Remington. Over the last 12 months, Remington Class A Stock has averaged a daily trading volume of less than 3,000 shares. Despite the relative lack of liquidity of the Remington Class A Stock, its trading price was historically higher than that of the Remington Class B Stock. Due to the low trading volume of the Remington Class A Stock, the management of Remington believes that investors have been hesitant to invest in that stock, markedly hurting its liquidity and negatively affecting the stock's market price. Creating a single class of common stock is intended to increase such liquidity and thereby enable the common stock to trade up to its full potential.

          4. Control of the Pipeline. As a result of the Merger, Remington will acquire a 94% interest in the SSHC subsidiary CKBP, whose chief asset is its interest in the Pipeline. Since 1985, Remington and its predecessors have shipped their oil production from the South Pass Complex through the Pipeline. CKBP's 1997 revenue from its interest in the Pipeline was $3.2 million. Control of CKBP will entitle

     Remington to receive the benefits of controlling a common carrier party, including the potential for transporting third-party production. See "Note 10 of Notes to the Financial Statements of SSHC -- Commitments and Contingencies -- Minority Stockholders' Litigation" for a description of litigation brought by minority stockholders of CKBP and CKBA relating to the plaintiffs' minority interest in CKBP and CKBA.

          5. Better Positioning of Remington to Pursue Strategic Mergers and Access to Capital Markets. Remington believes that the dual class structure of its common stock hinders its access to both the debt and equity markets and its ability to undertake transactions that would be in the best interests of Remington and its stockholders. Management and the Board of Directors believe that by establishing a single class of common stock with equal voting rights and increasing the liquidity of Remington's common shares, Remington will be in a better position to offer its shares in private and public equity and convertible debt offerings, and to use its shares as consideration in strategic transactions.

          6. Aligning Shareholder Interests. The Board of Directors and management believe that the Transaction will create the ability for all stockholders to benefit equally from any future premium offered for control of the Company. In addition, Remington believes that the removal of stockholder interests involving affiliated transactions with the Company will more closely align the interests of all the stockholders.

     Management and the Board believe that the Transaction will increase stockholder value through the simplification of the common stock structure and establishing uniform voting rights for all of the common stock, which should increase the liquidity and trading efficiency of Remington Common Stock. This should, in turn, enhance Remington's access to the capital and strategic transactions markets. Such increased access and its acquisition of a strategic pipeline interest should assist Remington in increasing stockholder value through the Company's oil and gas exploration, acquisition, transportation and production activities.

     In reaching its decision to approve the Merger Agreement, Remington's Board of Directors also considered the following factors:

          1. The historical trading performance of Remington Class A Stock and Remington Class B Stock;

          2. Information relating to Remington's average operational performance over a five-year period, including finding and development costs from all sources, reserve replacement, total costs incurred in oil and gas activities, total costs incurred in oil and gas activities for reserve acquisition, percentage of total costs incurred in oil and gas activities for exploration, total costs incurred in oil and gas activities for development, cash flow net backs from exploration and production operations, reserve distribution between oil and gas, 1997 year-end reserves, 1997 production, reserves to production ratios, year-end 1997 SEC PV-10 value, and Remington's reserve and finding cost ranking within a selected peer group;

          3. Historical stock price premium between Remington Class A Stock and Remington Class B Stock;

          4. The results of an accretion/dilution analysis of the Transaction;

          5. Comparable companies analysis;

          6. Comparable transactions analysis; and

          7. SSHC discounted cash flow analysis.

RECOMMENDATION OF REMINGTON'S BOARD OF DIRECTORS


     For the reasons set forth under "-- Background of the Transaction" and "-- Remington's Reasons for the Transaction," Remington's Board of Directors believes that the terms of the Merger Agreement are fair to, and in the best interest of, Remington and Remington's stockholders. REMINGTON'S BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND RECOMMENDED THAT THE HOLDERS OF REMINGTON CLASS A STOCK AND REMINGTON CLASS B STOCK VOTE "FOR" ADOPTION AND APPROVAL OF THE MERGER AGREEMENT.

OPINION OF FINANCIAL ADVISOR



     On June 22, 1998, Howard, Weil delivered its written opinion to the STC that, as of the date of such opinion and based upon and subject to certain matters stated in such opinion, the Transaction was fair from a financial point of view to Remington and its stockholders, other than SSHC and its affiliates. THE FULL TEXT OF THE WRITTEN OPINION OF HOWARD, WEIL DATED JUNE 22, 1998, WHICH SETS FORTH THE PROCEDURES FOLLOWED, ASSUMPTIONS MADE, MATTERS CONSIDERED AND QUALIFICATIONS AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED AS APPENDIX II TO THE PROXY STATEMENT/PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE. STOCKHOLDERS OF REMINGTON ARE URGED TO, AND SHOULD, READ THIS OPINION IN ITS ENTIRETY.



     In connection with rendering its opinion, Howard, Weil has, among other things: (i) reviewed the Agreement and the Certificate of Merger, dated June 22, 1998, by and between Remington and SSHC; (ii) reviewed the Warrant Agreement, dated June 22, 1998, by and between Remington and SSHC; (iii) reviewed Remington's Form 10-K and related audited financial information for the years ended December 31, 1997, 1996 and 1995; (iv) reviewed Remington's Form 10-Q and related unaudited financial information for the quarterly periods ended March 31, 1998, September 30, 1997, June 30, 1997 and March 31, 1997; (v) reviewed
SSHC's audited financial information for the years ended December 31, 1997, 1996 and 1995; (vi) reviewed certain publicly available information relating to the business of Remington; (vii) reviewed certain oil and gas reserve estimates of Remington, dated January 1, 1998, prepared by Netherland, Sewell & Associates, Inc. ("Netherland, Sewell"), independent petroleum engineers, and discussed the oil and gas reserve estimates with Netherland, Sewell; (viii) reviewed certain oil and gas reserve estimates prepared by Remington and discussed the oil and gas reserve estimates with Remington; (ix) reviewed the relative contribution to Remington by field of estimates of Remington's oil and gas reserves and the future revenues to be derived from those reserves; (x) conducted discussions with members of senior management of Remington concerning the historical, current and estimated financial position and results of operations of its business and the business of SSHC; (xi) reviewed the historical market prices and trading volume for Remington Class A Stock and Remington Class B Stock and compared them with those of certain publicly traded companies which Howard, Weil deemed to be comparable to Remington; (xii) compared the results of operations of Remington with such comparable companies; (xiii) reviewed certain publicly available information concerning the nature and terms of certain selected comparable transactions involving different companies that was considered relevant to Howard, Weil's inquiry; (xiv) conducted analyses of discounted values of possible future cash flows derived from cash flow projections under
(x) certain forecasts of future oil and natural gas prices, (y) certain estimates of oil and gas reserves, rates of production and costs of production and (z) various discount rates; and (xv) made such other financial studies, analyses and examinations, performed such other investigations and took into account such other matters as Howard, Weil deemed necessary or appropriate.



     As set forth in its opinion, and in connection with preparing and rendering its opinion, Howard, Weil relied, without independent verification, upon the accuracy and completeness of all the financial information, reserve estimates and other information made available to Howard, Weil by Remington, discussed with or reviewed by or for Howard, Weil or publicly available, for purposes of its opinion. With respect to financial forecast information furnished to Howard, Weil by Remington, Howard, Weil assumed such information had been reasonably prepared and reflected the best currently available estimates and judgments of the management of Remington as to Remington's and SSHC's expected future financial performance. In rendering its opinion, Howard, Weil did not conduct a physical inspection of any of the oil and gas properties, facilities or other assets of Remington or SSHC, nor did Howard, Weil obtain or consider any independent evaluations or appraisals of such properties or assets other than a review of the oil and gas reserve information prepared by Remington and the oil and gas reserve information of Remington prepared by Netherland, Sewell upon which Howard, Weil relied without further investigation.



     For purposes of rendering its opinion, Howard, Weil assumed, in all respects material to its analyses, that the representations and warranties of each party to the Merger Agreement and all related documents and instruments contained therein were true and correct, that each party to such documents would perform all of the covenants and agreements required to be performed by such party under such documents and that all the conditions to the consummation of the Transaction would be satisfied without waiver thereof.

     Howard, Weil's opinion was necessarily based upon the securities markets and the oil and natural gas markets prevailing as of the date of such opinion and the conditions and prospects, financial and otherwise, of Remington and SSHC as they have been represented to Howard, Weil as of the date thereof or as they were reflected in the materials and discussions described above. Howard, Weil assumed that in the course of obtaining the necessary regulatory or other consents or approvals, contractual or otherwise, for the Transaction, no restrictions, including any divestiture requirements or amendments or modifications, would be imposed that would have a material adverse effect on the Transaction. Howard, Weil's opinion did not imply any conclusion as to the likely trading range for the Remington Common Stock following the consummation of the Transaction, which range may vary depending upon, among other factors, changes in oil and gas prices, market conditions, general economic conditions and other factors that generally influence the price of securities. Howard, Weil's opinion did not address the STC's underlying business decision to recommend the Transaction, and Howard, Weil expressed no view on the effect of the Transaction on the future business of Remington. Howard, Weil's opinion was directed only to the fairness, from a financial point of view, of the Transaction to Remington and its stockholders, other than SSHC and its affiliates, and does not constitute a recommendation concerning how holders of Remington Common Stock should vote with respect to the Transaction. The STC did not impose any limitations on the scope of Howard, Weil's analyses nor was Howard, Weil asked to seek alternative transactions or parties.



     In performing its analyses, Howard, Weil made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond Remington's and SSHC's control. Any estimates contained in such analyses are not necessarily indicative of actual values or predictions of future results or values, which may be significantly more or less favorable than as set forth therein. In addition, analyses and estimates relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may trade, be acquired or sold. Accordingly, such analyses and estimates inherently are subject to substantial uncertainty. In addition, the requirement for the delivery of the opinion was among several factors taken into consideration by the STC in making its determination to recommend the Transaction. Consequently, the Howard, Weil analyses described below should not be viewed as determinative of the decision of the STC or of the management of Remington with respect to the fairness of the Transaction.



     The following is a summary of the financial analyses used by Howard, Weil in its presentation to the STC and in connection with providing its written opinion to the STC on June 22, 1998:



     Historical Stock Price Analysis. Howard, Weil reviewed the closing stock prices and trading volumes of Remington's Class A Stock (the "Class A Stock") and Remington's Class B Stock (the "Class B Stock") from April 16, 1992 until May 27, 1998, respectively, for each trading day during this period. These data showed that the closing prices of the Class A Stock and the Class B Stock had ranged between $5.125 and $26.00 per share and between $5.00 and $18.875 per share, respectively. Howard, Weil calculated the ratio of the Class A Stock closing price for each trading day to the Class B Stock closing price for that same trading day for the period from April 16, 1992 to May 27, 1998. This analysis implied a premium ranging from a high of 1.0789% of each share of Class A Stock to each share of Class B Stock to a low of -13.1% for each share of Class A Stock to each share of Class B Stock, with a median and a mean premium during the period of 13.2% and 20.6% for each share of Class A Stock for each share of Class B Stock, respectively.



     Howard, Weil also reviewed the closing stock prices and trading volumes of the Class A Stock and the Class B Stock during one month, three month, six month and one year periods preceding May 27, 1998 for each trading day during such periods. These data showed that the closing price of the Class A Stock and Class B Stock had ranged between $5.125 and $9.25 per share and between $5.00 and $8.75 per share, respectively. Howard, Weil calculated the premium of the Class A Stock closing price for each trading day to the Class B Stock closing price for that same trading day for the one month, three month, six month and one year periods preceding May 27, 1998. This analysis implied a premium ranging from a high of 21.6% for each share of Class A Stock to each share of Class B Stock to a low of -6.5% for each share of Class A Stock to each share of Class B Stock. Howard, Weil concluded from this analysis that the range of closing stock prices of the Class A Stock and Class B Stock were within those implied by the premium contemplated in the Transaction.

     Discounted Cash Flow Analysis. Using a discounted cash flow analysis, Howard, Weil calculated the present value of the after-tax future cash flows that SSHC could be expected to generate based upon pipeline transportation volumes from Remington's South Pass Field under four different operating scenarios: "Scenario I," "Scenario II," "Scenario III" and "Scenario IV." Production forecasts, production profiles and associated production costs were supplied by both Remington and by Netherland, Sewell for proved, probable and possible reserves and supplied by Remington for exploratory reserves. In Scenario I, Remington's existing total proved reserves only were assumed to be produced for the life of the South Pass Field. In Scenario II, Remington's existing proved reserves were assumed to be produced with additional production volumes resulting from drilling success on exploratory reserves. In Scenario III, Remington's existing proved reserves were assumed to be produced with additional production volumes resulting from Remington's South Pass 87 "D" platform. In Scenario IV, Remington's existing proved reserves were assumed to be produced, with additional production volumes resulting from drilling success on exploratory reserves and from Remington's South Pass 87 "D" platform. SSHC's after-tax cash flows were discounted at rates ranging from 8% to 10% for each of Scenarios I through IV. Howard, Weil calculated the terminal value of SSHC's pipeline assets based upon estimates of salvage values ranging from $0.0 to $5.0 million and discounted the range of salvage values at rates ranging from 8% to 10%. A pipeline transportation tariff of $2.75 per barrel was assumed for all years of production.



     Howard, Weil estimated SSHC's equity value by adding (i) the discounted after-tax cash flows generated by production volumes through SSHC's pipeline for each of Scenarios I through IV plus (ii) the discounted terminal value of SSHC's pipeline based upon ranges of salvage value plus (iii) the market value of shares of Class A Stock and Class B Stock held by SSHC less (iv) SSHC's net debt and minority interest in SSHC. From this analysis, Howard, Weil arrived at a range of equity values for SSHC for each of the Scenarios I through IV. Howard, Weil calculated equity values ranging from (i) $12.9 million to $15.7 million for Scenario I, (ii) $14.0 million to $16.9 million for Scenario II, (iii) $15.7 million to $18.7 million for Scenario III, and (iv) $16.8 million to $19.9 million for Scenario IV.



     Pro Forma Merger Analysis. Howard, Weil analyzed certain pro forma financial effects that could result from the Transaction on Remington's estimated 1998, 1999 and 2000 earnings per share ("EPS") and cash flow per share ("CFPS") based upon financial forecasts provided by Remington management and in association with each of the aforementioned Scenarios I through IV. In connection with such analyses, Howard, Weil reviewed projections provided by the management of Remington with respect to the future financial and operating performance of Remington and SSHC, and after discussing such projections with the management of Remington, made certain adjustments. Howard, Weil then developed its own analysis of the pro forma effects of the Transaction. This analysis indicated that the Transaction would be accretive to Remington's EPS in 1998 by $0.086, $0.090, $0.093 and $0.096 (the percentage accretion is considered non-meaningful because of an estimated net loss per share in 1998 for Remington for each of Scenarios I through IV prior to the Transaction) accretive in 1999 by 4.4%, 14.6%, 5.4% and 9.7% and accretive in 2000 by 2.2%, 9.1%, 3.2%
and 6.7% for each of Scenarios I through IV, respectively. The analysis indicated that the Transaction would be accretive to Remington's CFPS in 1998 by 6.3% and 5.1%, dilutive in 1999 by 0.1% and 0.1% and dilutive in 2000 by 0.7% and 1.2% for Scenarios I and II, respectively. The analysis indicated that the Transaction would be accretive to Remington's CFPS in 1998 by 5.9% and 4.9%, accretive in 1999 by 0.4% and 0.3% and dilutive in 2000 by 0.3% and 0.8% for Scenarios III and IV, respectively.



     Analyses of Selected Publicly Traded Companies. Howard, Weil reviewed and compared selected historical stock, operating and financial ratios relating to Remington to the corresponding data and ratios of the following seven publicly traded companies in the oil and gas exploration industry: Basin Exploration, Inc., Bellwether Exploration Company, Callon Petroleum Company, the Houston Exploration Company, Kelley Oil and Gas Corporation, Petsec Energy Ltd. and Stone Energy Corporation (collectively the "Comparable Companies"). The Comparable Companies were chosen because they are publicly traded companies with financial and operating characteristics which Howard, Weil deemed to be similar to those of Remington. All multiples were based on closing stock prices as of May 27, 1998 and were based on publicly available information, including estimates provided by Howard, Weil research analysts' estimates and First Call Earnings Estimates. Howard, Weil calculated, among other things, the ratio of market entity value (defined as the sum of the market value of common equity, total debt and the liquidation value of preferred stock less current available cash), to estimated 1998 and 1999 EBITDA (defined as earnings before interest expenses, taxes, depreciation, depletion and amortization expenses); the ratio of market entity value to the present value of estimated future net revenues before income taxes of proved reserves, discounted at 10%, in accordance with the rules and regulations of the SEC ("SEC PV-10") at year-end 1997; and, the multiple of the market stock price to estimated 1998 and 1999 EPS and CFPS.



     The total market capitalization for the Comparable Companies ranged in value from $125.1 million to $526.8 million, with a median value of $298.7 million. For these seven companies, the highest, median and lowest multiples of market entity value to 1998 estimated EBITDA were 6.6x, 5.5x and 4.2x, respectively, and to 1999 estimated EBITDA were 5.3x, 4.3x and 3.9x, respectively. Remington's multiples of market entity value to 1998 estimated EBITDA and 1999 estimated EBITDA were 4.5x and 4.0x, respectively. The highest, median and lowest multiples of market stock price to 1998 estimated EPS were 39.2x, 33.3x and 22.4x, respectively, and to 1999 estimated EPS were 46.2x, 22.5x and 15.2x, respectively. Remington's multiples of market stock price to 1998 estimated EPS and 1999 estimated EPS were 19.8x and 16.4x, respectively. The highest, median and lowest multiples of market stock price to 1998 estimated CFPS were 6.0x, 5.5x and 4.3x, respectively, and to 1999 estimated CFPS were 5.1x, 3.9x and 2.9x, respectively. Remington's multiples of market stock price to 1998 estimated CFPS and 1999 estimated CFPS were 4.3x and 3.6x, respectively. An analysis of the ratios of market entity value to pre-tax SEC PV-10 values yielded a range of 93% to 433% with a median of 150% for the Comparable Companies, compared to 148% for Remington. Howard, Weil also reviewed and compared the stock, operating and financial ratios relating to Remington pro forma for the Transaction under each of the aforementioned Scenarios I through IV to the corresponding data and ratios of the Comparable Companies. No company utilized in the above comparable companies analysis is identical to Remington.



     Analyses of Selected Comparable Transactions. Howard, Weil reviewed and analyzed the financial terms, to the extent publicly available, of four recapitalization transactions which, in Howard, Weil's judgment, were generally comparable to the Transaction contemplated by Remington and SSHC. Howard, Weil considered transactions in which two classes of publicly traded stock were recapitalized into one class of publicly traded stock, the classes of stock were equal in all respects except for voting provisions and one or more shareholders held a majority of the voting class of shares. The companies in the selected comparable transactions included: Canadian Foremost, Ltd., Base Ten Systems Inc., Laidlaw Inc. and Forcenergy AB.



     Howard, Weil examined for each of these transactions such characteristics as the control premium offered to shareholders holding voting shares over shareholders holding non-voting shares, the ownership dilution to non-voting shareholders, the voting power dilution to voting shareholders, the ownership dilution to all shareholders and whether there was an affiliated business involved in the transaction. Such analysis indicated that (i) the median premium offered to voting shares over non-voting shares was 27.5%, (ii) the median level of ownership dilution to non-voting shareholders was 2.4%, (iii) the median level of voting power dilution to voting shareholders was 66.3%, and (iv) the median level of ownership dilution to all shareholders was 2.3%. Howard, Weil concluded from this analysis that the premium offered to the shareholders of Class A Stock and the level of ownership dilution and voting dilution in the Transaction are within the ranges implied by the selected comparable transactions.



     Howard, Weil was of the view that no transaction reviewed was identical to the Transaction and that, accordingly, because the reasons for and circumstances surrounding each of the selected comparable transactions that Howard, Weil deemed relevant were so diverse, and because of the inherent differences between the businesses, operations and share structures of Remington and each of the selected companies involved in such comparable transactions, Howard, Weil believed that a purely quantitative comparable transaction analysis would not be particularly meaningful in the context of the Transaction. Howard, Weil believed that an appropriate use of a comparable transaction analysis in this instance would involve qualitative judgments concerning differences between the characteristics of these transactions and those of the Transaction, which judgments are reflected in Howard, Weil's opinion.

     The preparation of the opinion involved performing complex analyses and making numerous determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such opinion is not readily susceptible to partial analysis or summary description. In arriving at its fairness opinion, Howard, Weil did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and the relevance of each analysis and factor. Accordingly, Howard, Weil believes that its analyses must be considered as a whole and that selecting any portions of its analyses and of the factors considered, without considering all analyses and factors, would create an incomplete or misleading view of the process underlying the opinion.



     Howard, Weil, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Howard, Weil, in the normal course of its business, may actively trade the securities of Remington for its own account and for the account of its customers, and, accordingly, may hold a long or short position in such securities at any time.



     Howard, Weil was selected on April 27, 1998, to act as the STC financial advisor in connection with the Transaction on the basis of among other factors it being an internationally recognized energy investment banking firm with acknowledged leadership in the energy investment field. Remington paid Howard, Weil a non-contingent financial advisory fee of $125,000 promptly upon the execution of its Engagement Letter. Remington also agreed to reimburse Howard, Weil for its reasonable out-of-pocket expenses, including its reasonable fees and expenses of legal counsel, and to indemnify Howard, Weil and certain related persons against certain liabilities, including certain liabilities and expenses relating to or arising out of the engagement, including certain liabilities under the U.S. federal securities laws.


ACCOUNTING TREATMENT

     The Merger will be accounted for by Remington as a "purchase," as such term is used under generally accepted accounting principles, of SSHC. Accordingly, after the Merger, SSHC's consolidated results of operations will be included in Remington's consolidated results of operations. For purposes of preparing Remington's consolidated financial statements, Remington will establish a new accounting basis for SSHC's assets and liabilities based upon the fair values thereof and purchase price. A final determination of required purchase price and related accounting adjustments and of the fair value of the assets and liabilities of SSHC has not yet been made. Accordingly, the purchase accounting adjustments made in connection with the development of the unaudited pro forma financial information appearing elsewhere in this Prospectus and Proxy Statement are preliminary and have been made solely for purposes of developing such pro forma financial information to comply with disclosure requirements of the Commission. Although the final aggregate purchase price and purchase allocation are likely to differ, the pro forma financial information reflects management's best estimate based upon currently available information. See "Pro Forma Financial Information."


CERTAIN MATERIAL FEDERAL INCOME TAX CONSEQUENCES



     Remington has received the opinion, included in the Registration Statement as Exhibit 8.1, of Arthur Andersen LLP, special tax advisor to Remington.



     It is the opinion of Arthur Andersen LLP that:



          1. The Merger will constitute a reorganization within the meaning of
     Section 368(a)(1)(A) of the Code. The Recapitalization will constitute a reorganization with the meaning of Section 368(a)(1)(E) of the Code.



          2. No gain or loss will be recognized by Remington or SSHC in the Merger and the Recapitalization (Sections 1032 and 361 of the Code).

          3. No gain or loss will be recognized by the stockholders of Remington upon the exchange of their shares of Class A or Class B Remington shares, as the case may be, solely for shares of Remington Common Stock in connection with the Recapitalization, except with respect to cash, if any, in lieu of fractional shares of Remington Common Stock (Sections 354 and 356 of the Code).



          4. The aggregate tax basis of the shares of Remington Common Stock received solely in exchange for shares of Class A or Class B Remington shares, as the case may be, in connection with the Recapitalization (including fractional shares of Remington Common Stock for which cash is received) will be the same as the aggregate tax basis of the shares of Class A or Class B Remington stock, as the case may be, exchanged therefor (Section 358 of the Code).



          5. The holding period for shares of Remington Common Stock received in exchange for shares of Class A or Class B Remington shares, as the case may be, in connection with the Recapitalization will include the holding period of the Class A or Class B Remington shares exchanged therefor, provided such shares were held as capital assets by the Remington stockholder at the effective time of the Recapitalization (Section 1223(1) of the Code).



          6. The payment of cash in lieu of fractional share interests in Remington Common Stock in the Recapitalization will be treated for federal income tax purposes as if the fractional share interests were issued as part of the Recapitalization and were subsequently redeemed by Remington. Subject to the limitations discussed in this paragraph, the cash payments will be treated as having been received as distributions in full payment in exchange for the fractional share interests received as provided in Section 302(a) of the Code (Rev. Rul. 66-365, 1966-2 C.B. 116 and Rev. Proc. 77-41,
     1977-2 C.B. 574). Gain or loss will be recognized on such exchange (determined under Section 1001 of the Code and subject to the limitations of Section 267 of the Code) and, if the fractional share interest is a capital asset in the hands of the exchanging holder, will constitute capital gain or loss to such holder subject to the provisions and limitations of Subchapter P and Chapter 1 of the Code. However, if a Remington shareholder does not experience a sufficient reduction in proportionate interest in Remington, such Remington shareholder may recognize dividend income equal to all or a portion of the cash received in lieu of fractional share interests, instead of recognizing capital gain or loss (Sections 302(d) and 301). The determination as to whether there has been a sufficient reduction in proportionate interest must be made by each individual shareholder based on his, her or its specific factual situation.



     In rendering its opinion, Arthur Andersen LLP relied upon the accuracy and completeness of the facts and representations (without regard to any limitation based on knowledge or belief):



          (i) set forth in the opinion



          (ii) contained in the documents listed in Exhibit A to the opinion, and



          (iii) set forth or referenced in the representation letters, dated October 13, 1998, signed by appropriate officers of Remington, SSHC and Mr.
     J. R. Simplot.



     Remington, SSHC and Mr. J. R. Simplot have represented that such facts and representations are true, correct and complete. However, Arthur Andersen LLP has not independently audited or otherwise verified any of these facts and representations. A misstatement or omission of any fact or a change or amendment in any of the facts or representations Arthur Andersen LLP relied upon may require a modification of all or a part of this opinion. In addition, Arthur Andersen LLP opinion is based on such facts and representations as represented to Arthur Andersen LLP as of the date of this letter. Any change in the facts or representations upon which we have relied between the date of this letter and the actual closing of the Transaction may require a modification of all or part of this opinion. Arthur Andersen LLP's opinion assumes that the Transactions will be executed in accordance with the terms of the documents set forth in Exhibit A to the opinion. Arthur Andersen LLP has no responsibility to update this opinion for events, transactions, circumstances or changes in any of the facts or representations occurring after this date.



     Arthur Andersen LLP's opinion is expressed only with respect to those federal income tax issues called for by Section 7.2(d) of the Merger Agreement and as to factual matters based upon representations received from SSHC and Remington. The opinion expressed is based upon Arthur Andersen LLP's interpretation of the Internal Revenue Code of 1986, as amended (the "Code"), income tax regulations thereunder, court decisions, rulings and procedures issued by the Internal Revenue Service ("The Service"), and other authorities that Arthur Andersen LLP deemed relevant, in each case as of the date of this opinion.



     U.S. federal income tax laws and regulations, and the interpretations thereof, are subject to change, which changes could adversely affect this opinion. Should there be any change, including any change which has retroactive effect, in the Code, the regulations thereunder, and the administrative guidance issued thereunder, or in the prevailing judicial interpretation of the foregoing, the opinion expressed herein would necessarily have to be reevaluated in light of such change. Arthur Andersen LLP's opinion is as of the date of October 13, 1998, and Arthur Andersen LLP has no responsibility to update this opinion for changes in applicable law or authorities occurring after the date of this opinion.



     Arthur Andersen LLP's opinion is limited to the specific U.S. federal income tax consequences set forth below. Under the Merger Agreement, SSHC and the shareholder of SSHC are responsible for evaluating all tax consequences to them of the Merger. Accordingly, except to the extent set forth below, Arthur Andersen LLP's opinion does not address the tax consequences to them of the Transactions, including any shareholder of Remington acting in a capacity as a shareholder of SSHC.



     Arthur Andersen LLP has not considered any non-income tax consequences arising from the Transaction (including (without limitation) corporate law or securities law matters), or any state, local, foreign, or other income tax (other than federal income tax) consequences, and therefore we express no opinion regarding the treatment that would be accorded the Transaction for such purposes. The opinion does not address the tax consequences of the Transaction to a stockholder of Remington other than United States individual shareholders who hold Remington Class A and/or Class B stock as a capital asset. The opinion does not address the tax consequences of the Transaction to a stockholder of Remington Class A and/or Class B stock that has a special status, including insurance companies; tax-exempt entities; financial institutions or broker-dealers; foreign corporations; estates and trusts not subject to U.S. federal income tax on their income regardless of source; persons who are not citizens or residents of the United States; and persons who acquired their Remington stock as a result of the exercise of an employee stock option, pursuant to an employee stock purchase plan, or otherwise as compensation.



     The opinion addresses federal income tax consequences of the Transaction solely with respect to the stockholders of Remington Class A and/or Class B stock in their capacity as shareholders of Remington. No opinion is expressed about the federal income tax consequences of the Transaction to persons acting in any other capacity (e.g., as an employee of Remington).



     This opinion is not binding on the Service, and there can be no assurance that the Service will not take positions contrary to the conclusions expressed in the opinion. However, should the Service challenge the U.S. federal income tax treatment of the matters discussed below, the opinion reflects the probable outcome of litigation related to such matters.


RESALE RESTRICTIONS

     All shares of Remington Common Stock received by the sole stockholder of SSHC in the Merger may be resold by the sole stockholder only in transactions permitted by the resale provisions of Rule 145 promulgated under the Securities Act (or Rule 144 in the case of such person who becomes an "affiliate" (as such term is defined under the Securities Act) of the Company) or as otherwise permitted under the Securities Act. The sole stockholder of SSHC has been granted certain registration rights relating to the shares of Remington Common Stock received as a result of the Transaction. Shares of Common Stock received in the Merger by holders of Remington Class A Stock and Remington Class B Stock (other than SSHC), except for shares owned by "affiliates" of the Company, will be freely transferable after the Merger.

NO APPRAISAL RIGHTS

     The General Corporation Law of the State of Delaware does not provide Remington stockholders appraisal rights in connection with the Merger Agreement or the Transaction.

CONSEQUENCES IF THE MERGER AGREEMENT IS NOT APPROVED

     If the Merger Agreement is not approved, the Transaction will not occur, and Remington intends to continue to conduct its business under its present capital structure as it is currently being conducted, with SSHC continuing to hold approximately 57% of the voting stock of the Company. In the event the Merger Agreement is not approved, Remington's Board of Directors may consider other courses of action, if any are available, to achieve the benefits the Board believes will exist if the Transaction is consummated.

                            TERMS OF THE TRANSACTION

     The detailed terms and conditions to the consummation of the Transaction and Merger Agreement are contained in the Merger Agreement, which is attached as Appendix I to this Prospectus and Proxy Statement and incorporated herein by reference. The following discussion sets forth a description of the material terms and conditions of the Merger Agreement. The description in this Prospectus and Proxy Statement of the terms and conditions of the Merger Agreement is qualified by, and made subject to, the more complete information set forth in the Merger Agreement.

CONSIDERATION FOR THE MERGER

     In the Transaction, the sole stockholder of SSHC will receive:

          1. 2,785,028 shares of Remington Common Stock; and

          2. The Warrant, which grants the right to purchase 300,000 shares of Remington Common Stock. The Warrant has the duration and is exercisable during the periods and at the prices as follows:

             -- For a period of 12 months after the effective time of the Merger, 100,000 shares at the market price of the Remington Common Stock on the effective date of the Merger, but not less than $7.00 per share and not more than $8.00 per share.

             -- For a period of 36 months after the effective time of the Merger, 100,000 shares at an exercise price of $9.00 per share.

             -- For a period of 60 months after the effective time of the Merger, 100,000 shares at an exercise price of $11.00 per share.

     The Warrant contains certain restrictions on transferability, provides adjustment of the exercise prices upon the occurrence of certain customary events, and provides the holder of the Warrant the right, subject to certain conditions, to demand that the Company register under the Securities Act the shares obtained upon exercise of the Warrant.

     By operation of law, Remington will succeed to all of the assets and liabilities of SSHC. SSHC's principal liability is the SSHC Note, which had a principal balance at June 30, 1998 of $5.3 million. Because the SSHC Note is owed to the Company, the Merger will effectively cancel the SSHC Note. The Company also assumes the liability for certain minority stockholder litigation of SSHC. See "Risk Factors -- Minority Stockholder Litigation of SSHC."

     SSHC incurred the $1.9 million of indebtedness under the SSHC Stockholder
Note in October 1997 in order to fund the redemption of stock held by minority stockholders of SSHC. The Merger Agreement provides that unpaid principal of and accrued and unpaid interest on the SSHC Stockholder Note after March 19, 1998 will be converted into a contribution of capital to SSHC without the issuance of any additional shares of SSHC common stock.

CONVERSION OF CAPITAL STOCK OF REMINGTON AND SSHC

     1. SSHC Stock. Each issued and outstanding share of the capital stock of SSHC Stock, not including treasury stock which will be canceled, will be converted into the right to receive 72.329 shares of Remington Common Stock.

     2. Remington Class A Stock. Each issued and outstanding share of Remington Class A Stock, other than shares held directly by SSHC, will be converted into the right to receive 1.15 shares of Remington Common Stock.

     3. Remington Class B Stock. Each issued and outstanding share of Remington Class B Stock, other than shares held directly by SSHC, will be converted into the right to receive one share of Remington Common Stock.

     4. Remington Stock Owned by SSHC. All shares of Remington Class A Stock and Remington Class B Stock owned directly by SSHC will be canceled and will cease to exist, and no shares of Remington Common Stock will be exchanged therefor.

     5. Issuance of Shares. All shares of SSHC Stock, Remington Class A Stock and Remington Class B Stock converted into Remington Common Stock will no longer be outstanding and will automatically be canceled and will cease to exist as of the Effective Time (as hereinafter defined). Each SSHC Stock certificate, Remington Class A Stock certificate or Remington Class B Stock certificate, previously representing any such shares of SSHC Stock, Remington Class A Stock or Remington Class B Stock, as the case may be, will thereafter represent the right to receive (i) a certificate representing the number of whole shares of Remington Common Stock and (ii) the cash in lieu of fractional shares into which the shares of SSHC Stock, Remington Class A Stock and Remington Class B Stock represented by such certificates, as the case may be, have been converted. Certificates previously representing shares of SSHC Stock, Remington Class A Stock and Remington Class B Stock, as the case may be, will be exchanged for Remington Common Stock certificates representing the whole shares of Remington Common Stock, and for cash in lieu of fractional shares issued in consideration therefor, upon the surrender of such Certificates in accordance with the Merger Agreement.

     6. Remington Option Plans. Each outstanding option to purchase shares of Remington Class B Stock will cease to represent a right to acquire shares of Remington Class B Stock, and will be converted automatically into an option to purchase the same number of shares of Remington Common Stock at the same price per share.

THE CERTIFICATE OF INCORPORATION

     In the Transaction, Remington's Certificate of Incorporation will be amended and restated to provide for the reclassification of the capital stock and to add other provisions regarding corporate governance. See "Remington's Restated Certificate of Incorporation" for the text and explanation of such provisions.

EFFECTIVE TIME OF THE TRANSACTION

     The Merger Agreement and the Transaction provided for therein will become effective on the date and time of the filing of the Certificate of Merger with the Delaware Secretary of State (the "Effective Time"). It is anticipated that, if the Merger Agreement is approved at the Special Meeting and all other conditions in the Merger Agreement have been satisfied or waived, the Effective Time will occur on the date of the Special Meeting or as soon as practicable thereafter.

EXCHANGE OF CERTIFICATES

     1. Shares to be Made Available. At or prior to the Effective Time, Remington will deposit, or cause to be deposited, with American Stock Transfer and Trust Company (the "Exchange Agent") Remington Common Stock certificates representing the Remington Common Stock and an estimated amount of cash in lieu of any fractional shares to be issued in exchange for outstanding shares of SSHC Stock, Remington Class A Stock and Remington Class B Stock, as the case may be, in accordance with the Merger Agreement.

     2. Letter of Transmittal. No later than 10 business days after the Effective Time, the Exchange Agent will mail to each holder of SSHC Stock, Remington Class A Stock or Remington Class B Stock, as the case may be, a letter of transmittal and instructions for use in surrendering certificates representing, as the case may be, SSHC Stock, Remington Class A Stock and Remington Class B Stock in exchange for certificates representing whole shares of Common Stock and cash, if any, in lieu of fractional shares, as converted pursuant to the Merger Agreement. No interest will be paid or accrued on the cash, if any, in lieu of fractional shares payable to holders of certificates. Until exchanged pursuant to these instructions, the certificates for the Remington Class A Stock and the Remington Class B Stock shall be deemed to represent interests in the Remington Common Stock.

     3. Lost, Stolen or Destroyed Certificates. In the event any certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and, if required by Remington, the posting by such person of a bond determined by Remington to be reasonable, the Exchange Agent will issue in exchange for such lost, stolen, or destroyed certificate the shares of Remington Common Stock and cash, if any, in lieu of fractional shares deliverable in respect thereof pursuant to the Merger Agreement.

CONDITIONS TO THE CONSUMMATION OF THE MERGER


     The obligations of Remington and SSHC to consummate the Merger Agreement are conditioned upon, among other things, (i) approval and adoption by holders of the Remington Class A Stock and Remington Class B Stock, voting as separate classes, at the Special Meeting (the sole stockholder of SSHC has previously approved and adopted the Merger Agreement and SSHC and Mr. Simplot have advised the Company that they intend to vote their Remington shares in favor of the Transaction), (ii) the Registration Statement of which this Prospectus and Proxy Statement forms a part, having been declared effective by the Commission and not being subject to any stop order or proceeding seeking the same, (iii) receipt of all necessary state securities or "Blue Sky" permits and authorizations, (iv) the shares of Remington Common Stock having been accepted for quotation on the Nasdaq National Market, (v) all material consents, approvals and authorizations required to be obtained having been obtained and remaining in effect at the Effective Time, (vi) the absence of any pending injunction, order or decree of any governmental authority restraining the Transaction, (vii) no Burdensome Condition (as defined in the Merger Agreement) having been imposed upon the surviving corporation or its subsidiaries which could be reasonably be expected to either (x) have a material adverse effect after the Effective Time on the present or prospective consolidated financial condition, business or operating results of the surviving corporation, or (y) prevent the parties from realizing the major portion of the economic benefits of the Transaction that they currently contemplate receiving therefrom, (viii) no material breach of a representation, warranty, covenant or agreement unless waived, and (ix) the delivery of all closing certificates and all tax, legal and other opinions. Remington and SSHC have entered into an amendment to the Merger Agreement which provides that consummation of the Transaction requires the delivery of the tax opinion of Arthur Andersen LLP and that such condition may not be waived. This amendment is included in the Prospectus and Proxy Statement as Appendix I(a) and as Exhibit 2.1.1 to the Registration Statement. At any time prior to the Effective Time, the parties to the Merger Agreement, may, by action of their Boards of Directors, waive compliance with any of the agreements and conditions contained in the Merger Agreement.


REPRESENTATIONS AND WARRANTIES

     In the Merger Agreement, Remington and SSHC each make representations and warranties to the other regarding the following: (i) the due organization of such entity and its subsidiaries and the qualification of each such entity in every state where such qualification is necessary, (ii) the capitalization of such entity and its subsidiaries, including the authorized and outstanding shares of capital stock, contractual obligations regarding capital stock, and debt obligations of each such entity, (iii) the authority of such entity to enter into and perform its obligations under the Merger Agreement, (iv) the granting of all approvals and consents necessary for such entity to enter into and perform its obligations under the Merger Agreement, (v) the delivery and accuracy of all audited financial statements and the timely filing and accuracy of all reports required to be filed by such entity with the SEC (including proxy statements delivered to stockholders), (vi) the proper filing of all tax returns and the timely payment or withholding for payment of all taxes and (vii) the lack of any material pending or threatened actions, suits, arbitrations, orders, investigations or proceedings.

COVENANTS

     Remington and SSHC have agreed that, except as contemplated by the Merger Agreement and until the Effective Time, each of Remington and SSHC and their respective subsidiaries will conduct its business in the ordinary course and will not (i) adjust, split or declare or pay any dividend or other distribution with respect to its capital stock, or redeem or purchase any shares of its capital stock, (ii) subject to certain exceptions, issue any shares of its capital stock, or securities convertible or exchangeable therefor, (iii) sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets except in the ordinary course of business, (iv) make any material acquisition of or investment in any property or assets of any other entity, (v) enter into any contract or agreement, or amend any existing contract or agreement, except in the ordinary course of business, (vi) make any material changes in any of its employment, compensation, severance or benefit arrangements except in the ordinary course of business, (vii) settle any material litigation or (viii) take any action that would prevent the merger of Remington and SSHC from qualifying as a tax-free reorganization.

ADDITIONAL AGREEMENTS

     Remington and SSHC have entered into additional agreements that (i) provide for the continuation of past practices relating to net income from the Pipeline,
(ii) provide for the disposition and extension of two promissory notes of SSHC,
(iii) require each party to afford to the other party and its representatives access to its properties, books and records, (iv) require each party to keep all non-public information received from the other party confidential, (v) provide that, subject to certain exceptions, each party will pay its own expenses incurred in connection with the Merger, (vi) require each party to take such actions and grant such approvals that are reasonably necessary to consummate the transactions contemplated under the Merger Agreement, (vii) require the parties to cooperate with each other in preparing, executing and filing all documents regarding any taxes that become payable as a result of the transactions contemplated under the Merger Agreement, and (viii) require each party to advise the other party of any change or event that could have a material adverse effect on such party or that could cause or constitute a material breach of any representation, warranty or covenant in the Merger Agreement.

TERMINATION OF THE MERGER AGREEMENT

     At any time prior to the Effective Time, the Merger Agreement and the Transaction may be terminated whether before or after approval of the matters presented in connection with the Transaction by the stockholders of Remington or SSHC in the following manner and for the following reasons: (i) by mutual consent of Remington and SSHC if the Board of Directors of each so determines,
(ii) by either the Board of Directors of Remington or SSHC if (x) any required governmental approval is not obtained or (y) any governmental authority obtains a final nonappealable order enjoining or otherwise prohibiting the consummation of the Transaction, (iii) by the Board of Directors of Remington or SSHC if the Transaction shall not have been consummated on or before December 31, 1998, unless the failure of the closing to occur shall be due to the failure of the party seeking to terminate the Merger Agreement to perform under the terms of the Merger Agreement, (iv) by the Board of Directors of either Remington or SSHC if the other party shall have breached any covenants, representations or warranties and such breach shall not have been cured in the manner provided in the Merger Agreement, (v) by the Board of Directors of Remington if Remington stockholder approval, as contemplated in the Merger Agreement, shall have not been obtained by reason of the failure to obtain the requisite vote of the Remington stockholders or if the Remington Board of Directors determines that consummation of the Transaction would result in a breach of the Board's fiduciary duty to Remington, (vi) by the Board of Directors of Remington or SSHC, if such Board shall determine that any requisite governmental approval would impose a Burdensome Condition (as defined in the Merger Agreement), and
(vii) by either the Board of Directors of Remington or SSHC if the Board of Directors of the other party shall have withdrawn, modified or changed in a manner adverse to the terminating party its approval or recommendation of the Transaction.

AMENDMENT OF THE MERGER AGREEMENT

     The Merger Agreement may be amended by action of the Board of Directors of Remington and SSHC at any time before or after approval of the Merger Agreement by the stockholders of Remington and SSHC; provided however, that after any approval by Remington's and/or SSHC's stockholders of the Merger Agreement, there may not be, without further approval of the affected stockholders, any amendment which reduces the amount or changes the form of the consideration to be delivered to such stockholders under the Merger Agreement. Any amendment to the Merger Agreement must be in writing and signed by all parties thereto.

EXPENSES RELATED TO THE TRANSACTION

     The Merger Agreement provides that each of Remington and SSHC will each pay its own expenses relating to the Transaction except as otherwise specified in the Warrant Agreement.

               REMINGTON'S RESTATED CERTIFICATE OF INCORPORATION

     The Merger Agreement and Certificate of Merger include certain amendments to Remington's Certificate of Incorporation. APPROVAL OF THE MERGER AGREEMENT AT THE SPECIAL MEETING WILL CONSTITUTE APPROVAL OF THE AMENDMENTS TO REMINGTON'S CERTIFICATE OF INCORPORATION, WHICH WILL BE EFFECTED BY THE MERGER AS PERMITTED BY DELAWARE LAW. The Restated Certificate of Incorporation of Remington, which contains the amendments, is set forth in its entirety in Schedule I to the Certificate of Merger, included as Exhibit A to the Merger Agreement, which is attached to this Prospectus and Proxy Statement as Appendix I.

                            AMENDMENT OF ARTICLE IV

TEXT OF THE PROPOSED AMENDMENT

     The text of the proposed Article IV to Remington's Restated Certificate of Incorporation is as follows:

     A. Classes of Stock. The aggregate number of shares which the corporation shall have the authority to issue is 125,000,000, divided into 100,000,000 shares of common stock of the par value of $.01 per share, and 25,000,000 shares of preferred stock of the par value of $.01 per share.

     B. Preferred Stock. The Board of Directors is authorized, subject to limitations prescribed by law and the provisions of this Article IV, to provide for the issuance of the shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of shares of each such series and the qualifications, limitations or restrictions thereof.

     The authority of the Board with respect to each series shall include, but not be limited to, determination of the following:

          1. The number of shares constituting that series and the distinctive designation of that series;

          2. The dividend rate on the shares of that series, whether dividends shall be cumulative, and if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;

          3. Whether that series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

          4. Whether that series shall have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors shall determine;

          5. Whether or not the shares of that series shall be redeemable, and, if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

          6. Whether that series shall have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund;

          7. The rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the corporation, and the relative rights of priority, if any, of payment of shares of that series;

          8. Any other relative rights, preferences and limitations of that series.

     Dividends on outstanding shares of Preferred Stock shall be paid or declared and set apart for payment before any dividends shall be paid or declared and set apart for payment on the common shares with respect to the same dividend period.

     If upon any voluntary or involuntary liquidation, dissolution or winding up of the corporation, the assets available for distribution to holders of shares of Preferred Stock of all series shall be insufficient to pay such holders the full preferential amount to which they are entitled, then such assets shall be distributed ratably among the shares of all series of Preferred Stock in accordance with the respective preferential amounts (including unpaid cumulative dividends, if any) payable with respect thereto.

     C. Common Stock.

     All preferences, voting powers, relative, participating, optional or other special rights and privileges, and qualifications, limitations or restrictions of the Common Stock are expressly made subject and subordinate to those that may be fixed with respect to any shares of the Preferred Stock.

     Except as otherwise required by law or this Restated Certificate of Incorporation, each holder of Common Stock shall have one vote in respect to each share of Common Stock held by such holder of record on the books of the corporation for election of directors and on all matters submitted to a vote of stockholders of the corporation.

     Subject to the preferential rights of the Preferred Stock, the holders of shares of Common Stock shall be entitled to receive, when and if declared by the Board of Directors, out of the assets of the corporation which are by law available therefor, dividends payable either in cash, in property or in shares of capital stock.

     In the event of any dissolution, liquidation or winding up of the affairs of the corporation, after distribution in full of the preferential amounts, if any, to be distributed to the holders of shares of the Preferred Stock, holders of Common Stock shall be entitled, unless otherwise provided by law or this Restated Certificate of Incorporation, to receive all of the remaining assets of the corporation of whatever kind available for distribution to stockholders ratably in proportion to the number of shares of Common Stock held by them respectively.

REASON FOR PROPOSED AMENDMENT

     Remington's Certificate of Amendment currently provides for authorized common stock of 30,000,000 shares of Remington Class B Stock and 15,000,000 shares of Remington Class A stock with no provision for preferred stock. Approximately, 28,000,000 shares are either issued and outstanding or required under various stock option plans, the Indenture or other agreements. The Board of Directors of Remington believes that this leaves an insufficient amount of authorized, unissued and unreserved common stock to provide Remington with the flexibility needed to accomplish its financial and operational goals. On this basis, the proposed amendment seeks to increase the amount of authorized Remington Common Stock to 100,000,000 shares. Further, the Board of Directors may seek to increase this amount in the future if it determines that such an increase is in the best interest of Remington and its stockholders.

     In order to provide additional flexibility, the amendment to Remington's Certificate of Incorporation also provides for 25,000,000 authorized shares of "blank check" preferred stock. The proposed amendment gives the Board of Directors great latitude in establishing the terms under which the preferred stock may be issued, such as the voting and dividend rights of the issue. The authorized preferred stock may be issued in one or multiple series, with each series holding the same or differing rights.

                             AMENDMENT TO ARTICLE V

TEXT OF ARTICLE V:

     The text of the proposed Article V of Remington's Restated Certificate of Incorporation is as follows:

     No action required or permitted to be taken at any annual or special meeting of the stockholders may be taken without a meeting and the power of stockholders to consent in writing, without a meeting, to the taking of any action is specifically denied. Special meetings of the stockholders of the corporation may be called only by the Chairman of the Board or the President of the corporation or by a resolution adopted by the affirmative vote of a majority of the Board of Directors.

REASON FOR AMENDMENT

     Remington's current Certificate of Incorporation allows for stockholder action to be taken without a meeting. The proposed amendment to Article V precludes stockholder action without a meeting and requires that any stockholder action occur at an annual or special meeting. Moreover, the proposed amendment restricts how an annual or special meeting is called by stating that only Remington's Chairman of the Board, Remington's President or a majority of Remington's Board of Directors can call an annual or special meeting. The proposed amendment thus restricts the ability of a stockholder to initiate stockholder action outside of an annual or special meeting, the calling of which is controlled by the Company's Chairman, President or a majority of its Board of Directors. The amendment is being sought so that the stockholders, as a whole, are provided an orderly process relating to their proposals. Any stockholder seeking to make a proposal must do so by following the requirements set forth in Remington's By-Laws for the making of stockholder proposals at annual or special meetings. Any proposals submitted will be given due consideration as to whether they will be placed before the meeting. Remington's Board believes that this Amendment will aid in corporate governance and make the Company less susceptible to entities which are not interested in building value for all of the Company's stockholders. An amendment to Remington's By-Laws is also being proposed to set forth the required procedure. See "Amendments to Remington's By-Laws." The proposed amendment to Article V of Remington's Certificate of Incorporation may have the effect of limiting a stockholder's ability to take any action not supported by Remington management and its Board of Directors.

                            AMENDMENT OF ARTICLE VI
TEXT OF AMENDMENT:

     The text of proposed Article VI of Remington's Restated Certificate of Incorporation is as follows:

     The number of directors which shall constitute the whole Board of Directors of this corporation shall be specified in the By-Laws of this corporation, subject to the provisions of this Article VI. Each director shall serve until the next annual meeting of stockholders and until his successor is duly elected and qualified, or until his death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director. Newly created directorships resulting from an increase in the number of directors and any vacancies of the Board of Directors resulting from death, resignation, disqualification, removal or other cause shall be filled by the affirmative vote of a majority of the remaining directors then in office (and not by the stockholders), even though less than a quorum of the Board of Directors. Any director elected in accordance with the preceding sentence shall hold office until the next annual meeting of stockholders and until such director's successor shall have been duly elected and qualified.

     Election of directors need not be by written ballot unless the By-Laws of the corporation shall so provide.

REASON FOR AMENDMENT

     This proposed amendment to Article VI of Remington's Certificate of Incorporation simply restates By-Law provisions concerning director's terms, replacement, filling director vacancies and other procedures concerning directors. The amendment retains the ability of directors to be removed with or without cause. The provision concerning the election of directors with or without written ballot is retained from Remington's current Certificate of Incorporation.

                            AMENDMENT OF ARTICLE VII

TEXT OF AMENDMENT:

     The text of proposed Article VII to Remington's Restated Certificate of Incorporation is as follows:

     A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation and its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law; (iii) under section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derived an improper personal benefit.

     Each person who is or was a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights than said law permitted the corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith, and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except as provided in the second paragraph hereof, the corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors of the corporation. The right to indemnification conferred in this section shall be a contract right and shall include the right to be paid by the corporation any expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Delaware General Corporation Law requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this section or otherwise. The corporation may, by action of its Board of Directors, provide indemnification to employees and agents of the corporation with the same scope and effect as the foregoing indemnification of directors and officers.

     The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this section shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Restated Certificate of Incorporation, by-law, agreement, vote of stockholders or disinterested directors or otherwise.

     The corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

REASON FOR PROPOSED AMENDMENT

     The proposed amendment of Article VII of Remington's Certificate of Incorporation provides for indemnification of directors and other persons to the full extent allowed under the General Corporation Law of the State of Delaware. The amendment is being proposed to clear up any ambiguity which may have resulted from different language in the Company's current Certificate of Incorporation and the Company's current By-Laws. The By-Law relating to indemnification is also proposed to be amended in order to conform with the indemnification language set forth above.

                           AMENDMENT OF ARTICLE VIII

TEXT OF AMENDMENT:

     The text of proposed Article VIII to Remington's Restated Certificate of Incorporation is as follows:

     The Board of Directors is expressly empowered to adopt, amend or repeal By-Laws of the corporation, provided, however, that any adoption, amendment or repeal of By-Laws of the corporation by the Board of Directors shall require the approval of at least sixty-six and two-thirds percent (66 2/3%) of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any resolution providing for adoption, amendment or repeal is presented to the Board). The stockholders shall also have power to adopt, amend or repeal By-Laws of the corporation, provided, however, that in addition to any vote of the holders of any class or series of stock of this corporation required by law or by this Restated Certificate of Incorporation the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all of the then outstanding shares of the stock of the corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for such adoption, amendment or repeal by the stockholders of any provisions of the By-Laws of the corporation.

REASON FOR AMENDMENT

     The proposed Article VIII creates a super-majority voting requirement to amend, adopt or repeal a By-Law, thus making it more difficult to make changes to Remington's By-Laws. The current By-Law only requires a majority of directors or stockholders to achieve any changes. Remington's Board believes that this Amendment will aid in corporate governance and make the Company less susceptible to entities which are not interested in building value for all of the Company's stockholders. This proposed amendment may act as an impediment to changes in the By-Laws not supported by Remington management or its Board of Directors.

                            AMENDMENT OF ARTICLE IX

TEXT OF AMENDMENT:

     The text of proposed Article IX to Remington's Restated Certificate of Incorporation is as follows:

     Notwithstanding any other provision of this Restated Certificate of Incorporation, the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all of the then outstanding shares of the stock of the corporation entitled to vote generally in the election of Directors voting together as a single class, shall be required to amend in any respect or repeal this Article IX or Articles V, VI, VII, and VIII.

REASON FOR AMENDMENT

     The proposed amendment to Article IX imposes a super-majority voting requirement on changes to either Article IX or Articles V, VI, VII, and VIII, the articles amended through Remington's Restated Certificate of Incorporation. Remington's Board believes that this Amendment will aid in corporate governance and make the Company less susceptible to entities which are not interested in building value for all of the Company's stockholders. This amendment may act as an impediment to any stockholder action relating to Remington's Restated Certificate of Incorporation with which Remington management or its Board of Directors do not agree.

                         POSSIBLE ANTI-TAKEOVER EFFECTS

     Certain of these amendments contain provisions that could discourage potential takeover attempts or delay a change of control or a change in management of the Company. Under certain circumstances, the Company could use the additional shares of capital stock authorized in Article IV to impede persons seeking to effect a takeover or otherwise gain control of the Company by implementing a shareholder rights plan or privately placing such shares with purchasers who might side with the Board in opposing a hostile takeover bid. The Board of Directors has no present intention of issuing rights or stock for any such purpose. Article V, by eliminating stockholder action by written consent and by allowing only the Chairman, President or members of the Board to call a special meeting, could delay the ability of dissident stockholders to take quick action to remove existing directors and otherwise assert control of the Company.
Article VI permits any vacancy of the Board of Directors to be filled only by incumbent directors and not by stockholder action. Under Article IX, future amendments to Articles V, VI, VII, or VIII of the Certificate of Incorporation will require the vote of stockholders representing 66 2/3% of all outstanding shares entitled to vote. Accordingly, future efforts to remove or modify any of the foregoing provisions (other than Article IV) will require more than a simple majority vote of stockholders.

                       AMENDMENTS TO REMINGTON'S BY-LAWS

     The following amendments are proposed to be made to Remington's By-Laws. The text of each By-Law as amended is set forth in its entirety. APPROVAL OF THE MERGER AGREEMENT SHALL CONSTITUTE APPROVAL OF THE AMENDMENTS TO REMINGTON'S BY-LAWS.

SECTION 1.2  Special Meetings

     Special meetings of the stockholders may be called at any time only by the Chairman of the Board or the President of the Corporation or by resolution adopted by the affirmative vote of a majority of the Board of Directors, to be held at such date, time and place either within or without the State of Delaware as may be stated in the notice of meeting.

SECTION 2.1  Notice of Stockholder Business and Nominations

     (A) Annual Meeting of Stockholders

          (1) Nominations of persons for election to the Board of Directors of the Corporation and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders (a) pursuant to the Corporation's notice of meeting delivered pursuant to Section 1.3 of
     Article I of these By-Laws, (b) by or at the direction of the Chairman of the Board of Directors, or (c) by any stockholder who is entitled to vote at the meeting, who has complied with the notice procedures set forth in clauses (2) and (3) of this subsection (A) and this By-Law and who was a stockholder of record at the time such notice is delivered to the Secretary of the Corporation.

          (2) For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (c) of the foregoing subsection (A)(1) of this bylaw, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation. To be timely, a stockholder's notice shall be delivered to the Secretary at the principal executive offices of the corporation not less than seventy (70) days nor more than ninety (90) days prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than twenty (20) days or delayed by more than seventy (70) days from such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the ninetieth (90th) day prior to such annual meeting and not later than the close of business on the later of the seventieth (70th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made. Such stockholder's notice shall set forth (a) as to each person who the stockholder proposes to nominate for election or reelection as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected; (b) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (c) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made, (i) the name and address of such stockholder, as they appear on the Corporation's books, and of such beneficial owner, and (ii) the class and number of shares of the capital stock of the Corporation which are owned beneficially and of record by such stockholder and such beneficial owner.

          (3) Notwithstanding anything in the second sentence of subsection
     (A)(2) of this By-Law to the contrary, in the event that the number of directors to be elected to the Board of Directors of the Corporation is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by the Corporation at least eighty (80) days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice required by this By-Law shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary of the Corporation at the principal executive offices of the Corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the Corporation.

          (4) Only persons who are nominated in accordance with the procedures set forth in this By-Law shall be eligible to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this By-Law. Except as otherwise provided by law, the Restated Certificate of Incorporation of the Corporation, as amended, or these By-Laws, the chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made in accordance with the procedures set forth in this By-Law and, if any proposed nomination or business is not in compliance with this By-Law, to declare that such defective proposal or nomination shall be disregarded.

          (5) For purposes of this By-Law, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14, or 15 (d) of the Exchange Act.

          (6) Notwithstanding the foregoing provisions of this By-Law, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this bylaw. Nothing in this By-Law shall be deemed to affect any right of stockholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 under the Exchange Act.

SECTION 2.2  Nomination; Election; Term of Office; Resignation; Removal;
Vacancies

     Directors shall be nominated for election by a Nominations Committee consisting of the Chairman of the Board, the President, and such other members as may be provided by resolution of the Board. Each director shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal. Any director may resign at any time upon written notice to the Board of Directors or to the President or the Secretary of the Corporation. Such resignation shall take effect at the time specified therein, and unless otherwise specified therein no acceptance of such resignation shall be necessary to make it effective. Any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors. Unless otherwise provided in the Restated Certificate of Incorporation or these By-Laws, vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class or from any other cause may be filled by a majority of the directors then in office, although less than a quorum, or by the sole remaining director.

SECTION 6.4  Indemnification of Directors, Officers, Employees and Agents

     Each person who is or was a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "Proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such Proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights than said law permitted the corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith, and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except as provided in the second paragraph hereof, the corporation shall indemnify any such person seeking indemnification in connection with a Proceeding (or part thereof) initiated by such person only if such Proceeding (or part thereof) was authorized by the Board of Directors of the corporation. The right to indemnification conferred in this section shall be a contract right and shall include the right to be paid by the corporation any expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Delaware General Corporation Law requires, the payment of such expenses incurred by director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a Proceeding, shall be made only upon delivery to the corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this section or otherwise. The corporation may, by action of its Board of Directors, provide indemnification to employees and agents of the corporation with the same scope and effect as the foregoing indemnification of directors and officers. The right to indemnification and the payment of expenses incurred in defending a Proceeding in advance of its final disposition conferred in this section shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Restated Certificate of Incorporation, By-law, agreement, vote of stockholders or disinterested directors or otherwise.

SECTION 6.7  Amendment of By-Laws

     The Board of Directors is expressly empowered to adopt, amend or repeal By-Laws of the corporation, provided, however, that any adoption, amendment or repeal of By-Laws of the corporation by the Board of Directors shall require the approval of at least sixty-six and two-thirds percent (66 2/3%) of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any resolution providing for adoption, amendment or repeal is presented to the Board). The stockholders shall also have power to adopt, amend or repeal By-Laws of the corporation, provided, however, that in addition to any vote of the holders of any class or series of stock of this corporation required by law or by this Restated Certificate of Incorporation the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all of the then outstanding shares of the stock of the corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for such adoption, amendment or repeal by the stockholders of any provisions of the By-Laws of the corporation.

REASON FOR AMENDMENTS

     The proposed amendment to Section 1.2 restates the restriction contained in the Restated Certificate of Incorporation that only Remington's Chairman of the Board, its President or a majority of its Board of Directors may call a special meeting. Section 2.1 sets forth the procedure to be followed by stockholders who wish to present proposals, including but not limited to, nominations for director. Remington's current By-Laws do not provide a procedure for stockholder nominations for director being made at an annual meeting. Under the current By-Laws, a stockholder may make a nomination for director from the floor. The proposed amendment to Section 2.1 would remove that ability where the stockholder has not first followed the procedure specified in the proposed amendment. This proposed amendment does not materially affect a stockholder's ability to put forth shareholder proposals other than director nominees as the procedure required for introducing such proposals, as set forth in the proposed amendment, is materially the same as required under federal proxy rules and regulations.

     Proposed Section 2.2 establishes a nominations committee for officers and directors of Remington. The nominations committee is to be composed of Remington's Chairman of the Board, its President, and other members as determined by the Board. In the past, Remington's majority stockholder determined nominations for the Board of Directors. Because, as a result of the Transaction, no single stockholder will control a majority of the shares, use of a nominations committee was determined to be the best method for the Board of

Directors to put forth its nominations for director. The remainder of proposed
Section 2.2 restates the principles contained in Article VI of Remington's Restated Certificate of Incorporation concerning directors.

     The proposed Sections 6.4 and 6.7 to the By-Laws merely restate the principles of Articles VII and VIII of Remington's Restated Certificate of Incorporation, respectively.

                     DESCRIPTION OF REMINGTON CAPITAL STOCK

     Upon the consummation of the Merger, the authorized capital stock of the Company will consist of 100,000,000 shares of Remington Common Stock, par value $.01 per share, and 25,000,000 shares of Preferred Stock, par value $.01 per share.

COMMON STOCK

     Each outstanding share of Remington Common Stock will entitle its holder to one vote on all matters voted upon by stockholders of the Company. Holders will not be entitled to any cumulative voting rights. Unless otherwise specified by law, the approval of proposals submitted to stockholders at a meeting requires the affirmative vote of a majority of the shares represented at the meeting. Subject to the rights of any holders of Preferred Stock, all outstanding shares of Remington Common Stock are entitled to share equally in such dividends as the Board of Directors, in its discretion, may validly declare from funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, each outstanding share of Remington Common Stock will entitle its holder to participate pro rata in the assets remaining after payment of debts, expenses and amounts due to any holders of Preferred Stock. Stockholders will have no preemptive or other rights to subscribe for or to purchase additional shares of any class of stock or any other securities of the Company.

PREFERRED STOCK

     The Company's Board of Directors may, without further action by the Company's stockholders, from time to time direct the issuance of Preferred Stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. The Board of Directors, without stockholders' approval, can issue Preferred Stock with voting and conversion rights that could adversely affect holders of Remington Common Stock. Satisfaction of any dividend preferences of outstanding Preferred Stock would reduce the amount of funds available for the payment of dividends on Remington Common Stock. Also, holders of Preferred Stock would normally be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of the Company before any payment is made to the holders of Remington Common Stock. In addition, under certain circumstances the issuance of Preferred Stock may render more difficult or tend to discourage a change in control of the Company.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Remington Common Stock is currently American Stock Transfer and Trust Company.

            MARKET FOR REMINGTON'S COMMON STOCK AND DIVIDEND POLICY

     The Company has two classes of stock: Remington Class A Stock and Remington Class B Stock. Both classes trade on the Nasdaq National Market, under the trading symbols ROILA and ROILB, respectively. The Remington Class A Stock and Remington Class B Stock also trade on the Pacific Exchange under the symbols REMA.P and REMB.P, respectively. The following table sets forth, for the periods indicated, the high and low closing sales price per share for the Remington Class A Stock and the Remington Class B Stock as reported by Nasdaq.


                                                         REMINGTON        REMINGTON
                                                       CLASS A STOCK    CLASS B STOCK
                                                       --------------   --------------
                                                        HIGH     LOW     HIGH     LOW
                                                       ------   -----   ------   -----
1998
  Fourth Quarter through October 9, 1998.............   5.000   3.750    4.125   3.625
  Third Quarter......................................   6.750   3.750    5.875   3.375
  Second Quarter.....................................   7.250   5.500    6.750   5.375
  First Quarter......................................   6.250   5.125    6.375   5.000
1997
  Fourth Quarter.....................................   8.875   5.125    8.125   5.063
  Third Quarter......................................   9.250   6.500    8.750   6.250
  Second Quarter.....................................   8.750   6.375    7.500   5.813
  First Quarter......................................  10.500   7.000    9.313   6.625
1996
  Fourth Quarter.....................................  11.000   8.000   10.375   8.000
  Third Quarter......................................  10.750   8.000    9.750   8.000
  Second Quarter.....................................  11.625   9.000   11.125   8.750
  First Quarter......................................  13.000   8.625   11.375   7.750



     On October 9, 1998, the last reported sales prices of Remington Class A Stock and Remington Class B Stock were $4.000 and $3.750 per share,
respectively. On such date, there were           stockholders of record of
Remington Class A Stock and           stockholders of record of Remington Class
B Stock. The Company has not declared or paid any cash dividends since its commencement of operations in 1992. There are no contractual restrictions on the amount of dividends that may be paid. However, if dividends in excess of 2% of the then market price per share of Remington Class B Stock are paid in a calendar quarter, the conversion price of the 8 1/4% Convertible Subordinated Notes will be adjusted proportionately. The determination of future cash dividends, if any, will depend upon, among other things, the Company's financial condition, cash flow from operating activities, the level of its capital and exploration expenditure needs and its future business prospects.

                     OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     As of July 20, 1998, the following persons held shares of Remington Class A Stock in amounts totaling more than 5% of the total shares of such class outstanding. This information was furnished to the Company by such persons or in statements filed with the Commission.


                                             PRE-TRANSACTION                    POST-TRANSACTION
                                    ---------------------------------   ---------------------------------
                                        SHARES OF         PERCENT OF        SHARES OF
                                        REMINGTON         REMINGTON         REMINGTON         PERCENT OF
       NAME AND ADDRESS OF            CLASS A STOCK        CLASS A         COMMON STOCK       REMINGTON
         BENEFICIAL OWNER           BENEFICIALLY OWNED   COMMON STOCK   BENEFICIALLY OWNED   COMMON STOCK
       -------------------          ------------------   ------------   ------------------   ------------
S-Sixteen Holding Company.........      1,840,525(1)         57%            5,631,028(2)          27%
  1105 North Market, Suite
  Wilmington, Delaware 19801
Estate of Basil Georges...........        442,500            14%              508,875(3)         2.3%
  200 Crescent Court, Suite 1800
  Dallas, Texas 75201
Pat Rutherford, Jr. ..............        292,500             9%              336,375(3)         1.6%
  1550 Two Shell Plaza
  Houston, Texas 77002


---------------

(1) SSHC is wholly owned by BBHC Acquisition Co., L.L.C., a Delaware limited liability company (the "LLC"). S-Sixteen Limited Partnership ("SSLP"), an Idaho limited partnership, is the sole member of the LLC. The sole general partner of SSLP is the J.R. Simplot Self Declaration of Revocable Trust dated December 21, 1989, an inter vivos revocable trust of which Mr. J.R. Simplot is the trustee and beneficiary.

(2) Because SSHC will cease to exist upon consummation of the Transaction and the shares of Remington Class A Stock and Remington Class B Stock that it directly holds will be cancelled, this figure represents all shares of Remington Common Stock beneficially owned by the LLC, Mr. Simplot and his affiliates. This figure does not include shares beneficially owned by Mr. Hawk or Mr. Lyle and also does not include 300,000 shares purchasable under the Warrant.

(3) This figure is based upon the number of shares of Remington Class A Stock beneficially owned Pre-Transaction. The number of shares of Remington Class B Stock beneficially owned, if any, has not been reported to the Company.

                        PRO FORMA FINANCIAL INFORMATION

     The accompanying unaudited, pro forma condensed consolidated financial statements of Remington give effect to the conversion of Remington Class A Stock and Remington Class B Stock into Remington Common Stock and the Merger.


     The pro forma balance sheet was prepared as if the transaction occurred on June 30, 1998. The pro forma income statements for the year ended December 31, 1997 and the six months ended June 30, 1998 were prepared as if the Transaction occurred January 1, 1997.


     The pro forma condensed consolidated financial statements are not necessarily indicative of the consolidated financial position or results of operations as they might have been had the Transaction actually occurred on the dates indicated. The pro forma condensed consolidated financial statements should be read in conjunction with the financial statements of Remington and SSHC contained elsewhere in this Prospectus and Proxy Statement beginning on page F-1.

                       REMINGTON OIL AND GAS CORPORATION

                       PRO FORMA CONDENSED BALANCE SHEET

                                     ASSETS


                                                                   JUNE 30, 1998
                                            ------------------------------------------------------------
                                              REMINGTON         SSHC         PRO FORMA       PRO FORMA
                                            (AS REPORTED)   (AS REPORTED)   ADJUSTMENTS     CONSOLIDATED
                                            -------------   -------------   -----------     ------------
                                                  (UNAUDITED, AND IN THOUSANDS, EXCEPT SHARE DATA)
Current assets
  Cash and cash equivalents...............    $   4,613        $   234       $   (935)(a)    $   3,912
  Accounts and notes receivable...........       10,058            488         (5,633)(b)        4,913
  Prepaid expenses and other current
     assets...............................        1,852             49           (250)(a)        1,651
                                              ---------        -------       --------        ---------
          Total current assets............       16,523            771         (6,818)          10,476
                                              ---------        -------       --------        ---------
  Oil and gas properties, pipeline and
     other properties.....................      237,464          5,840          1,554(a)       244,858
  Accumulated depreciation, depletion,
     amortization and dismantlement.......     (155,422)        (3,323)         3,323(a)      (155,422)
  Marketable securities
     (available-for-sale).................           --         13,087        (11,896)(a)           --
                                                                               (1,191)(b)
  Other deferred assets...................          911            189                           1,100
                                              ---------        -------       --------        ---------
          Total assets....................    $  99,476        $16,564       $(15,028)       $ 101,012
                                              =========        =======       ========        =========

                                  LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities
  Accounts and short-term notes payable...    $  19,561        $ 5,947       $    (64)(a)    $  19,811
                                                                               (5,633)(b)
  Long-term debt and notes payable........       38,371          1,895         (1,895)(a)       38,371
  Minority interest in subsidiaries.......           --            113            190(a)           303
                                              ---------        -------       --------        ---------
          Total liabilities...............       57,932          7,955         (7,402)          58,485
                                              ---------        -------       --------        ---------
Commitments and contingencies
Stockholders' equity
  Preferred Stock 25,000,000 authorized...           --             --                              --
  Common Stock $0.01 par value 100,000,000
     authorized; 21,876,816 issued........           --             --            214(a)           212
                                                                                   (2)(b)
  Class A (Voting) Common Stock...........        3,250             --         (3,250)(a)           --
  Class B (Non-Voting) Common Stock.......       17,572              1        (17,573)(a)           --
  Additional paid in capital..............       25,283          1,944         17,677(a)        43,715
                                                                               (1,189)(b)
  Treasury stock, at cost.................       (3,161)        (2,057)         5,218(a)            --
  Retained earnings (deficit).............       (1,400)        12,476        (12,476)(a)       (1,400)
  Unrealized (loss) on marketable
     securities...........................                      (3,755)         3,755(a)            --
                                              ---------        -------       --------        ---------
          Total stockholders' equity......       41,544          8,609         (7,626)          42,527
                                              ---------        -------       --------        ---------
          Total liabilities and
            stockholders' equity..........    $  99,476        $16,564       $(15,028)       $ 101,012
                                              =========        =======       ========        =========


    See accompanying Notes to the Pro Forma Condensed Consolidated Financial
                                  Statements.

                       REMINGTON OIL AND GAS CORPORATION

                      PRO FORMA CONDENSED INCOME STATEMENT

                                                         FOR THE YEAR ENDED DECEMBER 31, 1997
                                             ------------------------------------------------------------
                                               REMINGTON         SSHC          PRO FORMA      PRO FORMA
                                             (AS REPORTED)   (AS REPORTED)    ADJUSTMENTS    CONSOLIDATED
                                             -------------   -------------    -----------    ------------
                                                       (AUDITED)                      (UNAUDITED)
                                             -----------------------------    ---------------------------
                                                       (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenue
  Oil and Gas Sales........................    $ 57,304         $    66                        $ 57,370
  Pipeline revenue.........................          --           3,216          (2,680)(a)         536
  Other income.............................       3,749              53            (437)(a)       3,365
                                               --------         -------         -------        --------
          Total revenues...................      61,053           3,335          (3,117)         61,271
                                               --------         -------         -------        --------
Costs and expenses
  Operating costs..........................       6,866             120          (2,680)(a)       4,306
  Net profits expense......................       8,341              --                           8,341
  Exploration expense......................       8,554              --                           8,554
  Depreciation, depletion, amortization and
     dismantlement.........................      24,298             315             412(b)       25,025
  Impairment of oil and gas properties.....       3,953              --                           3,953
  General and administrative expenses......       8,853           1,691                          10,544
  Reorganization expense...................       7,072             122                           7,194
  Interest and financing costs.............       5,283             661            (437)(a)       5,507
                                               --------         -------         -------        --------
          Total costs and expenses.........      73,220           2,909          (2,705)         73,424
                                               --------         -------         -------        --------
Income (loss) before income taxes and
  minority interests.......................     (12,167)            426            (412)        (12,153)
  Income taxes.............................      14,623           1,063                          15,686
                                               --------         -------         -------        --------
Income (loss) before minority interests....     (26,790)           (637)           (412)        (27,839)
                                               --------         -------         -------        --------
  Minority interests.......................          --             (73)            (16)(b)         (89)
                                               --------         -------         -------        --------
          Net income (loss)................    $(26,790)        $  (564)           (396)       $(27,750)
                                               ========         =======         =======        ========
Basic and diluted income (loss) per
  share....................................    $  (1.31)        $(13.42)                       $  (1.29)
                                               ========         =======                        ========
Weighted average shares common stock
  outstanding..............................      20,524              42                          21,589
                                               ========         =======                        ========

    See accompanying Notes to the Pro Forma Condensed Consolidated Financial
                                  Statements.

                       REMINGTON OIL AND GAS CORPORATION

                      PRO FORMA CONDENSED INCOME STATEMENT

                                                       FOR THE SIX MONTHS ENDED JUNE 30, 1998
                                             -----------------------------------------------------------
                                               REMINGTON         SSHC         PRO FORMA      PRO FORMA
                                             (AS REPORTED)   (AS REPORTED)   ADJUSTMENTS    CONSOLIDATED
                                             -------------   -------------   -----------    ------------
                                               (UNAUDITED AND IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues
  Oil and Gas Sales........................     $23,063         $   21                        $23,084
  Pipeline revenue.........................          --          1,706         (1,422)(a)         284
  Other income.............................       1,500             --           (283)(a)       1,217
                                                -------         ------         ------         -------
          Total revenues...................      24,563          1,727         (1,705)         24,585
                                                -------         ------         ------         -------
Costs and expenses
  Operating costs..........................       4.494             67         (1,422)(a)       3,139
  Net profits expense......................       3,043             --                          3,043
  Exploration expense......................       3,631             --                          3,631
  Depreciation, depletion, amortization and
     dismantlement.........................      11,934            152            210(b)       12,296
  General and administrative expenses......       2,552            169                          2,721
  Interest and financing costs.............       2,061            390           (283)(a)       2,168
                                                -------         ------         ------         -------
          Total costs and expenses.........      27,715            778         (1,495)         26,998
                                                -------         ------                        -------
Income (loss) before income taxes and
  minority interest........................      (3,152)           949           (210)         (2,413)
  Income taxes.............................          --              9                              9
                                                -------         ------         ------         -------
Income (loss) before minority interest.....      (3,152)           940           (210)         (2,422)
                                                -------         ------                        -------
  Minority interest........................          --             54             (8)(b)          46
                                                -------         ------         ------         -------
Net income (loss)..........................     $(3,152)        $  886         $ (202)        $(2,468)
                                                =======         ======         ======         =======
Basic and diluted income (loss) per
  share....................................     $ (0.15)         22.72                        $ (0.12)
                                                =======         ======                        =======
Weighted average shares common stock
  outstanding..............................      20,370             39                         21,210
                                                =======         ======                        =======

    See accompanying Notes to the Pro Forma Condensed Consolidated Financial
                                  Statements.

                       REMINGTON OIL AND GAS CORPORATION

   NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1. BASIS OF PRESENTATION

     Remington currently has two classes of common stock outstanding, Remington Class A Stock and Remington Class B Stock. SSHC directly owns 1,840,525 shares of Remington Class A Stock and 88,668 shares of Remington Class B Stock. Remington will issue 1.15 shares of Remington Common Stock for each outstanding share of Remington Class A Stock not directly owned by SSHC, 1 share of Remington Common Stock for each outstanding share of Remington Class B Stock not directly owned by SSHC, and 72.329 shares of Remington Common Stock for each outstanding share of SSHC Stock. In addition, SSHC's stockholder will receive the Warrant to purchase up to 300,000 shares of Remington Common Stock. The shares of Remington Class A Stock and Remington Class B Stock directly owned by SSHC will be canceled as will the treasury stock held by Remington. In addition, the SSHC Note payable to Remington from SSHC will be canceled and the SSHC Stockholder Note payable to the stockholder of SSHC will be contributed to the capital of SSHC.


     The Merger between Remington and SSHC will be accounted for as a purchase transaction. Remington has estimated the adjustments necessary to allocate the aggregate purchase price to the assets acquired from SSHC. Such allocations are subject to final appraisals and other evaluations of fair value as of the date of the transaction. The final purchase price and allocation depends on the balances at closing of the SSHC Note, the margin debt assumed from CKBA, and the minority interest in subsidiaries. The Company will not know the precise balances until a few days after the Transaction date.


NOTE 2. PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET ADJUSTMENTS

     The weighted average closing market price of Remington Class B Stock from June 18, 1998 to June 24, 1998 was used to determine the value of the shares issued in exchange for SSHC Stock and the fair value of such stock owned by SSHC which is offset against the Remington Common Stock issued to the stockholder of SSHC. The value of the Warrant to be issued is determined using the Black-Scholes option pricing model. After the Remington Common Stock is issued in exchange for the SSHC Stock, the Remington Class A Stock and the Remington Class B Stock owned directly by SSHC will be canceled. The following table reflects the aggregate purchase price of SSHC.

                                                              AGGREGATE PURCHASE PRICE
                                                              ------------------------
                                                                   (IN THOUSANDS)
Remington Common Stock issued in exchange for SSHC common
  stock; 2,785,028 shares @ $5.782 per share................          $ 16,103
Remington Common Stock Warrants issued; 300,000 warrants....               423
Less fair value of 2,205,272 shares of stock after exchange
  @ $5.782 per share........................................           (12,751)
Note receivable from SSHC to Remington canceled (estimated
  balance on transaction date)..............................             4,893
Accounts payable and other current liabilities..............                97
Minority interest in subsidiaries...........................               303
Margin debt of CKBA assumed.................................               477
                                                                      --------
Total aggregate purchase price..............................          $  9,545
                                                                      ========

                       REMINGTON OIL AND GAS CORPORATION

         NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (UNAUDITED) -- (CONTINUED)


     The following table allocates the aggregate purchase price to the individual categories of assets acquired:



Cash and cash equivalents...................................   $  234
Accounts and notes receivable...............................      488
Prepaid expenses and other current assets...................       49
Oil and gas properties, pipeline and other property.........    7,394
Remington Common Stock held by CKBA.........................    1,191
Other assets................................................      189
                                                               ------
                                                               $9,545
                                                               ======


     Adjustments to the Pro Forma Condensed Consolidated Balance Sheet were made to:

          a) Record the issuance of 21,431,791 shares of Remington Common Stock and the Warrant in exchange for Remington Class A Stock, Remington Class B Stock and SSHC Stock. Record the allocation shown in the table above. Record the cancellation of stock held in treasury by Remington.


          As required by the Merger Agreement, SSHC will continue to make payments on the SSHC Note. Remington estimated that it would receive $415,000 for principal payments on the SSHC Note between the financial statement date of June 30, 1998 and the closing of the Transaction. In addition, Remington will incur an estimated $1.6 million in issuance costs for the exchange of common stock. The estimated issuance costs include $250,000 that was paid prior to June 30, 1998 and $1.35 million to be paid between June 30, 1998, and the Transaction date. The net pro forma adjustment to record the above estimates decreased cash by $935,000 and prepaid expenses by $250,000.



          In accordance with the Merger Agreement, the $1.9 million SSHC Stockholder Note and the related accrued interest will be contributed to additional paid-in capital of SSHC. The pro forma adjustment to record this contribution of capital thereby decreases accounts payable by $64,000 for the accrued interest and decreases long-term debt and notes payable by $1.9 million.



          The following table reconciles the entry to the stockholders equity accounts to record the Transaction.



                                     CLASS A     CLASS B     REMINGTON
                                     COMMON      COMMON       COMMON                                        UNREALIZED
                                      STOCK       STOCK        STOCK     ADDITIONAL                         (LOSS) ON
                                    $1.00 PAR   $1.00 PAR    $0.01 PAR    PAID IN     TREASURY   RETAINED   MARKETABLE
                                      VALUE       VALUE        VALUE      CAPITAL      STOCK     EARNINGS   SECURITIES
                                    ---------   ---------    ---------   ----------   --------   --------   ----------
Issue Remington Common Stock in
  exchange for and cancellation of
  the Class A Stock and Class B
  Stock...........................   $(3,250)   $(17,572)      $208       $ 17,454     $3,161    $(16,802)   $ 4,822
Issue Remington Common Stock and
  Warrant for Merger..............                                6          3,768
Contribute SSHC Stockholder Note
  and accrued interest to
  additional paid in capital......                                           1,959
Record assets and liabilities at
  fair value......................                                                                 2,063      (1,067)
Estimated principal reductions in
  the SSHC Note between June 30,
  1998, and the closing of the
  Transaction.....................                                                                   415
Cancel SSHC Treasury Stock........                    (1)                   (2,056)     2,057
Issuance costs....................                                          (1,600)
Eliminate remaining balance of
  SSHC retained earnings..........                                          (1,848)                1,848
                                     -------    --------       ----       --------     ------    --------    -------
Pro forma adjustment to Combined
  Stockholders Equity to record
  the Transaction.................   $(3,250)   $(17,573)      $214       $ 17,677     $5,218    $(12,476)   $ 3,755
                                     =======    ========       ====       ========     ======    ========    =======

                       REMINGTON OIL AND GAS CORPORATION

         NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (UNAUDITED) -- (CONTINUED)

          b) Eliminate the accounts receivable and accounts payable between Remington and SSHC and eliminate 205,975 shares of Remington Common Stock held by CKBA.

NOTE 3. PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENTS (UNAUDITED)

     Adjustments to the condensed consolidated income statements for the year ending December 31,1997 were made to:

          a) Record elimination adjustments for transportation expense paid by Remington to CKBP and the interest expense paid to Remington by SSHC.

          b) Record additional depreciation, depletion and amortization expense on the allocated fair value of the depreciable assets in excess of the original cost of the assets.

     Adjustments to the condensed consolidated income statement for the six months ended June 30, 1998 were made to:

          a) Record elimination adjustments for transportation expense paid by Remington to CKBP and the interest expense paid to Remington by SSHC.

          b) Record additional depreciation, depletion and amortization expense on the allocated fair value of the depreciable assets in excess of the original cost of the assets.

                        INFORMATION CONCERNING REMINGTON

THE COMPANY

     Remington is an independent oil and gas exploration and production company with activity and properties in the Gulf of Mexico, Mississippi, Alabama, Texas and New Mexico. Remington is incorporated in Delaware with its executive offices located at 8201 Preston Road, Suite 600, Dallas, Texas 75225-6211 (telephone number 214/210-2650). The Company employed 20 people on June 30, 1998. Originally organized in 1981 as OKC Limited Partnership (the "Partnership"), the Company converted to a corporation named Box Energy Corporation on April 15, 1992 (the "Corporate Conversion"). The Corporate Conversion involved the exchange of the Company's common stock for the assets and liabilities of the Partnership. The Partnership distributed the common stock to its partners and other unitholders on a one-for-one basis and then dissolved. Box Energy Corporation changed its name to Remington Oil and Gas Corporation in December 1997.

     The Company has two classes of stock, Remington Class A Stock and Remington Class B Stock. Remington Class A Stock carries voting rights while no voting rights are carried by the Remington Class B Stock, unless otherwise required by Delaware law. However, both classes are entitled to equal participation in earnings, dividends and liquidation proceeds. Unless otherwise required by the context, the term "Company" or "Remington" includes Remington Oil and Gas Corporation, Box Energy Corporation and the Partnership.

     SSHC, formerly known as Box Brothers Holding Company ("BBHC"), owns 1.8 million shares or approximately 57% of the outstanding Remington Class A Stock. In August 1997, entities controlled by Mr. J. R. Simplot purchased all of the voting stock of BBHC (the "Simplot Transaction").

LONG-TERM BUSINESS STRATEGY

     The Company is primarily engaged in one industry segment and one line of business, which is finding, developing, and producing oil and natural gas reserves. The Company's strategy for 1997 was to focus on stopping a decline in oil and natural gas reserves. The Company accomplished this objective by increasing oil and natural gas reserves at December 31, 1997 by approximately seven percent on a barrel of oil equivalent ("BOE") basis over oil and natural gas reserves at December 31, 1996. The long-term strategy for the future will continue to focus on increasing reserves by sustaining an acceptable annual growth rate for reserves with finding and development costs in line with industry peers. Capital expenditures, financed primarily by operating cash flow, will entail a balanced exploration, development and acquisition program.


     Prior to July 1, 1998, natural gas production from one of the Company's producing properties, South Pass Block 89, was subject to a gas sales contract containing prices substantially higher than current spot market prices. On July 31, 1998, the Company and Texas Eastern Transmission Corporation ("TETCO") agreed to terminate the South Pass Block 89 long-term gas sales contract effective June 30, 1998 (the "TETCO Contract Termination"). TETCO made a Termination Payment (as defined in the agreement) to the Company in the amount of $49.8 million. As part of the termination agreement, TETCO was released from the gas purchase contract, including gas substitution and indemnification rights thereunder, as well as related indemnification and other obligations under a 1990 settlement agreement. Remington will sell on the spot market all gas produced after June 30, 1998 from South Pass Block 89. Under the gas contract, which was to expire in July 2002, the Company was receiving $12.38 per Mcf for gas produced from the southern portion of South Pass Block 89 and $6.83 per Mcf for gas produced from the northern portion of the block, with the gas price escalating 10% per year. Gas sales revenue received under the long-term contract in excess of the average non-contract spot market price for this block was $5.8 million for the first six months of 1998 and was estimated to have been $4.3 million for the last six months of 1998 but for the TETCO Contract Termination.


     The Company employs operational, technical and support staff that conduct independent evaluations of the acquisition, exploration and development activities in three core areas: Gulf of Mexico, Mississippi/ Alabama and onshore Gulf Coast area. Remington owns three 3-D workstations and utilizes current technology to generate oil and gas prospects in its core areas and to review outside-generated oil and gas prospects which are available for acquisition, farm-in or working interest participation.

COMPETITION

     The Company faces competition from large integrated oil and gas companies, independent exploration and production companies, private individuals and sponsored drilling programs. The Company competes for operational, technical and support staff, options and/or leases on prospective oil and natural gas properties and sales of products from developed properties. Many of the Company's competitors have significantly more financial, personnel, technological and other resources available. In addition, some of the larger integrated companies may be better able to respond to industry changes including price fluctuations, oil and gas demands and governmental regulations.

MARKETS

     The Company sells its oil production based upon a market price for crude oil as posted from day to day by major purchasers. The applicable posted price is modified for crude oil quality, refined product yields, geographical proximity to refineries and availability of transportation facilities. In certain areas, because of the volume produced, the Company negotiates a premium over the posted prices. Oil prices fluctuate significantly over time because of changes in supply and demand, changes in refinery utilization, levels of economic activity throughout the country and political developments throughout the world.

     Prior to July 1, 1998, the Company sold its natural gas production from South Pass Block 89 under a sales contract with TETCO which was to expire on July 15, 2002. Due to the TETCO Contract Termination, Remington will sell all gas produced from and after July 1, 1998 from South Pass Block 89 on the spot market at spot market prices or a derivation thereof as it has done with its non-contract natural gas. Late in 1997, the Company began to use a third party to market a significant portion of its non-contract natural gas production. Natural gas spot market prices fluctuate significantly because of changes in supply and demand, resulting from seasonal or extraordinary weather patterns and levels of economic activity throughout the country.

MAJOR CUSTOMERS

     Purchases by BayOil (USA), Inc. during 1997 and 1996 represented 31% and 18%, respectively, of the Company's total oil and natural gas revenues. Marathon Oil Company's purchases during 1995 accounted for 25% of the total oil and natural gas revenues for that year. Purchases by TETCO during 1997, 1996 and 1995 represented 42%, 51%, and 70%, respectively, of the total oil and natural gas revenues.

RISK OF COMPANY OPERATIONS


     Exploration, development and production operations involve a high degree of risk. Unprofitable efforts may result not only from dry holes but also from marginally productive wells that do not produce oil or gas in sufficient quantities to return a profit on the amounts expended. The Company is dependent upon production from wells in the South Pass area. The loss of one well could cause a material decline in revenues, cash flow and profitability. Prior to the TETCO Contract Termination, Remington was also dependent upon the continued performance of TETCO under the long-term gas sales contract covering South Pass Block 89. The failure of TETCO to perform under the contract could have caused a material decline in revenues, cash flow and profitability. Approximately one-half of the value of the TETCO contract, as evaluated by the Company's independent reservoir engineers, was associated with an undrilled well location in the U/1/1 reservoir in South Pass Block 89. Engineering and geological data supported the classification of this undrilled location as proved undeveloped reserves. However, the Company felt that the risks of drilling the well were not appropriate for a company of Remington's size to undertake. Remington believed that it was in the best interest of the Company and its stockholders to negotiate the TETCO Contract Termination and to monetize the contract rather than drill the undeveloped location. The utilization of 3-D seismic data or other technology to identify and define the parameters of drilling prospects may be unprofitable in situations where the interpretation of the data determines that a prospect should not be drilled or indicates that a prospect should be drilled which later proves to be unproductive. The success of the Company's operations depends, in part, upon the ability and continued employment of its management and technical personnel. Accordingly, there is no assurance that the Company's oil and gas drilling or acquisition activities will be successful, that significant additional production will be obtained, that any such production, if obtained, will be profitable or that the Company's management and technical personnel will make correct decisions or continue to be employed.

     The Company's operations are subject to all of the operating hazards and risks normally incident to drilling for and producing oil and gas, such as title risks, exploration risks, geophysical interpretation risks and risks of encountering unusual or unexpected formations and pressures, blowouts, environmental pollution and personal injury. The Company maintains general liability insurance and insurance against blowouts, redrilling expenses and certain other operating hazards, including certain pollution risks, at levels that are customary for the industry. If the Company sustains an uninsured loss or liability, or if the amount of loss exceeds the limits of its insurance, its financial condition may be materially adversely affected.

GOVERNMENTAL REGULATION

  Oil and Gas Operations

     As an oil and gas company, Remington is subject to numerous federal and state regulations as it pursues its domestic exploration, production and oil and natural gas sales activities. Current regulations are constantly reviewed at the same time that new regulations are being considered and implemented. This regulatory burden upon the oil and gas industry increases its cost of doing business and consequently affects its profitability. These burdens are increased because the Company holds federal leases which, as government contracts, require the Company to comply with numerous regulations not focused simply on the oil and gas industry but on government contractors as a whole. These regulations increase the Company's general and administrative costs.

     State regulatory agencies further exert a regulatory burden on the Company. State regulations relate to virtually all aspects of the oil and gas business including drilling permits, bonds and operation reports. In addition, many states have regulations relating to or pooling of oil and gas properties, maximum rates of production, and the spacing, plugging and abandonment of wells.

  Environmental

     Remington's oil and gas operations are subject to stringent federal, state and local laws and regulations relating to improving or maintaining the quality of the environment. The Company's costs associated with environmental compliance, while not yet of a material amount, have increased over time and the Company expects such costs to rise in the future. Moreover, the cost of compliance with federal and state legislation, such as the Oil Pollution Act of 1990 and the Clean Water Act together with their amendments, could have a significant impact on the financial ability of the Company to carry out its oil and gas operations. The Company's future compliance with the legislation and accompanying regulations could impose financial responsibility requirements, liability and operational requirements which could have an adverse impact on the Company's results of operations.

     The laws, which require or address environmental remediation, apply retroactively to previous waste disposal practices. In many cases, these laws apply regardless of fault, legality of the original activities or ownership or control of sites. Liability under these laws can result in severe fines and cleanup costs being levied against the liable party. Although the Company has never been a liable party under these laws or been named a potentially responsible party for waste disposal at any site, there can be no assurance that the Company will not become liable in the future.

OTHER BUSINESS CONDITIONS

     Except for its oil and gas leases with third parties, the Company has no material patents, licenses, franchises or concessions which it considers significant to its oil and gas operations. The nature of the Company's business is such that it does not maintain or require a "backlog" of products, customer orders or inventory. The Company has not been a party to any bankruptcy, reorganization, adjustment or similar proceeding. Generally, the Company's business activities are not seasonal in nature. However, weather conditions affect the demand for natural gas and can hinder drilling activities. Demand for natural gas is typically higher during winter months.

OIL AND GAS PROPERTIES

     The following table presents the Company's gross and net acreage at December 31, 1997.

                                                      UNDEVELOPED         DEVELOPED
                                                    ----------------   ---------------
                                                     GROSS     NET     GROSS     NET
                                                    -------   ------   ------   ------
Offshore Gulf of Mexico...........................   75,646   36,672   23,534    6,094
Onshore Gulf Coast................................   39,339    6,200   16,500    3,316
Mississippi/Alabama...............................   31,096   13,644      860      607
Other.............................................    4,951    2,746      754      189
                                                    -------   ------   ------   ------
          Total...................................  151,032   59,262   41,648   10,206
                                                    =======   ======   ======   ======


     Estimates of oil and gas reserves were prepared by the independent engineering and consulting firm of Netherland, Sewell & Associates, Inc. for 1996 and 1995, and by Netherland, Sewell & Associates, Inc. and Miller and Lents, Ltd for 1997. Proved reserves are the estimated quantities that geologic and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are the quantities expected to be recovered thorough existing wells with existing equipment and operating methods. Proved undeveloped reserves are reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion. The determination of these reserves is a complex and interpretive process that is subject to continued revision as additional information becomes available. In most cases, a relatively accurate determination of reserves may not be possible for several years due to the time necessary for development drilling, testing and studies of the reservoirs.


     The quantities of proved oil and gas reserves presented include only those amounts which the Company reasonably expects to recover in the future from known oil and gas reservoirs under existing economic and operating conditions. Proved reserves are limited to those quantities which are recoverable commercially at current prices and costs under existing regulatory practices and technology. Therefore, any changes in future prices, costs, regulations, technology and unforeseen factors could significantly increase or decrease proved reserve estimates.

     The following table presents the Company's net proved oil and natural gas reserves by area at December 31, 1997 as evaluated by Netherland, Sewell & Associates, Inc. and Miller and Lents, Ltd. Netherland, Sewell & Associates, Inc. has evaluated all of the Company's reserves except for the Onshore Gulf Coast where the properties they have evaluated resulted in estimated gross reserves of 43 MBO (5 MBO net) and 1,288 MMcf (233 MMcf net) at December 31, 1997.

                                                       OIL (MBO)         GAS (MMCF)
                                                     --------------   ----------------
                                                     GROSS     NET     GROSS     NET
                                                     ------   -----   -------   ------
Offshore Gulf of Mexico............................  10,043   2,211   141,457   30,234
Onshore Gulf Coast.................................   4,971     944    41,173    6,273
Mississippi, Alabama...............................   2,136   1,271         0        0
Other..............................................     110      25       164       36
                                                     ------   -----   -------   ------
          Total....................................  17,260   4,451   182,794   36,543
                                                     ======   =====   =======   ======

  Offshore Gulf of Mexico

     Oil and natural gas reserves totaling 2.2 million barrels of oil ("MMBO") and 30.2 billion cubic feet of gas ("Bcf") in the Gulf of Mexico, represent approximately 50% and 83% of Remington's total net oil and natural gas reserves, respectively. The Company has and continues to diversify its offshore portfolio away from the South Pass area through new lease purchases, evaluation of proposals of outside parties and evaluation of acquisition opportunities. The Company owns three 3-D workstations for evaluating offshore prospects and has purchased an extensive database of both 2-D and 3-D seismic for reviewing exploration and development opportunities. The Company owns interests in several undeveloped offshore blocks that, depending on rig availability and partner approvals, will be drilled in 1998 or beyond. The following table presents the proved oil and natural gas reserves for major properties in the Gulf of Mexico at December 31, 1997.

                                                       OIL (MBO)         GAS (MMCF)
                                                     --------------   ----------------
                                                     GROSS     NET     GROSS     NET
                                                     ------   -----   -------   ------
South Pass 89......................................   4,516     943    48,660   10,140
South Pass 87......................................   2,920     709    42,314   10,993
South Pass 86......................................     953     199    16,804    3,501
Eugene Island 135..................................     942     118    27,165    3,396
West Cameron 170...................................     712     242     6,400    2,172
Main Pass 262......................................       0       0       114       32
                                                     ------   -----   -------   ------
          Total....................................  10,043   2,211   141,457   30,234
                                                     ======   =====   =======   ======

  South Pass Block 89

     The Company acquired South Pass Block 89 through a farmout from Aminoil USA, now Phillips Petroleum Company ("Phillips") in 1977. The Company has a 25% working interest burdened with a 33% Net Profits Interest ("NPI") to Phillips pursuant to the original farmout. Remington and Phillips are currently involved in litigation concerning the calculation of the NPI. Marathon Oil Company ("Marathon") is operator of the block. Prior to June 30, 1998, the Company's natural gas production was subject to a gas sales contract through July 15, 2002 with TETCO. Because of the TETCO Contract Termination, Remington will sell all gas produced from and after July 1, 1998 from South Pass Block 89 on the spot market.

     Platform B was installed in South Pass Block 89 in 1991 and has produced
48.7 MMBO (10.2 MMBO net) and 174.6 Bcf (36.4 Bcf net). The U-sand is the primary reservoir on the block with the beds orientated almost vertically adjacent to a sub-surface salt dome. At December 31, 1997, one well was producing from this reservoir and 11 wells were producing from shallower reservoirs. The Company's reserve report reflects the necessity of an additional well to produce all the reserves defined.

     The Company is producing two wells from Platform C, into the northern portion of South Pass Block 89. The platform is physically located on South Pass Block 86, immediately to the north of South Pass Block 89. The two wells in South Pass Block 89 are completed in the U-sand reservoir, but in an isolated fault block separated from the U-sand production from Platform B. The U-sand reservoir in this location is not as structurally complex as at Platform B. Cumulative production from the Platform C wells completed in South Pass Block 89 as of December 31, 1997 was 5.2 MMBO (1.08 MMBO net) and 28.5 Bcf (5.9 Bcf net). The platform was installed in 1992 and Marathon is the operator.

  South Pass Block 87, West Delta Block 128

     Platform D, located on South Pass Block 87 to the northwest of South Pass Block 89 was installed in 1995 with Marathon as operator. There are five wells producing from South Pass Block 87 and West Delta Block 128. The Company has a 33% working interest in the four wells in South Pass Block 87 and a 20% working interest in one well in West Delta Block 128. Cumulative production from Platform D, all of which has been from the U-sand, through December 1997 was 5.0 MMBO (1.0 MMBO net) and 24.9 Bcf (5.2 Bcf net). Additional drilling is anticipated on this block in 1998.

  South Pass Block 86

     The Company completed five wells from Platform C in the southern portion of South Pass Block 86. The Company has a 25% working interest in the block and Marathon is the operator. The primary reservoir is the U-sand. Cumulative production from 1992 to December 31, 1997 was 3.6 MMBO (748 MBO net) and 16.6 Bcf (3.5 Bcf net).

  Eugene Island Block 135

     The Company acquired a 15% working interest in the block in 1995, drilled, and successfully tested the #1 well in 1996. In 1997, a platform was installed, the A-1 well completed, the A-2 well drilled and completed and the A-3 well partially drilled. Enron Oil and Gas Company is operator of the block. The A-3 well was completed in 1998 and additional drilling may be proposed. Production from Eugene Island Block 135 commenced in the last quarter of 1997 with cumulative production of 83 MBO (10 MBO net) and 600 MMcf (76 MMcf net). The Company acquired a 20% working interest in Eugene Island Blocks 153 and 154 immediately to the south of Eugene Island Block 135 in 1997.

  West Cameron Block 170

     The Company acquired a 42% working interest in this block in 1997. CXY Energy Offshore, Inc. ("CXY") is the operator and the block has a production platform in place. Drilling commenced on the #2 well in 1997 and the well logged sufficient pay to book proved oil and natural gas reserves in the shallow portion of the hole before year-end. Deeper pays have been drilled in the well and it is anticipated to be completed in 1998. The deeper pays are not included in the December 31, 1997 proved oil and natural gas reserves. The Company anticipates additional drilling on this block before the end of 1998.

  Main Pass Block 262

     The Company completed three wells from the platform on this block in 1996 and 1997. The Company has a 33% working interest in the block and CXY is the operator. These wells did not perform as anticipated and the undepreciated cost of the wells was impaired in the fourth quarter of 1997. The Company anticipates drilling a deeper exploratory test well from the platform in 1998.

  Mississippi/Alabama


     In the onshore Mississippi/Alabama area, the Company's proved oil reserves are 1.3 MMBO, representing approximately 29% of Remington's net proved oil reserves at December 31, 1997. Currently, the Company has an interest in two developed fields and one developing field. Using local contractors, the Company has developed several prospects for drilling in 1998 and beyond. These local contractors not only develop prospects but act as operator for the drilling and production efforts. This program is anticipated to continue, using a database of 2-D data coupled with specific 3-D data on field discoveries. The following table presents the proved oil reserves attributable to Mississippi/Alabama at December 31, 1997.


                                                                OIL (MBO)
                                                              -------------
                                                              GROSS    NET
                                                              -----   -----
East Melvin.................................................    103      43
Indian Wells................................................    355     261
Parker Creek................................................  1,678     967
                                                              -----   -----
          Total.............................................  2,136   1,271
                                                              =====   =====

  East Melvin Field

     The East Melvin field, located in Choctaw County, Alabama, is a two-well field that produces from the Smackover formation. The Company has a 52% working interest in the field. The second well in the field was drilled in 1997 and is anticipated to be completed in 1998. The Company does not expect any further development of this field.

  Indian Wells Field

     The Indian Wells field is located in Jasper County, Mississippi and produces from the Rodessa formation. The Company has a 92% working interest in the field. Two wells are completed in the field and no additional development is anticipated.

  Parker Creek Field (formerly Moselle Dome Prospect)

     The Parker Creek field is on the flank of a salt dome located in Jones County, Mississippi. The first well drilled in 1996 and completed in 1997 encountered pays from the shallow Eutaw and Tuscaloosa interval above 8000 feet and the Hosston interval below 14,000 feet. The Company completed this first deep well in the Hosston interval in the first quarter of 1997. The Company completed a second well, the first shallow well completion, in the Tuscaloosa interval during the third quarter of 1997. The shallow Eutaw and Tuscaloosa are heavy oils. In the fourth quarter of 1997, the Company began drilling both a second deep well and a second shallow well. Both wells were completed and producing in 1998. A newly acquired 3-D seismic survey is scheduled to be completed in the summer of 1998. Additional drilling is anticipated in the field after interpretation of the 3-D seismic survey is completed. During the partial year of 1997, the field produced 162 MBO (98 MBO net).

  Onshore Gulf Coast

     The Company's net proved oil and natural gas reserves in the onshore Gulf Coast area are 944 MBO and 6.2 Bcf, representing approximately 21% and 17% of the net proved oil and natural gas respectively. The Company initiated an active acquisition program in this area in 1997 along with participating in an active exploration program conducted by Suemaur Exploration, Inc. This exploration program has resulted in 3-D surveys defining several prospects that are anticipated to be drilled in 1998 and beyond. The acquisition program resulted in one acquisition of interests in six separate fields in 1997. The Company anticipates using the knowledge gained from participating in the various 3-D surveys not only to develop new prospects but to better define the upside opportunities within the fields acquired. The following table presents the proved oil and natural gas reserves from the major properties in the Onshore Gulf Coast area at December 31, 1997.

                                                     OIL (MBO)          GAS (MMCF)
                                                    ------------      ---------------
                                                    GROSS    NET      GROSS      NET
                                                    -----    ---      ------    -----
W. Buna..........................................   4,324    874      19,919    3,628
Other............................................     647     70      21,254    2,645
                                                    -----    ---      ------    -----
          Total..................................   4,971    944      41,173    6,273
                                                    =====    ===      ======    =====

  West Buna Field

     This field, located in Jasper and Hardin counties, Texas, is the largest field of the six-well group of fields acquired in 1997. The field currently has 23 wells producing from the Wilcox formation. Additional drilling and workover operations are anticipated in 1998. The Company has approximately a 30% working interest in the field.

  Producing Wells

     The following table presents a summary of the gross and net producing wells by core area for the years ended December 31, 1997, 1996 and 1995. Productive wells are producing wells and wells capable of production but do not include wells awaiting completion or the installation of a platform. Gross wells refer to the total producing wells in which the Company owns an interest. Net wells represent the gross wells multiplied by the Company's working interest percentage.

                                          1997               1996               1995
                                     --------------      -------------      -------------
                                     GROSS     NET       GROSS    NET       GROSS    NET
                                     -----    -----      -----    ----      -----    ----
Oil Wells
Gulf of Mexico....................    17       4.37       18      4.61       25      6.28
Mississippi and Alabama...........     6       4.38        5      3.53        2      1.00
Onshore Gulf Coast................     3        .28        2      0.21       --        --
Other.............................     3        .81        3      0.81        1      0.31
                                      --      -----       --      ----       --      ----
          Total...................    29       9.84       28      9.16       28      7.59
                                      ==      =====       ==      ====       ==      ====
Gas Wells
Gulf of Mexico....................    10       2.46        9      2.57        4      1.16
Mississippi and Alabama...........    --         --       --        --       --        --
Onshore Gulf Coast................    78      18.24        3      0.53       --        --
Other.............................    --         --       --        --       --        --
                                      --      -----       --      ----       --      ----
          Total...................    88      20.70       12      3.10        4      1.16
                                      ==      =====       ==      ====       ==      ====

  Drilling Activities

     The following is a summary of the Company's exploration and development drilling activities by core area:

                                                1997                          1996                          1995
                                     ---------------------------   ---------------------------   --------------------------
                                        GROSS           NET           GROSS           NET           GROSS          NET
                                     ------------   ------------   -----------   -------------   -----------   ------------
                                     PROD.   DRY    PROD.   DRY    PROD.   DRY   PROD.    DRY    PROD.   DRY   PROD.   DRY
                                     -----   ----   -----   ----   -----   ---   -----   -----   -----   ---   -----   ----
Exploratory
Gulf of Mexico.....................    2       2     .30     .42     4      4    1.15     1.15     1      1     .25     .33
Mississippi and Alabama............    1       2     .80    1.84     2      8    1.65     5.81     1      1     .52     .25
Onshore Gulf Coast.................   --       2      --     .32     4      5     .60     1.87     1      4     .47    1.56
Other..............................   --       1      --     .40     2      4     .50     1.72     1      1     .30     .35
                                      --      --    ----    ----    --     --    ----    -----    --     --    ----    ----
        Total......................    3       7    1.10    2.98    12     21    3.90    10.55     4      7    1.54    2.49
                                      ==      ==    ====    ====    ==     ==    ====    =====    ==     ==    ====    ====
Development
Gulf of Mexico.....................    1      --     .25      --    --     --      --       --     1     --     .33      --
Mississippi and Alabama............    1       3     .76    2.42     1      2     .94     1.87     2     --     .89      --
Onshore Gulf Coast.................    3      --     .82      --    --     --      --       --    --     --      --      --
Other..............................   --       1      --     .35    --     --      --       --    --     --      --      --
                                      --      --    ----    ----    --     --    ----    -----    --     --    ----    ----
        Total......................    5       4    1.83    2.77     1      2     .94     1.87     3     --    1.22      --
                                      ==      ==    ====    ====    ==     ==    ====    =====    ==     ==    ====    ====

     At December 31, 1997, the Company had an interest in six (1.77 net) wells in progress.

  Operating Agreements

     The Company typically owns its interests in oil and gas properties subject to joint operating agreements naming another company as operator of the property. Many of the agreements grant the operator a lien on the Company's interests to secure payment of the Company's share of expenses. Being a non-operator is advantageous to the Company by not requiring the Company to employ an operational staff, but is disadvantageous in that the Company foregoes certain control over the property as a non-operator. The Company may become an operator of certain properties in 1998.

  Title to Properties

     The Company's oil and gas properties are subject to customary royalty interests, liens incident to operating agreements and liens for other burdens, including other mineral encumbrances and restrictions.

Such burdens, encumbrances or other restrictions do not materially interfere with the normal operations of such properties. After a thorough examination of title to its properties, the Company believes that it is vested with satisfactory title to such properties. The Company does a preliminary investigation of titles on all undeveloped properties and obtains a full title opinion before commencement of drilling operations.

  Non-Oil and Gas Properties

     The Company owns approximately 7,800 surface acres in several non-contiguous tracts of land in Southern Louisiana and Southern Mississippi. Outside parties lease several of the tracts for farming, grazing, timber, sand and gravel, camping, hunting and other purposes. Gross operating revenues from these real estate properties in 1997 totaled $224,000.

  Office Lease

     The Company leases office space in Dallas, Texas covering approximately 33,000 square feet. In January 1998, the Company amended the current lease effective April 1998. The amended lease extends the term an additional 10 years and reduces the leased office space to approximately 17,000 square feet.

                            SELECTED FINANCIAL DATA

                       REMINGTON OIL AND GAS CORPORATION

     The selected financial data should be read in conjunction with Remington's financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Remington" included elsewhere herein.

                                          SIX MONTHS ENDED
                                              JUNE 30,                        YEARS ENDED DECEMBER 31,
                                         ------------------   --------------------------------------------------------
                                         1998(1)     1997       1997         1996         1995       1994       1993
                                         -------   --------   --------   ------------   --------   --------   --------
                                             UNAUDITED

                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
Financial
  Total revenue........................  $24,563   $ 34,194   $ 61,053     $ 70,210     $ 59,493   $ 59,244   $ 37,102
  Net income (loss)....................  $(3,152)  $  1,345   $(26,790)    $ (7,662)    $  5,392   $  9,157   $  2,161
  Basic and diluted income (loss)
    per share..........................  $ (0.15)  $   0.06   $  (1.31)    $  (0.37)    $   0.26   $   0.44   $   0.10
  Total assets.........................  $99,476   $134,835   $ 98,515     $136,599     $145,491   $135,041   $128,882
  8 1/4% convertible subordinated
    notes..............................  $38,371   $ 55,077   $ 38,371     $ 55,077     $ 55,077   $ 55,077   $ 55,077
  Other indebtedness...................  $ 9,700         --   $  6,000           --           --         --   $  1,970
  Cash dividends per share.............  $    --   $     --   $     --     $     --     $     --   $     --   $     --
  Stockholders' equity.................  $41,544   $ 72,635   $ 44,287     $ 74,356     $ 82,047   $ 75,513   $ 67,655
  Shares outstanding
    Class A Common Stock...............    3,222      3,219      3,219        3,250        3,250      3,250      3,245
    Class B Common Stock...............   17,147     17,137     17,087       17,553       17,553     17,553     17,558
  Net cash flow provided by
    operations.........................  $11,497   $ 17,953   $ 27,546     $ 28,955     $ 24,047   $ 27,644   $ 11,006

---------------

(1) In 1997, the Company recorded a $14.6 million deferred income tax expense when the net deferred tax asset that was recorded by the Company in 1992 was written down to a carrying value of zero.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                     AND RESULTS OF OPERATIONS OF REMINGTON

     The purpose of the following discussion is to assist in the understanding of the Company's financial position and results of operations. The information below should be read in conjunction with the financial statements of Remington, the related notes to financial statements and the Company's Form 10-K for the year ended December 31, 1997. The financial statements (including the notes to financial statements) for the years ended December 31, 1997, 1996 and 1995 are presented elsewhere in this Prospectus and Proxy Statement beginning on page F-2 and the financial statements (including the notes to financial statements) for the three and six months ended June 30, 1998 and 1997 are presented elsewhere in this Prospectus and Proxy Statement beginning on page F-23.

     This discussion contains historical information and certain forward-looking statements that involve risks and uncertainties about the business, long-term strategy, financial condition and future of the Company. Statements concerning results of future exploration, exploitation, development and acquisition expenditures and expense and reserve levels are forward-looking statements. In addition, statements concerning the Merger of S-Sixteen Holding Company, a Delaware corporation ("SSHC"), are forward-looking statements and are based upon the assumption by management that the Merger will occur. These statements are based on assumptions concerning commodity prices, drilling results and production, and administrative and interest costs that management believes are reasonable based on currently available information of known facts and trends. However, management's assumptions and the Company's future performance are both subject to a wide range of business risks and there is no assurance that these goals and projections can or will be met.

     Remington Oil and Gas Corporation (the "Company" or "Remington") is an independent oil and gas exploration and production company. The activities and properties of the Company are located in the offshore Gulf of Mexico, onshore Gulf Coast and Mississippi/Alabama. The Company's long-term strategy is to economically increase reserves, production, and cash flow on an annual basis, resulting in increased shareholder value. Capital expenditures financed primarily by operating cash flow and bank debt will entail a balanced exploration, development and acquisition program.

     The Company acquired all of the assets and liabilities of OKC Limited Partnership (the "Partnership") on April 15, 1992, in exchange for the common stock of the Company (the "Corporate Conversion"). The Partnership then distributed, as part of its liquidation and dissolution, 3,245,110 shares of Remington Class A Stock and 17,558,110 shares of Remington Class B Stock to the former general partners, limited partners and unitholders of the Predecessor Partnership. After the Corporate Conversion, Cloyce K. Box, one of the former general partners, owned approximately 57% of the outstanding Remington Class A Stock.

     At the time of the Corporate Conversion, Mr. J. R. Simplot, Mr. James Arthur Lyle and others had pending litigation against the Partnership concerning voting issues and the purchase of an oil pipeline by a privately controlled affiliate of Cloyce K. Box (the "Griffin Case"). See Notes to the Financial Statements -- Note 11. Contingencies -- Griffin Case. After Cloyce Box's death in October 1993, the Remington Class A Stock was foreclosed upon by Box Brothers Holding Company ("BBHC"). At the time of the foreclosure, BBHC was primarily owned and controlled by the four sons of Cloyce K. Box. A number of disputes and lawsuits concerning the control of BBHC arose among the four brothers.

     In March 1997, the Company appointed James A. Watt as President and Chief Operating Officer. Subsequently, in February 1998, the Board of Directors named Mr. Watt Chief Executive Officer. Mr. Watt, who has significant oil and gas experience, is the first executive from outside the controlling interest of the Company to head the Company. In August 1997, an entity controlled by Mr. Simplot purchased the controlling interest in BBHC (the "Simplot Transaction"). Shortly thereafter, BBHC changed its name to S-Sixteen Holding Company. In connection with this purchase, Mr. Simplot and the four Box brothers agreed to settle all lawsuits among them and the Company.

     SSHC owns 1,840,525 shares (approximately 57%) of the Remington Class A Stock and 294,643 shares of the Remington Class B Stock. SSHC is owned by an entity controlled by Mr. J.R. Simplot of Boise, Idaho. On June 22, 1998, Remington and SSHC executed an Agreement and Plan of Merger under which SSHC will merge into Remington, with Remington being the surviving corporation (the "Merger"). In addition, in connection with the Merger, Remington will convert its two classes of common stock into a single class (the "Conversion of Stock"). The Merger and the Conversion of Stock are hereinafter referred to as the "Transaction."

     Upon the consummation of the Transaction, the Company will exchange 1.15 shares of new voting common stock ("Remington Common Stock") for each share of outstanding Remington Class A Stock not directly owned by SSHC, 1 share of Remington Common Stock for each share of outstanding Remington Class B Stock not directly owned by SSHC and 72.329 shares of Remington Common Stock for each share of outstanding common stock in SSHC. After the Conversion of Stock, the sole stockholder of SSHC will own 2,785,028 shares of Remington Common Stock. In addition, SSHC's sole stockholder will receive a Warrant to purchase up to 300,000 shares of Remington Common Stock at various prices, and the note payable to Remington by SSHC will be canceled. The 1,840,525 shares of Remington Class A Stock and 88,668 shares of Remington Class B Stock owned directly by SSHC will be canceled, as will the Remington Class A Stock and Remington Class B Stock held as treasury stock by Remington. A Special Meeting of Stockholders of the Company is planned for late summer or early fall to consider and vote upon the proposal to approve and adopt the Merger Agreement.


     In addition, Mr. Simplot, who controls SSHC's sole stockholder, beneficially owns 2,846,000 shares of Remington Class B Stock, which will be converted into a like number of shares of Remington Common Stock pursuant to the Transaction. Thus, upon the consummation of the Transaction, Mr. Simplot and his affiliates (other than Mr. Hawk and Mr. Lyle who are SSHC's nominees to Remington's Board of Directors) will beneficially own 5,631,028 shares of Remington Common Stock, representing approximately 27% of the outstanding shares of that class.


     One of the subsidiaries of SSHC that would be acquired by Remington as part of the Merger is CKB Petroleum, Inc. ("CKBP"), which currently transports all of the Company's oil production from the South Pass Area blocks in the Gulf of Mexico, to Venice, Louisiana.

     On July 31, 1998, the Company and Texas Eastern Transmission Corporation ("TETCO") agreed to terminate the South Pass Block 89 long-term gas sales contract effective June 30, 1998. TETCO made a Termination Payment (as defined in the agreement) to the Company in the amount of $49.8 million (the "TETCO Contract Termination"). As part of the termination agreement, TETCO was released from the gas purchase contract, including gas substitution and indemnification rights thereunder, as well as related indemnification and other obligations under a 1990 settlement agreement. After June 30, 1998, Remington will sell all gas produced from South Pass Block 89 on the spot market. Under the gas contract, which was to expire in July 2002, the Company was receiving $12.38 per Mcf for gas produced from the southern portion of South Pass Block 89 and $6.83 per Mcf for gas produced from the northern portion of the block, with the gas price escalating 10% per year. Gas sales revenue received under the long-term contract in excess of the average non-contract spot market price for this block was $5.8 million for the first six months of 1998 and was estimated to have been $4.3 million for the last six months of 1998 had the contract not been terminated.

     Prior to June 30, 1998, a significant portion of the Company's total revenues and cash flow provided by operations was dependent upon natural gas sales from South Pass Block 89. In 1997, natural gas sales from South Pass Block 89 were approximately 40% of total revenues. For the first six months of 1998, gas sales revenue from this block accounted for approximately 32% of the Company's total revenue. However, the Company has observed a steady decline in production from Well B-20S. Production from Well B-20S, which is in the U-1/1 reservoir, accounts for a significant portion of the total gas production from this block. It is currently estimated that the well will be fully depleted during the first or second quarter of 1999. In the past, the long-term gas sales contract provided some protection against significant decreases in market prices for gas production. However, after the TETCO Contract Termination, the Company's revenues, net income and cash flow provided by operations will be fully affected by the market fluctuations in oil and gas prices.

     Approximately one-half of the value of the contract, as evaluated by the Company's independent reservoir engineers at January 1, 1998 was associated with a high-risk and undrilled well location in the Company's U-1/1 reservoir. Reserves for this location were 78,000 barrels of oil and 3,141 MMcf of gas at

January 1, 1998. Engineering and geological data supported the classification of this undrilled location as proved undeveloped reserves. However, the Company felt that the risks of drilling the well were not appropriate for a company of Remington's size to undertake. Due to the reduction in price received for natural gas production, the Company will incur an impairment charge on the South Pass Block 89 property. An accurate measure of the impairment could not be reasonably determined immediately after the TETCO Contract Termination because a large portion of the oil and gas reserves associated with this property were attributed to one well, which had out performed the original projections as of January 1, 1998. As a result of a reevaluation of the oil and gas reserves, the Company will record a $2.5 million impairment charge in the third quarter of 1998.


LIQUIDITY AND CAPITAL RESOURCES

     The Company's balance sheet liquidity decreased significantly during 1997 and the first six months of 1998. At December 31, 1996, current assets exceeded current liabilities by $39.0 million, and the current ratio was approximately
6.4 to 1. At December 31, 1997, current assets exceeded current liabilities by $3.0 million and the current ratio was approximately 1.2 to 1. At June 30, 1998, the Company's current liabilities exceeded current assets by $3.0 million, and the current ratio was 0.84 to 1. The decline in liquidity resulted from the sale of marketable securities in October 1997, and the use of the proceeds to repurchase $16.7 million of the 8 1/4% Convertible Subordinated Notes (the "Notes"). The Simplot Transaction caused a "change in control" as defined in the Indenture for the Notes (the "Indenture") that required the Company to make an offer to purchase the Notes at 100% of the face amount. In addition, during 1997 and the first quarter of 1998, the Company used some of its liquid assets and borrowed $8.5 million to purchase $3.5 million of treasury stock, fund the excess of capital expenditures over net cash flow from operations and pay reorganization costs in 1997. The Company's liquidity increased significantly on July 31, after receiving $49.8 million from the TETCO Contract Termination.

     Cash flow from operations for the first six months of 1998 decreased $6.4 million, or 35%, compared to the first six months of 1997, primarily because of a 21% decrease in oil sales revenue and a 31% decrease in gas sales revenue. Although total oil production increased 25% or 138,000 barrels, average oil prices for the first six months of 1998 were $11.97 per barrel compared to $18.93 per barrel during the first six months of 1997. In addition, gas sales revenue from South Pass Blocks 86 and 89 platforms B and C decreased $7.9 million during the first six months of 1998 compared to the same period in the prior year. The decrease resulted from lower gas production from these platforms of 879,000 Mcf.

     Cash flow from operations for the year ended December 31, 1997 was $27.5 million compared to $29.0 million for the prior year. In addition to lower natural gas revenues of $10.7 million, cash payments totaling $7.1 million for reorganization costs had a detrimental effect on the cash flow from operations for 1997. The lower natural gas revenues resulted primarily from a decrease in natural gas production from South Pass Block 89. Natural gas production from this offshore Gulf of Mexico Block was sold under a gas sales contract that included prices substantially above spot market prices. Therefore, a reduction in production from this block had a significant effect on natural gas revenues, total revenues, net income and cash flow from operations. Reorganization costs paid during 1997 included employee severance expense, litigation settlement amounts and other costs related to the Simplot Transaction. See Notes to Financial Statements -- Note 5. Reorganization Costs.

     The decline in oil prices has a negative impact on total revenues and therefore net income and cash flow from operations. The Company's average oil price for 1997 was $17.79 per barrel but has averaged under $13.00 per barrel since December 1997.

     Throughout the year, the Company has financed capital expenditures through cash flow from operations and bank debt. Although management decreased its capital and exploration budget by 20% for 1998 due to the lower oil prices and the resulting lower net cash flow from operations, the Company was committed to significant capital expenditures for the first six months of 1998. Drilling and completion costs incurred during the first six months of 1998 for West Cameron Block 170, Eugene Island Block 135 and Parker Creek totaled $10.3 million, or 62% of the total capital expenditures. Other capital expenditures included $2.7 million in the onshore Gulf Coast area, $1.7 million on Main Pass Block 262, $1.2 million in the Mississippi/Alabama area and $524,000 for unproved property acquisitions. Capital expenditures in the Gulf Coast area included a $1.6 million acquisition in Lavaca County, Texas. The Company expects to complete the exploratory well drilled on Main Pass Block 262, but has yet to fully evaluate the results of drilling operations. Other capital expenditures in the Mississippi/Alabama area included drilling costs totaling $866,000 for a non-commercial well in Wayne County, Mississippi. Capital and exploration expenditures for oil and natural gas properties during 1997 totaled $42.1 million compared to $42.7 million in 1996. The primary capital expenditures for 1997 included drilling, completion and platform construction costs for Eugene Island Block 135, drilling costs for a well on West Cameron 170, drilling and completion costs on the Parker Creek field and a purchase of several South Texas properties. Expected development costs for 1998 include one or two new wells in South Pass Block 87, a new well or a side-track well in South Pass Block 89, additional development of West Cameron Block 170 and Eugene Island Block 135, and four to six onshore wells, including three to four wells in the Parker Creek field.

     The Company budgeted $10.0 million for acquisition, land and leasehold costs. The Company plans to use these budgeted amounts to purchase oil and natural gas reserves at attractive prices and to maintain and develop an inventory of exploration development projects. In March 1998, the Company completed an acquisition for $1.6 million and submitted the high bid on one offshore block in the MMS lease sales. The MMS awarded the block to the Company effective in July 1998, at a cost of $229,000. Budgeted exploration costs include three planned wells in the Gulf of Mexico, at least two wells in Mississippi, and several wells in the onshore gulf coast region. In addition, the Company plans for approximately $4.0 million of exploration expenses primarily to purchase 2-D and 3-D seismic data. The capital and exploration budget for 1998 is flexible, and the Company can delay many of the planned expenditures if better opportunities arise or if capital is not available.

     Sources of cash other than from operations include scheduled payments on the note receivable from SSHC through August 1998. If the Transaction is approved, CKBP will become a subsidiary of the Company and the cash paid for transportation will remain in the consolidated group. The Company's existing line of credit with a current borrowing base of $10.0 million expires in September 1998. The Company anticipates renewing this line again in 1998. The Company has borrowed $9.7 million and has issued letters of credit totaling $250,000 against this line of credit. On June 30, 1998, a violation of a negative covenant concerning the current ratio existed. The violation did not become an "Event of Default" as defined in the note agreement because it is not continuing.


     The Transaction will constitute a "change in control" as defined in the Indenture to the Notes ("Indenture"). In the event a "change in control" occurs, the Company is required to make an offer to purchase on the 40th business day following the date on which such "change in control" occurs, any and all of the then outstanding Notes at a purchase price equal to 100% of the principal amount of the Notes, plus accrued but unpaid interest on the Notes. Remington may not have sufficient cash to purchase all of the Notes tendered. In such event, the Company would have to explore other avenues for the means to purchase the tendered Notes including, but not limited to, obtaining bank financing and/or utilizing the public and private debt and equity markets. The Company anticipates that until the Phillips litigation in Louisiana state court is fully resolved, the case will continue to impede the Company's access to credit and capital markets, and the Company may also consider the sale or other disposition of assets. The Merger Agreement provides that in the event the Remington Board of Directors concludes that there is insufficient liquidity to cover probable tenders of Notes, the Remington Board of Directors may discontinue its obligation to recommend that Remington stockholders approve the Transaction.



     The Company and Phillips Petroleum Company ("Phillips") have been engaged in litigation concerning the Net Profits interest in South Pass Block 89. In this litigation, Phillips contends that pursuant to its 33% Net Profits interest in South Pass Block 89, it was entitled to receive an overriding royalty for months in which "net profits" were not achieved; that an excessive oil transportation fee was being charged to the Net Profits account; and that the entire $69.6 million cash payment that had been received by the Company from the 1990 settlement of certain litigation should have been credited to the Net Profits account instead of the $5.8 million that was credited. On the latter claim, Phillips seeks to receive in excess of $21.5 million, while on the first two claims Phillips alleged aggregate damages of several million dollars. In addition, Phillips, under the Louisiana Mineral Code, is seeking double damages and cancellation of the farmout agreement that created the Net Profits interest. Remington denies Phillips' claims and vigorously defended against them during a non-jury trial held in April 1997. In addition to contesting the claims of Phillips, the Company asserted a counterclaim at trial that Phillips had breached a settlement agreement regarding previous litigation between the parties and claimed damages in excess of $10.0 million. On August 18, 1998, the trial court rendered a judgment in which Phillips was awarded $9,276,432 on its claim relating to the 1990 settlement and $1,581,000 on its overriding royalty claim. Phillips' claim of an excessive transportation fee was dismissed, as were its claims for double damages and lease cancellation. The trial court also dismissed Remington's counterclaim. The trial court has yet to issue a final judgment. The Company expects that the final trial court judgment will be approximately $17.3 million including interest. Remington may appeal the portions of the trial court's judgment adverse to the Company. Once the trial court enters its final judgment, the Company will have up to 30 days to file its notice of appeal.



     Statement of Financial Accounting Standards ("SFAS") No. 5 entitled "Accounting for Contingencies" requires the Company to accrue a loss contingency when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Therefore, the Company will accrue the liabilities associated with the court judgment in the third quarter of 1998, when the judgment was issued. The Company currently has the liquidity to pay the judgment.



     In addition, Remington has filed a declaratory judgment action against Phillips in federal district court in Dallas, Texas, requesting the court to declare that none of the $49.8 million received by Remington from the recent termination of Remington's gas contract with Texas Eastern Transmission Corporation is owed to Phillips by virtue of a 33% Net Profits interest in South Pass Block 89.



     The Company adopted SFAS No. 128, entitled "Earnings per Share" in 1997. SFAS No. 128 simplifies the standards for computing earnings per share previously governed by Accounting Principles Board ("APB") Opinion No. 15. Basic income per share and diluted income per share have replaced primary income per share and fully diluted income per share, respectively. Basic income per share excludes dilution and is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted income per share reflects the potential dilution from the exercise or conversion of securities or other contracts to issue common stock and other events that result in the issuance of common stock that shares in the net income of the Company. Diluted income per share is computed similarly to fully diluted income per share pursuant to APB Opinion 15. The Company's presentations of basic income per share and diluted income per share are the same as the previously presented primary income per share and fully diluted income per share. Basic income per share and diluted income per share are the same because the effects of the potential dilutive securities are anti-dilutive. See Notes to Financial Statements -- Note 1. Significant Accounting Policies.


     The Company adopted SFAS No. 130 entitled "Reporting Comprehensive Income" in 1998. The statement requires the Company to report "comprehensive income" and its components in the financial statements. Comprehensive income represents changes in the stockholders' equity accounts, other than for items required by accounting standards to be reported as direct adjustments to paid-in capital, retained earnings or other non-income equity accounts during the reporting period. Such changes include net income as well as other charges and credits to stockholders' equity accounts that are excluded from net income.

     The Company will adopt SFAS No. 131 entitled "Disclosures about Segments of an Enterprise and Related Information" for its fiscal year ending December 31, 1998. This statement establishes standards for reporting information about operating segments and related disclosures about products and services, geographic areas, and major customers. This statement is not anticipated to have a material impact on the Company's financial disclosures.

     The year 2000 issue relates to computer programs being written with two digits rather than four to define the applicable year. Computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 instead of 2000 or not at all. This inability to recognize or properly treat the year 2000 may cause a breakdown of both information technology and non-information technology systems and cause these systems to process critical financial and operational information incorrectly. Remington has assessed and continues to assess the year 2000 issue and its impact on the Company, its partners, suppliers, vendors and customers. The year 2000 issue has a potential impact on the Company in several areas, including, among others, the ability of the Company to be paid for its oil and natural gas production, the operations of the producing properties in which the Company holds interests, the ability of the Company to pay its vendors and suppliers, and the management of the Company's financial assets including cash and securities held with financial institutions.

     The Company currently receives payment for the majority of its oil and natural gas production from two sources. While these two sources are currently studying the year 2000 issue in order to develop systems to prevent problems in payment processing, they have informed the Company that manual back-up systems exist so that even in the event that the computer software fails, such a failure would not result in a material delay in receiving payment for its oil and natural gas production.

     At the present time, Remington does not operate any of the properties in which it owns oil and natural gas interests. On this basis, Remington has not developed contingency plans relating to the year 2000 issue in connection with the operations of these properties. The operators of these properties are, however, studying the year 2000 issue in connection with both the information technology and non-information technology aspects of operating oil and natural gas producing properties. These operators have informed the Company that they will develop systems sufficient to address any problems that may arise. In addition, the operators have informed the Company that manual back-up systems exist in the event the computer software fails to adequately address any problems. If Remington does, in the future, act as an operator of any oil and natural gas properties, it anticipates that it will provide for adequate systems to address any year 2000 issues.

     Remington has assessed its current oil and gas accounting system and network operating software and has determined that they are year 2000-compliant. In the event that the network operating software fails due to a year 2000 problem, Remington's accounting system can operate on a stand-alone basis. Remington does not believe, therefore, that any year 2000 problems will materially affect the Company's ability to pay its vendors and suppliers or track its assets in the custody of financial institutions.

RESULTS OF OPERATIONS

     The following table discloses the net oil and natural gas sales volumes and average sales prices for the quarters ended June 30, 1998 and 1997 and the years ended December 31, 1997, 1996, and 1995. The following table is an integral part of the following discussion of results of operations.


                                               JUNE 30,             DECEMBER 31,
                                            ---------------   ------------------------
                                             1998     1997     1997     1996     1995
                                            ------   ------   ------   ------   ------
Net sales volumes:
  Oil (MBO)...............................     694      556    1,197      933      839
  Natural gas (MMcf)......................   3,768    3,938    7,116    8,219    5,867
Average sales price:
  Oil (per Bbl)...........................  $11.97   $18.93   $17.79   $20.21   $16.64
  Natural gas (per Mcf)...................  $ 3.92   $ 5.44   $ 5.06   $ 5.69   $ 6.89


SIX MONTHS ENDED JUNE 30, 1998 COMPARED TO SIX MONTHS ENDED JUNE 30, 1997

     The Company recorded a net loss for the six months ended June 30, 1998, of $3.2 million compared to net income for the six months ended June 30, 1997, of $1.3 million. Lower average oil prices and lower gas production from South Pass Block 89 combined to reduce total revenues by $9.6 million, or 28%. Lower total revenues were offset by a reduction in total costs and expenses of $4.4 million, or 14%, for the six-month period.

     The lower average oil prices caused oil revenues to decrease $4.4 million for the six months ended June 30, 1998, compared to the six months ended June 30, 1997. Additional oil sales revenue from the increase in oil production offset the lower oil sales revenue caused by lower prices by $2.1 million for the six months ended June 30, 1998, compared to the same period in 1997. Oil production increased by approximately 25% for the six months ended June 30, 1998, compared to the same period in the prior year. Oil production from the Gulf of Mexico increased as a result of production from the three wells on Eugene Island Block 135 and a net increase from the four South Pass area blocks. Production from Eugene Island Block 135 began in the third quarter of 1997 from a single well. Oil production from the Parker Creek field in the Mississippi/ Alabama area increased by 33,000 barrels for the six months ended June 30, 1998, compared to the same period in 1997. Oil production in the onshore Gulf Coast area increased as a result of the third and fourth quarter acquisitions of oil and gas properties in South Texas.

     Gas sales revenues decreased $6.7 million for the six months ended June 30, 1998, compared to the six months ended June 30, 1997. The decrease is the result primarily of lower natural gas production from South Pass Block 89 and Main Pass Block 262, partially offset by an increase in natural gas production from South Pass Block 87, Eugene Island Block 135 and the Gulf Coast area.

     Prior to the TETCO Contract Termination, gas production from South Pass Block 89 was sold under a long-term gas sales contract. The total volume of gas sold under the long-term contract was 891,000 Mcf for the six months ended June 30, 1998, compared to 1.6 Bcf for the six months ended June 30, 1997. The decrease is primarily related to the depletion of Well B-20S that is producing in the U-sand reservoir. Gas sales revenue related to the long-term contract decreased $7.5 million for the six months ended June 30, 1998, compared to the same period in the prior year.

     Gas sales revenue from the non-contract gas increased $848,000 for the six months ended June 30, 1998, compared to the same period in the prior year. Excluding the gas production sold from South Pass Block 89, gas production for the six months ended June 30, 1998, increased 25% compared to the prior year. This increase in non-contract gas production increased gas sales revenue by $1.5 million for the six months ended June 30, 1998, compared to the same period in the prior year. Although the overall average price decreased for the six months ended June 30, 1998, compared to the prior year, the reduction is caused by the lower gas production from South Pass Block 89 as a percentage of the total volume of gas sold. For the six months ended June 30, 1998, compared to the six months ended June 30, 1997, the average spot gas price decreased by $0.24 per Mcf, which partially offset the increase from non-contract gas production by $690,000.

     Other income decreased 33% for the six months ended June 30, 1998 compared to the same period in 1997, because of the lower amount of interest income received during 1998. Interest income decreased because of the lower cash, cash equivalents and marketable securities in 1998 compared to the first six months of 1997.

     Operating costs increased 44% for the first six months of 1998 compared to the same period in the prior year. The operating expenses increased because of new producing properties and rig stack charges incurred on South Pass Block 89 Platform B. Net Profits expense decreased by $1.7 million, or 35%, for the six months ended June 30, 1998, compared to the same period in the prior year because of the lower oil and gas revenue on South Pass Block 89.

     Depreciation, depletion and amortization decreased 2% during the six months ended June 30, 1998 compared to the six months ended June 30, 1997, as a result of upward revisions to proved developed producing oil and gas reserves at June 30, 1998 for South Pass Block 89 platform B and Eugene Island Block 135. The upward revision decreased the current depreciation, depletion and amortization rate, which is calculated using the units-of-production method. The Company increased its estimate of net proved producing oil and gas reserves for South Pass Block 89 because Well B-20S had overproduced the original estimated proved producing oil reserves at January 1, 1998. In addition, the Company added proved developed oil and gas reserves associated with Well A-3 on Eugene Island Block
135. Also included in the first six months of 1998 are impairment charges for unproved leasehold costs totaling $440,000.

     General and administrative expenses decreased 50% for the six months ended June 30, 1998, compared to the same period in the prior year. The decrease results from lower legal costs, primarily the Phillips Petroleum litigation, and lower employee costs. Reorganization expense incurred during the first six months of 1997 includes the payment of severance benefits to employees that either resigned or were terminated during those periods.

     Interest expense decreased $390,000, or 16%, for the six months ended June 30, 1998, compared to the same period in the prior year, because of the repurchase by the Company of $16.7 million of the outstanding Notes in October 1997. The lower interest expense that resulted from the lower amount of Notes outstanding was partially offset by increased interest expense on the increased bank line of credit balance outstanding for the first half of 1998.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

     The Company incurred a net loss for 1997 of $26.8 million or $1.31 per share compared to the prior year loss of $7.6 million or $0.37 per share. The net loss for 1997 included non-cash charges totaling $18.9 million or $0.94 per share. The charges included deferred income tax expense of $14.6 million or $0.73 per share, impairment charges from marginal oil and gas properties of $3.9 million or $0.19 per share, and accelerated amortization of debt-issue costs of $416,000 or $0.02 per share, caused by the early retirement of some of the Company's Notes. In addition, during 1997, the Company incurred reorganization costs totaling $7.1 million, or $0.34 per share, and legal costs and expenses totaling $2.5 million, or $0.12 per share.

     Total revenues were $ 61.1 million for the year ended December 31, 1997 compared to $70.2 million for the year ended December 31, 1996. Natural gas sales revenue decreased $10.7 million, or 23%, for 1997 compared to 1996. Lower natural gas production caused the decrease but was partially offset by higher average prices of 6% for spot gas sales and 10% for natural gas sales under the South Pass gas sales contract. The increase in average prices added $1.3 million to natural gas sales revenue. Natural gas production from South Pass Block 89 Platform B decreased 1.4 Bcf during 1997 as production from Well B-20 experienced anticipated declines. The decrease in natural gas production from Platform B caused natural gas revenues to decrease by $14.2 million. Natural gas production from the Company's South Texas properties increased 379,000 Mcf during 1997 but was more than offset by lower net natural gas production from other offshore properties.

     An increase in oil production, partially offset by lower oil prices, resulted in a net increase in oil sales revenue of $2.4 million, or 13%, for the year ended December 31, 1997 as compared to the prior year. Oil production increased by 264,000 barrels, which increased oil sales revenue by $4.8 million. However, a decrease of $2.44 in average oil prices caused oil sales revenue to be $2.4 million lower. A net increase in oil production came from all areas of operation, primarily the Parker Creek field in Mississippi and South Pass 86 and 87 in the Gulf of Mexico.

     Interest income was lower in 1997 because of the sale of the marketable securities in October. Most of the proceeds of the sale were used to purchase $16.7 million of the Company's outstanding Notes. Other income was lower because of lower oil trading income and losses on the sale of assets, primarily artwork.

     Operating and transportation expenses increased as a result of new operating properties and an increase in oil production from the South Pass area. Net Profits expense decreased as a result of the lower natural gas sales revenues from South Pass Block 89. In addition, exploration expenses decreased significantly because of lower dry hole costs. In 1996, the Company drilled three dry exploration wells totaling $10.6 million in the Gulf of Mexico.

     Depreciation, depletion and amortization expenses increased because of new properties becoming productive. Marginal production as well as lower oil prices caused the Company to record impairment charges against some of the oil and natural gas properties. A large decrease in production during the last quarter of 1997 from Main Pass Block 262, located in the Gulf of Mexico, caused the Company to record a $1.9 million impairment charge to write down 100% of the remaining well costs. The Company will use the platform on Main Pass Block 262 to drill a new unrelated prospect in 1998. Another $1.2 million charge was recorded on the Hub property located in Mississippi. This property was drilled in 1996 but never performed up to expectations. The remaining impairment charge related primarily to lower oil prices that reduced the amount of commercially recoverable oil reserves.

     General and administrative expenses decreased by 18% during 1997 when compared to 1996. Salaries and other employment-related expenses during 1997 decreased $706,000 as the number of employees decreased from 41 at December 31, 1996 to 15 at December 31, 1997. Other areas of significant savings were professional fees and investor relations expenses. Legal fees decreased by $1.1 million as the Company settled the Griffin litigation including all of the surrounding litigation, ended the family litigation, and concluded the trial proceedings in the Phillips litigation.

     Reorganization expense for the year includes payments to employees under the employee severance agreements and legal fees or other charges that relate to or were paid because of the Simplot Transaction. Reorganization costs accrued or paid are as follows: employee severance payments $3.6 million, Thomas D. Box severance, legal claims and fees $1.2 million, Mr. Simplot and Mr. Lyle $2.0 million, and other associated expenses $300,000. See Notes to the Financial Statements -- Note 5. Reorganization Costs.

     Interest and financing expenses increased during 1997 when compared to 1996 as a result of interest costs from a $6.0 million balance on the line of credit and a non-cash charge for deferred offering costs in October 1997, partially offset by lower interest costs from a reduced outstanding balance on the Notes. The Company used the line of credit to provide a portion of the funds to purchase some onshore Gulf Coast properties. In addition, under the terms of the Indenture, the Company purchased $16.7 million of the Notes. The Simplot Transaction triggered the offer to purchase requirement in the Indenture.

     Although the Company expects to realize the benefits of the deferred income tax asset, it adopted a more conservative view of the accounting and reporting policies and increased the valuation allowance in 1997 to reserve the full amount of the deferred income tax asset. The Company believes that this approach is consistent with other small-cap exploration and production companies, particularly those companies that are attempting to grow their oil and natural gas reserves. The Company is required to analyze its ability to realize the deferred income tax asset based on proved reserves and a "more likely than not" scenario for future projections. The analysis excludes probable and possible oil and natural gas reserves and does not include results from future drilling activities. The Company concluded that based on the future growth plans of the Company, prior actual results, and the "more likely than not" criteria, it was more desirable to reserve the entire deferred income tax asset. The Company will realize a benefit from these tax attributes if income is generated in the future.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     The Company incurred a net loss for 1996 totaling $7.7 million, or $0.37 per share. This loss resulted primarily from a $15.9 million, or 323%, increase in exploration expenses; a $7.8 million, or 52%, increase in depreciation, depletion and amortization expense on the oil and natural gas properties, and a $4.0 million, or 43%, increase in general and administrative and reorganization expenses. Exploration expenses increased because of higher dry hole costs which resulted from the increased drilling activity. The most significant dry holes drilled during the year included the following offshore Gulf of Mexico blocks:
Ship Shoal Block 352 at $7.9 million, High Island Block 576 at $1.8 million and West Cameron Block 365 at $923,000. Depreciation, depletion and amortization expense increased as a result of new properties being depleted, an increase in the depreciable basis of offshore platforms and a decrease in net oil and natural gas reserves.

     General and administrative expenses and reorganization costs were higher because of an increase in legal fees primarily related to the reimbursement of legal fees to the Estate of Cloyce K. Box for the Griffin litigation and the "change in control" which occurred when BBHC replaced the existing Board of Directors by a written consent effective July 30, 1996. The "change in control" triggered the applicability of severance agreements which then resulted in the payment of severance benefits in certain situations. Resignations and terminations decreased the total number of employees from 55 prior to July 30, 1996, to 41 at December 31, 1996.

     Natural gas revenue increased $6.3 million primarily as a result of higher average natural gas prices. Although the average sales price shown on the table above reflects a decrease, such decrease in prices is a result of the lower percentage of total volume from South Pass Block 89 sold at above-market prices compared to a higher percentage of total volume from other areas which were sold at spot market prices during 1996 as compared to the prior year. The 10% per annum increase in the gas price for South Pass Block 89 production, in accordance with the gas sales contract, resulted in an additional $3.3 million in natural gas sales revenue.

Average spot market prices for natural gas increased from $1.88 in 1995 to $2.45 for 1996, which added another $2.4 million to natural gas sales revenue. In addition, production from Platform D located in South Pass Block 87, Main Pass Block 262, and other properties increased by 3.0 Bcf, or 222%, when compared to 1995, resulting in an additional $6.7 million in natural gas sales revenue. However, the above increases were partially offset by a 624,000 Mcf decrease in natural gas production from South Pass Block 89 which, when combined with the high contract price received for production from this block, lowered natural gas sales revenue by $5.5 million. Natural gas production from South Pass Block 89 decreased because the B-11 Well experienced mechanical difficulties in March 1996, and attempts to drill a replacement well in 1996 were not successful. Net natural gas production from South Pass Block 86 decreased 296,000 Mcf, resulting in a decrease in natural gas sales revenue totaling $550,000.

     Oil sales increased $4.9 million, or 35%, because of an increase of $3.57 in the average oil price from $16.64 to $20.21 and an increase in total oil production of 94,000 barrels. The increase in price caused oil sales revenue to increase $3.3 million, and the increase in production caused oil sales revenue to increase $1.6 million. Oil production increased as a result of a full year of production from Platform D producing from South Pass Block 87 and West Delta Block 128, and new production from the Indian Wells field in Mississippi and other onshore oil properties. Platform D production increased 233,000 barrels and new production from the Indian Wells Field totaled 39,000 barrels in 1996. Oil production from South Pass Blocks 86 and 89 decreased primarily as a result of natural depletion of the reservoirs.

     In 1995, the Company sold real estate properties in Mississippi and Louisiana for a total gain of $1.0 million as part of a reorganization plan adopted in early 1995. In 1996, the gain from the sales of real estate in Mississippi and Louisiana was $93,000. The decrease was partially offset by a $661,000 increase in net oil trading income.

     Operating expenses were $889,000, or 16%, higher in 1996 because of the increase in the number of operating properties, a full year of operating cost from Platform D in South Pass Block 87, and a partial year of operating costs from Main Pass Block 262. Net Profits expense decreased approximately 8%, or $1.0 million primarily, because of a net decrease in natural gas revenues from South Pass Block 89 as described above.

                          INFORMATION CONCERNING SSHC

BUSINESS AND PROPERTIES

     SSHC, formerly known as Box Brothers Holding Company, is primarily engaged in crude oil transportation services through its 94%-owned subsidiary CKBP. In addition, SSHC owns 94% of CKBA and 100% of Box Brothers Realty Investments Company, CB Farms, Inc. and Box Resources Inc. SSHC also owns approximately 57% of the Remington Class A Stock.

     CKBP owns an interest in only one pipeline and has only one major customer, Remington. The pipeline is operated by Marathon Pipe Line Company.

     Operating risks include but are not limited to leaks or ruptures of the pipeline. CKBP maintains general liability insurance as well as specific insurance against leaks or ruptures including certain pollution risks. In addition, the continued profitable operations of SSHC depend upon the continued production and transportation of oil by its major customer. Currently the oil reserves available for transportation are limited to those contained on Remington's South Pass Complex offshore in the Gulf of Mexico.

     CKBP's operations are subject to regulation by the Federal Energy Regulatory Commission ("FERC") and federal, state and local laws and regulations relating to improving or maintaining the quality of the environment. Costs associated with environmental compliance, while not yet material, have increased over time and are expected to rise in the future. Moreover the cost of compliance with federal and state legislation, such as the Oil Pollution Act of 1990 and the Clean Water Act together with their amendments could have a significant impact on the financial ability of SSHC to carry out its operations.

     The laws which require or address environmental remediation, apply retroactively to previous waste disposal practices. In many cases, these laws apply regardless of fault, legality of the original activities, or ownership or control of sites. Liability under these laws can result in severe fines and cleanup costs being levied against the liable party. Although SSHC has never been a liable party under these laws or been named a potentially responsible party for waste disposal at any site, there can be no assurance that SSHC or its subsidiaries will not become liable in the future.

MARKET PRICE AND DIVIDENDS OF SSHC AND SUBSIDIARIES

     SSHC is a privately held corporation and no market for its equity securities exists. On August 29, 1997, Mr. Simplot purchased all of the Class A (Voting) Common Stock of SSHC and approximately 90% of the Class B (Non-Voting) Common Stock of SSHC for $21.8 million, a sum which included the settlement of claims among SSHC (then named Box Brothers Holding Company), its subsidiaries, the sons of Cloyce K. Box, and trusts controlled by the sons of Cloyce K. Box. On October 14, 1997, SSHC redeemed 4,403 shares of its own Class B (Non-Voting) Common Stock for $467.34 per share. There is one holder of record as of August 12, 1998.

     SSHC paid dividends totaling $215,000 (including $78,000 paid to the minority interest stockholders by CKBP) in 1997. No dividends were paid in 1996. Dividends paid by CKBP to the minority interest stockholders during the first six months of 1998 were $93,000. Since May 1997, CKBP has paid dividends monthly, although there is no assurance that it will continue paying dividends. There are currently no restrictions on the payment of dividends.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                   S-SIXTEEN HOLDING COMPANY AND SUBSIDIARIES

     The selected consolidated financial data should be read in conjunction with SSHC's consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations of SSHC" included elsewhere herein.


                                               SIX MONTHS ENDED
                                                   JUNE 30,         YEARS ENDED DECEMBER 31,
                                               -----------------   ---------------------------
                                                1998      1997     1997(1)    1996     1995(2)
                                               -------   -------   -------   -------   -------
                                                   UNAUDITED
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
Total revenue................................  $ 1,727   $ 1,665   $ 3,335   $ 3,189   $ 5,679
Net income (loss)............................  $   886   $   (53)  $  (564)  $   (44)  $ 1,019
Basic and diluted income (loss) per share....  $ 22.72   $ (1.23)  $(13.42)  $ (1.02)  $ 23.70
Total assets.................................  $16,563   $19,104   $14,716   $24,007   $30,123
Short-term notes payable.....................  $ 5,803   $ 7,407   $ 6,690   $ 1,020   $   124
Long-term notes payable......................  $ 1,895   $    --   $ 1,899   $ 6,471   $10,472
Minority interest............................  $   113   $   251   $   154   $   257   $   192
Cash dividends per share.....................      N/M       N/M       N/M       N/M       N/M
Stockholders' equity.........................  $ 8,609   $11,219   $ 5,826   $16,129   $17,947
Net cash flow provided by (used in)
  operations.................................  $ 1,117   $   131   $ 1,116   $    27   $  (425)


---------------


(1) On August 29, 1997, entities controlled by Mr. J.R. Simplot purchased all 33 shares of the Class A (Voting) Common Stock and 38,472 (89.7%) of the Class B (Non-Voting) Common Stock of BBHC from Don D. Box, Gary D. Box, Thomas D. Box and Douglas D. Box (the "Box Brothers") and settled all litigation existing between and among Mr. Simplot and the Box Brothers. On October 14, 1997, SSHC acquired the remaining 4,403 shares (10.3%) of the Class B (Non-Voting) Common Stock of BBHC as treasury stock. The treasury stock was subsequently canceled.



(2) Total revenues in 1995 include a net gain on sale of securities totaling $2.6 million.


N/M -- Not Meaningful

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
             FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF SSHC

     The purpose of the discussion that follows is to assist the reader in the understanding of the financial position and results of operations of SSHC. The information below should be read in conjunction with the financial statements and the related notes to financial statements for the years ended December 31, 1997, 1996 and 1995 and the six months ended June 30, 1998 and 1997 which are presented elsewhere in this prospectus beginning on page F-30.

     This discussion contains historical information and forward-looking statements that involve risks and uncertainties about the business, long-term strategy, financial condition and future of SSHC. Statements concerning the proposed Merger with Remington or future sources of pipeline revenues are forward-looking statements. These statements are based on assumptions that management believes are reasonable based on currently available information of known facts and trends. Specifically, management has assumed that the Merger with Remington will be approved by the shareholders of Remington. However, management's assumptions and SSHC's future performance are both subject to a wide range of business risks and there is no assurance that these goals and projections can or will be met.

     The primary business of SSHC is to transport oil for Remington from a group of offshore Gulf of Mexico properties to onshore Louisiana through its subsidiary CKBP. In addition, the Company owns 1,840,525 shares (approximately 57%) of Remington Class A Stock and 294,643 shares of Remington Class B Stock. On June 22, 1998, SSHC agreed to merge with Remington. Under the terms of the Merger Agreement, Remington will exchange 72.329 shares of the new Remington Common Stock for each of the 38,505 outstanding shares of SSHC, resulting in the issuance in the aggregate of 2,785,028 shares of the new Remington Common Stock, and Remington will issue the Warrant. At the same time, the 1,840,525 shares of Remington Class A Stock, 88,668 shares of Remington Class B Stock owned directly by SSHC and the SSHC Note will be canceled. After the Merger, SSHC will cease to exist and all of its subsidiaries will be subsidiaries of Remington.

LIQUIDITY AND CAPITAL RESOURCES

     Total current liabilities exceeded current assets by $5.2 million at June 30, 1998, by $6.2 million at December 31, 1997 and by $107,000 at December 31, 1996. The decrease in the current liquidity resulted from the replacement of long-term debt existing at December 31, 1996 with a short-term note payable to Remington in April 1997. At December 31, 1996, SSHC had a revolving line of credit from a bank, with a balance of $991,000, that expired April 30, 1997 and a $6.5 million note payable to Trammel Crow and Crow Cement Company L. P. due May 27, 2000 (the "Crow Note"). The bank had a first lien on the Remington Class A Stock and Trammel Crow and Crow Cement L. P. had a second lien on the Remington Class A Stock. At March 31, 1997 the market value of the Remington Class A Stock was approximately $16.1 million. Because of a technical default on the Crow Note, SSHC perceived a threat of foreclosure on the Remington Class A Stock once the bank line of credit was fully paid. In April 1997, SSHC borrowed $7.25 million from Remington under the SSHC Note to pay off the bank line of credit and the Crow Note. After principal payments totaling $300,000, the SSHC Note was replaced and was subsequently extended to November 29, 1998. The SSHC Note will be canceled as part of the Merger. The terms of the SSHC Note require SSHC to make monthly payments of principal and interest totaling $100,000. However, SSHC has made payments in excess of the required amounts for several months and, under the Merger Agreement SSHC is obligated to continue to make additional payments on the SSHC Note from its available cash flow pending consummation of the Merger. The Remington Class A Stock and other assets are pledged as collateral for the SSHC Note.

     SSHC also borrowed $1.9 million from its majority stockholder in October 1997 under the SSHC Stockholder Note. The proceeds along with other consideration were used to redeem the SSHC Class B Stock not owned by the Box brothers. The SSHC Stockholder Note will be contributed to capital as part of the Merger.

     Net cash flow provided by operations increased $957,000 or 598% for the six months ended June 30, 1998, compared to the six months ended June 30, 1997. Net cash flow provided by operations for the year ended December 31, 1997, was $1.1 million compared to $27,000 for the year ended December 31, 1996 and net cash used by operations of $425,000 for the year ended December 31, 1995. The increases in net cash from operations are related to the reduction of general and administrative expenses and litigation expenses that occurred after Mr. Simplot's purchase of control. Neither SSHC nor its subsidiaries have any paid employees and all of the litigation between and among Mr. Simplot and the Box Brothers was settled. Cash flow from operations is provided primarily from the pipeline operations owned by CKBP. Although the oil production to be transported through the pipeline is currently limited to Remington's production from the South Pass area blocks, the Company believes that there is the possibility of transporting third party oil production in the future.


     SSHC adopted Statement of Financial Accounting Standards ("SFAS") No. 128, entitled "Earnings per Share," in 1997. SFAS No. 128 simplifies the standards for computing earnings per share previously found in Accounting Principles Board ("APB") Opinion No. 15. Basic income per share and diluted income per share have replaced primary income per share and fully diluted income per share, respectively. The adoption by SSHC of SFAS No. 128 had no effect on the presentation of basic income per share because SSHC has no dilutive securities issued.


     SSHC adopted SFAS No. 130 entitled "Reporting Comprehensive Income" in 1998. The statement requires SSHC to report "comprehensive income" and its components in the financial statements. Comprehensive income represents changes in the stockholders' equity accounts other than for items required by accounting standards to be reported as direct adjustments to paid-in-capital, retained earnings or other non-income equity accounts during the reporting period. Such changes include net income as well as other charges and credits to stockholders' equity accounts that are excluded from net income. During the first six months of 1998, comprehensive income for SSHC was $2.8 million compared to a comprehensive loss of $4.8 million for the first six months of 1997.

     SFAS No. 131 entitled "Disclosures about Segments of an Enterprise and Related Information" is effective for the fiscal year ending December 31, 1998. This statement establishes standards for reporting information about operating segments and related disclosures about products and services, geographic areas, and major customers. Because of the merger this statement is not anticipated to have a material impact on SSHC's financial disclosures.

     SSHC has assessed the impact of the "year 2000" issue on its reporting systems and operations. The "year 2000" issue exists because many computer systems and applications currently use two-digit date fields to designate a year. As the century date occurs, date sensitive systems will recognize the year 2000 as 1900 or not at all. This inability to recognize or properly treat the year 2000 may cause systems to process critical financial and operational information incorrectly. SSHC's system is a PC-based network, and all application software is purchased from outside third parties that have a significant presence in general application software. The Company projects all computer systems and software will be year 2000-compliant during 1998. Management does not estimate future expenditures related to the year 2000 exposure to be significant.

RESULTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 1998 COMPARED TO SIX MONTHS ENDED JUNE 30, 1997

     Net income for the first six months of 1998 was $939,000 higher than the first six months of 1997. The increase resulted primarily from a reduction in general and administrative expenses and legal expenses as well as a slight increase in total revenues. Pipeline revenue increased 6% because of an increase in oil production transported through the Pipeline. Total barrels shipped during the first six months of 1998 were 833,000 compared to 667,000 during the first six months of 1997. Oil and gas sales and other income decreased in 1998 because of additional oil sales revenue from an upward revision of prior years' oil production and a net gain from the sale of assets that were recorded in the first six months of 1997.

     Pipeline operating expenses increased during the first six months of 1998 compared to the same six months in 1997 because of expenses for an inspection of a portion of the Pipeline during the first quarter of 1998. General and administrative expenses and legal expenses decreased after Mr. Simplot purchased control of SSHC because SSHC no longer had any paid employees and all of the litigation was settled. Interest expense increased as a result of the higher interest rate on the SSHC Note as compared to the Crow Note.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

     The net loss for 1997 was $564,000 compared to the net loss of $44,000 for 1996. The increase in the net loss resulted primarily from an increase in the deferred income tax valuation allowance during 1997, partially offset by a 5% increase in total revenues. Pipeline revenues increased $374,000, or 13%, for the year ended December 31, 1997 compared to the prior year. The increase resulted from a 136,000 barrel increase in oil transported through the Pipeline during 1997. Other income decreased $177,000 because of gains from sales of assets recorded during 1996.

     Pipeline operating expenses decreased 25% because of repair work on the Pipeline in 1996. In 1996, SSHC recorded a one-time $97,000 impairment charge for land held for sale. In 1997, a one-time reorganization expense totaling $122,000 was recorded when certain assets were transferred to some of the sons of Cloyce K. Box in connection with the litigation settlement. Interest expense increased as a result of the higher interest rate on the note payable to Remington as compared to the Crow Note. Income tax expense increased $772,000 because of an increase in the valuation allowance recorded against the deferred income tax asset. In prior years, the deferred tax assets were more than offset by a deferred tax liability created by the excess of the market price of the marketable securities over their historical cost. In 1996 and 1997, the market value of the marketable securities decreased to the level that SSHC had a net deferred tax asset. SSHC recorded an expense when the deferred tax asset was fully reserved in 1997.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     SSHC recorded a net loss for the year ended December 31, 1996 of $44,000 compared to net income for the year ended December 31, 1995 of $1.0 million. Total revenues decreased $2.5 million primarily because of a net gain on sale of marketable securities of $2.6 million recorded in 1995 compared to no gain from sale of securities recorded in 1996. Pipeline revenues, however, increased $119,000 or 4% in 1996 because total barrels of oil transported increased by 43,000 barrels. Oil and gas sales decreased $134,000 because SSHC received an adjustment of accumulated revenues totaling $163,000 from prior years in 1995. Other income increased $161,000 because of the sale of assets in 1996.

     Pipeline operating expenses increased 10% because of repair work on the pipeline in 1996. In 1996, SSHC recorded a one-time $97,000 impairment charge for land held for sale. General and administrative expenses increased $273,000, or 35%, primarily as a result of increased salaries expense. Legal expense decreased $1.4 million, or 69%, because of lower legal fees incurred in 1996 as compared to legal fees incurred during the bankruptcy period in 1995. Income taxes decreased $310,000 because of the lower income before taxes.

                      INFORMATION ABOUT THE ANNUAL MEETING

DATE, TIME AND PLACE OF THE ANNUAL MEETING

     The Annual Meeting of Stockholders of Remington (the "Annual Meeting") will
be held at the        , Dallas, Texas on        , 1998, starting at   a.m.

RECORD DATE AND OUTSTANDING SHARES


     Only holders of Remington Class A Stock at the close of business on October , 1998 (the "Annual Meeting Record Date"), are entitled to notice of , and to vote at, the Annual Meeting.


     At the close of business on the Annual Meeting Record Date, there were
          holders of record of the           shares of Remington Class A Stock
issued and outstanding. Each share of Remington Class A Stock entitles the holder thereof to one vote on each matter submitted for stockholder approval at the Annual Meeting.

PURPOSE OF THE ANNUAL MEETING

     The purpose of the Annual Meeting is to consider and vote upon

          (i) the election of nine directors;

          (ii) ratification of the appointment of Arthur Andersen, LLP as Remington's auditors for fiscal year 1998; and

          (iii) such other matters as may properly be brought before the Annual Meeting.

VOTE REQUIRED

     At the Annual Meeting, the presence of the holders of a majority of the outstanding shares of Remington Class A Stock entitled to vote at the Annual Meeting, whether present in person or by proxy, will constitute a quorum for the transaction of business. Directors will be elected by the holders of a plurality of the shares of Remington Class A Stock present in person or represented by proxy and entitled to vote. All other matters to be voted on at the Annual Meeting require the affirmative vote of holders of a majority of the shares of Remington Class A stock present in person or represented by proxy and entitled to vote. At the close of business on the Annual Meeting Record Date, the directors and officers of Remington and their affiliates held
shares of Remington Class A Stock, representing approximately      % of the
outstanding shares of the Remington Class A Stock. Such persons have indicated to Remington that they intend to vote their shares FOR the nominees for director presented at the Annual Meeting and for the ratification of the appointment of Arthur Andersen LLP as auditors. In addition, as of the Annual Meeting Record Date, SSHC and its affiliates (including David H. Hawk, individually) held 1,840,725 shares of Remington Class A Stock, representing approximately 57% of the outstanding shares of the Remington Class A Stock. SSHC and its affiliates have indicated to Remington that they intend to vote their shares FOR the nominees for director presented at the Annual Meeting and for the ratification of Arthur Andersen, LLP as auditors.

VOTING AND REVOCATION OF PROXIES

     All properly executed proxies that are not revoked in the manner specified will be voted at the Annual Meeting in accordance with the instructions contained thereon. If an executed proxy card is returned but does not specify otherwise, it will be voted "FOR" the proposals presented at the Annual Meeting. Abstentions are not counted as voting in favor of a proposal and, therefore, will have the same effect as a vote "AGAINST" the matter. A holder of Remington Class A Stock who has executed and returned a proxy may revoke it at any time before it is voted at the Annual Meeting by executing and returning a proxy bearing a later date, by filing written notice of such revocation with the Secretary of Remington stating that the proxy is revoked, or by attending the Annual Meeting and voting in person. Broker non-votes are neither counted as voting for nor against a matter and, therefore, as to that matter will not be treated as shares present and will be disregarded. Abstentions will have the effect of voting against the matters presented at the Annual Meeting.

OTHER MATTERS

     Management of Remington knows of no other matters to be presented for action at the Annual Meeting other than the election of directors and ratification of the appointment of auditors. Should any other matter properly come before the Annual Meeting, proxies will be voted upon these matters in accordance with the best judgment of the persons voting such proxies.

ELECTION OF DIRECTORS

     Nine directors of the Company are to be elected at the Annual Meeting to serve until the next Annual Meeting and until their respective successors shall have been elected and qualified. Unless authority to vote for one or more directors is withheld, proxies will be voted for the election of the persons listed below or, if any such person shall unexpectedly become unable or unwilling to accept nomination or election, for the election of such other person as the Board of Directors may recommend. The persons listed below are directors of Remington now in office and are nominees for re-election. In the event the Merger Agreement is approved at the Special Meeting and the nominees for directors set forth below are elected, these persons will constitute the Board of Directors of Remington following consummation of the Transaction. THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE NOMINEES.

     Certain information concerning each director is set forth below:

     Don D. Box has served as a director of Remington since March 1991, and as Executive Vice President of Remington since October 1997. He served as Chairman of the Board of Directors from January 1994 to October 1997, as Chief Executive Officer from August 1996 to October 1997, and as President from August 1996 to March 1997. From March 1994 to January 1995, he served as Remington's Director of Corporate Development. He has served as Vice President of SSHC, CKBA and CKBP since September 1997. For more than five years prior to September 1997, he served as a director and executive officer of Box Brothers Holding Company ("BBHC"), CKBA, CKBP and certain other affiliates of BBHC. BBHC is the prior name of SSHC, which is the parent corporation of CKBA and CKBP. Mr. Box is a director of Toucan Mining Company. He is a co-executor of the Estate of Cloyce
K. Box and is 48 years of age.

     John E. Goble, Jr. has served as a director since April 1997. Mr. Goble is a Certified Public Accountant and certified financial planner, and from 1986 to the present he has served as an investment and financial advisor to Byrd Investments. Mr. Goble is a director of the Miracle of Pentecost Foundation. He is 51 years of age.

     William E. Greenwood has served as a director since April 1997. From 1995 through the present, Mr. Greenwood has served as a consultant. He served as a director and Chief Operating Officer of Burlington Northern Railroad Corporation from 1990 until 1994. Mr. Greenwood is a director of AmeriTruck Distribution Corporation, Mark VII, Inc. and Transport Dynamics Inc. Mr. Greenwood is also president of the Mendota Museum and Historical Society. He is 60 years of age.

     David H. Hawk has served as a director since September 1997 and as Chairman of the Board since October 1997. Since 1984, he has served as Director, Energy and Natural Resources for the J.R. Simplot Company in Boise, Idaho, which was founded by J.R. Simplot, who together with members of his family controls approximately 57% of the Remington Class A Stock outstanding. Mr. Hawk is 53 years of age.

     James Arthur Lyle has been a director since September 1997. Since 1976, he has been the owner of James Arthur Lyle and Associates, a commercial, industrial and investment real estate firm in El Paso, Texas. Since 1984, Mr. Lyle has served as a director, Chief Operating Officer, and Vice President of Hueco Mountain Estates, Inc., a 10,500 acre multi-use real estate development in El Paso County, Texas. Mr. Lyle is 52 years of age.

     David E. Preng has served as a director since April 1997. From 1980 through the present, Mr. Preng has been Chief Executive Officer and President of Preng & Associates, Inc., an international executive search firm. He is a director of Citizens National Bank of Texas and is a Fellow of the Institute of Directors in London. He is 51 years of age.

     Thomas W. Rollins has served as a director since July 1996. Since 1992, Mr. Rollins has been Chief Executive Officer of Rollins Resources, a natural gas and oil consulting firm. From March 1991 until 1992, Mr. Rollins was President and Chief Executive Officer of Park Avenue Exploration Corporation, an oil and gas exploration company, which is a subsidiary of USF&G Corporation. He is a director of Pheasant Ridge Winery, The Teaching Company and The Nature Conservancy of Texas. He is 67 years of age.

     Alan C. Shapiro has served as a director since May 1994. From 1993 to June 1997, Professor Shapiro served as Chairman of the Department of Finance and Business Economics in the Marshall School of Business of the University of Southern California. Since 1984, he has been a Professor of Finance and Business Economics in the Marshall School. From 1991 to the present, Professor Shapiro has been the Ivadelle and Theodore Johnson Professor of Banking and Finance at the School. In addition, Professor Shapiro has also taught at the Wharton School of the University of Pennsylvania and at Carnegie Mellon University. His visiting teaching appointments include Yale University and the University of California at Los Angeles. He is 53 years of age.

     James A. Watt has served as a director since September 1997 and as President and Chief Operating Officer from March 1997 to February 1998. He was appointed Chief Executive Officer on February 4, 1998. Mr. Watt was Vice President/Exploration of Seagull Energy E&P, Inc. from 1993 to 1997. He was Vice President/Exploration & Exploitation of Nerco Oil & Gas, Inc. from 1991 to 1993. He is 48 years of age.

RATIFICATION OF THE APPOINTMENT OF AUDITORS

     The Board of Directors has selected Arthur Andersen LLP as Remington's independent public accountants for the fiscal year ending December 31, 1998. Arthur Andersen LLP, an international firm of certified public accountants, has been retained by Remington since September 1996. A representative of Arthur Andersen is expected to be present at the Annual Meeting to answer appropriate questions from stockholders.

     THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE TO RATIFY THE APPOINTMENT OF ARTHUR ANDERSEN AS REMINGTON'S AUDITORS.

DIRECTORS AND EXECUTIVE OFFICERS OF REMINGTON AND EXECUTIVE COMPENSATION

     Information with respect to Directors and Executive Officers of the Registrant and Executive Compensation is incorporated herein by reference to
Item 10 (Directors and Executive Officers of the Registrant), Item 11 (Executive Compensation) and "Ownership of Certain Beneficial Owners" in Item 12 (Security Ownership of Certain Beneficial Owners and Management) contained in Remington's Annual Report on Form 10-K for the year ended December 31, 1997.

STOCK OWNERSHIP OF MANAGEMENT


     The numbers of shares of the Company's Class A (Voting) Common Stock and Class B (Non-Voting) Stock beneficially owned as of October 13, 1998 by Directors of the Company, each Named Executive Officer (excluding Dennis A. Francis, who, at the time of his resignation in October 1997, owned no shares of either Remington Class A or Remington Class B Stock) and as a group comprised of all Directors and executive officers, are set forth in the following table. This information was furnished to the Company by such persons.



                                                                                         PERCENT OF
                                       SHARES OF      PERCENT OF    SHARES OF CLASS B     CLASS B
                                        CLASS A        CLASS A        (NON-VOTING)      (NON-VOTING)
                                        (VOTING)       (VOTING)          COMMON            COMMON
                NAME                  COMMON STOCK   COMMON STOCK       STOCK(1)          STOCK(1)
                ----                  ------------   ------------   -----------------   ------------
J. Burke Asher......................      1,500           *                  676              *
Don D. Box..........................          0           0                7,207              *
Steven J. Craig.....................        600           *                1,200              *
John E. Goble, Jr. .................          0           0               26,564              *
William E. Greenwood................          0           0               25,000              *
David H. Hawk.......................        200           *                  700              *
James Arthur Lyle...................      2,500           *                2,714              *
David E. Preng......................      6,750           *               38,891              *
Thomas W. Rollins...................          0           0               36,814              *
Alan C. Shapiro.....................          0           0               38,098              *
James A. Watt.......................          0           0               41,000              *
All Directors and executive officers
  as a group (20 persons)...........     15,450           *              253,791           1.5%


---------------

 *  Less than 1% of the outstanding shares of this class.


(1) Included in the table above are shares of Class B Stock issuable within 60 days of October 13, 1998, upon the exercise of stock options pursuant to the Company's Stock Option Plans to John E. Goble, Jr., (25,000 shares), William
    E. Greenwood (25,000 shares), David E. Preng (25,000 shares), Thomas W. Rollins (25,000 shares), Alan C. Shapiro (25,000 shares), James A. Watt (20,000 shares), and Directors and executive officers as a group (155,000 shares) as well as shares of Class B Stock issued pursuant to the Directors Stock Purchase Plan to John E. Goble (1,564 shares), James Arthur Lyle (2,607 shares), David E. Preng (5,891 shares), Thomas W. Rollins (2,607 shares), Alan C. Shapiro (5,891 shares) but does not include shares of Class B Stock issued pursuant to the Directors Stock Purchase Plan issuable as of September 30, 1998, but not included in the number of shares covered by this Registration Statement to John E. Goble (1,043 shares), James Arthur Lyle (1,739 shares), David E. Preng (1,739 shares), Thomas W. Rollins (1,739 shares) and Alan C. Shapiro (1,739 shares).


  Arrangements Relating to Potential Change of Control

     On June 3, 1997, the Company extended a $6.95 million loan to SSHC that matures November, 1998, and requires monthly installment payments of $100,000. SSHC pledged as collateral for the promissory note the 1,840,525 shares of Remington Class A Stock owned by SSHC. The pledge agreement provides that in the event that SSHC defaults on the note, the Company, upon five days' notice to SSHC, has the right to foreclose upon and sell the collateral stock and to bid for and buy the stock (except at private sale). The pledge agreement also provides that upon the occurrence and during the continuance of an event of default, the Company may direct the vote of such stock.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     SSHC owns approximately 57% of outstanding shares of the Remington Class A Stock and 94% of the outstanding shares of both CKBP and CKBA. A resolution adopted in 1992 by the Board of Directors of the Company authorizes the Company to enter into a transaction with an affiliate of the Company so long as the Board of Directors determines that such a transaction is fair and reasonable to the Company and is on terms no less favorable to the Company than can be obtained from an unaffiliated party in an arms' length transaction.

     The Company pays oil transportation charges to CKBP for transporting crude oil from its South Pass blocks. Since March 1985, CKBP has owned a minority interest in the pipeline transporting oil from the wells in the South Pass blocks to Venice, Louisiana. The tariff for the pipeline at $2.75 per barrel was published and filed with the Federal Energy Regulatory Commission, which regulates such rates. The rate has been uniform since 1982 among all owners of the pipeline from South Pass Block 89 Field and is consistent with the rate charged by an unaffiliated party to the Partnership prior to the acquisition of the pipeline interest by CKBP. CKBP billed the Company $3.2 million, $2.8 million and $2.7 million for oil transportation charges in 1997, 1996, and 1995, respectively.

     The Company bills CKBP and other related parties, including SSHC and CKBA, for the estimated fair value of usage of an allocated portion of subleased office space, certain payroll costs and benefits, and other overhead costs. The amounts billed are considered to be the fair value of such usage by, or allocations for the benefit of, the related parties. The Company billed related parties $40,000, $81,000 and $134,000 in 1997, 1996, and 1995, respectively, for items such as rent, payroll and overhead costs.

     Under the Partnership Agreement of the Partnership, the general partners were entitled to advancement of litigation expenses in the event they were named parties to litigation in their capacity as general partners. In order to receive such advancements, each general partner was required, in writing, to request advancement of litigation expenses and undertake to repay any advancements in the event it was determined, in accordance with applicable law, that the general partners were not entitled to indemnification for litigation expenses. Each general partner executed such an undertaking agreement in relation to the Griffin Case. Accordingly, the Partnership and later the Company, advanced litigation expenses to CKBA and Cloyce K. Box (and his estate following his death) in connection with such litigation. In addition, the Company advanced litigation expenses on behalf of certain directors and officers of the Company for one lawsuit related to the Griffin litigation and other lawsuits related to the shareholder litigation and Thomas D. Box Cases. See Notes to Financial Statements -- Note 11. Contingencies. In accordance with the By-Laws of the Company, the defendants have executed written undertakings to repay the Company for any related expenses advanced on their behalf if it is later found that such costs were not subject to indemnification by the Company. No judicial determination has been made that any of the general partners, directors or officers are not entitled to indemnification for litigation expenses incurred. The total legal costs incurred related to these cases were $351,000, $1.5 million and $583,000, for 1997, 1996 and 1995, respectively.

     In December 1997, the Company paid $1.9 million to Mr. Simplot and $100,000 to Mr. Lyle for attorneys' fees in connection with the settlement of the Griffin Cases.

     On April 29, 1997, the Company lent SSHC $7.25 million to retire existing secured debt of SSHC. The note to the Company was payable on May 29, 1997, but was extended to June 3, 1997. After partial repayment by SSHC of the note, the Company extended a new note in the amount of $6.95 million at an interest rate of 9.5% that matures November, 1998, and requires monthly installment payments of $100,000. SSHC pledged as collateral for the promissory note the 1,840,525 shares of Remington Class A Stock owned by SSHC. The pledge agreement provides that in the event that SSHC defaults on the note, the Company, upon five days' notice to SSHC, has the right to foreclose upon and sell the collateral stock and to bid for and buy the stock (except at a private sale). The pledge agreement also provides that upon the occurrence and during the continuance of an event of default, the Company may direct the vote of such stock. SSHC has made payments in excess of the required amounts, and as of December 31, 1997, the outstanding principal amount of the note had been reduced to $6,192,000.

     The Company paid $194,000 to Preng & Associates, Inc., which is majority-owned by David E. Preng, a Director of the Company, for executive search services provided to the Company from July 1996 through the end of 1997.

STOCKHOLDER PROPOSALS FOR 1999 ANNUAL MEETING

     Stockholder proposals for inclusion in the proxy materials and consideration at the Company's 1999 annual meeting must be received by the Company before December 1, 1998, in order to be considered for inclusion in the proxy material of the Company for that meeting. Any such proposal must comply in all respects with the rules and regulations of the Securities and Exchange Commission.

ANNUAL REPORT

     The Company's Annual Report to Stockholders has previously been sent to stockholders.

                                 LEGAL MATTERS

     Prickett, Jones, Elliott, Kristol & Schnee (a professional corporation), 1310 King Street, Wilmington, Delaware 19801, will render its opinion as to the validity, under Delaware law, of the shares of Remington Common Stock to be issued in the Merger, as well as certain other matters of Delaware law with respect to the Merger. Kelly, Hart & Hallman (a professional corporation), 201 Main Street, Suite 2500, Ft. Worth, Texas 76102, will also render an opinion under the Merger Agreement with respect to certain legal issues with respect to the Merger.

                                    EXPERTS

     Remington's financial statements as of December 31, 1997 and 1996 included in this Prospectus and Proxy Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in auditing and accounting in giving said report.

     Remington's financial statements for the year ended December 31, 1995 included in this Prospectus and Proxy Statement have been audited by PricewaterhouseCoopers LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm, as experts in auditing and accounting in giving said report.

     SSHC's consolidated financial statements for December 31, 1997, 1996, and 1995 included in this Prospectus and Proxy Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in auditing and accounting in giving said report.

     References to the tax opinion of Arthur Andersen LLP, referenced in this Prospectus and Proxy Statement under "Summary" and "Tax Consequences of the Merger Agreement," have been included herein in reliance upon the authority of such firm as experts in federal income tax matters.

     The estimates of oil and gas reserves included in this Prospectus and Proxy Statement were prepared by the independent engineering and consulting firm of Netherland, Sewell & Associates, Inc. for 1996 and 1995, and by Netherland, Sewell & Associates, Inc. and Miller and Lents, Ltd. for 1997, and have been included herein in reliance upon the authority of such firms as experts in petroleum engineering.

                         INDEX TO FINANCIAL STATEMENTS

REMINGTON OIL AND GAS CORPORATION
  Annual Financial Information
     Reports of Independent Accountants.....................   F-2
     Balance Sheets as of December 31, 1997 and 1996........   F-3
     Statements of Income for 1997, 1996 and 1995...........   F-4
     Statements of Stockholders' Equity for 1997, 1996 and
      1995..................................................   F-5
     Statements of Cash Flow for 1997, 1996 and 1995........   F-6
     Notes to Financial Statements for 1997, 1996 and
      1995..................................................   F-7
  Interim Financial Information
     Condensed Balance Sheets as of June 30, 1998 and
      December 31, 1997.....................................  F-23
     Condensed Statements of Income for the six months ended
      June 30, 1998 and 1997................................  F-24
     Condensed Statements of Cash Flow for the six months
      ended June 30, 1998 and 1997..........................  F-25
     Notes to Financial Statements for the six months ended
      June 30, 1998 and 1997................................  F-26
S-SIXTEEN HOLDING COMPANY AND SUBSIDIARIES
  Annual Financial Information
     Report of Independent Accountants......................  F-30
     Consolidated Balance Sheets as of December 31, 1997 and
      1996..................................................  F-31
     Consolidated Statements of Income for 1997, 1996 and
      1995..................................................  F-32
     Consolidated Statements of Stockholders' Equity for
      1997, 1996 and 1995...................................  F-33
     Consolidated Statements of Cash Flow for 1997, 1996 and
      1995..................................................  F-34
     Notes to Consolidated Financial Statements for 1997,
      1996 and 1995.........................................  F-35
  Interim Financial Information
     Consolidated Balance Sheets as of June 30, 1998 and
      December 31, 1997.....................................  F-44
     Consolidated Statements of Income for the six months
      ended June 30, 1998 and 1997..........................  F-45
     Consolidated Statements of Cash Flow for the six months
      ended June 30, 1998 and 1997..........................  F-46
     Notes to Consolidated Financial Statements for the six
      months ended June 30, 1998
       and 1997.............................................  F-47

                       REPORT OF INDEPENDENT ACCOUNTANTS

To The Stockholders and Board of Directors of
Remington Oil and Gas Corporation

     We have audited the accompanying balance sheets of Remington Oil and Gas Corporation ("the Company") as of December 31, 1997 and 1996 and the related statements of income, stockholders' equity and cash flows for each of the two years in the period ending December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Remington Oil and Gas Corporation as of December 31, 1997 and 1996 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

                                            ARTHUR ANDERSEN LLP

Dallas, Texas
March 20, 1998

To The Stockholders and Board of Directors of
Remington Oil and Gas Corporation

     We have audited the accompanying statements of income, stockholders' equity and cash flows of Remington Oil and Gas Corporation (formerly Box Energy Corporation) for the year ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Remington Oil and Gas Corporation for the year ended December 31, 1995 in conformity with generally accepted accounting principles.

                                            COOPERS & LYBRAND L.L.P.

Dallas, Texas
March 5, 1996, except for the thirteenth paragraph of Note 1 as to which the date is March 27, 1998

                       REMINGTON OIL AND GAS CORPORATION

                                 BALANCE SHEETS

                                     ASSETS

                                                                 FOR YEARS ENDED
                                                                   DECEMBER 31,
                                                              ----------------------
                                                                1997         1996
                                                              ---------    ---------
                                                                  (IN THOUSANDS,
                                                                EXCEPT SHARE DATA)
Current assets
  Cash and cash equivalents.................................  $   4,552    $   2,997
  Marketable securities -- available for sale...............         --       32,678
  Accounts receivable -- oil and natural gas................      5,725        7,093
  Accounts receivable -- other..............................        268        1,456
  Note receivable -- S-Sixteen Holding Company..............      6,192           --
  Prepaid expenses and other current assets.................      2,118        1,961
                                                              ---------    ---------
          Total current assets..............................     18,855       46,185
                                                              ---------    ---------
Properties
  Unproved oil and gas properties...........................      8,755        6,504
  Oil and natural gas properties (successful-efforts
     method)................................................    211,726      180,747
  Other properties..........................................      2,800        3,226
  Accumulated depreciation, depletion and amortization......   (144,548)    (116,371)
                                                              ---------    ---------
          Total properties..................................     78,733       74,106
                                                              ---------    ---------
Other assets
  Deferred income taxes (net of valuation allowance)........         --       14,723
  Deferred charges (net of accumulated amortization)........        927        1,585
                                                              ---------    ---------
          Total other assets................................        927       16,308
                                                              ---------    ---------
          Total assets......................................  $  98,515    $ 136,599
                                                              =========    =========
                        LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Accounts payable..........................................  $   8,694    $   5,043
  Accrued interest payable..................................        264          379
  Accrued transportation payable -- related party...........        305          263
  Net Profits expense payable...............................        594        1,481
  Short-term notes payable..................................      6,000           --
                                                              ---------    ---------
          Total current liabilities.........................     15,857        7,166
                                                              ---------    ---------
Convertible subordinated notes payable......................     38,371       55,077
                                                              ---------    ---------
          Total Liabilities.................................     54,228       62,243
                                                              ---------    ---------
Commitments and Contingencies (Note 11)
Stockholders' equity
  Common Stock, $1.00 par value
     Class A (Voting) -- 15,000,000 shares authorized;
      3,250,110 shares issued...............................      3,250        3,250
     Class B (Non-Voting) -- 30,000,000 shares authorized;
      17,553,010 shares issued..............................     17,553       17,553
  Additional paid-in capital................................     25,197       25,197
  Treasury stock, at cost, 31,100 shares Class A, and
     465,600 shares Class B.................................     (3,465)          --
  Retained earnings.........................................      1,752       28,542
  Valuation allowance for marketable securities.............         --         (186)
                                                              ---------    ---------
          Total stockholders' equity........................     44,287       74,356
                                                              ---------    ---------
          Total liabilities and stockholders' equity........  $  98,515    $ 136,599
                                                              =========    =========

                See accompanying Notes to Financial Statements.

                       REMINGTON OIL AND GAS CORPORATION

                              STATEMENTS OF INCOME

                                                                 YEARS ENDED DECEMBER 31,
                                                              -------------------------------
                                                                1997        1996       1995
                                                              ---------   --------   --------
                                                              (IN THOUSANDS, EXCEPT PER SHARE
                                                                         AMOUNTS)
Revenues
  Oil sales.................................................  $ 21,292    $18,849    $13,966
  Gas sales.................................................    36,012     46,757     40,440
  Interest income...........................................     1,998      2,273      2,123
  Gain (loss) investment....................................      (125)       (73)        --
  Other income..............................................     1,876      2,404      2,964
                                                              --------    -------    -------
          Total revenues....................................    61,053     70,210     59,493
                                                              --------    -------    -------
Costs and expenses
  Operating costs and expenses..............................     4,015      3,825      3,142
  Transportation expense....................................     2,851      2,491      2,285
  Net Profits Interest expense..............................     8,341     11,479     12,500
  Exploration expenses......................................     8,554     20,805      4,924
  Depreciation, depletion and amortization..................    24,298     22,349     14,401
  Impairment of oil and natural gas properties..............     3,953        451        566
  General and administrative................................     6,344      7,731      7,073
  Legal expense.............................................     2,509      3,657      1,452
  Reorganization expense....................................     7,072      1,959        800
  Interest and financing expense............................     5,283      4,895      4,836
                                                              --------    -------    -------
          Total costs and expense...........................    73,220     79,642     51,979
                                                              --------    -------    -------
  Income (loss) before taxes................................   (12,167)    (9,432)     7,514
                                                              --------    -------    -------
  Income tax expense (benefit)..............................    14,623     (1,770)     2,122
                                                              --------    -------    -------
          Net income (loss).................................  $(26,790)   $(7,662)   $ 5,392
                                                              ========    =======    =======
Basic and diluted income (loss) per share...................  $  (1.31)   $ (0.37)   $  0.26
                                                              ========    =======    =======

                See accompanying Notes to Financial Statements.

                       REMINGTON OIL AND GAS CORPORATION

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                                COMMON STOCK
                                     ----------------------------------
                                      CLASS A STOCK     CLASS B STOCK                                        VALUATION
                                     ---------------   ----------------   ADDITIONAL                         ALLOWANCE
                                               PAR                PAR      PAID IN     RETAINED   TREASURY   MARKETABLE
                                     SHARES   VALUE    SHARES    VALUE     CAPITAL     EARNINGS    STOCK     SECURITIES
                                     ------   ------   ------   -------   ----------   --------   --------   ----------
                                                                       (IN THOUSANDS)
Balance December 31, 1994..........  3,250    $3,250   17,553   $17,553    $25,197     $ 30,812   $    --     $(1,299)
  Net income.......................                                                       5,392
  Unrealized gain (net of income
     taxes)........................                                                                             1,142
                                     -----    ------   ------   -------    -------     --------   -------     -------
Balance December 31, 1995..........  3,250     3,250   17,553    17,553     25,197       36,204        --        (157)
  Net income (loss)................                                                      (7,662)
  Unrealized loss (net of income
     taxes)........................                                                                               (29)
                                     -----    ------   ------   -------    -------     --------   -------     -------
Balance December 31, 1996..........  3,250     3,250   17,553    17,553     25,197       28,542        --        (186)
  Net income (loss)................                                                     (26,790)
  Purchase of Treasury Stock.......                                                                (3,465)
  Unrealized gain (net of income
     taxes)........................                                                                               186
                                     -----    ------   ------   -------    -------     --------   -------     -------
Balance December 31, 1997..........  3,250    $3,250   17,553   $17,553    $25,197     $  1,752   $(3,465)    $    --
                                     =====    ======   ======   =======    =======     ========   =======     =======

                See accompanying Notes to Financial Statements.

                       REMINGTON OIL AND GAS CORPORATION

                            STATEMENTS OF CASH FLOWS

                                                                 YEARS ENDED DECEMBER 31,
                                                             --------------------------------
                                                               1997        1996        1995
                                                             --------    --------    --------
                                                                      (IN THOUSANDS)
Cash flow provided by operations
  Net income (loss)........................................  $(26,790)   $ (7,662)   $  5,392
     Depreciation, depletion and amortization..............    24,298      22,349      14,401
     Impairment of oil and natural gas properties..........     3,953         451         566
     Amortization of deferred charges......................       658         262         254
     Amortization of premium on marketable securities......        27          27          15
     Deferred income tax (benefit) expense.................    14,623      (1,696)      1,995
     Dry hole costs........................................     5,319      17,638       2,223
     Decrease in accounts receivable.......................     2,556         105      (3,492)
     (Increase) in prepaid expenses and other current
       assets..............................................      (157)     (1,298)       (127)
     Increase (decrease) in accounts payable and accrued
       expenses............................................     2,692      (1,201)      3,900
     Loss (gain) on sale of properties.....................       367         (20)     (1,080)
                                                             --------    --------    --------
          Net cash flow provided by operations.............    27,546      28,955      24,047
                                                             --------    --------    --------
Cash from investing activities
  Payments for capital expenditures........................   (39,144)    (39,798)    (21,274)
  Proceeds from property sales.............................       702         260       1,375
                                                             --------    --------    --------
          Net cash used in investing activities............   (38,442)    (39,538)    (19,899)
                                                             --------    --------    --------
Cash from financing activities
  Proceeds from notes payable..............................     7,000          --          --
  Payments on notes payable................................    (1,000)         --          --
  Sales and maturities of marketable securities............    33,411      19,127          --
  Investment in marketable securities......................      (597)    (27,191)         --
  Notes receivable -- S-Sixteen Holding Company............    (7,250)         --          --
  Principal repayments -- S-Sixteen Holding Company........     1,058          --          --
  Repurchase common stock..................................    (3,465)         --          --
  Principal payments on Convertible Subordinated Notes.....   (16,706)         --          --
                                                             --------    --------    --------
          Net cash provided by (used in) financing
            activities.....................................    12,451      (8,064)         --
                                                             --------    --------    --------
          Net increase (decrease) in cash and cash
            equivalents....................................     1,555     (18,647)      4,148
Cash and cash equivalents at beginning of period...........     2,997      21,644      17,496
                                                             --------    --------    --------
Cash and cash equivalents at end of period.................  $  4,552    $  2,997    $ 21,644
                                                             ========    ========    ========

                See accompanying Notes to Financial Statements.

                       REMINGTON OIL AND GAS CORPORATION

                         NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

     Remington Oil and Gas Corporation, formerly Box Energy Corporation, (the "Company" or "Remington") is an independent oil and gas exploration and production company with activity and properties in three core areas: offshore Gulf of Mexico, Mississippi/Alabama and onshore Gulf Coast. Originally organized in 1981 as OKC Limited Partnership (the "Partnership"), the Company converted to a corporation on April 15, 1992 (the "Corporate Conversion"). The Corporate Conversion involved the exchange of common stock for the assets and liabilities of the Partnership. Management prepares the financial statements in conformity with generally accepted accounting principles. This requires estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates. The Company makes certain reclassifications to prior year financial statements in order to conform to the current year presentation.

     S-Sixteen Holding Company ("SSHC") (formerly known as Box Brothers Holding Company ("BBHC")) owns 1.8 million shares or approximately 57% of the Company's outstanding Class A (Voting) Common Stock ("Class A Stock"). On August 29, 1997, entities controlled by Mr. J. R. Simplot purchased BBHC (the "Simplot Transaction").

  Cash and Cash Equivalents

     Cash equivalents consist of liquid investments with maturities of three months or less when purchased, including investment grade commercial paper and money market funds invested in United States government securities. Cash and cash equivalents are stated at cost that approximates market value.

  Marketable Securities

     Marketable securities, classified as available-for-sale, are recorded on the balance sheet at their market value on the balance sheet date. Unrealized holding gains and losses for securities classified as available-for-sale are excluded from earnings and recorded, net of tax, as a separate component of stockholders' equity.

  Oil and Natural Gas Properties

     The Company uses the successful-efforts accounting method for oil and gas exploration and development expenditures. Capitalized costs include leasehold acquisition costs, development costs, including costs of tangible equipment, intangible drilling costs and certain interest costs. Costs classified and charged to exploration expense include geological, geophysical and other prospecting costs. The Company capitalizes drilling costs for exploratory wells pending a determination of commercial oil and natural gas reserves. The costs of exploratory wells that do not ultimately find commercial oil and natural gas reserves are charged to exploration expense as a dry hole cost. The Company amortizes capitalized costs using the units-of-production method based on total proved reserves for leasehold acquisition costs and total proved developed oil and natural gas reserves for all other capitalized costs. The Company capitalizes interest costs incurred for construction of major facilities such as offshore platforms. No interest was capitalized in 1997 or 1996, and $69,000 was capitalized in 1995.

     Periodically the Company records an impairment expense for oil and natural gas properties when the net book value of a particular property is greater than the undiscounted future net cash flows before income taxes from that same property. Certain events such as drilling a dry hole, a large decrease in oil and natural gas reserves or production and significantly lower oil and natural gas prices cause the Company review the

                       REMINGTON OIL AND GAS CORPORATION
property to determine if an impairment charge is proper. The impairment loss is equal to the difference between the net book value and the fair value of the asset. Undiscounted future net cash flow includes estimated proved and risk adjusted probable and possible oil and natural gas reserves. The Company uses the present value of the future net cash flows from proved oil and natural gas reserves discounted at an appropriate rate to estimate the fair value of the asset.

     Impairment losses totaling $3.9 million, $451,000, and $566,000 were recognized during 1997, 1996, and 1995, respectively. In 1997, the Company's impairment losses included interests in Main Pass Block 262, located in the Gulf of Mexico, the Hub Prospect and East Melvin properties located in Mississippi and the Bronco S.W. and Whopper II properties located in Texas and New Mexico, respectively. In 1996, the impairment losses included the Company's interests in East Melvin and Raleigh properties located in Mississippi. In 1995, the Company recorded an impairment of the Traxler property located in Mississippi.


     Future dismantlement, restoration and abandonment ("DR&A") costs include the estimated costs to dismantle, restore and abandon the Company's offshore platforms, flowlines, wells and related structures. The total estimated future DR&A liability is $4.2 million. The liability is accrued over the life of the property using the units-of-production method and recorded as a component of depreciation, depletion and amortization expense. The accrued liability at December 31, 1997 and 1996 was $3.1 million and $2.5 million, respectively, and is recorded as part of the accumulated depreciation, depletion and amortization of oil and natural gas properties. See Note 12. Supplemental Disclosures -- Oil and Natural Gas Properties.


  Other Properties

     Other properties include leasehold improvements, furnishings and equipment for office space leased by the Company and are depreciated on a straight-line method over their estimated useful lives ranging from 3 to 12 years.

  Deferred Charges

     Deferred charges are the costs incurred in 1992 with respect to the Company's offering of the Notes, as defined in Note 5 below. The deferred charges are amortized to interest and financing costs on a straight-line basis over the 10-year term of the Notes. In October 1997, the Company purchased $16.7 million of the outstanding Notes. The retirement of these Notes resulted in the accelerated amortization of the deferred offering costs totaling $416,000. See
Note 7. Notes Payable.

  Oil and Gas Revenues

     The Company recognizes oil and natural gas sales as revenue in the month of production. The Company's actual sales are not materially different from its entitled share of production. There are no significant natural gas imbalances for the years ended December 31, 1997, 1996, and 1995.

  Income Taxes

     Income tax expense or benefit includes the current income taxes and deferred income taxes. Current income tax expense or benefit is the amount calculated on the current year income tax return. Deferred income tax expense or benefit is calculated as the change in the net deferred income tax asset or liability at the beginning of the year compared to the end of the year. The amount of the deferred income tax asset or liability is determined by multiplying the enacted tax rate by the temporary differences, net operating or capital loss carry-forwards plus any tax credit carry-forwards. The tax rate used is the effective rate applicable for the year in which the temporary differences or carry-forwards expect to be reversed or utilized. A valuation allowance offsets deferred income tax assets, which are not expected to reverse in future years using a "more likely than

                       REMINGTON OIL AND GAS CORPORATION
not" scenario that excludes probable and possible oil and natural gas reserves. See Note 6. Deferred Income Tax Asset and Income Taxes.

  Income per Common Share

     The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, entitled "Earnings per Share" in 1997. SFAS simplifies the standards for computing earnings per share previously found in Accounting Principles Board ("APB") Opinion No. 15. Primary income per share has been replaced by basic income per share. Basic income per share excludes dilution and is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted income per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shares in the net income of the Company. Diluted income per share is computed similarly to fully diluted income per share pursuant to APB Opinion 15. As a result of the adoption of SFAS No. 128 income per share has been restated to conform with the provisions of the statement. The amounts restated equal the amounts as reported in the prior years. The following table presents the Company's calculation of basic and diluted income per share.

                                                                   FOR YEARS ENDED DECEMBER 31,
                                                              ---------------------------------------
                                                                 1997           1996          1995
                                                              -----------    ----------    ----------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net income (loss) available for basic income per share......   $(26,790)      $(7,662)      $ 5,392
  Interest expense on the Notes (net of tax)(1).............         --            --            --
                                                               --------       -------       -------
          Net income (loss) available for diluted income per
            share...........................................   $(26,790)      $(7,662)      $ 5,392
                                                               ========       =======       =======
Basic income (loss) per share...............................   $  (1.31)      $ (0.37)      $  0.26
                                                               ========       =======       =======
Diluted income (loss) per share.............................   $  (1.31)      $ (0.37)      $  0.26
                                                               ========       =======       =======
Weighted average
  Class A Stock.............................................      3,233         3,250         3,250
  Class B Stock.............................................     17,291        17,553        17,553
                                                               --------       -------       -------
          Total Common shares for basic income (loss) per
            share...........................................     20,524        20,803        20,803
                                                               --------       -------       -------
  Dilutive stock options outstanding (treasury stock
     method)(1).............................................         --            --            --
  Shares assumed issued by conversion of the Notes(1).......         --            --            --
                                                               --------       -------       -------
          Total common share for diluted income (loss) per
            share...........................................     20,524        20,803        20,803
                                                               ========       =======       =======

---------------

(1) Non dilutive.

Potential increase to net income for diluted income per
  share
  Interest expense on Notes (net of tax)....................  $  2,835    $ 2,954    $ 2,954
Potential issues of common stock for diluted income per
  share
  Weighted average stock options granted....................        99        302        312
  Weighted average shares issued assuming conversion of
     Notes..................................................     4,741      5,007      5,007

                       REMINGTON OIL AND GAS CORPORATION

NOTE 2. MARKETABLE SECURITIES

     The following table presents the amortized costs of all marketable securities, the range of maturities and the gross unrealized holding gains and losses.

                                                               AT DECEMBER 31,
                                                              -----------------
                                                               1997      1996
                                                              -------   -------
                                                               (IN THOUSANDS)
Amortized cost of marketable securities:
  Maturities within one year
     United States government and agency debt securities....       --   $ 1,240
     Corporate debt securities..............................       --     1,491
  Maturities between one and five years
     United States government and agency debt securities....       --    21,001
     Corporate debt securities..............................       --     7,679
     Foreign government debt securities.....................       --     1,553
                                                              -------   -------
          Total amortized cost of marketable securities.....       --    32,964
Gross unrealized holding gains..............................       --        47
Gross unrealized holding losses.............................       --      (333)
                                                              -------   -------
          Net carrying value at year end....................       --   $32,678
                                                              =======   =======

     Realized gains and losses are computed based on specific identification of the securities sold. The proceeds from the sale of available-for-sale securities and the gross realized gains and losses and change in net unrealized holding gains and losses included as a separate component of shareholders' equity were as follows:

                                                            FOR YEARS ENDED DECEMBER 31,
                                                            ----------------------------
                                                              1997      1996      1995
                                                            --------   -------   -------
                                                                   (IN THOUSANDS)
Sales Proceeds............................................  $33,411    $8,127        --
Gross realized gains......................................  $    46    $    7        --
Gross realized (losses)...................................  $  (169)   $  (80)       --
Change in net unrealized holding gains and losses.........  $   186    $  (29)   $1,142

NOTE 3. NOTE RECEIVABLE S-SIXTEEN HOLDING COMPANY

     On April 29, 1997, the Company lent SSHC $7.25 million. The original May 29, 1997 due date was extended to June 3, 1997, at which time the note receivable was replaced by a new $6.95 million note receivable dated June 3, 1997. The new note receivable matures May 29, 1998, and requires monthly installment payments of principal and interest totaling $100,000 commencing June 29, 1997. The interest rate is equal to the prime rate of Texas Commerce Bank National Association plus 1% until the sixth month when the rate escalates monthly by 0.1% over the previous month's rate. Pledged as collateral under a related Amended and Restated Pledge Agreement (the "Pledge Agreement") are the
1.8 million shares of the Company's Class A Stock, 800,000 shares of CKB Petroleum, Inc. ("CKBP") common stock and 800,000 shares of CKB & Associates, Inc. ("CKBA") common stock owned by SSHC. The pledged stock represents approximately 57%, 94% and 94% of the outstanding shares of the classes stock, respectively. The fair market value of the collateral is required to be $2.00 for each $1.00 of unpaid principal debt. Failure to pay the monthly installment within 10 days and failure to maintain fair market value of collateral are two, among several, actions which constitute events of default under the Pledge Agreement. In the event of default, as defined in the Pledge Agreement, the Company, upon five days' notice to SSHC, has the right to foreclose upon and sell the collateral stock. The Pledge Agreement also provides that upon the occurrence and during

                       REMINGTON OIL AND GAS CORPORATION
the continuance of an event of default, if the collateral has not been foreclosed upon, the Company may direct the vote of the collateral stock.

NOTE 4. NET PROFITS EXPENSE

     The Company pays a Net Profits expense to Phillips Petroleum Company("Phillips") pursuant to a farmout agreement regarding the Company's working interest in the oil and gas lease covering South Pass Block 89. Net Profits expense is calculated as 33% of the Company's "net profits" from the subject lease, as defined in the farmout agreement. Phillips and the Company are involved in litigation concerning the calculation and inclusion of certain revenues or expenses in the "net profits account." See Note 11. Commitments and Contingencies -- Phillips Petroleum Case. The following table summarizes the Net Profits expense calculation:

                                                          FOR YEARS ENDING DECEMBER 31,
                                                          ------------------------------
                                                            1997       1996       1995
                                                          --------   --------   --------
                                                                  (IN THOUSANDS)
South Pass Block 89
  Oil and natural gas revenue (net of transportation)...  $30,567    $42,063    $45,354
  Operating, overhead and capital expenditures..........   (5,292)    (7,279)    (7,475)
                                                          -------    -------    -------
"Net Profits" from South Pass Block 89..................  $25,275    $34,784    $37,879
                                                          -------    -------    -------
Net Profits expense (at 33%)............................  $ 8,341    $11,479    $12,500
                                                          =======    =======    =======

NOTE 5. REORGANIZATION EXPENSE

     Reorganization expense includes employee severance expense, litigation settlement amounts and other costs. The litigation settlement amounts and certain other costs were connected with the Simplot Transaction. The expense accrued and recorded through December 31, 1997, 1996, and 1995 was $7.1 million, $2.0 million, and $800,000, respectively, of which $9.6 million has been paid as of December 31, 1997. The remaining accrued reorganization liability on December 31, 1997 is $361,000.

  Employee Severance

     The Company's prior management entered into severance agreements with its employees in December 1995. The severance agreements provided between 6 and 18 months' pay plus certain benefits to employees terminated by the Company without cause (as defined in the severance agreements) or who resign for good reason. Good reason (as defined in the severance agreements) includes, among other things, any change in benefits or job status that an employee believes is adverse to that employee. On July 30, 1996, certain of the Company's Directors were replaced by written consent of the holders of more than a majority of the Company's Class A stock. The replacement of the directors caused a change in control as defined in the severance agreements and the agreements became exercisable.

     During 1997, 31 employees were dismissed, resigned or notified the Company of their resignation. The 31 employees included three executive officers (Senior Vice President/Operations, Vice President/Marketing and Supply, and Treasurer), ten employees from the operations technical staff (eight geologists and geophysicists, one engineer and one landman), and 18 other professional or clerical personnel. The total employee severance expense during 1997 was $3.6 million. In 1996, under the same severance agreements, 15 employees were dismissed, resigned or notified the Company of their resignation. The employees included the Chief Executive Officer, Executive Vice President, Chief Financial Officer, General Counsel, and Chief Accounting Officer. The reorganization expense for 1996 was $2.0 million which included severance pay, related legal fees and other related costs. During 1995, the Company adopted a reorganization plan which eliminated eight positions within the Company, including personnel involved with corporate development and

                       REMINGTON OIL AND GAS CORPORATION
the management of the Company's real estate properties in Mississippi and Louisiana. Total reorganization costs included primarily severance pay and benefits to terminated employees, but also included rent expense on closed offices.

  Thomas D. Box Settlement

     In the third quarter of 1997, in connection with the Simplot Transaction, the Company agreed to pay Thomas D. Box $1.2 million to settle his severance claims and lawsuits against the Company. See Note 11. Contingencies -- Thomas D. Box Cases. Mr. Box was the Chief Executive Officer and President of the Company before his termination by the Company's Board of Directors in August 1996. Additionally, Mr. Box was granted options to purchase 50,000 shares of Class B Stock at $9.00 per share, office furniture, computer equipment and a 3-D seismic workstation.

  Simplot Settlement

     Further, in connection with the Simplot Transaction, the Company and the plaintiffs in the Griffin Case executed a letter of intent to settle all the litigation brought by the plaintiffs. See Note 11. Contingencies -- Griffin Case. Under the terms of the subsequently-executed settlement agreement, the Company paid Mr. Simplot $1.9 million for attorneys' fees and Mr. James Arthur Lyle (one of the plaintiffs in the Griffin Case) $100,000 for attorneys' fees. The amounts were accrued in the third quarter of 1997 and paid during the fourth quarter of 1997.

NOTE 6. DEFERRED INCOME TAX ASSET AND INCOME TAXES

     The significant components of the Company's deferred tax asset are as follows:

                                                                AT DECEMBER 31,
                                                              -------------------
                                                                1997       1996
                                                              --------    -------
                                                                (IN THOUSANDS)
Excess of tax basis over book basis for oil and natural gas
  properties................................................  $ 11,012    $ 7,461
Excess of tax basis over book basis for other properties....       192        133
Excess of tax basis over book basis for marketable
  securities................................................        --        100
Excess of accrued book liabilities over tax liabilities.....     1,204        862
Federal income tax operating loss carry-forward.............     9,549      9,072
Federal long-term capital loss carry-forward................       197        197
Alternative minimum tax credit carry-forward................       262        262
                                                              --------    -------
          Total deferred tax asset..........................    22,416     18,087
Valuation allowance.........................................   (22,416)    (3,364)
                                                              --------    -------
          Net deferred tax asset............................  $     --    $14,723
                                                              ========    =======

     The Company carried over the tax basis in the oil and gas properties from the Partnership. The tax basis for the Partnership consisted primarily of the sum of each partner's tax basis in the oil and gas properties, which exceeded the Company's book basis as accounted for under generally accepted accounting principles. The unused federal income tax operating loss carry-forward of $27.3 million will expire during the years 2007 through 2012 if not previously utilized, and the long-term capital loss carry-forward of $563,000 will expire in 1999. Although the Company expects to realize the benefits of the deferred income tax asset, it adopted a more conservative view of the accounting and reporting policies and increased the valuation allowance in 1997, to reserve the full amount of the deferred income tax asset. The Company believes that this approach is consistent with other small-cap exploration and production companies particularly those companies that are attempting to grow their oil and natural gas reserves. The Company is required to analyze its ability to realize

                       REMINGTON OIL AND GAS CORPORATION
the deferred income tax asset based on proved reserves and a "more likely than not" scenario for future projections. The analysis excludes probable and possible oil and natural gas reserves and does not include results from future drilling activities. The Company concluded that based on the future growth plans of the Company, prior actual results, and the "more likely than not" criteria it was more desirable to reserve the entire deferred income tax asset. The following table provides a reconciliation of the Company's income tax expense or (benefit):

                                                        FOR THE YEARS ENDED DECEMBER 31,
                                                        --------------------------------
                                                          1997        1996        1995
                                                        --------    --------    --------
                                                                 (IN THOUSANDS)
"Expected" tax expense (benefit) (computed at 35% of
  income before taxes)................................  $(4,258)    $(3,301)    $ 2,630
Expense (benefit) from change in book and tax basis
  differences.........................................      230         932      (2,397)
(Benefit) from alternative minimum tax credit.........       --          --        (127)
(Benefit) from long-term capital loss carry-forward...       --          --        (197)
Utilization (benefit) of net operating loss...........     (401)       (363)      2,608
                                                        -------     -------     -------
          Total deferred income tax expense
            (benefit).................................   (4,429)     (2,732)      2,517
Valuation allowance...................................   19,052       1,036        (522)
                                                        -------     -------     -------
          Net deferred income tax expense (benefit)...   14,623      (1,696)      1,995
Current income tax expense (benefit)..................       --         (74)        127
                                                        -------     -------     -------
          Total income tax expense (benefit)..........  $14,623     $(1,770)    $ 2,122
                                                        =======     =======     =======

NOTE 7. NOTES PAYABLE

     In December 1992, the Company issued $55.1 million of 8 1/4% Convertible Subordinated Notes ("Notes"). The Notes mature December 1, 2002 and are convertible into shares of Class B (Non-Voting) Common Stock ("Class B Stock") at the election of the holder any time before maturity, unless previously redeemed. Interest accrued at 8 1/4% per annum is payable semiannually on each June 1 and December 1. The Company may redeem all or a portion of the Notes any time after December 1, 1995, at 105.775% of the face amount. This percentage decreases .825% each subsequent December 1. The Notes are unsecured and subordinate in right of payment to all existing and future senior indebtedness.

     The Simplot Transaction caused a "change in control" as defined in the Indenture for the Notes (the "Indenture"). On September 22, 1997, in accordance with the Indenture, the Company made an offer to purchase the Notes at 100% of the face amount, plus accrued interest. In October 1997, the Company repurchased $16.7 million of the Notes outstanding, as a result of the offer to purchase required by the Indenture.

     During the second quarter of 1994, the Company established a one-year line of credit with a bank. The line of credit with a borrowing base of $10.0 million expires in June 1998. The Company renewed the line in 1995, 1996 and 1997. The line of credit is collateralized by the Company's South Pass oil and natural gas properties. The interest rate for the line of credit is the lender's floating base rate plus 0.5%. The Company has borrowed $6.0 million and has issued letters of credit totaling $250,000 against this line of credit. The Company is currently negotiating an increase in the borrowing base. The credit facility will expire in June 1998, unless renewed.

     The estimated fair value of the Company's long-term indebtedness, including the current maturities of such obligations, was approximately $43.0 million and $55.8 million at December 31, 1997 and 1996, respectively. The fair value was based on the quoted market bid price for the Company's Notes and on current rates available to the Company for its other indebtedness with the same remaining maturities.

                       REMINGTON OIL AND GAS CORPORATION

NOTE 8. COMMON STOCK AND DIVIDENDS ON COMMON STOCK

     The holders of Class A Stock and Class B Stock of the Company participate equally in earnings, dividends and other characteristics. The only difference between the two classes of stock is that Class A Stock has voting rights while the Class B Stock has no voting rights, unless otherwise required by Delaware law. Twenty eight thousand five hundred shares of authorized but unissued Class B Stock have been reserved for the two 1992 stock option plans, and 2.8 million shares have been reserved for the 1997 Stock Option Plan. See Note 9. Employee and Director Benefit Plans.

     The Company has not paid a dividend since 1992. Currently, dividends are not contractually restricted. However, in the event that the Company pays dividends in excess of 2% of the market price of Class B Stock in a calendar quarter, the conversion price for Class B Stock under the Notes will be adjusted proportionally.

NOTE 9. EMPLOYEE AND DIRECTOR BENEFIT PLANS

  Stock option plans

     SFAS No. 123, entitled "Accounting for Stock-Based Compensation," encourages but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. During 1996, the Company adopted the disclosure provisions of SFAS No. 123. The Company continues to apply the accounting provisions of Accounting Principles Board Opinion 25, entitled "Accounting for Stock Issued to Employees," and related interpretations to account for stock-based compensation. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

     The Company has two stock option plans: the 1992 Incentive Stock Option Plan and the 1997 Stock Option Plan. A third plan, the 1992 Non-Qualified Stock Option Plan was discontinued in 1997. The Company no longer uses the 1992 Incentive Stock Option Plan however, 28,500 options remain outstanding. Under the 1992 Incentive Stock Option Plan 50% of the options are exercisable no sooner than three years from the date of the grant, and the remaining 50% may be exercised only after five years from the date of the grant and the options expire ten years from the date of grant.

     The 1997 Stock Option Plan is intended to benefit the Company by providing Directors and key employees of the Company with additional incentives and giving them a greater interest as stockholders in the success of the Company. The 1997 Stock Option Plan provides for the issuance of options to purchase Class B Stock. A committee that includes at least two or more outside Non-Employee Directors administers the plan. The committee has the discretion to determine the participants to be granted options, the number of shares granted to each person, the purchase price of the Class B Stock covered by each option and other terms of the option. Options granted under the plan may be either incentive stock options or non-qualified stock options. The Company may issue up to 2.8 million shares of Class B Stock upon the exercise of the options but no individual may be issued more than 275,000 shares.

                       REMINGTON OIL AND GAS CORPORATION

     A summary of the Company's stock option plans as of December 31, 1997, 1996, and 1995 and changes during the years ending on those dates is presented below:

                                                     FOR YEARS ENDED DECEMBER 31,
                                    --------------------------------------------------------------
                                           1997                  1996                  1995
                                    -------------------   -------------------   ------------------
                                               WEIGHTED              WEIGHTED             WEIGHTED
                                               AVERAGE               AVERAGE              AVERAGE
                                               EXERCISE              EXERCISE             EXERCISE
                                     SHARES     PRICE      SHARES     PRICE     SHARES     PRICE
                                    --------   --------   --------   --------   -------   --------
Outstanding at beginning of
  year............................   312,500    $ 9.52     622,000    $10.08    334,000    $11.71
Granted...........................   426,500    $ 6.73      41,000    $ 8.85    353,800    $ 8.87
Exercised.........................        --                    --                   --
Forfeited.........................  (284,000)   $ 9.51    (350,500)   $10.43    (65,800)   $11.88
                                    --------    ------    --------    ------    -------    ------
Outstanding at end of year........   455,000    $ 6.92     312,500    $ 9.52    622,000    $10.08
                                    ========    ======    ========    ======    =======    ======
Options exercisable at year-end...     8,000    $11.88      38,600    $11.88    116,600    $11.98
Weighted-average fair value of
  options Granted during the
  year............................              $ 4.65                $ 6.15               $ 6.00

     The options outstanding at December 31, 1997 have a weighted-average remaining contractual life of 9 years and an exercise price ranging from $6 5/8 to $11 7/8 per share.

     The following is a pro forma disclosure of the effect on net income or loss if compensation cost for the Company's stock option compensation plans had been determined consistent with SFAS No. 123.

                                                                    FOR YEARS ENDED DECEMBER 31,
                                                                   ------------------------------
                                                                     1997        1996      1995
                                                                   ---------   --------   -------
                                                                           (IN THOUSANDS)
Net income (loss)..................................  As reported   $(26,790)   $(7,662)   $5,392
                                                     Pro forma..   $(27,062)   $(7,774)   $4,987
Basic and diluted income (loss) per share..........  As reported   $  (1.31)   $ (0.37)   $ 0.26
                                                     Pro forma     $  (1.32)   $ (0.37)   $ 0.24

     The fair value of each option grant for the years ended December 31, 1997, 1996, and 1995 is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                              FOR THE YEARS ENDED DECEMBER 31,
                                                              ---------------------------------
                                                               1997         1996         1995
                                                              -------      -------      -------
Expected life (years).......................................      10           10           10
Interest rate...............................................    6.19%        6.85%        5.97%
Volatility..................................................   49.50%       48.21%       47.96%
Dividend yield..............................................       0            0            0

  Non-Employee Director Stock Purchase Plan

     The Company approved the Non-Employee Director Stock Purchase Plan in December 1997. The plan provides a means for the Non-Employee Directors to receive their directors' fees in shares of Class B Stock. Each non-employee Director of the Company may elect once each year to receive all or a portion of the fees he receives as a director in restricted shares of Class B Stock in lieu of cash. The number of shares received will be the number of shares that equal 150% of the cash fees divided by the closing market price of the Class B Stock on the day that the cash fees would otherwise be paid. The Class B Stock is restricted from transfer until one year after issuance or the termination of a Director resulting from death, disability, removal

                       REMINGTON OIL AND GAS CORPORATION
or failure to be nominated for an additional term. The Director will have the right to vote the shares of restricted stock and to receive any dividend paid in cash or other property.

  Pension Plan

     The Company's Pension Plan is a noncontributory defined benefit pension plan covering substantially all employees. The retirement benefits available are generally based on years of service and average earnings. The Company funds the plan with annual contributions at least equal to the minimum funding provisions of the Employee Retirement Income Security Act of 1974, as amended, but no more than the maximum tax deductible contribution allowed. Plan assets consist primarily of equity and fixed income securities. The following table sets forth the plan's funded status and amounts recognized in the Company's balance sheets:

                                                               AT DECEMBER 31,
                                                              -----------------
                                                               1997      1996
                                                              -------   -------
                                                               (IN THOUSANDS)
Vested benefit obligation...................................  $ 2,801   $ 2,657
Non-vested benefit obligation...............................       82       208
                                                              -------   -------
Total accumulated benefit obligation........................    2,883     2,865
Additional liability due to projected salary increases......       55       167
                                                              -------   -------
Projected benefit obligation................................    2,938     3,032
Fair value of plan assets...................................   (3,160)   (3,500)
                                                              -------   -------
Fair value of plan assets in excess of projected benefit
  obligation................................................     (222)     (468)
Unrecognized transition obligation..........................       --      (147)
Unrecognized net gain.......................................       --       350
                                                              -------   -------
          Prepaid pension liability.........................  $  (222)  $  (265)
                                                              =======   =======

     The net periodic pension cost in the Company's statements of income included the following components:

                                                               FOR THE YEARS ENDED
                                                                  DECEMBER 31,
                                                              ---------------------
                                                              1997    1996    1995
                                                              -----   -----   -----
                                                                 (IN THOUSANDS)
Service cost................................................  $ 116   $ 140   $ 126
Interest cost on projected benefit obligation...............    222     214     215
Actual return on plan assets................................   (281)   (324)   (420)
Net amortization and deferrals..............................     21     114     221
                                                              -----   -----   -----
Net periodic pension cost...................................     78     144     142
Special recognition due to curtailment and lump sum
  settlements...............................................    (36)     --      --
                                                              -----   -----   -----
          Net periodic pension cost.........................  $  42   $ 144   $ 142
                                                              =====   =====   =====

     The determination of the actuarial present value of the projected benefit obligation assumed a weighted average discount rate of 7.0% for 1997 and 7.5% for 1996 and 1995, and a 3% increase in future compensation levels for all three years. The weighted average expected long-term rate of return on plan assets was 8%.

  Postretirement benefits and post employment benefits

     SFAS No. 106 entitled "Employers' Accounting for Postretirement Benefits Other than Pensions" and SFAS No. 112 entitled "Employers Accounting for Postemployment Benefits" require the recognition and disclosure of the estimated future costs of postretirement and postemployment benefits to which the Company is obligated. The Company has no history of paying postretirement benefits other than pensions and is not

                       REMINGTON OIL AND GAS CORPORATION
obligated to pay such benefits in the future. Future obligations for postemployment benefits are immaterial. Therefore, no liability for either has been recognized in the financial statements.

  Employee Severance Plan

     The Company adopted a severance plan in November 1997. The plan provides severance benefits ranging from 2 months to 18 months of the employee's base salary if the employee is terminated involuntarily. The plan incorporates the provisions and terms of any individual contract or agreement that an employee may have with the Company. The Company had previously entered into individual severance agreements with its employees in December 1995. Only five of the severance agreements still exist. Three of the five have been voluntarily amended to remove certain portions that allow the employee to exercise the agreement except for a reduction in base salary, involuntary termination by the Company without cause and relocation greater than 50 miles. In addition, certain of the executive officers have individual employment contracts with the Company.

NOTE 10. RELATED PARTY TRANSACTIONS

     SSHC owns approximately 57% of the outstanding Class A Stock of the Company and 94% of the outstanding shares of both CKBP and CKBA. Under both applicable law and Board of Directors' resolution, transactions with affiliates must be approved by the Board of Directors, be fair and reasonable to the Company, and be on terms no less favorable to the Company than can be obtained from an unaffiliated party in an arm's-length transaction.

     CKBP owns a minority interest in the pipeline that transports oil from South Pass Area (offshore Louisiana) to Venice, Louisiana. The pipeline tariff is $2.75 per barrel and is published with the Federal Energy Regulatory Commission. The rate is consistent with all other rates from the South Pass Area to Venice. Transportation incurred and payable to CKBP was $3.2 million, $2.8 million and $2.7 million for the years ended December 31, 1997, 1996 and 1995, respectively.

     Under the Partnership Agreement of the Partnership, the general partners were entitled to advancement of litigation expenses in the event they were named parties to litigation in their capacity as general partners. In order to receive such advancements, each general partner was required to request, in writing, advancement of litigation expenses and undertake to repay any advancements in the event it was determined, in accordance with applicable law, that the general partners were not entitled to indemnification for litigation expenses. Each general partner executed such an undertaking agreement in relation to the Griffin Case. Accordingly, the Partnership, and later the Company, advanced litigation expenses to CKBA and Cloyce K. Box (and his estate following his death) in connection with such litigation. In addition, the Company advanced litigation expenses on behalf of certain directors and officers of the Company for one lawsuit related to the Griffin litigation and other lawsuits related to the Devere and Nealon Case and Thomas D. Box Cases. See Note
11. Contingencies. In accordance with the By-Laws of the Company, the defendants have executed written undertakings to repay the Company for any related expenses advanced on their behalf if it is later found that such costs were not subject to indemnification by the Company. No judicial determination has been made that any of the general partners, directors or officers are not entitled to indemnification for litigation expenses incurred. The total legal costs incurred related to these cases were $351,000, $1.5 million and $583,000, for 1997, 1996, and 1995, respectively.

     The Company has a $6.95 million note receivable from SSHC. The balance of the note receivable at December 31, 1997, was $6.2 million. See Note 3. Note Receivable S-Sixteen Holding Company.

     In December 1997, the Company paid $1.9 million to Mr. Simplot and $100,000 to Mr. Lyle for attorneys' fees in connection with the settlement of the Griffin Cases. See Note 5. Reorganization Costs.

                       REMINGTON OIL AND GAS CORPORATION

     During 1997, the Company paid executive search fees totaling $141,000 to Preng and Associates Inc., which is a company controlled by a member of the Board of Directors.

     The Company bills CKBP and other related parties for an allocated portion of office space that is subleased to CKBP, payroll including the related costs and benefits, and other overhead costs. The amounts billed are considered to be the fair value of such usage or allocations. The Company billed expenses totaling $40,000, $81,000 and $134,000 for the three years ending December 31, 1997, 1996 and 1995, respectively.

NOTE 11. COMMITMENTS AND CONTINGENCIES

  Lease Commitments

     The Company leases office space in Dallas, Texas covering approximately 33,000 square feet. The lease is a non-cancelable operating lease that expires April 1, 1998. In January 1998, the Company amended the current lease effective April 1, 1998. The amended lease extends the term an additional 10 years and reduces the leased office space to approximately 17,000 square feet. Future minimum rental payments for $474,000, $407,000, $407,000, $433,000 and $441,000
are due in the next five years, respectively, and future commitments are $2.5 million for the remaining 6 years. Total rent expense was $716,000, $717,000 and $688,000 in 1997, 1996, and 1995, respectively.

  Litigation Contingencies

     Griffin Case

     Griffin et al. v. Box et al. was filed in November 1987, in the United States District Court in Dallas, Texas by unitholders, including Mr. Simplot, of the Predecessor Partnership, against the general partners of the Predecessor Partnership and certain of their affiliates. While the plaintiffs brought individual claims, all of which were dismissed before or during the trial, the core of the action was founded upon derivative claims brought on behalf of the Predecessor Partnership and the Company. Chief among these derivative claims was the allegation that the general partners breached the partnership agreement, their fiduciary duties and implied duties in relation to their affiliate's acquisition of an oil pipeline that transports oil from the Gulf of Mexico to Venice, Louisiana. See Note 10. Related Party Transactions.

     Following a jury verdict adverse to the general partners, the court entered judgment, on behalf of the Company, against the general partners for approximately $20.0 million in actual damages and approximately $2.2 million in punitive damages against the individual general partner, Cloyce K. Box. In addition, the court imposed a constructive trust on the pipeline revenue of CKBP. On appeal, this judgment was reversed because of inconsistent jury findings on which the judgment was based, and the case was remanded for a new trial on the pipeline derivative claims. Further, the appeals court held that Mr. Lyle had standing to bring the derivative action but remanded for further fact findings regarding the stock ownership status of two of the original plaintiffs, who held a small number of units of the Predecessor Partnership. In June 1997, the district court dismissed, without prejudice, the case for lack of federal jurisdiction. On July 22, 1997, Mr. Lyle filed a Notice of Appeal to the Fifth Circuit challenging the District Court's dismissal. This appeal was subsequently dismissed. Plaintiffs refiled the action in Texas state court, and on November 4, 1997 the state action was dismissed.

     The Company and Mr. Simplot executed a letter of intent concerning settlement of this litigation. The Company executed the letter in order to avoid continuing litigation. Under the terms of the subsequently executed settlement agreement, Mr. Simplot received $1.9 million for attorneys' fees and Mr. Lyle received $100,000 for attorneys' fees from the Company. In addition, Mr. Lyle has the right to convert 2,500 of his shares of the Company's Class B Stock into a like number of shares of shares of Class A Stock.

                       REMINGTON OIL AND GAS CORPORATION

     Phillips Petroleum Case

     This litigation was filed against the Predecessor Partnership in August 1990 by Phillips Petroleum Company ("Phillips") and is currently pending in Orleans Parish, Louisiana. A non-jury trial was held in April 1997. At this trial, Phillips claimed that pursuant to its 33% Net Profits interest in South Pass Block 89, it was entitled to receive an overriding royalty for months in which "net profits" were not achieved; that an excessive oil transportation fee was being charged to the Net Profits account; and that the entire $69.6 million lump sum cash payment received by the Predecessor Partnership should have been credited to the Net Profits account instead of the $5.8 million that was credited. On the latter claim, Phillips alleged damages in excess of $21.5 million, while on the first two claims Phillips alleged aggregate damages of several million dollars. Phillips further contended that it was entitled to double damages and cancellation of the farmout agreement that created the Net Profits interest. In addition to contesting the claims of Phillips, the Company asserted a counterclaim at trial that Phillips had breached a settlement agreement regarding previous litigation between the parties and claimed damages in excess of $10.0 million. The parties presented oral arguments to the court on September 3, 1997.

     Shareholder Litigation

     The Company, several former directors and two current directors were named defendants in a consolidated class action suit filed in 1995 in Delaware Chancery Court in Wilmington. Plaintiffs, holders of the Company's Class B Stock, alleged that the Company did not properly respond to what the Company considered informal overtures and not offers from two outside entities. The Plaintiffs sought to compel the Company to put itself up for sale and also sought unspecified damages and attorneys' fees. The case was dismissed on March 10, 1998.

     Thomas D. Box Cases

     In August 1996, Thomas D. Box filed suit in state district court in Dallas, purportedly both on his own behalf and on behalf of the Company, against all of his brothers, SSHC (then BBHC) and CKBP. He alleged breaches of fiduciary duties and waste of corporate assets. As remedies, he claimed unspecified monetary damage, attorneys' fees, an accounting and appointment of a receiver for SSHC. He later amended his lawsuit to add the Company and several of its then directors as defendants. In accordance with Delaware law, the Company's Board of Directors appointed a special committee to review the litigation and take any actions the committee, on the advice of independent counsel, deemed necessary. All of Thomas D. Box's claims against the Company were settled in connection with the Simplot Transaction. See Note 5. Reorganization Expense -- Thomas D. Box Settlement.

  Other Contingencies

     The Company is not a party to any material pending legal proceedings other than the foregoing. If the Company is not successful in the foregoing suits, it is the opinion of the Company that any adverse judgments, other than certain possible results of the Phillips Litigation, would not have a material adverse effect on the Company.

                       REMINGTON OIL AND GAS CORPORATION

NOTE 12. SUPPLEMENTAL DISCLOSURES

  Oil and Natural Gas Properties

     Investments in oil and natural gas properties (all of which are in the United States), including onshore fee lands, were as follows:

                                                         AT DECEMBER 31,
                               -------------------------------------------------------------------
                                             1997                               1996
                               --------------------------------   --------------------------------
                                PROVED     UNPROVED     TOTAL      PROVED     UNPROVED     TOTAL
                               ---------   --------   ---------   ---------   --------   ---------
                                                         (IN THOUSANDS)
Onshore......................  $  26,401    $5,194    $  31,595   $   8,924    $3,502    $  12,426
Offshore.....................    185,325     3,561      188,886     171,823     3,002      174,825
                               ---------    ------    ---------   ---------    ------    ---------
          Total..............    211,726     8,755      220,481     180,747     6,504      187,251
Accumulated depreciation,
  depletion and
  amortization...............   (139,781)       --     (139,781)   (112,648)       --     (112,648)
                               ---------    ------    ---------   ---------    ------    ---------
          Net oil and natural
            gas properties...  $  71,945    $8,755    $  80,700   $  68,099    $6,504    $  74,603
                               =========    ======    =========   =========    ======    =========

     Expenditures for acquisition, exploration, development and production for oil and gas properties incurred by the Company are summarized as follows:

                                                          FOR THE YEARS ENDED DECEMBER 31,
                                                          ---------------------------------
                                                            1997        1996        1995
                                                          ---------   ---------   ---------
                                                              (UNAUDITED, IN THOUSANDS)
Acquisition costs.......................................   $12,545          --          --
Leasehold acquisition costs.............................   $ 5,793     $ 5,548     $ 3,215
Exploration costs.......................................   $13,767     $27,811     $ 8,902
Development costs.......................................   $ 9,975     $ 9,359     $11,597
Production costs........................................   $ 4,015     $ 3,825     $ 3,142

     The Company's net ownership interest in proved oil and gas reserves was as follows:

                                                               AT DECEMBER 31,
                                            ------------------------------------------------------
                                                   1997               1996              1995
                                            ------------------   ---------------   ---------------
                                                       NATURAL           NATURAL           NATURAL
                                              OIL        GAS      OIL      GAS      OIL      GAS
                                            MBBLS(1)    MMCF     MBBLS    MMCF     MBBLS    MMCF
                                            --------   -------   -----   -------   -----   -------
                                                                 (UNAUDITED)
Beginning of period.......................    3,299    39,332    2,938   51,373    3,298   50,334
  Revisions of previous estimates.........      330    (6,004)     709   (8,162)       7    1,040
  Extensions, discoveries and other.......    1,046     4,115      585    4,340      472    5,866
  Purchased reserves......................      973     6,216       --       --       --       --
  Production..............................   (1,197)   (7,116)    (933)  (8,219)    (839)  (5,867)
                                             ------    ------    -----   ------    -----   ------
End of period.............................    4,451    36,543    3,299   39,332    2,938   51,373
                                             ======    ======    =====   ======    =====   ======
Proved developed reserves
  Beginning of period.....................    2,541    28,323    2,282   33,521    1,941   23,488
  End of period...........................    3,208    27,259    2,541   28,323    2,282   33,521

---------------

(1) Includes Natural Gas Liquids

                       REMINGTON OIL AND GAS CORPORATION

     The proved developed and undeveloped reserves and standardized measure of discounted future net cash flows associated with South Pass Block 89 are burdened by a 33% Net Profits expense. The reserves included herein for South Pass Block 89 are stated before deduction of Net Profits expense, which is treated as an operating expense rather than a reduction in proved reserves. At December 31, 1997 proved reserves from South Pass Block 89 represented approximately 21% and 28% of the total proved oil and natural gas reserves, respectively.

     Estimates of oil and gas reserves were prepared by the independent engineering and consulting firm of Netherland, Sewell & Associates, Inc. for 1996 and 1995, and by Netherland, Sewell & Associates, Inc. and Miller and Lents, Ltd. for 1997. The determination of these reserves is a complex and interpretative process that is subject to continued revision as additional information becomes available. In most cases, a relatively accurate determination of reserves may not be possible for several years due to the time necessary for development drilling, testing and studies of the reservoirs.

     The quantities of proved oil and gas reserves presented include only those amounts which the Company reasonably expects to recover in the future from known oil and gas reservoirs under existing economic and operating conditions. Proved reserves are limited to those quantities which are recoverable commercially at current prices and costs, under existing regulatory practices and technology. Therefore, any changes in future prices, costs, regulations, technology and unforeseen factors could significantly increase or decrease proved reserve estimates.

     The following tables include amounts determined in accordance with the requirements of the SFAS No. 69 entitled "Disclosures About Oil and Gas Producing Activities" with respect to estimated future net cash flows from oil and gas reserves and the present worth of those estimated future net cash flows discounted at 10% per annum.

     In accordance with SFAS No. 69 methodology, specific assumptions were applied in the computation of the reserve evaluation estimates. Under this methodology, future net cash flows are determined by reducing estimated future gross cash flows from oil and gas sales by the estimated costs to develop and produce the underlying reserves, including the Net Profits expense on South Pass Block 89.

     Future cash inflows were based on year end prices of proved oil and gas reserves as adjusted by known contractual pricing information assuming that the Company will sell its future gas production from South Pass Block 89 at the prices set forth in its existing long-term gas purchase contract for such gas. Future production costs were based on costs as of the estimated date to produce the proved oil and gas reserves. A significant portion of the proved reserves are undeveloped and future development costs were calculated based on a continuation of present economic conditions. Future net cash flows were then discounted at 10% per annum to arrive at the standard measure of discounted future net cash flows.

     Due to the imprecise nature of the oil and gas reserves and the uncertainty of future economic conditions, the Company makes no representation regarding what interpretations may be made or what degree of reliance may be placed on this method of evaluating proved oil and gas reserves. The following table presents the

                       REMINGTON OIL AND GAS CORPORATION
standardized measures of discounted future estimated net cash flows and changes therein relating to proved oil and gas reserves:

                                                              AT DECEMBER 31,
                                                       ------------------------------
                                                         1997       1996       1995
                                                       --------   --------   --------
                                                         (UNAUDITED, IN THOUSANDS)
Oil and natural gas revenues.........................  $226,262   $326,498   $335,199
Production costs.....................................   (31,702)   (26,971)   (26,269)
Net Profits expense..................................   (28,933)   (53,955)   (64,988)
Development costs....................................   (23,954)   (17,756)   (20,046)
Income tax expense...................................   (16,845)   (50,638)   (50,027)
                                                       --------   --------   --------
Net cash flow........................................   124,828    177,178    173,869
10% annual discount..................................   (30,990)   (31,165)   (39,887)
                                                       --------   --------   --------
Standardized measure of discounted future net cash
  flow...............................................  $ 93,838   $146,013   $133,982
                                                       ========   ========   ========

     Following are the principal sources of changes in the standardized measure of discounted future net cash flows:

                                                              AT DECEMBER 31,
                                                       ------------------------------
                                                         1997       1996       1995
                                                       --------   --------   --------
                                                         (UNAUDITED, IN THOUSANDS)
Standardized measure of discounted cash flows at
  beginning of year..................................  $146,013   $133,982   $124,490
Sales and transfers of oil and natural gas produced,
  net of production costs and Net Profits expense....   (42,097)   (47,810)   (36,479)
Net changes in prices and production costs...........   (61,134)    37,764     12,300
Net changes in estimated development costs...........    (5,130)    (1,332)    (3,229)
Net changes in estimated Net Profits expense.........    14,029      1,750     (8,990)
Net changes in income tax expense....................    28,283     (3,736)    (6,175)
Extensions, discoveries and improved recovery less
  related costs......................................     9,171     16,060     25,042
Purchases of proved oil and natural gas reserves.....    13,865         --         --
Development costs incurred during the year...........     9,975      9,359     11,597
Revisions of previous quantity estimates.............   (21,306)   (10,747)    15,048
Other changes........................................   (12,432)    (2,675)   (12,071)
Accretion of discount................................    14,601     13,398     12,449
                                                       --------   --------   --------
Standardized measure of discounted future net cash
  flows end of year..................................  $ 93,838   $146,013   $133,982
                                                       ========   ========   ========

NOTE 13. INDUSTRY SEGMENT INFORMATION

     The Company is engaged in only one industry segment -- crude oil and natural gas exploration, development and production. The Company generally does not operate oil and gas properties but owns interests in such properties as a working interest owner.

     Purchases by BayOil (USA), Inc. during 1997 and 1996 represented 31% and 18% of the Company's total oil and natural gas revenues, respectively. Marathon Oil Company's purchases during 1995 accounted for 25% of the total oil and natural gas revenues for that year. Purchases by Texas Eastern during 1997, 1996 and 1995 represented 42%, 51%, and 70%, of the total oil and natural gas revenues, respectively.

                       REMINGTON OIL AND GAS CORPORATION

                            CONDENSED BALANCE SHEETS

                                     ASSETS

                                                                JUNE 30,          DECEMBER 31,
                                                                  1998                1997
                                                              -------------      --------------
                                                               (UNAUDITED)
                                                              (IN THOUSANDS, EXCEPT SHARE DATA)
Current assets
  Cash and cash equivalents.................................    $   4,613           $   4,552
  Accounts receivable -- oil and natural gas................        4,445               5,725
  Accounts receivable -- other..............................          304                 268
  Note receivable -- S-Sixteen Holding Company..............        5,309               6,192
  Prepaid expenses and other current assets.................        1,852               2,118
                                                                ---------           ---------
          Total current assets..............................       16,523              18,855
                                                                ---------           ---------
Properties
  Oil and natural gas properties (successful-efforts
     method)................................................      235,223             220,481
  Other properties..........................................        2,241               2,800
  Accumulated depreciation, depletion and amortization......     (155,422)           (144,548)
                                                                ---------           ---------
          Total properties..................................       82,042              78,733
                                                                ---------           ---------
Other assets
  Deferred charges (net of accumulated amortization)........          911                 927
                                                                ---------           ---------
          Total other assets................................          911                 927
                                                                ---------           ---------
          Total assets......................................    $  99,476           $  98,515
                                                                =========           =========
                             LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
  Current liabilities
     Accounts payable.......................................    $   8,391           $   8,694
     Accrued interest payable...............................          264                 264
     Accrued transportation payable -- related party........          274                 305
     Net Profits expense payable............................          932                 594
     Short-term notes payable...............................        9,700               6,000
                                                                ---------           ---------
          Total current liabilities.........................       19,561              15,857
                                                                ---------           ---------
  Convertible subordinated notes payable....................       38,371              38,371
                                                                ---------           ---------
          Total Liabilities.................................       57,932              54,228
                                                                ---------           ---------
Commitments and contingencies (Note 7)
Stockholders' equity
  Common stock, $1.00 par value
     Class A (Voting) -- 15,000,000 shares authorized,
      3,250,110 shares issued...............................        3,250               3,250
     Class B (Non-Voting) -- 30,000,000 shares authorized,
      17,571,570 shares issued..............................       17,572              17,553
  Additional paid-in capital................................       25,283              25,197
  Treasury stock, at cost, 28,600 shares Class A, and
     424,272 shares Class B.................................       (3,161)             (3,465)
  Retained earnings.........................................       (1,400)              1,752
                                                                ---------           ---------
          Total stockholders' equity........................       41,544              44,287
                                                                ---------           ---------
          Total liabilities and stockholders' equity........    $  99,476           $  98,515
                                                                =========           =========

                See accompanying Notes to Financial Statements.

                       REMINGTON OIL AND GAS CORPORATION

                         CONDENSED STATEMENTS OF INCOME

                                                          THREE MONTHS ENDED      SIX MONTHS ENDED
                                                               JUNE 30,               JUNE 30,
                                                         ---------------------   -------------------
                                                           1998        1997        1998       1997
                                                         ---------   ---------   --------   --------
                                                                         (UNAUDITED)
                                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues
  Oil sales............................................   $ 3,981     $ 5,270    $ 8,308    $10,533
  Gas sales............................................     7,427      10,635     14,755     21,406
  Other income.........................................       648       1,062      1,500      2,255
                                                          -------     -------    -------    -------
          Total revenues...............................    12,056      16,967     24,563     34,194
                                                          -------     -------    -------    -------
Costs and expenses
  Operating costs and expenses.........................     2,124       1,700      4,494      3,127
  Net Profits interest expense.........................     1,411       2,236      3,043      4,705
  Exploration expenses.................................     1,758       2,507      3,631      3,906
  Depreciation, depletion and amortization.............     5,573       6,928     11,934     12,154
  General and administrative...........................     1,281       2,645      2,552      5,143
  Reorganization expense...............................        --         435         --        638
  Interest and financing expense.......................     1,066       1,226      2,061      2,451
                                                          -------     -------    -------    -------
          Total costs and expenses.....................    13,213      17,677     27,715     32,124
                                                          -------     -------    -------    -------
Income (loss) before taxes.............................    (1,157)       (710)    (3,152)     2,070
                                                          -------     -------    -------    -------
  Income tax expense (benefit).........................        --        (248)        --        725
                                                          -------     -------    -------    -------
          Net income (loss)............................   $(1,157)    $  (462)   $(3,152)   $ 1,345
                                                          =======     =======    =======    =======
Basic and diluted income per share.....................   $ (0.06)    $ (0.02)   $ (0.15)   $  0.06
                                                          =======     =======    =======    =======
Weighted average shares outstanding....................    20,387      20,668     20,370     20,735
                                                          =======     =======    =======    =======

                See accompanying Notes to Financial Statements.

                       REMINGTON OIL AND GAS CORPORATION

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                               SIX MONTHS ENDED
                                                                   JUNE 30,
                                                              -------------------
                                                                1998       1997
                                                              --------   --------
                                                                  (UNAUDITED)
                                                                (IN THOUSANDS)
Cash flow provided by operations
  Net income (loss).........................................  $ (3,152)  $  1,345
     Depreciation, depletion and amortization...............    11,934     12,154
     Amortization of deferred charges.......................       120        130
     Amortization of premium on marketable securities.......        --         31
     Deferred income tax expense (benefit)..................        --        725
     Dry hole and impaired property costs...................     1,255      1,981
     Decrease in accounts receivable........................     1,244      1,817
     Decrease (increase) in prepaid expenses and other
      current assets........................................       266       (243)
     (Increase) in deferred charges.........................      (104)        --
     Increase (decrease) in accounts payable and accrued
      expenses..............................................         4        (43)
     (Gain) loss on sale of properties......................       (70)        56
                                                              --------   --------
          Net cash flow provided by operations..............    11,497     17,953
                                                              --------   --------
Cash from investing activities
  Payments for capital expenditures.........................   (16,540)   (11,677)
  Proceeds from property sales..............................       112        288
                                                              --------   --------
          Net cash used in investing activities.............   (16,428)   (11,389)
                                                              --------   --------
Cash from financing activities
  Proceeds from notes payable...............................     3,800         --
  Payments on notes payable.................................      (100)        --
  Sales and maturities of marketable securities.............        --      2,730
  Investment in marketable securities.......................        --       (597)
  Notes receivable - S-Sixteen Holding Company..............        --     (7,250)
  Principal repayments - S-Sixteen Holding Company..........       883        351
  Common stock issued.......................................       409         --
  Repurchase common stock...................................        --     (3,120)
                                                              --------   --------
          Net cash provided by financing activities.........     4,992     (7,886)
                                                              --------   --------
          Net increase (decrease) in cash and cash
           equivalents......................................        61     (1,322)
Cash and cash equivalents at beginning of period............     4,552      2,997
                                                              --------   --------
Cash and cash equivalents at end of period..................  $  4,613   $  1,675
                                                              ========   ========

                See accompanying Notes to Financial Statements.

                       REMINGTON OIL AND GAS CORPORATION

                         NOTES TO FINANCIAL STATEMENTS
NOTE 1. ACCOUNTING POLICIES AND BASIS OF PRESENTATION

     Remington Oil and Gas Corporation, a Delaware corporation (the "Company" or "Remington"), is an independent oil and gas exploration and production company. The Company's activities and properties are located in three core areas, offshore Gulf of Mexico, Mississippi/Alabama and onshore Gulf Coast.

     The financial statements are prepared according to the instructions to Form 10-Q and may not include all disclosures required for financial statements prepared in conformity with generally accepted accounting principles. The results of operations and financial position for the interim periods presented include all transactions and adjustments which management believes are necessary for fair presentation. All adjustments are of a normal recurring nature. The results of operations for the three and six months ended June 30, 1998, are not necessarily indicative of the results for the full year. The financial statements and related notes to the financial statements presented in this Form 10-Q should be read together with the audited financial statements of the Company for the year ended December 31, 1997. There were no material changes in the significant accounting policies, details of accounts or notes to the financial statements during the interim periods except as presented below.

NOTE 2. PROPOSED MERGER

     S-Sixteen Holding Company, a Delaware corporation ("SSHC"), owns 1,840,525 shares (approximately 57%) of the Class A (Voting) Common Stock ("Remington Class A Stock") of Remington and 294,643 shares of the Class B (Non-Voting) Common Stock ("Remington Class B Stock"). SSHC is owned by an entity controlled by Mr. J. R. Simplot of Boise, Idaho. On June 22, 1998, Remington and SSHC executed an Agreement and Plan of Merger under which SSHC will merge into Remington with Remington being the surviving corporation (the "Merger"). In addition, in connection with the Merger, Remington will convert its two classes of common stock into a single class (the "Conversion of Stock"). The Merger and the Conversion of Stock are hereinafter referred to as the "Transaction."

     Upon the consummation of the Transaction, the Company will exchange 1.15 shares of new voting common stock ("Remington Common Stock") for each share of outstanding Remington Class A Stock not directly owned by SSHC, 1 share of Remington Common Stock for each share of outstanding Remington Class B Stock not directly owned by SSHC and 72.329 shares of Remington Common Stock for each share of outstanding common stock in SSHC (the "Conversion of Stock"). After the Conversion of Stock, the sole stockholder of SSHC will own 2,785,028 shares of Remington Common Stock. In addition, SSHC's sole stockholder will receive a stock warrant to purchase up to 300,000 shares of Remington Common Stock at various prices, and the note payable to Remington by SSHC will be canceled. See
Note 4. Note Receivable S-Sixteen Holding Company. The 1,840,525 shares of Remington Class A Stock and 88,668 shares of Remington Class B Stock owned directly by SSHC will be canceled as will the Remington Class A Stock and Remington Class B Stock held as treasury stock by Remington. A Special Meeting of Stockholders of the Company is planned for late summer or early fall to consider and vote upon the proposal to approve and adopt the Agreement and Plan of Merger.

     In addition, Mr. Simplot, who controls SSHC's sole stockholder, beneficially owns 2,845,000 shares of Remington Class B Stock, which will be converted into a like number of shares of Remington Common Stock pursuant to the Transaction. Thus, upon the consummation of the Transaction, Mr. Simplot and his affiliates (not including shares beneficially held by Mr. David H. Hawk and Mr. James Arthur Lyle, SSHC's nominees to Remington's Board of Directors) will beneficially own 5,630,028 shares of Remington Common Stock, representing approximately 27% of the outstanding class.

     One of the subsidiaries of SSHC that would be acquired by Remington as part of the Merger is CKB Petroleum, Inc. ("CKBP"), which currently transports all of the Company's oil production from the South Pass Area blocks in the Gulf of Mexico, to Venice, Louisiana. See Note 6. Related Party Transactions.

                       REMINGTON OIL AND GAS CORPORATION

NOTE 3. SUBSEQUENT EVENT

     On July 31, 1998, the Company and Texas Eastern Transmission Corporation ("TETCO") agreed to terminate the South Pass Block 89 long-term gas sales contract effective June 30, 1998 (the "TETCO Contract Termination"). TETCO made a Termination Payment (as defined in the agreement) to the Company in the amount of $49.8 million. As part of the termination agreement, TETCO was released from the gas purchase contract, including gas substitution and indemnification rights thereunder, as well as related indemnification and other obligations under a 1990 settlement agreement. Remington will sell all gas produced on and after July 1, 1998 from South Pass Block 89 on the spot market. Under the gas contract, which was to expire in July 2002, the Company was receiving $12.38 per Mcf for gas produced from the southern portion of South Pass Block 89 and $6.83 per Mcf for gas produced from the northern portion of the block, with the gas price escalating 10% per year. Gas sales revenue received under the long-term contract in excess of the average non contract spot market price for this block was $5.8 million for the first six months of 1998 and was estimated to be $4.3 million for the last six months of 1998. Approximately one-half of the value of the contract, as evaluated by the Company's independent reservoir engineers at January 1, 1998 was associated with a high risk and undrilled well location in the Company's U-1/1 reservoir. Reserves for this location were 78 MBbls and 3,141 MMcf at January 1, 1998. At June 30, 1998 the net capitalized cost remaining for South Pass Block 89 platform B was $7.4 million. The Company may incur an impairment charge because of the reduction in the price received for natural gas production from this block but the amount, if any, has not yet been determined. In the third quarter the Company will reassess the block in order to comply with Statement of Financial Accounting Standard ("SFAS") No. 121 entitled "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of."

     The Company filed a declaratory judgment action against Phillips in federal district court in Dallas, Texas requesting the court to declare that none of the proceeds received from the TETCO Contract Termination are owed to Phillips by virtue of a 33% Net Profits interest in South Pass Block 89.

NOTE 4. NOTE RECEIVABLE S-SIXTEEN HOLDING COMPANY

     The Company extended the maturity date of the $6.95 million note receivable from SSHC, dated June 3, 1997, from May 29, 1998 to November 29, 1998. The balance on June 30, 1998 was $5.3 million. The note receivable will be canceled at the effective time of the Transaction. However, in accordance with the Agreement and Plan of Merger, SSHC will continue to make payments until such effective time. See Note 2. Proposed Merger.

NOTE 5. NOTES PAYABLE

     Remington has $38.4 million of 8 1/4% Convertible Subordinated Notes ("Notes") outstanding on June 30, 1998. The Indenture for the Notes (the "Indenture") provides that if a "change in control" occurs, the Company shall, pursuant to the Indenture, offer to purchase on the 40th Business Day following the date on which such "change in control" occurs, any and all of the then outstanding Notes at a purchase price equal to 100% of the principal amount of the Notes, plus accrued but unpaid interest on the Notes. If the Merger takes place, a "change in control" will occur since the holders of a majority of the Remington Class A Stock immediately prior to the Transaction will not receive at least a majority of the voting common stock of the continuing or surviving corporation. See Note 2. Proposed Merger.

     Remington may not have sufficient cash to purchase all of the Notes tendered. In such event, the Company would have to explore other avenues for the means to purchase the tendered Notes including, but not limited to, obtaining bank financing and/or utilizing the public and private debt and equity markets. The Company anticipates that until the Phillips litigation in Louisiana state court is resolved, the case will continue to impede the Company's access to credit and capital markets, and the Company may also consider the sale or other disposition of assets. In addition, Remington's Board of Directors has the ability to withdraw the

                       REMINGTON OIL AND GAS CORPORATION

Company from the Transaction up until the effective time of the Transaction if the Board determines that the impact of the Transaction on the Company's liquidity is unacceptable to the Board.

     The due date of the Company's line of credit with a borrowing base of $10.0 million has been extended to September 1998. The line of credit was renewed in 1995, 1996 and 1997 and the Company expects to renew or replace this line of credit in September. The line of credit is collateralized by the Company's oil and gas properties. The balance on June 30, 1998 was $9.7 million, and letters of credit totaling $250,000 have been issued against this line of credit. On June 30, 1998, a violation of a negative covenant concerning the current ratio existed. The violation did not become an "Event of Default' as defined in the loan agreement because it is not continuing.

NOTE 6. RELATED PARTY TRANSACTIONS

     SSHC controls approximately 57% of the outstanding Class A Stock of the Company and 94% of the outstanding shares of CKBP. Under both applicable law and Board of Directors' resolution, transactions with affiliates must be approved by the Board of Directors, be fair and reasonable to the Company and be on terms no less favorable to the Company than can be obtained from an unaffiliated party in an arm's-length transaction.

     CKBP owns a minority interest in the pipeline that transports oil from South Pass Area blocks in the Gulf of Mexico, to Venice, Louisiana. The pipeline tariff is $2.75 per barrel and is published with the Federal Energy Regulatory Commission. The rate is consistent with rates offered by unrelated parties from the South Pass Area to Venice. Transportation expense incurred and payable to CKBP was $863,000 and $825,000 for the three months ended June 30, 1998 and 1997, respectively and $1.7 million and $1.6 million for the six months ended June 30, 1998 and 1997, respectively.

     In April 1992, the Company acquired all of the assets and assumed all of the liabilities of OKC Limited Partnership (the "Partnership"). Under the Partnership Agreement, the general partners were entitled to advancement of litigation expenses if they were named parties to litigation in their capacity as general partners. Accordingly, the Company was obligated to advance litigation expenses to the general partners. In addition, the Company advanced litigation expenses on behalf of certain directors and officers of the Company in applicable situations. The litigation for which advancements were made has been either settled or dismissed. However, during the three and six months ending June 30, 1997, the Company advanced $57,000 and $73,000, respectively, on behalf of the above parties.

     Interest income accrued on the note receivable from SSHC was $139,000 and $283,000 for the three and six months ended June 30, 1998, respectively and $114,000 for the three months ended June 30, 1997. Principal payments received from SSHC during the same periods totaled $336,000, $883,000 and $351,000, respectively. The balance of the note receivable on June 30, 1998, was $5.3 million. See Note 4. Note Receivable -- S-Sixteen Holding Company.

     During the three and six months ended June 30, 1998, the Company incurred executive search fees totaling $33,000 and $40,000, respectively, to Preng and Associates, Inc., an entity controlled by a member of the Board of Directors. Executive search fees paid to Preng and Associates, Inc. during the six months ended June 30, 1997 were $76,000.

NOTE 7. CONTINGENCIES

  Phillips Petroleum Case

     The Company and Phillips Petroleum Company are engaged in a dispute concerning the Net Profits interest in South Pass Block 89. In this litigation, Phillips contends that pursuant to its 33% Net Profits interest in South Pass Block 89, it was entitled to receive an overriding royalty for months in which

                       REMINGTON OIL AND GAS CORPORATION

"net profits" were not achieved; that an excessive oil transportation fee was being charged to the Net Profits account; and that the entire $69.6 million cash payment that had been received by the Partnership from the 1990 settlement of previous litigation should have been credited to the Net Profits account instead of the $5.8 million that was credited. On the latter claim, Phillips seeks to receive in excess of $21.5 million, while on the first two claims Phillips alleged aggregate damages of several million dollars. In addition, Phillips, under Louisiana Mineral Code, is seeking double damages and cancellation of the farmout agreement that created the Net Profits interest. Remington denies Phillips' claims and vigorously defended against them during a non-jury trial held in April 1997. In addition to contesting the claims of Phillips, the Company asserted a counterclaim at trial that Phillips had breached a settlement agreement regarding previous litigation between the parties and claimed damages in excess of $10.0 million. The parties presented oral arguments to the court on September 3, 1997 and are awaiting a ruling by the trial judge. Certain possible results of the Phillips Petroleum Case could have a material adverse effect on the Company. Statement of Financial Accounting Standards No. 5 entitled "Accounting for Contingencies" ("SFAS 5"), in pertinent part requires that a loss contingency be accrued if it is probable that a liability has been incurred and that the amount thereof can be reasonably estimated. The complexities of the Phillips case are such that the Company is unable to determine whether the probability exists that a liability has been incurred. Further, the Company cannot reasonably estimate the amount of any possible adverse outcome. Accordingly, no loss contingency accrual can be made at this time in accordance with SFAS 5.

  Other Contingencies

     The Company is not a party to any material pending legal proceedings other than the foregoing.

NOTE 8. COMPREHENSIVE INCOME

     Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 130 entitled "Reporting Comprehensive Income." The statement establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. For the three and six months ended June 30, 1998 and 1997, comprehensive income includes net income (loss) and unrealized gains on marketable securities. The impact of adopting SFAS No. 130 is as follows:

                                                  THREE MONTHS ENDED   SIX MONTHS ENDED
                                                       JUNE 30,            JUNE 30,
                                                  ------------------   ----------------
                                                    1998       1997     1998      1997
                                                  --------    ------   -------   ------
Net income (loss)...............................  $(1,157)    $(710)   $(3,152)  $1,345
Unrealized gain on marketable securities........       --       196         --       54
                                                  -------     -----    -------   ------
Net comprehensive income (loss).................  $(1,157)    $(514)   $(3,152)  $1,399
                                                  =======     =====    =======   ======

                       REPORT OF INDEPENDENT ACCOUNTANTS

To The Stockholders and Board of Directors of
S-Sixteen Holding Company and Subsidiaries

     We have audited the accompanying consolidated balance sheets of S-Sixteen Holding Company and Subsidiaries ("the Company") as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years ending December 31, 1997, 1996, and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of S-Sixteen Holding Company and Subsidiaries as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years ended December 31, 1997, 1996, and 1995 in conformity with generally accepted accounting principles.

                                            /s/ ARTHUR ANDERSEN LLP

Dallas, Texas
June 4, 1998

                   S-SIXTEEN HOLDING COMPANY AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                 AT DECEMBER 31,
                                                              ---------------------
                                                                1997        1996
                                                              ---------   ---------
                                                              (IN THOUSANDS, EXCEPT
                                                                   SHARE DATA)
Current assets
  Cash and cash equivalents.................................   $   102     $   117
  Accounts receivable -- trade..............................         6           9
  Accounts receivable -- related party......................       518         680
  Prepaid and other current assets..........................        42         237
                                                               -------     -------
          Total current assets..............................       668       1,043
                                                               -------     -------
Properties
  Oil and gas properties....................................        35          35
  Petroleum pipeline and equipment..........................     5,570       5,570
  Other properties and equipment............................        21          52
  Accumulated depreciation, depletion, amortization and
     dismantlement..........................................    (3,171)     (2,876)
                                                               -------     -------
          Total properties..................................     2,455       2,781
                                                               -------     -------
Other assets
  Land -- held for sale.....................................       214         219
  Marketable securities.....................................    11,191      19,704
  Long-term accounts receivable -- related party............       188         205
  Other assets..............................................        --          55
                                                               -------     -------
          Total other assets................................    11,593      20,183
                                                               -------     -------
          Total assets......................................   $14,716     $24,007
                                                               =======     =======

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
  Current liabilities
     Accounts payable.......................................   $    62     $    94
     Accounts payable -- related party......................        19          --
     Accrued and other current liabilities..................        66          36
     Short-term notes payable...............................     6,671       1,020
     Current portion of long-term notes payable.............        19          --
                                                               -------     -------
          Total current liabilities.........................     6,837       1,150
                                                               -------     -------
  Other liabilities
     Long-term notes payable................................     1,899       6,471
     Minority interest in subsidiaries......................       154         257
                                                               -------     -------
          Total other liabilities...........................     2,053       6,728
                                                               -------     -------
          Total liabilities.................................     8,890       7,878
                                                               -------     -------
Commitments and contingencies (Note 10)
Stockholders' equity
  Common Stock, $0.01 par value
     Class A Common Stock -- 25,000 shares authorized; 33
      shares issued and outstanding.........................        --          --
     Class B Common Stock -- 475,000 shares authorized;
      42,875 shares issued..................................         1           1
  Additional paid in capital................................     1,944       1,944
  Treasury stock, at cost, 4,403 shares Class B in 1997.....    (2,057)         --
  Retained earnings.........................................    11,590      12,369
  Unrealized gain (loss) on marketable securities...........    (5,652)      1,815
                                                               -------     -------
          Total stockholders' equity........................     5,826      16,129
                                                               -------     -------
          Total liabilities and stockholders' equity........   $14,716     $24,007
                                                               =======     =======

          See accompanying Notes to Consolidated Financial Statements.

                   S-SIXTEEN HOLDING COMPANY AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                     YEARS ENDED DECEMBER 31,
                                                              --------------------------------------
                                                                 1997          1996          1995
                                                              ----------     ---------     ---------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues
  Pipeline revenue..........................................   $ 3,216        $2,842        $2,723
  Oil and gas sales.........................................        66            64           198
  Interest income...........................................        15            68           129
  Gain (loss) on sale of marketable securities..............        --            --         2,575
  Other income..............................................        38           215            54
                                                               -------        ------        ------
          Total revenues....................................     3,335         3,189         5,679
                                                               -------        ------        ------
Costs and expenses
  Pipeline operations.......................................       120           161           146
  Depreciation, depletion, amortization and dismantlement...       315           305           331
  Impairment of land held for sale..........................        --            97            --
  General and administrative................................     1,037         1,046           773
  Legal.....................................................       654           633         2,014
  Reorganization expense....................................       122            --            --
  Interest expense..........................................       661           639           726
                                                               -------        ------        ------
          Total costs and expenses..........................     2,909         2,881         3,990
                                                               -------        ------        ------
Income (loss) before taxes and minority interest............       426           308         1,689
                                                               -------        ------        ------
  Income tax expense........................................     1,063           291           601
                                                               -------        ------        ------
Income (loss) before minority interest......................      (637)           17         1,088
                                                               -------        ------        ------
  Minority interest in (income) loss of subsidiaries........        73           (61)          (69)
                                                               -------        ------        ------
          Net income (loss).................................   $  (564)       $  (44)       $1,019
                                                               =======        ======        ======
Basic and diluted income (loss) per share...................   $(13.42)       $(1.02)       $23.70
                                                               =======        ======        ======
Weighted average common shares outstanding..................        42            43            43
                                                               =======        ======        ======

          See accompanying Notes to Consolidated Financial Statements.

                   S-SIXTEEN HOLDING COMPANY AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                            COMMON STOCK
                                       -----------------------
                                       CLASS A      CLASS B                                         UNREALIZED
                                       (VOTING)   (NON-VOTING)                                         GAIN       MINIMUM
                                       --------   ------------   ADDITIONAL                         (LOSS) ON     PENSION
                                         PAR          PAR         PAID-IN     TREASURY   RETAINED   MARKETABLE   LIABILITY
                                        VALUE        VALUE        CAPITAL      STOCK     EARNINGS   SECURITIES   ADJUSTMENT
                                       --------   ------------   ----------   --------   --------   ----------   ----------
                                                                  (IN THOUSANDS, EXCEPT SHARES)
Balance at December 31, 1994.........    $--           $1          $1,938     $    --    $11,394     $10,239        $ --
  Net income (loss)..................                                                      1,019
  Unrealized (loss) on marketable
    Securities (net of income tax)...                                                                 (6,572)
  Minimum pension liability
    adjustment.......................                                                                                (71)
                                         ---           --          ------     -------    -------     -------        ----
Balance at December 31, 1995.........     --            1           1,938          --     12,413       3,667         (71)
                                         ---           --          ------     -------    -------     -------        ----
  Issuance of 33 shares of Class A
    Common Stock.....................     --                            6
  Net income (loss)..................                                                        (44)
  Unrealized (loss) on marketable
    Securities (net of income tax)...                                                                 (1,852)
  Minimum pension liability
    adjustment.......................                                                                                 71
                                         ---           --          ------     -------    -------     -------        ----
Balance at December 31, 1996.........     --            1           1,944          --     12,369       1,815          --
                                         ---           --          ------     -------    -------     -------        ----
  Net income (loss)..................                                                       (564)
  Unrealized (loss) on marketable
    Securities (net of income tax)...                                                                 (7,467)
  Purchase 4,403 shares of treasury
    stock............................                                          (2,057)
  Dividends paid.....................                                                       (215)
                                         ---           --          ------     -------    -------     -------        ----
Balance at December 31, 1997.........    $--           $1          $1,944     $(2,057)   $11,590     $(5,652)       $ --
                                         ===           ==          ======     =======    =======     =======        ====

          See accompanying Notes to Consolidated Financial Statements.

                   S-SIXTEEN HOLDING COMPANY AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOW

                                                                YEARS ENDED DECEMBER 31,
                                                              -----------------------------
                                                               1997       1996       1995
                                                              -------    -------    -------
                                                                     (IN THOUSANDS)
Net income (loss)...........................................  $  (564)   $   (44)   $ 1,019
  Minority interest.........................................      (73)        61         69
  Depreciation, depletion, amortization and dismantlement
     expense................................................      315        305        331
  Impairment of land held for sale..........................       --         97         --
  Deferred income tax expense...............................    1,016        281        596
  Reorganization expense....................................      122         --         --
  Increase in allowance for doubtful accounts...............       67         51         12
  (Gain) on sale of assets..................................      (35)      (198)    (2,612)
  Decrease (increase) in accounts receivable................       56         (6)       (11)
  Decrease (increase) in prepaid and other current assets...      195        (10)       170
  Increase (decrease) in accounts payable and accrued
     liabilities............................................       17       (510)         1
                                                              -------    -------    -------
          Net cash flow provided by (used in) operations....    1,116         27       (425)
                                                              -------    -------    -------
Cash flow from investing activities
  Payments for capital expenditures.........................       --         (5)      (438)
  Proceeds from sale of assets..............................       43        393      5,062
  Collection of account receivable from sale of assets......       --         --      1,978
                                                              -------    -------    -------
          Net cash provided by investing activities.........       43        388      6,602
                                                              -------    -------    -------
Cash flow from financing activities
  Proceeds from the sale of common stock....................                   7
  Dividends paid............................................     (215)
  Purchase of treasury stock................................   (2,057)
  Proceeds from notes payable...............................    9,347      1,016         55
  Principal payments on notes payable.......................   (8,249)    (4,000)    (5,005)
                                                              -------    -------    -------
          Net cash used in financing activities.............   (1,174)    (2,977)    (4,950)
                                                              -------    -------    -------
Net increase (decrease) in cash and cash equivalents........      (15)    (2,562)     1,227
Beginning cash and cash equivalents.........................      117      2,679      1,452
                                                              -------    -------    -------
          Ending cash and cash equivalents..................  $   102    $   117    $ 2,679
                                                              =======    =======    =======
Cash paid for interest and financing costs..................  $   599    $   639    $   726
                                                              =======    =======    =======
Cash paid for income taxes..................................  $    47    $    10    $     5
                                                              =======    =======    =======

          See accompanying Notes to Consolidated Financial Statements.

                   S-SIXTEEN HOLDING COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

 Business

     S-Sixteen Holding Company, a Delaware Corporation, formerly Box Brothers Holding Company ("BBHC"), and subsidiaries ("SSHC" or the "Company") is primarily engaged in crude oil transportation services through its 94%-owned subsidiary CKBP. In addition, SSHC owns 94% of CKBA and 100% of Box Brothers Realty Investments Company, CB Farms, Inc. and Box Resources Inc. SSHC also owns approximately 57% of the voting shares of Remington. CKBP owns an interest in a pipeline that transports oil from Remington's South Pass field to Venice, Louisiana.

     In August 1994, BBHC filed a petition for business reorganization under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. Following the filing for Chapter 11 bankruptcy protection, BBHC acted as Debtor in Possession during its reorganization process. BBHC's plan of reorganization was confirmed by the Bankruptcy Court on April 13, 1995. The assets and liabilities of BBHC before and after the reorganization were maintained at historical cost and no accounting policies were changed. See Note
12. Litigation and Bankruptcy.

  Change in Ownership

     On August 29, 1997, entities controlled by Mr. J.R. Simplot purchased all of the Class A (Voting) Common Stock and 90% of the Class B (Non-Voting) Common Stock of BBHC from Don D. Box, Gary D. Box, Thomas D. Box and Douglas D. Box (the "Box Brothers") and settled all litigation existing between and among Mr. Simplot and the Box Brothers (the "Simplot Transaction"). The remaining 10% of the Class B (Non-Voting) Common Stock of the Company was subsequently acquired by the Company as treasury stock.

  Basis of Presentation

     Management prepares the financial statements in conformity with generally accepted accounting principles. This requires estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

  Principles of Consolidation

     The consolidated financial statements include the accounts of SSHC and its majority owned subsidiaries. Minority interest represents the minority shareholders' proportionate share in the net income and equity of CKBP and CKBA. All significant intercompany balances and transactions are eliminated. The Company owns less than 11% of the total outstanding common stock of Remington but approximately 57% of the Class A (Voting) common stock of Remington. The control of Remington, however, is temporary because of a pending merger between SSHC and Remington. The proposed merger, which is subject to approval by holders of both the Class A (Voting) common stock and the Class B (Non-Voting) common stock of Remington, would replace Remington's two classes of common stock with one class of voting stock. In addition, as a result of the proposed merger SSHC will cease to exist, and no individual or entity would own a majority of the common stock of Remington outstanding at the completion of the merger transaction. Therefore, the Company does not include Remington as part of the consolidated group. The Company accounts for the Remington shares owned as marketable securities available-for-sale. See Note 2. Marketable Securities.

                   S-SIXTEEN HOLDING COMPANY AND SUBSIDIARIES

  Cash and Cash Equivalents

     Cash equivalents consist of liquid investments with an average maturity of three months or less when purchased, including money market funds principally invested in United States government securities. Cash and cash equivalents are stated at cost plus accrued interest, which approximates market value.

  Marketable Securities

     Marketable securities, classified as available-for-sale, are recorded on the balance sheet at their market value on the balance sheet date. Unrealized holding gains and losses for securities classified as available-for-sale are excluded from earnings and recorded, net of tax and minority interest, as a separate component of stockholders' equity.

  Property and Equipment

     Capitalized property and equipment includes the original purchase, betterment and renewal of significant assets. The Company depreciates capitalized property using the straight-line method over the estimated useful lives of three to twenty-two years. Maintenance, ordinary repairs and minor replacements are charged to expense when incurred. Upon sale or retirement of property and equipment, the Company eliminates the costs and related accumulated depreciation from the respective accounts. The gain or loss from the sale of an asset is included in the income statements. Future dismantlement, restoration and abandonment costs include the estimated costs to dismantle, restore and abandon the Company's pipeline. The current estimate for dismantlement, restoration and abandonment is $227,000. The liability is accrued using a straight line method over sixteen years ending in the year 2005.

  Income Taxes

     Income tax expense or benefit includes current income taxes and deferred income taxes. Current income tax expense or benefit is the amount calculated on the income tax return for that year. Deferred income tax expense or benefit is calculated as the change in the net deferred income tax asset or liability at the beginning of the year compared to the end of the year. The amount of the deferred income tax asset or liability is determined by multiplying the enacted tax rate by the temporary differences, net operating and capital loss carry-forwards plus any tax credit carry-forwards. The tax rate used is the effective rate applicable for the year in which the temporary differences or carry-forwards expect to be reversed or utilized. A valuation allowance offsets deferred income tax assets, which are not expected to reverse in future years using a "more likely than not" scenario. See Note 4. Deferred Income Tax Asset and Income Taxes.

  Income per Common Share

     Income per common share equals net income divided by the weighted average number of common shares outstanding for the period. The Company has no dilutive securities.

NOTE 2. MARKETABLE SECURITIES

     Marketable securities held by the Company at December 31, 1997 and 1996 consists of 1,840,525 shares of Remington Class A (Voting) common stock and 294,643 shares of Remington Class B (Non-Voting)

                   S-SIXTEEN HOLDING COMPANY AND SUBSIDIARIES common stock. The Remington stock is traded on the NASDAQ National Market System. The following table presents the closing prices, cost and holding gains or losses at December 31, 1997 and 1996.

                                                               AT DECEMBER 31,
                                                              -----------------
                                                               1997      1996
                                                              -------   -------
                                                               (IN THOUSANDS)
Closing price
Remington Class A (Voting) common stock.....................  $ 5.250   $ 9.250
Remington Class B (Non-Voting) common stock.................  $ 5.188   $ 9.125
Total cost of marketable securities.........................  $16,802   $16,802
Gross unrealized holding gains..............................    1,181     2,902
Gross unrealized holding losses.............................   (6,792)       --
                                                              -------   -------
          Net carrying value at end of period...............  $11,191   $19,704
                                                              =======   =======

     On June 3, 1998, the closing price of Remington Class A (Voting) common stock was $5.938 and the price of Remington Class B (Non-Voting) common stock was $5.938. Total market value of the securities on that date was $12.7 million.

     The Company computes realized gains and losses on specific identification of the securities sold. The Company did not sell any of the available-for-sale securities during 1997 and 1996. In 1995 the Company sold 510,632 shares of Remington's Class B (Non-Voting) Common Stock for $5.0 million at a gross realized gain of $2.6 million. The Company's Remington Class A (Voting) common stock is pledged as collateral on the note payable to Remington. See Note 5. Notes Payable.

NOTE 3. REORGANIZATION EXPENSE

     In 1997, as part of the Simplot Transaction, the Company transferred a country club membership and an automobile to one of the Box Brothers and a split dollar life insurance policy to another one of the Box Brothers. The net book value of the assets was $122,000 and was charged to reorganization expense.

NOTE 4. DEFERRED INCOME TAXES

     The significant components of the Company's deferred income taxes are as follows:

                                                               AT DECEMBER 31,
                                                              -----------------
                                                               1997      1996
                                                              -------   -------
                                                               (IN THOUSANDS)
Federal income tax net operating loss carryforward..........  $   935   $ 1,172
Excess of accrued book liabilities over tax liabilities.....       --       (16)
Excess of book basis over tax basis for depreciable
  assets....................................................     (549)     (610)
Excess of tax basis over book basis for accounts
  receivable................................................      652       628
Excess of book basis over tax basis for marketable
  securities................................................    1,964    (1,016)
                                                              -------   -------
Total deferred tax asset (liability)........................    3,002       158
                                                              -------   -------
Valuation allowance.........................................   (3,002)     (158)
                                                              -------   -------
          Net deferred tax asset (liability)................  $    --   $    --
                                                              =======   =======

     The Company's unused net operating loss carryforward of $2.7 million for federal income tax purposes will expire during the years 2009 and 2010. In 1997, the increase in the valuation allowance was charged to deferred federal income tax expense for $883,000 and to unrealized loss on marketable securities for $2.0 million.

                   S-SIXTEEN HOLDING COMPANY AND SUBSIDIARIES

     A reconciliation of the Company's income tax expense (benefit) calculated at the Federal statutory rate to the Company's actual income tax provision for the years ended December 31, 1997, 1996 and 1995 is as follows:

                                                                 FOR YEARS ENDED
                                                                   DECEMBER 31,
                                                              ----------------------
                                                               1997     1996    1995
                                                              ------    ----    ----
                                                                  (IN THOUSANDS)
Federal Statutory rate calculation..........................  $  133    $118    $589
Permanent differences.......................................       0       5       7
Increase in valuation allowance.............................     883     158      --
                                                              ------    ----    ----
Net deferred federal income tax expense.....................   1,016     281     596
Current state income taxes..................................      47      10       5
                                                              ------    ----    ----
          Total income tax expense..........................  $1,063    $291    $601
                                                              ======    ====    ====

NOTE 5. NOTES PAYABLE

     The following table summarizes the notes payable of the Company at December 31, 1997 and 1996.

                                                               AT DECEMBER 31,
                                                              -----------------
                                                               1997      1996
                                                              -------   -------
                                                               (IN THOUSANDS)
Comerica Bank due April 30, 1997
  Interest at prime plus 1%.................................  $    --   $   991
Trammel Crow and Crow Cement Company L.P. due May 27, 2000,
  Interest at 6%............................................       --     6,500
Remington Oil and Gas Corporation due November 29, 1998,
  Interest at various rates (see below).....................    6,192        --
Margin debt on marketable securities
  Interest rate 8.5% since inception........................      479        --
Note payable to stockholder, due October 14, 2027,
  Interest at 8%............................................    1,918        --
                                                              -------   -------
          Total notes payable...............................    8,589     7,491
                                                              -------   -------
Less current portion........................................   (6,690)   (1,020)
                                                              -------   -------
          Net long-term notes payable.......................  $ 1,899   $ 6,471
                                                              =======   =======

     The Company paid off the Comerica Bank revolving line of credit and the note payable to Trammel Crow and Crow Cement Company in April 1997 with the proceeds of the note payable to Remington. SSHC did not renew the line of credit with Comerica Bank. The Company borrowed $7.25 million on a short-term note payable from Remington on April 29, 1997. The original May 29, 1997 due date was extended to June 3, 1997, at which time the note payable was replaced by a new $6.95 million note payable dated June 3, 1997. The note requires monthly installment payments of principal and interest totaling $100,000 commencing June 29, 1997. The interest rate is equal to the prime rate of Chase Bank of Texas, National Association (formerly known as Texas Commerce Bank National Association) plus 1% until the sixth month when the rate escalates monthly by 0.1% over the previous month's rate. Effective May 29, 1998, the note was renewed under the present terms, including the 0.1% per month interest rate escalation, and the due date of May 29, 1998 was extended to November 29, 1998.

     Pledged as collateral under a related Amended and Restated Pledge Agreement (the "Pledge Agreement") are the 1.8 million shares of Remington's Class A (Voting) common stock, 800,000 shares of CKBP

                   S-SIXTEEN HOLDING COMPANY AND SUBSIDIARIES common stock and 800,000 shares of CKBA common stock owned by SSHC. The pledged stock represents approximately 57%, 94% and 94% of the outstanding shares of the classes of stock, respectively. The fair market value of the collateral is required to be $2.00 for each $1.00 of unpaid principal debt. Failure to pay the monthly installment within 10 days and failure to maintain fair market value of collateral are two, among several, actions which constitute events of default under the Pledge Agreement. In the event of default, as defined in the Pledge Agreement, Remington, upon five days' notice to the Company, has the right to foreclose upon and sell the collateral stock. The Pledge Agreement also provides that upon the occurrence and during the continuance of an event of default, if the collateral has not been foreclosed upon, Remington may direct the vote of the collateral stock.

     CKBA owns 205,975 shares of the Class B (Non-Voting) Common Stock of Remington which are pledged as collateral against the margin debt. The interest rate has been 8.5% since the inception of the margin debt.

     The Company borrowed $1.9 million from the primary stockholder during October 1997. The proceeds were used to fund a portion of the purchase of 4,403 shares of the Company's Common Stock. The note payable is due October 14, 2027. Note payments are amortized over 30 years at an interest rate of 8%. Scheduled installment payments of principal and interest are approximately $14,000 per month. Principal payments due on long-term debt for the years ending December 31, 1998, 1999, 2000, 2001 and 2002 are $19,000, $18,000, $19,000, $21,000 and
$22,000, respectively.

NOTE 6. MINORITY INTERESTS

     The minority interest included in the Company's financial statements represent the ownership by two stockholders of approximately 5.9% of both CKBP and CKBA. Each year the minority interest liability is increased or decreased by the minority stockholders' percentage of net income or loss, unrealized gain or loss on marketable securities, and dividends paid during the current year.

NOTE 7. COMMON STOCK AND DIVIDENDS ON COMMON STOCK

     The holders of Class A (Voting) Common Stock and Class B (Non-Voting) Common Stock of the Company participate equally in the earnings, dividends and other characteristics. The only difference between the two classes of stock is that Class A Stock has voting rights while the Class B Stock has no voting rights, unless otherwise required by Delaware law. The Company paid dividends totaling $215,000 (including dividends of $78,000 paid to the minority interest stockholders by CKBP) in 1997. Currently, dividends are not contractually restricted. The Company uses the cost method for accounting for treasury stock.

NOTE 8. EMPLOYEE BENEFIT PLANS

     The pension plan adopted by CKBP is a noncontributory defined benefit pension plan covering substantially all employees. The benefits available under the plan are generally based on years of service and average earnings. CKBP funds the plan with annual contributions at least equal to the minimum funding provisions of the Employment Retirement Income Security Act, as amended, but no more than the maximum tax deductible contribution allowed. Plan assets consist primarily of equity and fixed income securities. The

                   S-SIXTEEN HOLDING COMPANY AND SUBSIDIARIES following table sets forth the plan's funded status and amounts recognized in the Company's balance sheets as of December 31, 1997 and 1996.

                                                              AT DECEMBER 31,
                                                              ---------------
                                                               1997     1996
                                                              ------   ------
                                                              (IN THOUSANDS)
Vested benefit obligation...................................  $(567)   $(545)
Non-vested benefit obligation...............................     --      (29)
Additional liability due to projected salary increases......     --      (17)
                                                              -----    -----
Projected benefit obligation................................   (567)    (591)
                                                              -----    -----
Fair value of plan assets...................................    595      607
                                                              -----    -----
Fair value of plan assets in excess of projected benefit
  obligation................................................     28       16
                                                              -----    -----
Unamortized transition amount...............................     --        8
Unrecognized gain (loss)....................................    (25)     (55)
                                                              -----    -----
Prepaid pension cost/(Pension liability)....................  $   3    $ (31)
                                                              =====    =====

     The net periodic pension cost of the plan for 1997, 1996 and 1995 included the following components:

                                                               FOR YEARS ENDED
                                                                 DECEMBER 31,
                                                              ------------------
                                                              1997   1996   1995
                                                              ----   ----   ----
                                                                (IN THOUSANDS)
Service cost................................................  $ 13   $ 24   $ 14
Interest cost on projected benefit obligation...............    43     36     28
Actual return on plan assets................................   (53)   (48)   (62)
Net amortizations and deferrals.............................     6     21     31
                                                              ----   ----   ----
Net periodic pension costs..................................     9     33     11
                                                              ----   ----   ----
Special recognition due to curtailment and lump sum
  settlements...............................................    (2)    --     --
                                                              ----   ----   ----
          Net periodic pension costs........................  $  7   $ 33   $ 11
                                                              ====   ====   ====

     The determination of the actuarial present value of the projected benefit obligation as of December 31, 1997, 1996 and 1995 assumed a discount rate of 7.25% and a 3% rate of increase in future compensation levels. The assumed weighted average long-term rate of return on plan assets was 8% for 1997, 1996 and 1995.

     SFAS No. 106 entitled "Employers' Accounting for Postretirement Benefits Other Than Pensions" and SFAS No. 112 entitled "Employers' Accounting for Postemployment Benefits" require the recognition and disclosure of the estimated future costs of postretirement and postemployment benefits to which the Company is obligated. The Company has no history of paying postretirements benefits other than pensions and is not obligated to pay such benefits in the future. Future obligations for postemployment benefits are immaterial. Therefore, no liability for either SFAS No. 106 and SFAS No. 112 has been recognized in the financial statements.

                   S-SIXTEEN HOLDING COMPANY AND SUBSIDIARIES

NOTE 9. RELATED PARTY TRANSACTIONS

     Net accounts and notes receivable from stockholders and other related parties at December 31, 1997 and 1996 are presented in the following table.

                                                               AT DECEMBER 31,
                                                              -----------------
                                                               1997      1996
                                                              -------   -------
                                                               (IN THOUSANDS)
Account receivable -- Estate of Cloyce K. Box...............  $ 2,101   $ 2,101
Allowance for doubtful accounts -- Estate of Cloyce K.
  Box.......................................................   (1,891)   (1,824)
                                                              -------   -------
Net account receivable -- Estate of Cloyce K. Box...........      210       277
Account receivable -- Remington Oil and Gas Corporation.....      308       276
Note and accrued interest receivable -- J. Bradford.........       --        24
Note and accrued interest receivable -- C. Johnson..........       --        37
Other accounts receivable from officers.....................       --        66
                                                              -------   -------
Total current accounts receivable -- related party..........      518       680
                                                              -------   -------
Long-term accounts receivable -- related party..............      188       205
                                                              -------   -------
          Total net related party accounts receivable.......  $   706   $   885
                                                              =======   =======

     The receivable from the Estate of Cloyce K. Box was primarily the result of the plan of reorganization under Chapter 11 of the Bankruptcy Code. See Note 12. Litigation and Bankruptcy. Cloyce K. Box was the former controlling stockholder of the Company before his death. Two of the Box Brothers are co-executors of the Estate and were officers and owners of the Company before the Simplot Transaction.

     CKBP owns a minority interest in a pipeline that transports oil from the South Pass Area (offshore Louisiana) to Venice, Louisiana. CKBP receives $2.75 per barrel for oil transported by Remington. For the years ended December 31, 1997, 1996 and 1995 CKBP billed Remington $3.2 million, $2.8 million and $2.7 million, respectively, for pipeline transportation. Also, Remington bills the Company for an allocated portion of office space that is subleased to CKBP, certain payroll costs and benefits, and other overhead costs. The amounts billed are considered to be fair value of such usage by, or allocations. Remington billed the Company $40,000, $81,000 and $134,000 for the three years ended December 31, 1997, 1996 and 1995, respectively. The above table reflects net amounts outstanding at December 31, 1997 and 1996.

     J. Bradford and C. Johnson were minority stockholders in SSHC until the Company redeemed their shares of Class B (Non-Voting) Common Stock. As part of the purchase price the Company tendered the notes receivable and accrued interest back to the individuals. The remainder of the purchase price was paid in cash. In addition, during 1997, SSHC made loans to two other minority stockholders Bernay Box and Blake Box in the amount of $50,000 and $25,000, respectively. The notes receivable plus accrued interest were tendered back to them as part of the purchase price of their Class B (Non-Voting) common stock.
J. Bradford, C. Johnson, Bernay Box and Blake Box are all first cousins of the Box Brothers.

     The long-term accounts receivable -- related party reflects the Company's claim under a Collateral Assignment Split Dollar Insurance Agreement between the Company and the Box Brothers. If the policy is terminated the Company will receive the lesser of the total premiums advanced or the cash value of the life insurance policy. In case of the death of the insured, the Company will receive the total premiums advanced for the life insurance policies. The carrying value of the long-term accounts receivable -- related party is the net cash value of the life insurance policies since the current cash value is less than the total premiums advanced and termination of the policy is controlled by the Box Brothers.

     In 1997, as part of the Simplot Transaction, the Company transferred a country club membership and an automobile to one of the Box Brothers and a split dollar life insurance policy to another one of the

                   S-SIXTEEN HOLDING COMPANY AND SUBSIDIARIES

Box Brothers. The net book value of the assets was $122,000 and was charged to reorganization expense. See Note 3. Reorganization Expense. The other accounts receivable from officers include amounts advanced to the some of the Box Brothers for various expenditures that were subsequently determined by current management to have been proper expenses of the Company and were therefore charged to expense in 1997.

NOTE 10. COMMITMENTS AND CONTINGENCIES

  Minority Shareholders' Litigation

     The Company and two of its subsidiaries are named as defendants in a case styled D. James Fajack and Otto J. Buis v. Box Brothers Holding Company, CKB Petroleum Inc., and CKB & Associates, Inc., filed in the 162nd Judicial District Court for Dallas County, Texas. Messrs. Buis and Fajack, each minority shareholders of CKBP and CKBA, originally filed suit on August 28, 1997 against SSHC in Buis' and Fajack's individual capacities and on behalf of CKBP and CKBA. The third amended petition names SSHC, CKBP and CKBA as defendants. The plaintiffs allege breach of fiduciary duty, corporate waste, fraud and misappropriation. Buis and Fajack seek an accounting as well as unspecified monetary damages. Further, they seek a court ordered buy-out of their interests in CKBP and CKBA. SSHC has filed an answer. The time for CKBP and CKBA to file an answer has not yet expired.

     The Company has filed a motion to disqualify counsel for Fajack and Buis because of Counsel's representation of Special Litigation Committees of SSHC and CKBP in related litigation. SSHC has also filed a motion for a protective order requesting a stay of discovery while the motion to disqualify is pending. SSHC has expressed its intent to vigorously defend against this suit. If the Company is not successful in this suit, it is the opinion of the Company that any adverse judgments would not have a material adverse effect on the Company.

  Other Contingencies

     The Company is not a party to any other material pending legal proceedings.

NOTE 11. INDUSTRY SEGMENT AND CONCENTRATION OF BUSINESS

     The Company is engaged primarily in only one business, oil transportation, and owns only one oil pipeline. The Company has only one major customer, Remington, which accounted for 96%, 89% and 48% of the total revenues in 1997, 1996 and 1995, respectively. The Company also has a large investment in marketable equity securities of Remington Oil and Gas Corporation. See Note 2. Marketable Securities.

     Oil and gas operations are not material to the Company and therefore the Company does not disclose information about oil and gas reserves or standardized measures of discounted future net cash flow from oil and gas properties.

                   S-SIXTEEN HOLDING COMPANY AND SUBSIDIARIES

NOTE 12. LITIGATION AND BANKRUPTCY

     BBHC and the Estate of Cloyce K. Box were defendants in litigation relating to indemnification of a business associate in connection with the construction and financing of a cement plant. The trial court entered a $14.7 million judgment against BBHC and the Estate of Cloyce K. Box. In August 1994, BBHC filed a petition for reorganization under Chapter 11 of the United States Bankruptcy Code and perfected an appeal of the trial court's judgment. On April 13, 1995, the Bankruptcy Court confirmed BBHC's Plan of Reorganization. Pursuant to the plan, BBHC agreed to deliver to the plaintiffs 563,380 shares of Remington Class B (Non-Voting) common stock valued at $5.0 million, a promissory note in the amount of $6.5 million, a security agreement, and a Release and Covenant Not to Sue. In the Release and Covenant Not to Sue, all parties agreed to a comprehensive settlement and compromise of all litigation whether pending or not, and further agreed to the Plan of Reorganization that was confirmed by the Bankruptcy Court. In executing the Release and Covenant Not to Sue, the parties denied any liability to the other parties. In addition, the parties agreed to dismiss both the original litigation and the appeal of the trial court's judgment. Although the $11.5 million settlement liability was divided equally between BBHC and the Estate of Cloyce K. Box, BBHC recorded the entire $11.5 million as a liability in 1994, and at the same time, reduced to zero a $3.3 million note payable to the Estate of Cloyce K. Box and recorded a $2.4 million account receivable from the Estate of Cloyce K. Box. See Note 9. Related Party Transactions.

                   S-SIXTEEN HOLDING COMPANY AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                               JUNE 30,     DECEMBER 31,
                                                                 1998           1997
                                                              -----------   ------------
                                                              (UNAUDITED)

                                                                (IN THOUSANDS, EXCEPT
                                                                     SHARE DATA)
Current assets
  Cash and cash equivalents.................................    $   234       $   102
  Accounts receivable -- trade..............................          4             6
  Accounts receivable -- related party......................        484           518
  Prepaid expenses and other current assets.................         49            42
                                                                -------       -------
          Total current assets..............................        771           668
                                                                -------       -------
Properties
  Oil and gas properties....................................         35            35
  Petroleum pipeline and equipment..........................      5,570         5,570
  Other properties and equipment............................         21            21
  Accumulated depreciation, depletion, amortization and
     dismantlement..........................................     (3,323)       (3,171)
                                                                -------       -------
          Total properties..................................      2,303         2,455
                                                                -------       -------
Other assets
  Land -- held for sale.....................................        214           214
  Marketable securities.....................................     13,087        11,191
  Long-term accounts receivable -- related party............        189           188
                                                                -------       -------
          Total other assets................................     13,490        11,593
                                                                -------       -------
          Total assets......................................    $16,564       $14,716
                                                                =======       =======

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
  Current liabilities
     Accounts payable.......................................    $    40       $    62
     Accounts payable -- related party......................         52            19
     Accrued and other current liabilities..................         52            66
     Short-term notes payable...............................      5,786         6,671
     Current portion of long-term notes payable.............         17            19
                                                                -------       -------
          Total current liabilities.........................      5,947         6,837
                                                                -------       -------
  Other liabilities
     Long-term notes payable................................      1,895         1,899
     Minority interest in subsidiaries......................        113           154
                                                                -------       -------
          Total other liabilities...........................      2,008         2,053
                                                                -------       -------
          Total Liabilities.................................      7,955         8,890
                                                                -------       -------
Commitments and contingencies (Note 4)
Stockholders' equity
  Common stock, $0.01 par value
     Class A Common Stock -- 25,000 shares authorized; 33
      shares issued and outstanding.........................         --            --
     Class B Common Stock -- 475,000 shares authorized;
      42,875 shares issued..................................          1             1
  Additional paid-in capital................................      1,944         1,944
  Treasury stock, at cost, 4,403 shares Class B.............     (2,057)       (2,057)
  Retained earnings.........................................     12,476        11,590
  Unrealized (loss) on marketable securities................     (3,755)       (5,652)
                                                                -------       -------
          Total stockholders' equity........................      8,609         5,826
                                                                -------       -------
          Total liabilities and stockholders' equity........    $16,564       $14,716
                                                                =======       =======

          See accompanying Notes to Consolidated Financial Statements.

                   S-SIXTEEN HOLDING COMPANY AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                           THREE MONTHS ENDED    SIX MONTHS ENDED
                                                                JUNE 30,             JUNE 30,
                                                           ------------------    ----------------
                                                            1998       1997       1998      1997
                                                           -------    -------    ------    ------
                                                                        (UNAUDITED)
                                                              (IN THOUSANDS, EXCEPT PER SHARE
                                                                          AMOUNTS)
Revenues
  Pipeline revenue.......................................  $  863     $  825     $1,706    $1,606
  Oil and gas sales......................................       7         11         21        40
  Other income...........................................      --          4         --        19
                                                           ------     ------     ------    ------
          Total revenues.................................     870        840      1,727     1,665
                                                           ------     ------     ------    ------
Costs and expenses
  Pipeline operations....................................      23         22         67        54
  Depreciation, depletion, amortization and
     dismantlement.......................................      77         80        152       159
  General and administrative expenses....................      38        361         93       712
  Legal expenses.........................................      62        293         76       461
  Interest and financing costs...........................     197        159        390       275
                                                           ------     ------     ------    ------
          Total costs and expenses.......................     397        915        778     1,661
                                                           ------     ------     ------    ------
Income before taxes and minority interest................     473        (75)       949         4
  Income tax expense.....................................       3         28          9        28
                                                           ------     ------     ------    ------
Income before minority interest..........................     470       (103)       940       (24)
                                                           ------     ------     ------    ------
  Minority interest in income of subsidiaries............      28         15         54        29
                                                           ------     ------     ------    ------
Net income...............................................  $  442     $ (118)    $  886    $  (53)
                                                           ======     ======     ======    ======
Basic and diluted income per share.......................  $11.33     $(2.74)    $22.72    $(1.23)
                                                           ======     ======     ======    ======
Weighted average common shares outstanding...............      39         43         39        43
                                                           ======     ======     ======    ======

          See accompanying Notes to Consolidated Financial Statements.

                   S-SIXTEEN HOLDING COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                               SIX MONTHS ENDED
                                                                   JUNE 30,
                                                              -------------------
                                                               1998        1997
                                                              ------      -------
                                                                  (UNAUDITED)
                                                                (IN THOUSANDS)
Cash flow provided by operations
  Net income................................................  $  886      $   (53)
     Minority interest......................................      54           29
     Depreciation, depletion, amortization and
      dismantlement.........................................     152          159
     (Gain) on sale of properties...........................      --          (16)
     Decrease (increase) in accounts receivable.............      36          (69)
     (Increase) in prepaid expenses and other current
      assets................................................      (7)         (16)
     Increase in accounts payable and accrued expenses......      (4)          97
                                                              ------      -------
          Net cash flow provided by operations..............   1,117          131
                                                              ------      -------
Cash from investing activities
  Proceeds from property sales..............................      --           21
                                                              ------      -------
          Net cash provided by investing activities.........      --           21
                                                              ------      -------
Cash from financing activities
  Dividends paid............................................     (94)        (153)
  Proceeds from notes payable...............................      --        7,758
  Principal repayments notes payable........................    (891)      (7,842)
                                                              ------      -------
          Net cash used in financing activities.............    (985)        (237)
                                                              ------      -------
          Net (decrease) in cash and cash equivalents.......     132          (85)
Cash and cash equivalents at beginning of period............     102          117
                                                              ------      -------
Cash and cash equivalents at end of period..................  $  234      $    32
                                                              ======      =======
Cash Paid for interest and financing costs..................  $  353      $   256
                                                              ======      =======
Cash Paid for income taxes..................................  $    9      $    28
                                                              ======      =======

          See accompanying Notes to Consolidated Financial Statements.

                   S-SIXTEEN HOLDING COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                FOR THE SIX MONTHS ENDED JUNE 30, 1998 AND 1997

NOTE 1. ACCOUNTING POLICIES AND BASIS OF PRESENTATION

  Business

     S-Sixteen Holding Company, a Delaware Corporation, formerly Box Brothers Holding Company ("BBHC"), and subsidiaries ("SSHC" or the "Company") is primarily engaged in crude oil transportation services through its 94%-owned subsidiary CKB Petroleum, Inc. ("CKBP"). In addition, SSHC owns 94% of CKB & Associates, Inc. ("CKBA") and 100% of Box Brothers Realty Investments Company, CB Farms, Inc. and Box Resources Inc. SSHC also owns approximately 57% of the voting shares of Remington Oil and Gas Corporation ("Remington"), a public company. CKBP owns an interest in a pipeline that transports oil from Remington's South Pass field to Venice, Louisiana.

  Change in Ownership

     On August 29, 1997, entities controlled by Mr. J.R. Simplot purchased all of the Class A (Voting) Common Stock and 90% of the Class B (Non-Voting) Common Stock of BBHC from Don D. Box, Gary D. Box, Thomas D. Box and Douglas D. Box (the "Box Brothers") and settled all litigation existing between and among Mr. Simplot and the Box Brothers (the "Simplot Transaction"). The remaining 10% of the Class B (Non-Voting) Common Stock of the Company was subsequently acquired by the Company as treasury stock.

     The financial statements are prepared according to the regulations of the Securities and Exchange Commission and may not include all disclosures required for financial statements prepared in conformity with generally accepted accounting principles. The results of operations and financial position for the interim periods presented include all transactions and adjustments which management believes are necessary for fair presentation. All adjustments are of a normal recurring nature. The financial statements presented in this Prospectus and Proxy Statement should be read together with the audited financial statements of the Company for the year ended December 31, 1997. The results of operations for the six months ended June 30, 1998, are not necessarily indicative of the results for the full year. There were no material changes in the significant accounting policies or details of accounts during the interim periods except as stated below.

NOTE 2. MARKETABLE SECURITIES

     Marketable securities held by the Company at June 30, 1998 and December 31, 1997 consists of 1,840,525 shares of Remington Class A (Voting) common stock and 294,643 shares of Remington Class B (Non-Voting) common stock. The Remington stock is traded on the NASDAQ National Market System. The following table presents the closing prices, cost and holding gains or losses at June 30, 1998 and December 31, 1997.

                                                            AT JUNE 30,    AT DECEMBER 31,
                                                                1998            1997
                                                            ------------   ---------------
                                                                    (IN THOUSANDS)
Closing price
Remington Class A (Voting) common stock...................    $ 6.250          $ 5.250
Remington Class B (Non-Voting) common stock...............    $ 5.375          $ 5.188
Total cost of marketable securities.......................    $16,802          $16,802
Gross unrealized holding gains............................      1,235            1,181
Gross unrealized holding losses...........................     (4,950)          (6,792)
                                                              -------          -------
          Net carrying value at end of period.............    $13,087          $11,191
                                                              =======          =======

                   S-SIXTEEN HOLDING COMPANY AND SUBSIDIARIES

     On August 5, 1998, the closing price of Remington Class A (Voting) Common Stock was $5.063 and the price of Remington Class B (Non-Voting) Common Stock was $4.75. Total market value of the securities on that date was $10.7 million.

     The Company computes realized gains and losses on specific identification of the securities sold. The Company did not sell any of the available-for-sale securities during the six month periods ended June 30, 1998 and 1997. The Company's Remington Class A (Voting) Common Stock is pledged as collateral on the note payable to Remington.

NOTE 3. RELATED PARTY TRANSACTIONS

     Net accounts and notes receivable from stockholders and other related parties at June 30, 1998 and December 31, 1997 are presented in the following table.

                                                             AT JUNE 30,   AT DECEMBER 31,
                                                                1998            1997
                                                             -----------   ---------------
                                                                    (IN THOUSANDS)
Account receivable -- Estate of Cloyce K. Box..............    $ 2,101         $ 2,101
Allowance for doubtful accounts -- Estate of Cloyce K.
  Box......................................................     (1,891)         (1,891)
                                                               -------         -------
Net account receivable -- Estate of Cloyce K. Box..........        210             210
Account receivable -- Remington Oil and Gas Corporation....        274             308
                                                               -------         -------
Total current accounts receivable -- related party.........        484             518
                                                               -------         -------
Long-term accounts receivable -- related party.............        189             188
                                                               -------         -------
Total net related party accounts receivable................    $   673         $   706
                                                               =======         =======

     The receivable from the Estate of Cloyce K. Box was primarily the result of the plan of reorganization under Chapter 11 of the Bankruptcy Code. Cloyce K. Box was the former controlling stockholder of the Company before his death. Two of the Box Brothers are co-executors of the Estate of Cloyce K. Box and were officers and owners of the Company before the Simplot transaction.

     CKBP owns a minority interest in a pipeline that transports oil from the South Pass Area (offshore Louisiana) to Venice, Louisiana. CKBP receives $2.75 per barrel for oil transported by Remington. For the three and six months ended June 30, 1998 and 1997 CKBP billed Remington $863,000, $1.7 million, $825,000 and $1.6 million, respectively, for pipeline transportation. The Company paid interest expense of $283,000 and principal of $883,000 on the note payable to Remington during the first six months of 1998.

     The long-term accounts receivable -- related party reflects the Company's claim under a Collateral Assignment Split Dollar Insurance Agreement between the Company and the Box Brothers. If the policy is terminated the Company will receive the lesser of the total premiums advanced or the cash value of the life insurance policy. In case of the death of the insured, the Company will receive the total premiums advanced for the life insurance policies. The carrying value of the long-term accounts receivable -- related party is the net cash value of the life insurance policies since the current cash value is less than the total premiums advanced and termination of the policy is controlled by the Box Brothers.

NOTE 4. COMMITMENTS AND CONTINGENCIES

  Minority Shareholders' Litigation

     The Company and two of its subsidiaries are named as defendants in a case styled D. James Fajack and Otto J. Buis v. Box Brothers Holding Company, CKB Petroleum Inc., and CKB & Associates, Inc., filed in the 162(nd) Judicial District Court for Dallas County, Texas. Messrs. Buis and Fajack, each minority shareholders of CKBP and CKBA, originally filed suit on August 28, 1997 against SSHC in Buis' and Fajack's individual

                   S-SIXTEEN HOLDING COMPANY AND SUBSIDIARIES capacities and on behalf of CKBP and CKBA. The third amended petition names SSHC, CKBP and CKBA as defendants. The plaintiffs allege breach of fiduciary duty, corporate waste, fraud and misappropriation. Buis and Fajack seek an accounting as well as unspecified monetary damages. Further, they seek a court ordered buy-out of their interests in CKBP and CKBA. SSHC has filed an answer. The time for CKBP and CKBA to file an answer has not yet expired.

     The Company has filed a motion to disqualify counsel for Fajack and Buis because of Counsel's representation of Special Litigation Committees of SSHC and CKBP in related litigation. SSHC has also filed a motion for a protective order requesting a stay of discovery while the motion to disqualify is pending. SSHC has expressed its intent to vigorously defend against this suit. If the Company is not successful in this suit, it is the opinion of the Company that any adverse judgments would not have a material adverse effect on the Company.

     The Company is not party to any other material legal proceedings.

NOTE 5. COMPREHENSIVE INCOME

     Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 130 entitled "Reporting Comprehensive Income". The statement establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. For the three and six months ended June 30, 1998 and 1997, comprehensive income includes net income and unrealized gains or losses for marketable securities. The impact of adopting SFAS No. 130 is as follows:

                                                     THREE MONTHS        SIX MONTHS
                                                   ENDING JUNE 30,    ENDING JUNE 30,
                                                   ----------------   ----------------
                                                    1998     1997      1998     1997
                                                   ------   -------   ------   -------
Net income (loss)................................  $  442   $  (118)  $  886   $   (53)
Unrealized gain (loss) on marketable
  securities.....................................    (230)   (3,163)   1,898    (4,720)
                                                   ------   -------   ------   -------
          Net comprehensive income (loss)........  $  212   $(3,281)  $2,784   $(4,773)
                                                   ======   =======   ======   =======

                                                                      APPENDIX I

                          AGREEMENT AND PLAN OF MERGER
                                 BY AND BETWEEN
                       REMINGTON OIL AND GAS CORPORATION
                                      AND
                           S-SIXTEEN HOLDING COMPANY

                           DATED AS OF JUNE 22, 1998

                               TABLE OF CONTENTS


                                                                                        PAGE
                                                                                        ----
ARTICLE I  THE MERGER.................................................................    1
  SECTION 1.1             The Merger..................................................    1
  SECTION 1.2             Effective Time..............................................    1
  SECTION 1.3             Closing.....................................................    2
  SECTION 1.4             Effects of Merger...........................................    2
  SECTION 1.5             Certificate of Incorporation................................    2
  SECTION 1.6             Bylaws......................................................    2
  SECTION 1.7             Officers and Directors......................................    2
  SECTION 1.8             Tax Consequences............................................    2
  SECTION 1.9             Further Assurances..........................................    2
ARTICLE II  RECAPITALIZATION AND CONVERSION AND
  EXCHANGE OF SHARES..................................................................    3
  SECTION 2.1             Conversion of Capital Stock of Remington and SSHC...........    3
                     (a)  SSHC Stock..................................................    3
                     (b)  Remington Class A Stock.....................................    3
                     (c)  Remington Class B Stock.....................................    3
                     (d)  Treasury Stock, Etc. of SSHC................................    3
                     (e)  Remington Stock Owned by SSHC...............................    3
                     (f)  Issuance of Certificates....................................    3
                     (g)  Remington Option Plans......................................    4
  SECTION 2.2             Remington to Make Shares Available..........................    4
  SECTION 2.3             Exchange of Shares..........................................    4
                     (a)  Letter of Transmittal.......................................    4
                     (b)  Dividends and Distributions.................................    4
                     (c)  Issuance of Certificates in Different Name..................    5
                     (d)  Stock Transfers.............................................    5
                          (i) Remington...............................................    5
                          (ii) SSHC...................................................    5
                     (e)  No Fractional Shares........................................    5
                     (f)  Unclaimed Exchange Fund.....................................    5
                     (g)  Certificates Lost, Destroyed Etc. ..........................    6
ARTICLE III  REPRESENTATIONS AND WARRANTIES OF SSHC...................................    6
  SECTION 3.1             Organization and Qualification..............................    6
                     (a)  Organization and Qualification..............................    6
                     (b)  Subsidiaries................................................    6
  SECTION 3.2             Capitalization..............................................    6
                     (a)  Capital Stock of SSHC.......................................    6
                     (b)  Subsidiaries................................................    7
                     (c)  Contractual Obligations.....................................    7
  SECTION 3.3             Authority Relative to this Agreement........................    7
  SECTION 3.4             Non-Contravention; Approvals and Consents...................    7
                     (a)  Non-Contravention...........................................    7
                     (b)  Consents and Approvals......................................    8
  SECTION 3.5             Financial Statements........................................    8
  SECTION 3.6             Tax Matters.................................................    8
                     (a)  Tax Returns.................................................    8
                     (b)  Definition of Taxes.........................................    9
  SECTION 3.7             Legal Proceedings...........................................    9
  SECTION 3.8             Information Supplied........................................    9

                                                                                        PAGE
                                                                                        ----
ARTICLE IV  REPRESENTATIONS AND WARRANTIES OF REMINGTON...............................    9
  SECTION 4.1             Organization and Qualification..............................    9
                     (a)  Organization and Qualification..............................    9
                     (b)  Subsidiaries................................................    9
  SECTION 4.2             Capitalization..............................................   10
                     (a)  Capital Stock of Remington..................................   10
                     (b)  Subsidiaries................................................   10
                     (c)  Contractual Obligations.....................................   10
                     (d)  Subordinated Notes..........................................   10
  SECTION 4.3             Authority Relative to this Agreement........................   10
  SECTION 4.4             Non-Contravention; Approvals and Consents...................   11
                     (a)  Non-Contravention...........................................   11
                     (b)  Consents and Approvals......................................   11
  SECTION 4.5             Remington SEC Reports and Financial Statements..............   12
  SECTION 4.6             Tax Matters.................................................   12
  SECTION 4.7             Legal Proceedings...........................................   12
  SECTION 4.8             Information Supplied........................................   13
ARTICLE V  COVENANTS..................................................................   13
  SECTION 5.1             Conduct of Businesses Prior to the Effective Time...........   13
  SECTION 5.2             Forbearances................................................   13
                     (a)  Changes in Stock; Dividends; Etc............................   13
                     (b)  Sale of Assets; Etc.........................................   13
                     (c)  Acquisitions and Investments................................   14
                     (d)  Contracts and Leases........................................   14
                     (e)  Compensation and Benefit Plans..............................   14
                     (f)  Settlements.................................................   14
                     (g)  Tax-Free Reorganization.....................................   14
                     (h)  Governing Documents.........................................   14
                     (i)  Representations and Warranties..............................   14
                     (j)  Other Actions...............................................   14
ARTICLE VI  ADDITIONAL AGREEMENTS.....................................................   15
  SECTION 6.1             Additional Agreements.......................................   15
                     (a)  SSHC Revenues...............................................   15
                     (b)  LLC Note....................................................   15
                     (c)  Intercompany Note...........................................   15
                          Preparation of Registration Statement, and the Proxy
  SECTION 6.2             Statement...................................................   15
  SECTION 6.3             Access to Information; Confidentiality......................   15
                     (a)  Access to Information.......................................   15
                     (b)  Confidentiality.............................................   15
  SECTION 6.4             Stockholder Approvals.......................................   16
                     (a)  Remington...................................................   16
                     (b)  Remington Stock Held by SSHC................................   16
                     (c)  SSHC Approval...............................................   16
  SECTION 6.5             Legal Conditions to Merger..................................   16
                     (a)  Regulatory and Other Approvals..............................   16
                     (b)  Removal of Injunctions, Etc.................................   16
  SECTION 6.6             NASDAQ Listing..............................................   17
  SECTION 6.7             Expenses....................................................   17
  SECTION 6.8             Brokers or Finders..........................................   17

                                                                                        PAGE
                                                                                        ----
  SECTION 6.9             Takeover Statutes...........................................   17
  SECTION 6.10            Conveyance Taxes............................................   17
  SECTION 6.11            Advice of Changes...........................................   17
ARTICLE VII  CONDITIONS PRECEDENT.....................................................   17
                          Conditions to Each Party's Obligation to Effect the
  SECTION 7.1             Merger......................................................   17
                     (a)  Stockholder Approval........................................   17
                     (b)  Registration Statement; State Securities Laws...............   18
                     (c)  NASDAQ Listing..............................................   18
                     (d)  Regulatory Approvals........................................   18
                     (e)  No Injunctions or Restraints................................   18
                     (f)  Burdensome Condition........................................   18
  SECTION 7.2             Conditions to Obligations of Remington......................   18
                     (a)  Representations and Warranties..............................   18
                     (b)  Performance of Obligations..................................   19
                     (c)  Proceedings.................................................   19
                     (d)  Tax Opinion.................................................   19
                     (e)  Opinion of Financial Advisor................................   19
                     (f)  Opinion of Counsel..........................................   20
  SECTION 7.3             Conditions to Obligations of SSHC...........................   20
                     (a)  Representations and Warranties..............................   20
                     (b)  Performance of Obligations..................................   20
                     (c)  Proceedings.................................................   20
                     (d)  Tax Opinion.................................................   20
                     (e)  Opinion of Counsel..........................................   21
ARTICLE VIII  TERMINATION AND AMENDMENT...............................................   21
  SECTION 8.1             Termination.................................................   21
  SECTION 8.2             Effect of Termination.......................................   22
  SECTION 8.3             Amendment...................................................   22
  SECTION 8.4             Extension; Waiver...........................................   22
ARTICLE IX  GENERAL PROVISIONS........................................................   22
  SECTION 9.1             Nonsurvival of Representations, Warranties and Agreements...   22
  SECTION 9.2             Notices.....................................................   22
  SECTION 9.3             Interpretation..............................................   23
  SECTION 9.4             Entire Agreement; No Third Party Beneficiaries..............   23
  SECTION 9.5             Governing Law...............................................   23
  SECTION 9.6             Public Announcements........................................   23
  SECTION 9.7             Severability................................................   23
  SECTION 9.8             No Assignment; Binding Effect...............................   23
  SECTION 9.9             Enforcement of the Agreement................................   23
  SECTION 9.10            Certain Definitions.........................................   24
                     (a)  Affiliate...................................................   24
                     (b)  Beneficial Ownership........................................   24
                     (c)  Business Day................................................   24
                     (d)  Knowledge...................................................   24
                     (e)  Material Adverse Effect.....................................   24
                     (f)  Person......................................................   24
                     (g)  Representatives.............................................   24
                     (h)  Subsidiary..................................................   24
  SECTION 9.11            Counterparts................................................   24
  SECTION 9.12            Time of Essence.............................................   24

EXHIBITS
Exhibit A      Certificate of Merger
Schedule I     Restated Certificate of Incorporation
Exhibit B      Warrant Agreement
Exhibit C      Opinion of Counsel to SSHC
Exhibit D-1    Opinion of Counsel to Remington (Delaware)
Exhibit D-2    Opinion of Counsel to Remington (Texas)

                          AGREEMENT AND PLAN OF MERGER

     THIS AGREEMENT AND PLAN OF MERGER ("AGREEMENT") dated as of June 22, 1998, by and between REMINGTON OIL AND GAS CORPORATION, a Delaware corporation ("REMINGTON"), and S-SIXTEEN HOLDING COMPANY, a Delaware corporation ("SSHC").

     WHEREAS, the Special Transactions Committee (the "STC") of the Board of Directors of Remington has determined that the business combination provided for herein in which SSHC would merge with and into Remington (the "MERGER"), such that Remington would be the surviving corporation -- which combination includes the other transactions contemplated hereby and explained more fully below -- is fair to Remington and its stockholders other than SSHC and its affiliates, and on that basis has approved and has recommended that the Board of Directors of Remington approve the Merger and the other transactions contemplated hereby;

     WHEREAS, the Board of Directors of Remington and SSHC have identified valid business purposes for the Merger with respect to each of Remington and SSHC (sometimes referred to herein as the "Constituent Corporations"), including but not limited to the simplification of the capital structure of the Constituent Corporations, providing all equity owners of Remington the opportunity to vote, increasing the liquidity and trading efficiency of the equity stock of Remington, improving Remington's access to the capital markets, providing an efficient instrument for other business combinations that are in the best interests of Remington and maximizing value for the stockholders of the Constituent Corporations.

     WHEREAS, Boards of Directors of Remington and SSHC have approved, and deem it advisable and in the best interests of their respective stockholders to consummate the Merger;

     WHEREAS, in connection with the Merger, and as a condition thereof, the Board of Directors of Remington has approved, and deems it advisable and in the best interests of its stockholders to accomplish, an exchange and reclassification of its capital stock to be effected by the Merger, in accordance with Section 251(b)(3) of the Delaware General Corporation Law (the "DGCL"), pursuant to which all issued and outstanding shares of Remington capital stock shall be converted into, reclassified as and exchanged for, a single class of voting common stock, par value $0.01 per share, of Remington (the "REMINGTON COMMON STOCK"), pursuant to the terms and conditions of this Agreement and Remington's Restated Certificate of Incorporation (the "RESTATED CERTIFICATE OF AMENDMENT") contained in the Certificate of Merger (the "CERTIFICATE OF MERGER") in the Form of Exhibit A hereto;

     WHEREAS, as a condition and inducement to SSHC's willingness to enter into this Agreement, Remington will grant to the sole shareholder of SSHC at Closing (as herein defined) a warrant to purchase shares of Remington capital stock, in the form of Exhibit B hereto (the "WARRANT AGREEMENT");

     WHEREAS, Remington and SSHC desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein and in the SSHC Warrant, the parties hereto agree as follows:

                                   ARTICLE I

                                   THE MERGER

     SECTION 1.1 The Merger. Subject to the terms and conditions of this Agreement, in accordance with the DGCL, at the Effective Time (as defined in Section 1.2), (i) SSHC shall merge with and into Remington and the separate corporate existence of SSHC shall terminate, (ii) Remington shall be the surviving corporation (hereinafter sometimes called the "SURVIVING CORPORATION") in the Merger, and shall continue its corporate existence under the laws of the State of Delaware, and (iii) the name of the Surviving Corporation shall be "Remington Oil and Gas Corporation."

     SECTION 1.2 Effective Time. The Merger shall become effective as set forth in the Certificate of Merger. Remington shall file the Certificate of Merger with the Secretary of State of the State of Delaware

(the "DELAWARE SECRETARY"), in accordance with Section 251(c) of the DGCL, on the Closing Date (as defined in Section 1.3). The term "EFFECTIVE TIME" shall be the date and time when the Merger becomes effective, as set forth in the Certificate of Merger.

     SECTION 1.3 Closing. Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to
Section 8.1, the closing of the Merger (the "CLOSING") will take place at 10:00 a.m., local time, on a date to be specified by the parties, which shall be not more than two (2) business days after satisfaction or waiver (subject to applicable law) of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Closing Date) set forth in Article VII hereof (the "CLOSING DATE"), unless another time or date is agreed to in writing by the parties. The Closing shall be held at such location in the City of Dallas, Texas, as is agreed to in writing by the parties. At Closing, there shall be delivered to Remington and SSHC, as applicable, the certificates, agreements and other documents and instruments required to be delivered under Article VII.

     SECTION 1.4 Effects of Merger. At and after the Effective Time, the Merger shall have the effects set forth in the DGCL.

     SECTION 1.5 Certificate of Incorporation. At the Effective Time, the Certificate of Incorporation of Remington (as amended by the Restated Certificate of Incorporation contained in the Certificate of Merger) shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with such Certificate of Incorporation, the Bylaws of Remington and applicable law. The Restated Certificate of Incorporation authorizes and provides for (i) 100,000,000 authorized shares of Remington Common Stock, (ii) the reclassification and exchange of Class A (Voting) Common Stock, par value $1.00 per share, of Remington ("REMINGTON CLASS A STOCK") and Class B (Nonvoting) Common Stock, par value $1.00 per share, of Remington ("REMINGTON CLASS B STOCK"), into shares of Remington Common Stock in accordance with the Certificate of Merger and as provided in Section 2.1 below, and (iii) 25,000,000 authorized shares of "blank check" Preferred Stock, par value $0.01 per share, of Remington.

     SECTION 1.6 Bylaws. At the Effective Time, the Bylaws of Remington shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with such Bylaws and applicable law.

     SECTION 1.7 Officers and Directors. At the Effective Time, the officers and directors of Remington immediately prior to the Effective Time shall, from and after the Effective Time, be the officers and directors, respectively, of the Surviving Corporation until their successors have been duly elected or appointed and qualified, or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Certificate of Incorporation and Bylaws.

     SECTION 1.8 Tax Consequences. It is intended that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "CODE"), and that this Agreement shall constitute a "plan of reorganization" for purposes of the Code.

     SECTION 1.9 Further Assurances. Each party hereto will, either prior to or after the Effective Time, execute such further documents, instruments, deeds, bills of sale, assignments and assurances and take such further actions as may be requested by the other party to consummate the Merger, to vest the Surviving Corporation with full title to all assets, properties, privileges, rights, approvals, immunities and franchises of either of the Constituent Corporations or to effect the other purposes of this Agreement.

                                   ARTICLE II

                              RECAPITALIZATION AND
                       CONVERSION AND EXCHANGE OF SHARES

     SECTION 2.1  Conversion of Capital Stock of Remington and SSHC.

     (a) SSHC Stock. At the Effective Time and by virtue of the Merger, each share of the Class A (Voting) Common Stock, par value $0.01 per share, of SSHC, and each share of the Class B (NonVoting) Stock, par value $0.01 per share, of SSHC (collectively, the "SSHC STOCK") issued and outstanding immediately prior to the Effective Time (other than shares of SSHC Stock held in SSHC's treasury) shall be converted into the right to receive 72.329 shares of Remington Common Stock (the "SSHC STOCK EXCHANGE RATIO"); provided, that such conversion shall be effected in accordance with the provisions of this Article II upon the surrender of the certificates representing such SSHC Stock (each, an "SSHC STOCK CERTIFICATE").

     (b) Remington Class A Stock. At the Effective Time and by virtue of this Agreement and the Certificate of Merger, each share of Remington Class A Stock issued and outstanding immediately prior to the Effective Time (other than shares of Remington Class A Common Stock held in Remington's treasury), shall be converted into the right to receive 1.15 shares of Remington Common Stock (the "REMINGTON CLASS A EXCHANGE RATIO"); provided, that such conversion shall be effected in accordance with the provisions of this Article II upon the surrender of the certificates representing such Remington Class A Stock (each, a "REMINGTON CLASS A CERTIFICATE").

     (c) Remington Class B Stock. At the Effective Time and by virtue of this Agreement and the Certificate of Merger, each share of Remington Class B Stock issued and outstanding immediately prior to the Effective Time (other than shares of Remington Class B Common Stock held in Remington's treasury), shall be converted into the right to receive 1.0 shares of Remington Common Stock (the "REMINGTON CLASS B EXCHANGE RATIO"); provided, that such conversion shall be effected in accordance with the provisions of this Article II upon the surrender of the certificates representing such Remington Class B Stock (each, a "REMINGTON CLASS B CERTIFICATE").

     (d) Treasury Stock, Etc. of SSHC. At the Effective Time, all shares of SSHC Stock, if any, that are owned by SSHC as treasury stock and all shares of SSHC Stock that are owned directly or indirectly by Remington or SSHC or by any of their respective Subsidiaries shall be cancelled and shall cease to exist and no stock of Remington or other consideration shall be issued or delivered in exchange therefor.

     (e) Remington Stock Owned by SSHC. At the Effective Time, all shares of Remington Class A Stock and Remington Class B Stock owned directly by SSHC shall be cancelled and shall cease to exist and no shares of Remington Common Stock or other consideration shall be issued or delivered in exchange therefor, it being the purpose and intent of this Section 2.1 that the consideration SSHC shall receive in the Merger shall consist solely of the shares of Remington Common Stock set forth in Section 2.1(a).

     (f) Issuance of Certificates. All of the shares of SSHC Stock, Remington Class A Stock and Remington Class B Stock converted into Remington Common Stock pursuant to this Article II and the Certificate of Merger shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each SSHC Stock Certificate, Remington Class A Certificate or Remington Class B Certificate previously representing any such shares of SSHC Stock, Remington Class A Stock or Remington Class B Stock, as the case may be (such SSHC Stock Certificates, Remington Class A Certificates and Remington Class B Certificates are sometimes collectively referred to herein as the "CERTIFICATES") shall thereafter represent the right to receive (i) a certificate representing the number of whole shares of Remington Common Stock (each, a "REMINGTON COMMON STOCK CERTIFICATE") and (ii) the cash in lieu of fractional shares into which the shares of SSHC Stock, Remington Class A Stock and Remington Class B Stock represented by such Certificates, as the case may be, have been converted pursuant to this Section 2.1 and Section 2.3(e) hereof and the Certificate of Merger. Certificates previously representing shares of SSHC Stock, Remington Class A Stock and Remington Class B Stock, as the case may be, shall be exchanged for Remington Common Stock Certificates representing whole shares of

Remington Common Stock and cash in lieu of fractional shares issued in consideration therefor upon the surrender of such Certificates in accordance with Section 2.3, without any interest thereon. If, prior to the Effective Time, the outstanding shares of Remington Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in Remington's capitalization (other than as provided in the Certificate of Merger), then an appropriate and proportionate adjustment shall be made to the SSHC Stock Exchange Ratio, the Remington Class A Exchange Ratio and Remington Class B Exchange Ratio, as applicable.

     (g) Remington Option Plans. At the Effective Time, each option to purchase shares of Remington Class B Stock which is outstanding and unexercised immediately prior thereto shall cease to represent a right to acquire shares of Remington Class B Stock, and shall be converted automatically into an option to purchase the same number of shares of Remington Common Stock at the same price per share.

     The adjustment provided herein with respect to any options which are "incentive stock options" (as defined in Section 422 of the Code) shall be and is intended to be effected in a manner which is consistent with Section 424(a) of the Code and, to the extent it is not so consistent, such Section 424(a) shall override anything to the contrary contained herein. The duration and other terms of the new option shall be the same as the original option, except that all references to Remington Class B Stock shall be deemed to be references to Remington Common Stock.

     SECTION 2.2 Remington to Make Shares Available. At or prior to the Effective Time, Remington shall deposit, or shall cause to be deposited, with a bank or trust company selected by Remington (the "EXCHANGE AGENT"), for the benefit of holders of Certificates, for exchange in accordance with this Article II and the Certificate of Merger, Remington Common Stock Certificates representing the Remington Common Stock and an estimated amount of cash in lieu of any fractional shares (the cash payable in lieu of fractional shares and the Remington Common Stock Certificates, together with any dividends or distributions with respect thereto, being hereinafter referred to as the "EXCHANGE FUND") to be issued pursuant to Section 2.1 and the Certificate of Merger, and paid pursuant to Section 2.3(a) in exchange for outstanding shares of SSHC Stock, Remington Class A Stock and Remington Class B Stock, as the case may be.

     SECTION 2.3  Exchange of Shares.

     (a) Letter of Transmittal. As soon as practicable after the Effective Time, and in no event later than ten (10) business days thereafter, the Exchange Agent shall mail to each holder of record of Certificates a form letter of transmittal (the "LETTER OF TRANSMITTAL") (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of such Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates representing, as the case may be, SSHC Stock, Remington Class A Stock and Remington Class B Stock, and the cash in lieu of fractional shares, if any, into which the shares of SSHC Stock, Remington Class A Stock and Remington Class B Stock represented by such Certificates, as the case may be, shall have been converted pursuant to this Agreement and the Certificate of Merger. Upon proper surrender of a Certificate for exchange and cancellation to the Exchange Agent, together with such properly completed Letter of Transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor, as applicable, (i) a Remington Common Stock Certificate representing that number of shares of Remington Common Stock to which such holder of SSHC Stock, Remington Class A Stock and Remington Class B Stock, as the case may be, shall have become entitled pursuant to the provisions of Section 2.1 and the Certificate of Merger, and (ii) a check representing the amount of cash in lieu of fractional shares, if any, which such holder has the right to receive in respect of the Certificate surrendered pursuant to the provisions of this Article II, and the Certificate so surrendered shall be cancelled. No interest will be paid or accrued on the cash in lieu of fractional shares and unpaid dividends and distributions, if any, payable to holders of Certificates.

     (b) Dividends and Distributions. No dividends or other distributions with a record date after the Effective Time with respect to Remington Common Stock shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificates in accordance with this Article II. After the surrender of a Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or distributions, without interest thereon, which theretofore had become payable with respect to shares of Remington Common Stock represented by such Certificate.

     (c) Issuance of Certificates in Different Name. If any Remington Common Stock Certificate is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent, in advance, any transfer or other taxes required by reason of the issuance of a Remington Common Stock Certificate in any name other than that of the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

     (d) Stock Transfers.

          (i) Remington. At or after the Effective Time, there shall be no transfers on the stock transfer books of Remington of the shares of Remington Class A Stock or Remington Class B Stock which were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Remington Class A Certificates and/or Remington Class B Certificates are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for certificates representing shares of Remington Common Stock as provided in this Article II.

          (ii) SSHC. At or after the Effective Time, there shall be no transfers on the stock transfer books of SSHC of the shares of SSHC Stock which were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, SSHC Stock Certificates are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for certificates representing shares of Remington Common Stock as provided in this Article II.

     (e) No Fractional Shares. Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Remington Common Stock shall be issued upon surrender for exchange of Certificates, no dividend or distribution with respect to Remington Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Remington. In lieu of the issuance of any such fractional share, Remington shall pay to each former holder of SSHC Stock, Remington Class A Stock and Remington Class B Stock, as the case may be, who otherwise would be entitled to receive such fractional share an amount in cash determined as follows: (i) in the case of SSHC Class A Stock (as herein defined) and Remington Class A Stock, by multiplying (A) the average of the closing sale prices of Remington Class A Stock on the Nasdaq National Market System ("NASDAQ") as reported by The Wall Street Journal for the five (5) trading days immediately preceding the date on which the Effective Time occurs by (B) the fraction of a share of Remington Common Stock to which such holder would otherwise be entitled to receive pursuant to Section 2.1 hereof and the Certificate of Merger, and (ii) in the case of SSHC Class B Stock (as herein defined) and Remington Class B Stock, by multiplying (A) the average of the closing sale prices of Remington Class B Stock on NASDAQ as reported by The Wall Street Journal for the five (5) trading days immediately preceding the date on which the Effective Time occurs by (B) the fraction of a share of Remington Common Stock to which such holder would otherwise be entitled to receive pursuant to Section 2.1 hereof and the Certificate of Merger.

     (f) Unclaimed Exchange Fund. Any portion of the Exchange Fund which remains unclaimed by the stockholders of SSHC and/or Remington for twelve (12) months after the Effective Time shall be paid to Remington. Any stockholders of SSHC and/or Remington who have not theretofore complied with this Article II shall thereafter look only to Remington for payment of the shares of Remington Common Stock, cash in lieu of any fractional shares and unpaid dividends and distributions on the Remington Common Stock deliverable in respect of each share of SSHC Stock, Remington Class A Stock or Remington Class B Stock such stockholder holds, as the case may be, as determined pursuant to this Agreement and the Certificate of Merger, in each case, without any interest thereon. Notwithstanding anything to the contrary contained herein, none of Remington, SSHC, the Exchange Agent or any other person shall be liable to any former holder of shares of SSHC Stock, Remington Class A Stock or Remington Class B Stock, as the case may be, for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

     (g) Certificates Lost, Destroyed Etc. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Remington, the posting by such person of a bond in such amount as Remington may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Remington Common Stock and cash in lieu of fractional shares deliverable in respect thereof pursuant to this Agreement and the Certificate of Merger.

                                  ARTICLE III

                     REPRESENTATIONS AND WARRANTIES OF SSHC

     SSHC hereby represents and warrants to Remington as follows:

     SECTION 3.1  Organization and Qualification.

     (a) Organization and Qualification. Each of SSHC and its Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has full corporate power and authority to conduct its business as and to the extent now conducted and to own, use and lease its assets and properties, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have nor reasonably be expected to have a Material Adverse Effect (as herein defined) on SSHC and its Subsidiaries.

     (b) Subsidiaries. Section 3.1 of the letter dated the date hereof and delivered to Remington by SSHC concurrently with the execution and delivery of this Agreement (the "SSHC DISCLOSURE LETTER") sets forth (i) the name and jurisdiction of incorporation of each Subsidiary of SSHC, (ii) its authorized capital stock, (iii) the number of issued and outstanding shares of capital stock and (iv) the record and beneficial owners of such shares. Except as disclosed in Section 3.1 of the SSHC Disclosure Letter, (i) SSHC owns all of the issued and outstanding shares of capital stock of each of the Subsidiaries, and
(ii) SSHC does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity (other than non-controlling investments in the ordinary course of business).

     SECTION 3.2  Capitalization.

     (a) Capital Stock of SSHC. The authorized capital stock of SSHC consists of
(i) 25,000 shares of Class A (Voting) Common Stock, par value $0.01 per share ("SSHC CLASS A STOCK"), and 475,000 shares of Class B (Nonvoting) Common Stock, par value $0.01 per share ("SSHC CLASS B STOCK"). As of March 31, 1998, 33 shares of SSHC Class A Stock and 38,472 shares of SSHC Class B Stock were issued and outstanding, and no shares of SSHC Class A Stock or SSHC Class B Stock were held in the treasury of SSHC. All of the issued and outstanding shares of SSHC Stock are duly authorized, validly issued, fully paid and nonassessable. Since such date, except as set forth in Section 3.2 of the SSHC Disclosure Letter, there has been no change in the number of issued and outstanding shares of SSHC Stock or shares of SSHC Stock held in treasury or reserved for issuance. Other than as set forth in this Section 3.2, or as contemplated by this Agreement, there are no outstanding subscriptions, options, warrants, rights (including "phantom" stock rights), preemptive rights, convertible debt instruments or other contracts, commitments, understandings or arrangements, including any right of conversion or exchange under any outstanding security, instrument or agreement (together, "SSHC OPTIONS"), obligating SSHC or any of its Subsidiaries to issue or sell any shares of capital stock of SSHC or to grant, extend or enter into any SSHC Option with respect thereto.

     (b) Subsidiaries. Except as disclosed in Section 3.2 of the SSHC Disclosure Letter, all of the outstanding shares of capital stock of each Subsidiary of SSHC are duly authorized, validly issued, fully paid and nonassessable and are owned, by the persons identified in Section 3.1 of the SSHC Disclosure Letter and, in the case of shares owned by SSHC, free and clear of any liens, claims, mortgages, encumbrances, pledges, security interests, equities and charges of any kind (each a "LIEN"). Except as disclosed in Section 3.2 of the SSHC Disclosure Letter, there are no (i) outstanding SSHC Options obligating SSHC or any of its Subsidiaries to issue or sell any shares of capital stock of any Subsidiary of SSHC or to grant, extend or enter into any such SSHC Option or
(ii) voting trusts, proxies or other commitments, understandings, restrictions or arrangements in favor of any person other than SSHC or a Subsidiary wholly-owned, directly or indirectly, by SSHC with respect to the voting of or the right to participate in dividends or other earnings on any capital stock of any Subsidiary of SSHC.

     (c) Contractual Obligations. Except as disclosed in Section 3.2 of the SSHC Disclosure Letter, there are no outstanding contractual obligations of SSHC or any Subsidiary of SSHC to repurchase, redeem or otherwise acquire any shares of SSHC Stock or any capital stock of any Subsidiary of SSHC or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of SSHC or any other person.

     SECTION 3.3 Authority Relative to this Agreement. SSHC has full corporate power and authority to enter into this Agreement and to perform its obligations hereunder (subject to, in the case of consummation of the Merger, obtaining the SSHC Stockholders' Approval) and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by SSHC and the consummation by SSHC of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of SSHC; the Board of Directors of SSHC has recommended adoption and approval of this Agreement by the stockholders of SSHC and directed that this Agreement be submitted to the stockholders of SSHC for their consideration; and no other corporate proceedings on the part of SSHC or its stockholders are necessary to authorize the execution, delivery and performance of this Agreement by SSHC and the consummation of the transactions contemplated hereby, other than obtaining the SSHC Stockholders' Approval. This Agreement has been duly and validly executed and delivered by SSHC and constitutes the legal, valid and binding obligation of SSHC enforceable against SSHC in accordance with its terms (subject to, in the case of consummation of the Merger, obtaining the SSHC Stockholders' Approval), except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

     SECTION 3.4  Non-Contravention; Approvals and Consents.

     (a) Non-Contravention. The execution and delivery of this Agreement by SSHC do not, and the performance by SSHC of its obligations hereunder and the consummation of the transactions contemplated hereby will not, conflict with, result in a violation or breach of, constitute (with or without notice or lapse of time or both) a default under, result in or give to any person any right of payment or reimbursement, termination, cancellation, modification or acceleration of, or result in the creation or imposition of any Lien upon any of the assets or properties of SSHC or any of its Subsidiaries under, any of the terms, conditions or provisions of (i) the certificates or articles of incorporation or bylaws (or other comparable charter documents) of SSHC or any of its Subsidiaries, or (ii) (x) subject to the obtaining of the SSHC Stockholders' Approval and the taking of the actions described in subparagraph
(b) of this Section 3.4, any statute, law, rule, regulation or ordinance (together, "LAWS"), or any judgment, decree, order, writ, permit or license (together "ORDERS"), of any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the United States, any foreign country, or any domestic or foreign state, county, city or other political subdivision (a "GOVERNMENTAL OR REGULATORY AUTHORITY") applicable to SSHC or any of its Subsidiaries or any of their respective assets or properties, or (y) any note, bond, mortgage, security agreement, indenture, license, franchise, permit, concession, contract, lease or other instrument, obligation or agreement of any kind (together, "CONTRACTS") to which SSHC or any of its Subsidiaries is a party or by which SSHC or any of its Subsidiaries or any of their respective assets or properties is bound, excluding from the foregoing clauses (x) and (y) conflicts, violations, breaches, defaults, terminations, modifications, accelerations and creations of Liens which, individually or in the aggregate, are not reasonably expected to have a Material Adverse Effect on SSHC and its Subsidiaries.

     (b) Consents and Approvals. Except (i) for the filing of the Certificate of Merger and other appropriate merger documents required by the DGCL with the Delaware Secretary and appropriate documents with the relevant authorities of other states in which the Constituent Corporations are qualified to do business and (ii) as disclosed in Section 3.4 of the SSHC Disclosure Letter, no consent, approval or action of, filing with or notice to any Governmental or Regulatory Authority or other public or private third party is necessary or required under any of the terms, conditions or provisions of any Law or Order of any Governmental or Regulatory Authority or any Contract to which SSHC or any of its Subsidiaries is a party or by which SSHC or any of its Subsidiaries or any of their respective assets or properties is bound, for the execution and delivery of this Agreement by SSHC, the performance by SSHC of its obligations hereunder or the consummation of the transactions contemplated hereby, other than such consents, approvals, actions, filings and notices which the failure to make or obtain, as the case may be, individually or in the aggregate, are not reasonably expected to have a Material Adverse Effect on SSHC and its Subsidiaries.

     SECTION 3.5 Financial Statements. SSHC has delivered to Remington: (a) an audited consolidated balance sheet of SSHC and its Subsidiaries as at December 31, 1997, and the related audited consolidated statement of income, changes in stockholders' equity, and cash flow for the fiscal year then ended, together with the report thereon of SSHC's independent certified public accountants (the "SSHC FINANCIAL STATEMENTS"). Such SSHC Financial Statements and notes fairly present the financial condition and the results of operations, changes in stockholders' equity, and cash flow of SSHC and its Subsidiaries as at the date of and for the period referred to in such SSHC Financial Statements, all in accordance with generally accepted accounting principles, consistently applied (except as may be indicated therein or in the notes thereto).

     SECTION 3.6 Tax Matters. Except as disclosed in Section 3.6 of the SSHC Disclosure Letter:

     (a) Tax Returns. There have been filed or will be filed, within the times and in the manner prescribed by law, all Tax returns, statements, forms and reports ("RETURNS") which are required to be filed by or with respect to SSHC or its Subsidiaries with respect to any Taxable period ending on or before the Closing, and such Returns accurately reflect all liability for Taxes for the periods covered thereby, except for where the failure to file such Returns would not have nor reasonably be expected to have a Material Adverse Effect on SSHC and its Subsidiaries. All Taxes payable by or due from or with respect to SSHC or its Subsidiaries for any Taxable period ending on or before Closing have been fully paid or adequately disclosed and fully provided for in the books and records of SSHC and the SSHC Financial Statements. All Taxes required to be withheld by SSHC or its Subsidiaries and the portion of any such Taxes to be paid by SSHC or its Subsidiaries to any Governmental or Regulatory Authority are set aside in accounts for such purpose or approved, reserved against and entered upon the books of SSHC and its Subsidiaries, as the case may be, except for where the failure to pay such Taxes would not have nor reasonably be expected to have a Material Adverse Effect on SSHC and its Subsidiaries. Neither SSHC nor its Subsidiaries is delinquent in the payment of any Tax and there is no Tax deficiency or delinquency asserted against SSHC or its Subsidiaries or any unpaid assessment, proposal for additional Taxes, deficiency or delinquency in the payment of any of the Taxes of SSHC or its Subsidiaries that could be asserted by any Governmental or Regulatory Authority except for where the failure to pay such Taxes or where such deficiencies would not have nor reasonably be expected to have a Material Adverse Effect on SSHC and its Subsidiaries. No request has been made for an extension of time within which to file a return of, or with respect to, SSHC or its Subsidiaries which extension has expired without the appropriate return being filed. Neither SSHC nor its Subsidiaries is, or ever has been, a party to, or bound by, any tax-sharing, tax-allocation or similar agreement involving an obligation to indemnify any other person or entity with respect to Taxes. No examination of any Return of, or with respect to, SSHC or its Subsidiaries is currently in progress or pending. There are no outstanding agreements or waivers extending the statutory period of limitation applicable to the assessment or collection of any Tax of, or with respect to, SSHC or its Subsidiaries.

     (b) Definition of Taxes. For purposes of this Agreement, "TAX" (and, with correlative meaning, "Taxes," "Taxing" and "Taxable") means (i) any tax or items referred as a tax of any kind whatsoever, together with any interest, penalty, addition to tax, or additional amount imposed with respect to such tax, by a Governmental or Regulatory Body responsible for the imposition of any such tax, whether such tax is a direct result of the tax payor's activities, or as a result of the tax payor's being (or having been) a member of an affiliated, consolidated, combined or unitary group, including, but not limited to, net income, gross income, alternative or add-on minimum, profits, gross receipts, franchise, sales, use, occupancy, excise, property, ad valorem, withholding, social security, employment, unemployment, payroll, premium, severance, stamp, occupation, environmental or windfall profit taxes, and any other similar or related levies, assessments, impost, duties, customs, license fees, registration fees or other fees or charges; (ii) liability for the payment of any amounts of the type described in (i) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period ending on or before the Closing; and (iii) liability for the payment of any amounts of the type described in (i) as a result of any express or implied tax-sharing, tax-allocation or tax-indemnity agreement.

     SECTION 3.7 Legal Proceedings. Except as disclosed in Section 3.7 of the SSHC Disclosure Letter, (i) there are no actions, suits, arbitrations or proceedings pending or, to the knowledge of SSHC, threatened against, relating to or affecting, nor to the knowledge of SSHC are there any Governmental or Regulatory Authority investigations or audits pending or threatened against, relating to or affecting, SSHC or any of its Subsidiaries or any of their respective assets and properties which, individually or in the aggregate, are reasonably expected to have a Material Adverse Effect on SSHC and its Subsidiaries, and (ii) neither SSHC nor any of its Subsidiaries is subject to any order of any Governmental or Regulatory Authority which, individually or in the aggregate, is having or is reasonably expected to have a Material Adverse Effect on SSHC and its Subsidiaries.

     SECTION 3.8 Information Supplied. The information supplied by SSHC to Remington for inclusion in Proxy Statement (as defined in Section 4.8 hereof) and the other documents filed with the United States Securities and Exchange Commission ("SEC") will not, on the date of its filing, or in the case of the Proxy Statement, at the date the Proxy Statement is mailed to stockholders of Remington and at the time of the Remington Stockholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation is made by SSHC with respect to any other information contained in the Proxy Statement or such other documents.

                                   ARTICLE IV

                  REPRESENTATIONS AND WARRANTIES OF REMINGTON

     Remington hereby represents and warrants to SSHC as follows:

     SECTION 4.1 Organization and Qualification.

     (a) Organization and Qualification. Each of Remington and its Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has full corporate power and authority to conduct its business as and to the extent now conducted and to own, use and lease its assets and properties, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have nor reasonably be expected to have a Material Adverse Effect on Remington and its Subsidiaries.

     (b) Subsidiaries. Section 4.1 of the letter dated the date hereof and delivered to SSHC by Remington concurrently with the execution and delivery of this Agreement (the "REMINGTON DISCLOSURE LETTER") sets forth (i) the name and jurisdiction of incorporation of each Subsidiary of Remington, (ii) its authorized capital stock, (iii) the number of issued and outstanding shares of capital stock and (iv) the record and beneficial owners of such shares. Except as disclosed in Section 4.1 of the Remington Disclosure Letter,

(i) Remington owns all of the issued and outstanding shares of capital stock of each of the Subsidiaries, and (ii) Remington does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity (other than non-controlling investments in the ordinary course of business).

     SECTION 4.2  Capitalization.

     (a) Capital Stock of Remington. The authorized capital stock of Remington consists of (i) 15,000,000 shares of Remington Class A Stock, and 30,000,000 shares of Remington Class B Stock. As of March 31, 1998, (i) 3,221,510 shares of Remington Class A Stock and 17,128,738 shares of Remington Class B Stock were issued and outstanding, (ii) 28,600 shares of Remington Class A Stock and 424,272 shares of Remington Class B Stock were held in the treasury of Remington, and (iii) 3,078,500 shares of Remington Class B Stock were held in reserve for issuance upon exercise of options pursuant to the 1997 Stock Option Plan, the Remington Non-Employee Director Stock Purchase Plan and all other stock option or incentive plans or stock option agreements of Remington described in the Remington SEC Reports (as defined in Section 4.5 below). Since such date, except as set forth in Section 4.2 of the Remington Disclosure Letter, there has been no change in the number of issued and outstanding shares of Remington Class A Stock or Remington Class B Stock or shares of Remington Class A or Remington B Stock held in treasury or reserved for issuance. All of the issued and outstanding shares of Remington Class A Stock and Remington Class B Stock are, and all shares reserved for issuance will be, upon issuance in accordance with the terms specified in the instruments or agreements pursuant to which they are issuable, duly authorized, validly issued, fully paid and nonassessable. Except pursuant to this Agreement (including the SSHC Warrant), and except as set forth in Section 4.2 of the Remington Disclosure Letter or as described in paragraph (d) below, there are no outstanding subscriptions, options, warrants, rights (including "phantom" stock rights), preemptive rights, convertible debt instruments or other contracts, commitments, understanding or arrangements, including any right of conversion or exchange under any outstanding security, instrument or agreement (collectively, "REMINGTON OPTIONS"), obligating Remington or any of its Subsidiaries to issue or sell any shares of capital stock of Remington or to grant, extend or enter into any Remington Option with respect thereto.

     (b) Subsidiaries. Except as disclosed in Section 4.2 of the Remington Disclosure Letter, all of the outstanding shares of capital stock of each Subsidiary of Remington are duly authorized, validly issued, fully paid and nonassessable and are owned by the persons identified in Section 4.1 of the Remington Disclosure Letter, free and clear of any Liens. Except as disclosed in
Section 4.2 of the Remington Disclosure Letter or as described in paragraph (d) below, there are no (i) outstanding Remington Options obligating Remington or any of its Subsidiaries to issue or sell any shares of capital stock of any Subsidiary of Remington or to grant, extend or enter into any such Remington Option or (ii) voting trusts, proxies or other commitments, understandings, restrictions or arrangements in favor of any person other than Remington or a Subsidiary wholly-owned, directly or indirectly, by Remington with respect to the voting of or the right to participate in dividends or other earnings on any capital stock of any Subsidiary of Remington.

     (c) Contractual Obligations. Except as disclosed in Section 4.2 of the Remington Disclosure Letter, there are no outstanding contractual obligations of Remington or any Subsidiary of Remington to repurchase, redeem or otherwise acquire any shares of Remington capital stock or any capital stock of any Subsidiary of Remington or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of Remington or, except in the ordinary course of business, any other person.

     (d) Subordinated Notes. As of April 30, 1998, (i) $38,371,000 in principal balance of Remington 8 1/4% Convertible Subordinated Notes ("NOTES") were issued and outstanding, and (ii) there were 3,488,273 shares of Remington Class B Stock reserved for issuance upon conversion of the Notes. Since such date, except as set forth in Section 4.2 of the Remington Disclosure Letter, there has been no change in the outstanding aggregate principal balance of the Notes or the number of shares of Remington Class B Stock reserved for issuance upon conversion thereof.

     SECTION 4.3 Authority Relative to this Agreement. Remington has full corporate power and authority to enter into this Agreement and to perform its obligations hereunder (subject to, in the case of consummation of the Merger and adoption of the Certificate of Merger, obtaining the Remington Stockholders' Approval) and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Remington and the consummation by Remington of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of Remington, upon an appropriate recommendation of the STC; the full Board of Directors of Remington has recommended adoption and approval of this Agreement and the Certificate of Merger by the stockholders of Remington and directed that this Agreement and the Certificate of Merger be submitted to the stockholders of Remington for their consideration; and no other corporate proceedings on the part of Remington or its stockholders are necessary to authorize the execution, delivery and performance of this Agreement by Remington and the consummation of the transactions contemplated hereby, other than obtaining the Remington Stockholders' Approval). This Agreement has been duly and validly executed and delivered by Remington and constitutes the legal, valid and binding obligation of Remington enforceable against Remington in accordance with its terms (subject to, in the case of consummation of the Merger and adoption of the Certificate of Merger, obtaining the Remington Stockholders' Approval), except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

     SECTION 4.4  Non-Contravention; Approvals and Consents.

     (a) Non-Contravention. The execution and delivery of this Agreement by Remington do not, and the performance by Remington of its obligations hereunder and the consummation of the transactions contemplated hereby will not, conflict with, result in a violation or breach of, constitute (with or without notice or lapse of time or both) a default under, result in or give to any person any right of payment or reimbursement, termination, cancellation, modification or acceleration of, or result in the creation or imposition of any Lien upon any of the assets or properties of Remington or any of its Subsidiaries under, any of the terms, conditions or provisions of (i) the certificates or articles of incorporation or bylaws (or other comparable charter documents) of Remington or any of its Subsidiaries, or (ii) (x) subject to the obtaining of the Remington Stockholders' Approval and the taking of the actions described in subparagraph
(b) of this Section 4.4, any Law or Order of any Governmental or Regulatory Authority applicable to Remington or any of its Subsidiaries or any of their respective assets or properties, or (y) any Contract to which Remington or any of its Subsidiaries is a party or by which Remington or any of its Subsidiaries or any of their respective assets or properties is bound, excluding from the foregoing clauses (x) and (y) conflicts, violations, breaches, defaults, terminations, modifications, accelerations and creations of Liens which, individually or in the aggregate, are not reasonably expected to have a Material Adverse Effect on Remington and its Subsidiaries.

     (b) Consents and Approvals. Except (i) for the filing of the Proxy Statement and the Registration Statement with the Securities and Exchange Commission (the "SEC") pursuant to the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "EXCHANGE ACT"), and the Securities Act of 1933, as amended, and the rules and regulations thereunder (the "SECURITIES ACT"), the declaration of the effectiveness of the Registration Statement by the SEC and filings with various state securities authorities that are required in connection with the transactions contemplated by this Agreement,
(ii) for the filing of the Certificate of Merger and other appropriate merger documents required by the DGCL and the Certificate of Merger with the Delaware Secretary and appropriate documents with the relevant authorities of other states in which the Constituent Corporations are qualified to do business and
(iii) as disclosed in Section 4.4 of the Remington Disclosure Letter, no consent, approval or action of, filing with or notice to any Governmental or Regulatory Authority or other public or private third party is necessary or required under any of the terms, conditions or provisions of any Law or Order of any Governmental or Regulatory Authority or any Contract to which Remington or any of its Subsidiaries is a party or by which Remington or any of its Subsidiaries or any of their respective assets or properties is bound, for the execution and delivery of this Agreement by Remington, the performance by Remington of its obligations hereunder or the consummation of the transactions contemplated hereby, other than such consents, approvals, actions, filings and notices which the failure to make or obtain, as the case may be, individually or in the aggregate, are not reasonably expected to have a Material Adverse Effect on Remington and its Subsidiaries.

     SECTION 4.5 Remington SEC Reports and Financial Statements. Remington has delivered to SSHC prior to the execution of this Agreement a true and complete copy of each form, report, schedule, registration statement, definitive proxy statement and other document (together with all amendments thereof and supplements thereto) filed by Remington or any of its Subsidiaries with the SEC since December 31, 1996 (as such documents have since the time of their filing been amended or supplemented, the "REMINGTON SEC REPORTS"), which are all documents (other than preliminary material) that Remington and its Subsidiaries were required to file or did file with the SEC since such date. As of their respective dates, the Remington SEC reports (i) complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and unaudited interim consolidated financial statements (including, in each case, the notes, if any, thereto) included in the Remington SEC Reports (the "REMINGTON FINANCIAL STATEMENTS") complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC) and fairly present (subject, in the case of unaudited interim financial statements, to normal, recurring year-end audit adjustments (which are not expected to be, individually or in the aggregate, materially adverse to Remington and its Subsidiaries taken as a whole)) the consolidated financial position of Remington and its consolidated subsidiaries as at the respective dates thereof and the consolidated results of their operations and cash flows for the respective periods then ended.

     SECTION 4.6 Tax Matters. Except as disclosed in Section 4.6 of the Remington Disclosure Letter, (a) there have been filed or will be filed, within the times and in the manner prescribed by law, all Returns which are required to be filed by or with respect to Remington or its Subsidiaries with respect to any Taxable period ending on or before the Closing, and such Returns accurately reflect all liability for Taxes for the periods covered thereby, except for where the failure to file such Returns would not have nor reasonably be expected to have a Material Adverse Effect on Remington and its Subsidiaries; (b) all Taxes payable by or due from or with respect to Remington or its Subsidiaries for any Taxable period ending on or before Closing have been fully paid or adequately disclosed and fully provided for in the books and financial statements contained in the Remington SEC Reports; (c) all Taxes required to be withheld by Remington or its Subsidiaries and the portion of any such Taxes to be paid by Remington or its Subsidiaries to any Governmental or Regulatory Authority are set aside in accounts for such purpose or approved, reserved against and entered upon the books of Remington and its Subsidiaries, as the case may be, except for where the failure to pay such Taxes would not have nor reasonably be expected to have a Material Adverse Effect on Remington and its Subsidiaries; (d) neither Remington nor its Subsidiaries is delinquent in the payment of any Tax and there is no Tax deficiency or delinquency asserted against Remington or its Subsidiaries or any unpaid assessment, proposal for additional Taxes, deficiency or delinquency in the payment of any of the Taxes of Remington or its Subsidiaries that could be asserted by any Governmental or Regulatory Authority, except for where the failure to pay such Taxes or where such deficiencies would not have nor reasonably be expected to have a Material Adverse Effect on Remington and its Subsidiaries; (e) no request has been made for an extension of time within which to file a return of, or with respect to, Remington or its Subsidiaries which extension has expired without the appropriate return being filed; (f) neither Remington nor its Subsidiaries is, or ever has been, a party to, or bound by, any tax-sharing, tax-allocation or similar agreement involving an obligation to indemnify any other person or entity with respect to Taxes; (g) no examination of any Return of, or with respect to, Remington or its Subsidiaries is currently in progress or pending; and (h) there are no outstanding agreements or waivers extending the statutory period of limitation applicable to the assessment or collection of any Tax of, or with respect to, Remington or its Subsidiaries.

     SECTION 4.7 Legal Proceedings. Except as disclosed in the most recent Remington SEC Report filed prior to the date of this Agreement or in Section 4.7 of the Remington Disclosure Letter, (i) there are no actions, suits, arbitrations or proceedings pending or, to the knowledge of Remington, threatened against, relating to or affecting, nor to the knowledge of Remington are there any Governmental or Regulatory

Authority investigations or audits pending or threatened against, relating to or affecting, Remington or any of its Subsidiaries or any of their respective assets and properties which, individually or in the aggregate, are reasonably expected to have a Material Adverse Effect on Remington and its Subsidiaries, and (ii) neither Remington nor any of its Subsidiaries is subject to any order of any Governmental or Regulatory Authority which, individually or in the aggregate, is having or is reasonably expected to have a Material Adverse Effect on Remington and its Subsidiaries.

     SECTION 4.8 Information Supplied. The proxy statement related to the Remington Stockholders' Meeting, as amended or supplemented from time to time (as so amended and supplemented, the "PROXY STATEMENT"), and any other documents to be filed by Remington with the SEC or any other Governmental or Regulatory Authority in connection with the Merger and the Certificate of Merger and the other transactions contemplated hereby will (in the case of the Proxy Statement and any such other documents filed with the SEC under the Exchange Act or the Securities Act) comply as to form in all material respects with the requirements of the Exchange Act and the Securities Act, respectively, and will not, on the date of its filing, or in the case of the Proxy Statement, at the date it is mailed to stockholders of Remington and at the time of the Remington Stockholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation is made by Remington with respect to information supplied in writing by or on behalf of SSHC expressly for inclusion therein.

                                   ARTICLE V

                                   COVENANTS

     SECTION 5.1 Conduct of Businesses Prior to the Effective Time. Except as expressly contemplated or permitted by this Agreement, or as required by applicable law, rule or regulation, during the period from the date of this Agreement to the Effective Time, each of Remington and SSHC shall, and shall cause each of their respective Subsidiaries to, (i) conduct its business in the usual, regular and ordinary course consistent with past practice, (ii) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships and retain the services of its officers and key employees, and (iii) take no action which would reasonably be expected to adversely affect or delay the ability of either Remington or SSHC to obtain any approvals of any Governmental or Regulatory Agency required to consummate the transactions contemplated hereby or to perform its covenants and agreements hereunder.

     SECTION 5.2 Forbearances. Except as expressly contemplated or permitted by this Agreement, or as required by applicable law, rule or regulation, during the period from the date of this Agreement to the Effective Time, neither Remington nor SSHC shall, and neither Remington nor SSHC shall permit any of their respective Subsidiaries to, without the prior written consent of the other:

     (a) Changes in Stock; Dividends; Etc. Adjust, split, continue or reclassify any capital stock; make, declare or pay any dividend or make any other distribution on, directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock, or grant any stock appreciation rights or grant any individual, corporation or other entity any right to acquire any shares of its capital stock (except for regularly declared dividends, if any, on Remington capital stock at a rate equal to the rate, if any, recently paid by Remington, as such rate may be increased by Remington in the ordinary course of business consistent with past practice, and except for the issuance of employee stock options and restricted stock under outstanding plans consistent with past practices); or issue any additional shares of capital stock except pursuant to (A) the exercise of stock options outstanding as of the date hereof or issued after the date hereof in a manner consistent with past practice, and (B) acquisitions and investments permitted by paragraph (c) hereof;

     (b) Sale of Assets; Etc. Sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets to any individual, corporation or other entity other than a direct or indirect wholly-owned Subsidiary, or cancel, release or assign any indebtedness to any such person or claims held by any such person, in each case that is material to such party, except (i) in the ordinary course of business consistent with past practice, (ii) pursuant to contracts or agreements in force at the date of this Agreement, or (iii) pursuant to plans disclosed in writing to the other party prior to the execution of this Agreement;

     (c) Acquisitions and Investments. Except for (i) transactions in the ordinary course of business consistent with past practice, or (ii) acquisitions of an entity or business having assets not exceeding 10% of the consolidated assets of SSHC or Remington, as applicable, on a pro forma basis giving effect to such transaction, make any material acquisition or investment either by purchase of stock or securities, merger or consolidation, contributions to capital, property transfers, or purchases of any property or assets of any other individual corporation or other entity other than a wholly-owned Subsidiary thereof;

     (d) Contracts and Leases. Except for transactions in the ordinary course of business consistent with past practice, enter into or terminate any contract or agreement, or make any change in any of its leases or contracts, in each case that is material to such party, other than renewals of contracts and leases without materially adverse changes of the terms thereof;

     (e) Compensation and Benefit Plans. Other than in the ordinary course of business consistent with past practice, increase in any material respect the compensation or fringe benefits of any of its employees or pay any pension or retirement allowance not required by any existing plan or agreement to any such employees or become a party to, amend or commit itself to any material pension, retirement, profit-sharing or welfare benefit plan or agreement or employment agreement with or for the benefit of any employee or accelerate the vesting of any stock options or other stock-based compensation;

     (f) Settlements. Settle any claim, action or proceeding involving money damages which is material to Remington or SSHC, as applicable, except in the ordinary course of business consistent with past practice;

     (g) Tax-Free Reorganization. Take any action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

     (h) Governing Documents. Amend its certificate of incorporation, bylaws or similar governing documents in a manner that would materially and adversely affect either party's ability to consummate the Merger or the economic benefits of the Merger to either party, except as contemplated by, and provided in, Sections 1.5 and 2.1 of this Agreement;

     (i) Representations and Warranties. Take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VII not being satisfied or in a violation of any provision of this Agreement, except, in every case, as may be required by applicable law; or

     (j) Other Actions. Agree to, or make any commitment to, take any of the actions prohibited by this Section 5.2.

                                   ARTICLE VI

                             ADDITIONAL AGREEMENTS

     SECTION 6.1  Additional Agreements.

     (a) SSHC Revenues. SSHC covenants and agrees that, until the Closing, SSHC will cause CKB Petroleum, Inc., a subsidiary of SSHC ("PETROLEUM"), to declare monthly dividends consistent with its past practice as of the date hereof, which such practice provides for dividending to all the stockholders of Petroleum substantially all of Petroleum's cash flow after payment of expenses and retaining a bank balance as a reserve not exceeding $50,000. SSHC further covenants and agrees to use all Distributable Cash to make payments of principal and interest on that certain Amended and Restated Promissory Note, dated as of June 3, 1997, in the principal amount of $6.95 million, issued by SSHC to Remington (the "INTERCOMPANY NOTE"). For purposes of this Agreement, "DISTRIBUTABLE CASH" shall mean all monies received by SSHC from Petroleum dividends, less expenses of SSHC and a carryover bank deposit balance consistent with past practice.

     (b) LLC Note. On or before the Closing, SSHC will cause the holder of that certain Promissory Note, dated as of October 14, 1997, in the original principal amount of $1,917,843 issued by SSHC to BBHC Acquisition Co., L.L.C. (the "LLC NOTE"), to convert the principal balance of the LLC Note at March 19, 1998, which equals $1,910,920.66, and all interest on the LLC Note accrued and unpaid after March 19, 1998 into a contribution to the capital of SSHC, and thereupon the LLC Note will no longer be outstanding. The LLC Note shall be contributed as an additional capital contribution to SSHC and no additional shares of SSHC Stock shall be issued or issuable upon contribution of the LLC Note.

     (c) Intercompany Note. Remington shall extend the maturity date of the Intercompany Note from May 29, 1998 to May 29, 1999, with interest accruing during such 12-month extension period at the rate of 9 1/8% per annum. The parties agree that except as so amended, the other terms and conditions of the Intercompany Note, including, without limitation, the collateral securing the repayment thereof, shall remain in full force and effect, and such amendment shall not operate as a novation of such Intercompany Note.

     SECTION 6.2 Preparation of Registration Statement, and the Proxy Statement. Remington shall, with the cooperation of SSHC, promptly prepare and file with the SEC, the Proxy Statement and a Registration Statement on Form S-4 (the "REGISTRATION STATEMENT"), in which the Proxy Statement will be included as a prospectus. Remington shall use all reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing. Remington shall also take any action (other than qualifying to do business in any jurisdiction in which it is now not so qualified) required to be taken under any applicable state securities laws in connection with the issuance of Remington Common Stock in the Merger, and SSHC shall furnish all information concerning SSHC and the holders of SSHC Stock as may be reasonably requested in connection with any such action.

     SECTION 6.3  Access to Information; Confidentiality.

     (a) Access to Information. Upon reasonable notice, Remington and SSHC shall each (and shall cause each of their respective Subsidiaries to) afford to the Representatives of the other, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records and, during such period, each of Remington and SSHC shall (and shall cause each of their respective Subsidiaries to) make available to the other (a) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of Federal securities laws (other than reports or documents which such party is not permitted to disclose under applicable law), and (b) all other information concerning its business, properties and personnel as such other party may reasonably request.

     (b) Confidentiality. All information furnished pursuant to Section 6.3(a) or otherwise by Remington or its Representatives to SSHC or its Representatives or by SSHC or its Representatives to Remington or its Representatives, as the case may be, shall be treated as the sole property of the party furnishing such information and, if the Merger shall not occur, Remington and SSHC and their respective representatives shall return to the other party all of such written information and destroy all documents, notes, summaries or other materials containing, reflecting or referring to, or derived from, such information. Each of Remington and SSHC shall, and shall use its best efforts to cause its Representatives to, keep confidential all such information, and shall not directly or indirectly use such information for any competitive or other commercial purpose. The obligation to keep such information confidential shall continue for five (5) years from the date the proposed Merger is abandoned and shall not apply to (i) any information which (x) was already in the receiving party's possession prior to the disclosure thereof by the other party; (y) was then generally known to the public; or (z) was disclosed to the receiving party by a third party not bound by an obligation of confidentiality or (ii) disclosures made as required by law. It is further agreed that, if in the absence of a protective order or the receipt of a waiver hereunder the receiving party is nonetheless, in the opinion of its counsel, compelled to disclose information concerning the other party to any tribunal or governmental body or agency, the receiving party may disclose such information to such tribunal or governmental body or agency without liability hereunder.

     SECTION 6.4  Stockholder Approvals.

     (a) Remington. Remington shall, through its Board of Directors, duly call, give notice of, convene and hold a meeting of its stockholders (the "REMINGTON STOCKHOLDERS' MEETING") for the purpose of voting on the adoption of this Agreement and approval of the Certificate of Merger, as soon as practicable after the date hereof. Subject to the exercise of fiduciary obligations under applicable law as advised in writing by outside counsel, Remington shall, through its Board of Directors, include in the Proxy Statement the recommendation of the Board of Directors of Remington that the stockholders of Remington adopt this Agreement and approve the Certificate of Merger, and shall use its best efforts to obtain such adoption and approval. SSHC and Remington acknowledge that the exercise by the Remington Board of Directors of its business judgment with respect to available liquidity to purchase the Notes if tendered as a result of the consummation of the Merger is included in the right of the Remington Board of Directors, granted in the preceding sentence, to discontinue its recommendation of the Merger in accordance with the terms of the preceding sentence if its fiduciary obligations so warrant.

     (b) Remington Stock Held by SSHC. At the Remington Stockholders' meeting, SSHC shall, and shall cause its Subsidiaries to, cause all shares of Remington Class A Stock and Remington Class B Stock then owned by SSHC or any such Subsidiary to be voted in favor of the adoption of this Agreement and approval of the Certificate of Merger.

     (c) SSHC Approval. SSHC shall, through its Board of Directors, duly call, give notice of, convene and hold a meeting of its stockholders (the "SSHC STOCKHOLDERS' MEETING") for the purpose of voting on the adoption of this Agreement; provided, however, that in lieu of an SSHC Stockholders' Meeting, SSHC may obtain the unanimous written consent of its stockholders without a meeting in accordance with the provisions of the DGCL. SSHC shall obtain approval of the Merger by its stockholders promptly after the execution of this Merger Agreement and in any event prior to the filing of the Registration Statement.

     SECTION 6.5  Legal Conditions to Merger.

     (a) Regulatory and Other Approvals. Subject to the terms and conditions of this Agreement and without limiting the provisions of Sections 6.2 and 6.4, each of Remington and SSHC will proceed diligently and in good faith to, as promptly as practicable, (a) obtain all consents, approvals or actions of, make all filings with and give all notices to Governmental or Regulatory Authorities or any other public or private third parties required of Remington, SSHC or any of their Subsidiaries to consummate the Merger and the other matters contemplated hereby, and (b) provide such other information and communications to such Governmental or Regulatory Authorities or other public or private third parties as the other party or such Governmental or Regulatory Authorities or other public or private third parties may reasonably request in connection therewith.

     (b) Removal of Injunctions, Etc. Subject to the terms and conditions of this Agreement, each of Remington and SSHC agrees to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective, as soon as practicable after the date of this Agreement, the transactions contemplated hereby, including, without limitation, using reasonable efforts to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby and using reasonable efforts to defend any litigation seeking to enjoin, prevent or delay the consummation of the transactions contemplated hereby or seeking material damages.

     SECTION 6.6 NASDAQ Listing. Remington shall use its best efforts to cause the shares of Remington Common Stock to be issued in the Merger and pursuant to the reclassification and exchange provided by the Certificate of Merger to be approved for trading on NASDAQ, subject to official notice of issuance, prior to the Effective Time.

     SECTION 6.7 Expenses. Except as provided in Section 8.2 and in the SSHC Warrant Agreement, whether or not the Merger is consummated, all costs and expenses incurred by either party to this Agreement, the SSHC Warrant Agreement and the transactions contemplated hereby and thereby shall be paid by the party incurring such expenses, provided that for this purpose Remington shall be deemed to incur the expenses incurred in connection with the filing, printing and mailing of the Proxy Statement and any SEC filings.

     SECTION 6.8 Brokers or Finders. Each of Remington and SSHC represents, as to itself and its affiliates, that no agent, broker, investment banker, financial advisor or other firm or person is or will be entitled to any broker's or finder's fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement, except Smith Barney, Inc. and Howard, Weil, Labouisse, Friedricks Incorporated, whose fees and expenses will be paid by Remington in accordance with Remington's agreements with such firms. Each of Remington and SSHC shall indemnify and hold the other harmless from and against any and all claims, liabilities or obligations with respect to any such fee or commission or expenses related thereto asserted by any person on the basis of any act or statement alleged to have been made by such party or its affiliate.

     SECTION 6.9 Takeover Statutes. If any "fair price," "moratorium," "control share acquisition" or other form of antitakeover statute or regulation shall be applicable to the transactions contemplated hereby, Remington and SSHC, and the Boards of Directors of Remington and SSHC, shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the Merger and the other transactions contemplated hereby.

     SECTION 6.10 Conveyance Taxes. Remington and SSHC shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees, and any similar taxes which become payable in connection with the transactions contemplated by this Agreement that are required or permitted to be filed on or before the Effective Time.

     SECTION 6.11 Advice of Changes. Remington and SSHC shall promptly advise the other party of any change or event which, individually or in the aggregate with other such changes or events, has a Material Adverse Effect on it or which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein.

                                  ARTICLE VII

                              CONDITIONS PRECEDENT

     SECTION 7.1  Conditions to Each Party's Obligation to Effect the
Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction, at or prior to the Closing, of each of the following conditions:

     (a) Stockholder Approval. This Agreement shall have been approved and adopted by the affirmative vote of the holders of a majority of the outstanding shares of SSHC Class A Stock or the unanimous written consent of the holders of all outstanding shares of SSHC Class A Stock, in accordance with the provisions of the DGCL (the "SSHC STOCKHOLDERS' APPROVAL"), and this Agreement and the Certificate of

Merger shall have been approved and adopted by the affirmative vote of (i) the holders of a majority of the outstanding shares of Remington Class A Stock, and
(ii) the holders of a majority of the Remington Class B Stock who vote thereon at the Remington Stockholders' Meeting (the "REMINGTON STOCKHOLDERS' APPROVAL"). For purposes of the Remington Stockholders' Approval, abstentions in person or by proxy shall not be counted for purposes of determining a majority of the holders of Remington Class B Stock voting at the Remington Stockholders' Meeting. A signed proxy that fails to vote or otherwise mark a proxy shall be deemed a vote for the Agreement at the Remington Stockholders' Meeting, and will be counted for purposes of determining a majority of the holders of Remington Class B Stock voting at such meeting.

     (b) Registration Statement; State Securities Laws. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and no stop order suspending such effectiveness shall have been issued and remain in effect and no proceeding seeking such an order shall be pending or threatened. Remington shall have received all state securities or "Blue Sky" permits and other authorizations necessary to issue the Remington Common Stock pursuant to this Agreement.

     (c) NASDAQ Listing. The shares of Remington Common Stock issuable to the stockholders of Remington and SSHC in accordance with this Agreement shall have been authorized for trading on NASDAQ, upon official notice of issuance.

     (d) Regulatory Approvals. All consents, authorizations, approvals, orders and actions of, filing with and notices to any Governmental or Regulatory Authority or any other public or private third parties required of Remington, SSHC or any of their Subsidiaries to consummate the Merger and the other transactions and matters contemplated hereby, the failure of which to be obtained or taken (i) is reasonably expected to have a material adverse effect on the consummation of the Merger or on the Surviving Corporation or (ii) will result in a violation of any criminal laws, shall have been filed, have occurred or been obtained, all in form and substance reasonably satisfactory to Remington and SSHC (all such consents, authorizations, approvals, orders, actions and filings being referred to as the "REQUISITE REGULATORY APPROVALS") and all such Requisite Regulatory Approvals shall be in full force and effect.

     (e) No Injunctions or Restraints. No court of competent jurisdiction or other competent Governmental or Regulatory Authority shall have enacted, issued, promulgated, enforced or entered any law or order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making illegal or otherwise restricting, preventing or prohibiting consummation of the Merger and/or the other transactions contemplated by this Agreement.

     (f) Burdensome Condition. There shall not be any action taken, or any statute, rule, regulation, order or decree enacted, enforced or deemed applicable to the Merger or the other transactions contemplated hereby by any Governmental or Regulatory Authority which, in connection with the grant of a Requisite Regulatory Approval or otherwise, imposes any condition or restriction (a "BURDENSOME CONDITION") upon the Surviving Corporation or its Subsidiaries which would reasonably be expected to either (i) have a Material Adverse Effect after the Effective Time on the present or prospective consolidated financial condition, business or operating results of the Surviving Corporation, or (ii) prevent the parties from realizing the major portion of the economic benefits of the Merger and the other transactions contemplated hereby that they currently anticipate obtaining therefrom.

     SECTION 7.2 Conditions to Obligations of Remington. The obligation of Remington to effect the Merger and the other transactions contemplated hereby is subject to the satisfaction or waiver by Remington at or prior to Closing of the following conditions:

     (a) Representations and Warranties. The representations and warranties made by SSHC in this Agreement shall be true and correct as of the Closing Date as though made on and as of the Closing Date or, in the case of representations and warranties made as of a specified date earlier than the Closing Date, on and as of such earlier date, except as affected by the transactions contemplated by this Agreement and except for such failures of representations or warranties to be true and correct (without regard to any materiality qualifiers contained therein) which, individually or in the aggregate, are not having and are not reasonably expected to have a Material Adverse Effect on SSHC and its Subsidiaries taken as a whole, and SSHC shall have delivered to Remington a certificate, dated the Closing Date and executed in the name and on behalf of SSHC by its President to such effect.

     (b) Performance of Obligations. SSHC shall have performed and complied with, in all material respects, each agreement, covenant and obligation required by this Agreement to be so performed or complied with by SSHC at or prior to the Closing, and SSHC shall have delivered to Remington a certificate, dated the Closing Date and executed in the name and on behalf of SSHC by its President to such effect.

     (c) Proceedings. All proceedings to be taken on the part of SSHC in connection with the transactions contemplated by this Agreement and all documents incident thereto shall be reasonably satisfactory in form and substance to Remington, and Remington shall have received copies of all such documents and other evidences as Remington may reasonably request in order to establish the consummation of such transactions and the taking of all proceedings in connection therewith.

     (d) Tax Opinion. Remington shall have received the opinion based upon appropriate representations of Remington and SSHC, of Arthur Andersen LLP, special tax advisor to Remington, dated on or about the date on which the Registration Statement (or the last amendment thereto) shall have become effective, which opinion shall have been confirmed in writing on and as of the Closing Date, to the effect that:

          (i) The Merger will constitute a "reorganization" within the meaning of Section 368(a) of the Code, and Remington and SSHC will each be a party to such reorganization within the meaning of Section 368(b) of the Code;

          (ii) No gain or loss will be recognized by Remington or SSHC as a result of the Merger or the other transactions contemplated hereby;

          (iii) No gain or loss will be recognized by the stockholders of Remington upon the exchange of their shares of Remington Class A Stock and/or Remington Class B Stock, as applicable, solely for shares of Remington Common Stock pursuant to the Merger and this Agreement, except with respect to cash, if any, received in lieu of fractional shares of Remington Common Stock;

          (iv) The aggregate tax basis of the shares of Remington Common Stock received solely in exchange for shares of Remington Class A Stock and Remington Class B Stock, as applicable, in connection with the Merger and the other transactions contemplated by this Agreement (including fractional shares of Remington Common Stock for which cash is received) will be the same as the aggregate tax basis of the shares of Remington Class A Stock and Remington Class B Stock, as the case may be, exchanged therefor;

          (v) The holding period for shares of Remington Common Stock received in exchange for shares of Remington Class A Stock or Remington Class B Stock, as applicable, pursuant to the Merger and the other transactions contemplated hereby, will include the holding period of the shares of Remington Class A Stock or Remington Class B Stock exchanged therefor, provided such shares were held as capital assets by the stockholder at the Effective Time; and

          (vi) A stockholder of Remington who receives cash in lieu of a fractional share of Remington Common Stock will recognize gain or loss equal to the difference, if any, between such stockholder's tax basis in such fractional share (as described in clause (iv) above) and the amount of cash received.

In rendering such opinion, Arthur Andersen LLP may receive and rely upon covenants, agreements, representations and warranties contained in a certificate of Remington (the "REMINGTON TAX CERTIFICATE"), a certificate of SSHC (the "SSHC TAX CERTIFICATE"), and other appropriate certificates and opinions of Remington, SSHC and others.

     (e) Opinion of Financial Advisor. The STC shall have received the written opinion of Howard, Weil, Labouisse, Friedricks Incorporated to the effect that, from a financial point of view, the consideration to be paid by Remington in the Merger, and the reclassification and exchange of shares provided for in the Certificate of Merger, are fair to Remington and are fair to stockholders of Remington other than SSHC and its affiliates.

     (f) Opinion of Counsel. Remington shall have received an opinion of Hawley Troxell Ennis & Hawley LLP, SSHC's counsel, covering those matters set forth in Exhibit C hereto.

     SECTION 7.3 Conditions to Obligations of SSHC. The obligation of SSHC to effect the Merger and the other transactions contemplated hereby is subject to the satisfaction or waiver by SSHC at or prior to Closing of the following conditions:

     (a) Representations and Warranties. The representations and warranties made by Remington in this Agreement shall be true and correct as of the Closing Date as though made on and as of the Closing Date or, in the case of representations and warranties made as of a specified date earlier than the Closing Date, on and as of such earlier date, except as affected by the transactions contemplated by this Agreement and except for such failures of representations or warranties to be true and correct (without regard to any materiality qualifiers contained therein) which, individually or in the aggregate, are not having and are not reasonably expected to have a Material Adverse Effect on Remington and its Subsidiaries taken as a whole, and Remington shall have delivered to SSHC a certificate, dated the Closing Date and executed in the name and on behalf of Remington by its Chief Executive Officer, President or any Executive or Senior Vice President, to such effect.

     (b) Performance of Obligations. Remington shall have performed and complied with, in all material respects, each agreement, covenant and obligation required by this Agreement to be so performed or complied with by Remington at or prior to the Closing, and Remington shall have delivered to SSHC a certificate, dated the Closing Date and executed in the name and on behalf of Remington by its Chief Executive Officer, President or any Executive or Senior Vice President, to such effect.

     (c) Proceedings. All proceedings to be taken on the part of Remington in connection with the transactions contemplated by this Agreement and all documents incident thereto shall be reasonably satisfactory in form and substance to SSHC, and SSHC shall have received copies of all such documents and other evidences as SSHC may reasonably request in order to establish the consummation of such transactions and the taking of all proceedings in connection therewith.

     (d) Tax Opinion. SSHC shall have received the opinion, based upon appropriate representations of Remington and SSHC, of Hawley Troxell Ennis & Hawley LLP, special counsel to SSHC, dated on or about the date on which the Registration Statement (or the last amendment thereto) shall have become effective, which opinion shall have been confirmed in writing on and as of the Closing Date, to the effect that:

          (i) The Merger will constitute a "reorganization" within the meaning of Section 368(a) of the Code, and Remington and SSHC will each be a party to such reorganization within the meaning of Section 368(b) of the Code;

          (ii) No gain or loss will be recognized by Remington or SSHC as a result of the Merger or the other transactions contemplated hereby;

          (iii) No gain or loss will be recognized by the stockholders of SSHC upon the exchange of their shares of SSHC Stock solely for shares of Remington Common Stock pursuant to the Merger and this Agreement, or with respect to receipt of the Warrant Agreement, except with respect to cash, if any, received in lieu of fractional shares of Remington Common Stock;

          (iv) The aggregate tax basis of the shares of Remington Common Stock received solely in exchange for shares of SSHC Stock in connection with the Merger and the other transactions contemplated by this Agreement (including fractional shares of Remington Common Stock for which cash is received) will be the same as the aggregate tax basis of the shares of SSHC Common Stock exchanged therefor;

          (v) The holding period for shares of Remington Common Stock received in exchange for shares of SSHC Stock pursuant to the Merger and the other transactions contemplated hereby, will include the holding period of the shares of SSHC Stock exchanged therefor, provided such shares were held as capital assets by the stockholder at the Effective Time; and

          (vi) A stockholder of SSHC who receives cash in lieu of a fractional share of Remington Common Stock will recognize gain or loss equal to the difference, if any, between such stockholder's tax basis in such fractional share (as described in clause (iv) above) and the amount of cash received.

In rendering such opinion, Hawley Troxell Ennis & Hawley LLP may receive and rely upon covenants, agreements, representations and warranties contained in the Remington Tax Certificate, the SSHC Tax Certificate, and other appropriate certificates and opinions of Remington, SSHC and others.

     (e) Opinion of Counsel. SSHC shall have received an opinion of Prickett, Jones, Elliott, Kristol & Schnee, Remington's Delaware counsel covering those matters set forth in Exhibit D-1 hereto, and the opinion of Kelly, Hart & Hallman, P.C., Remington's Texas counsel, covering those matters set forth in Exhibit D-2 hereto.

                                  ARTICLE VIII

                           TERMINATION AND AMENDMENT

     SECTION 8.1 Termination. This Agreement may be terminated, and the transactions contemplated hereby abandoned, at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of Remington or SSHC:

          (a) by mutual consent of Remington and SSHC in a written instrument, if the Board of Directors of each so determines;

          (b) by either the Board of Directors of Remington or SSHC if (i) any Governmental or Regulatory Authority which must grant a Requisite Regulatory Approval has denied approval of the Merger and such denial has become final and nonappealable or (ii) any Governmental or Regulatory Authority of competent jurisdiction shall have issued a final nonappealable order enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement;

          (c) by either the Board of Directors of Remington or SSHC if the Merger and the other transactions contemplated hereby shall not have been consummated on or before December 31, 1998, unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

          (d) by either the Board of Directors of Remington or the Board of Directors of SSHC (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if the other party shall have breached (i) any of the covenants or agreements made by such other party herein or (ii) any of the representations or warranties made by such other party herein, and in either case, such breach (x) is not cured within thirty (30) days following written notice to the party committing the breach, or which breach, by its nature, cannot be cured prior to the Closing and (y) would entitle the non-breaching party not to consummate the transactions contemplated hereby under Article VII hereof;

          (e) by the Board of Directors of Remington if the Remington Stockholders' Approval contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at a duly held Remington Stockholders' Meeting or at any adjournments or postponements thereof;

          (f) by either the Board of Directors of Remington or the Board of Directors of SSHC, if such Board shall have reasonably determined in good faith that any of the Requisite Regulatory Approvals imposes a Burdensome Condition; or

          (g) by either the Board of Directors of Remington or the Board of Directors of SSHC, if the Board of Directors of the other party shall have withdrawn, modified or changed in a manner adverse to the terminating party its approval or recommendation of this Agreement and the transactions contemplated hereby.

     SECTION 8.2 Effect of Termination. In the event of termination of this Agreement by either Remington or SSHC as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Remington, SSHC, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Sections 6.3(b), 8.2 and 9.2 shall survive any termination of this Agreement and (ii) notwithstanding anything to the contrary contained in this Agreement, neither Remington nor SSHC shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.

     SECTION 8.3 Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of Remington and SSHC; provided, however, that after any approval of the transactions contemplated by this Agreement by the stockholders of Remington and/or SSHC, there may not be, without further approval of the affected stockholders, any amendment which reduces the amount or changes the form of consideration to be delivered to such stockholders hereunder other than as contemplated by this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of the parties hereto.

     SECTION 8.4 Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto,
(b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

                                   ARTICLE IX

                               GENERAL PROVISIONS

     SECTION 9.1  Nonsurvival of Representations, Warranties and
Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement (other than the SSHC Warrant Agreement, which shall terminate in accordance with its terms), including any rights arising out of any breach of such representations, warranties, covenants and agreements, shall survive the Effective Time, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Effective Time.

     SECTION 9.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery, if delivered personally, or by telecopy or facsimile, upon confirmation of receipt,
(b) on the first business day following the date of dispatch if delivered by a recognized next-day courier service, or (c) on the fifth business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice.

     (a) If to Remington, to:

       Remington Oil and Gas Corporation
       Preston Sherry Plaza
       8201 Preston Road, Suite 600
       Dallas, Texas 75225
       Attention: James A. Watt, President
       (214) 890-8060
       Facsimile No.: (214) 890-8064

     (b) If to SSHC, to:

         S-Sixteen Holding Company
        999 Main Street, 11th Floor
        Boise, Idaho 83702
        Attention: David H. Hawk, President
        (208) 388-7306
        Facsimile No.: (208) 389-7333

     SECTION 9.3 Interpretation. When a reference is made in this Agreement to Articles, Sections or Exhibits, such reference shall be to an Article, Section or Exhibit to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". The phrases "the date of this Agreement, "the date hereof" and terms of similar import, unless the context otherwise requires, shall be deemed to refer to the day and year first written above.

     SECTION 9.4 Entire Agreement; No Third Party Beneficiaries. This Agreement (including the documents and the instruments referred to herein, including the SSHC Warrant Agreement) (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (b) except as provided in Section 2.1(f) (the provisions of which are intended to be for the benefit of the person(s) entitled to therein, and may be enforced by any of such persons), is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

     SECTION 9.5 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law provisions thereof.

     SECTION 9.6 Public Announcements. Except as otherwise required by law or the rules of any applicable securities exchange or national market system, so long as this Agreement is in effect, Remington and SSHC will not, and will not permit any of their respective Representatives to, issue or cause the publication of any press release or make any other public announcement with respect to the transactions contemplated by this Agreement without the consent of the other party, which consent shall not be unreasonably withheld. Remington and SSHC will cooperate with each other in the development and distribution of all press releases and other public announcements with respect to this Agreement and the transactions contemplated hereby, and will furnish the other with drafts of any such releases and announcements as far in advance as practicable.

     SECTION 9.7  Severability. Except to the extent that application of this
Section 9.7 would have a Material Adverse Effect on either party or the Surviving Corporation, any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

     SECTION 9.8 No Assignment; Binding Effect. Neither this Agreement nor any right, interest or obligation hereunder, other than as contained in the SSHC Warrant Agreement, may be assigned by any party hereto without the prior written consent of the other party hereto and any attempt to do so will be void. Subject to the preceding sentence, this Agreement is binding upon, inures to the benefit of and is enforceable by the parties hereto and their respective successors and assigns.

     SECTION 9.9 Enforcement of the Agreement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

     SECTION 9.10 Certain Definitions. As used in this Agreement:

     (a) Affiliate. The term "AFFILIATE," as applied to any person, shall mean any other person directly or indirectly controlling, controlled by, or under common control with that person; for purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as applied to any person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that person, whether through the ownership of voting securities, by contract or otherwise.

     (b) Beneficial Ownership. A person will be deemed to "BENEFICIALLY" own securities if such person would be the beneficial owner of such securities under Rule 13d-3 under the Exchange Act, including securities which such person has the right to acquire (whether such right is exercisable immediately or only after the passage of time).

     (c) Business Day. The term "BUSINESS DAY" means a day other than Saturday, Sunday or any day on which banks located in the States of Texas and Idaho are authorized or obligated to close.

     (d) Knowledge. The term "KNOWLEDGE" or any similar formulation of "knowledge" shall mean, with respect to Remington, the knowledge of Remington's senior executive officers, and with respect to SSHC, the knowledge of SSHC's senior executive officers.

     (e) Material Adverse Effect. Any reference to any event, change or effect being "MATERIAL" or "MATERIALLY ADVERSE" or having a "MATERIAL ADVERSE EFFECT" on or with respect to an entity (or group of entities taken as a whole) means
(i) such event, change or effect is material or materially adverse, as the case may be, to (A) the business, properties, assets, liabilities, financial condition or results of operations of such entity (or of such group of entities) taken as a whole, (B) the validity or enforceability of this Agreement, or (C) the ability of Remington, SSHC or any of their Subsidiaries to consummate the transactions contemplated by this Agreement and (ii) any breach (other than an insignificant breach) of the representation contained in the second sentence of
Section 3.2, or Section 4.2, as applicable.

     (f) Person. The term "PERSON" shall include individuals, corporations, partnerships, trusts, other entities and groups (which term shall include a "group" as such term is defined in Section 13(d)(3) of the Exchange Act).

     (g) Representatives. The "REPRESENTATIVES" of any entity means such entity's directors, officers, employees, legal, investment banking and financial advisors, accountants and any other agents and representatives.

     (h) Subsidiary. The term "SUBSIDIARY" means, with respect to any party, any corporation or other organization, whether incorporated or unincorporated, of which more than fifty percent (50%) of either the equity interests in, or the voting control of, such corporation or other organization is, directly or indirectly through Subsidiaries or otherwise, beneficially owned by such party.

     SECTION 9.11 Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

     SECTION 9.12 Time of Essence. Time is of the essence with respect to each and every provision of this Agreement.

     IN WITNESS WHEREOF, each party hereto has caused this Agreement to be executed by its respective officers thereunto duly authorized as of the date first above written.

                                          REMINGTON OIL AND GAS CORPORATION

                                          By:

                                            ------------------------------------
                                            Name: James A. Watt
                                            Title: President

                                          S-SIXTEEN HOLDING COMPANY

                                          By:

                                            ------------------------------------
                                            Name: David H. Hawk
                                            Title: President

                                                                       EXHIBIT A

                             CERTIFICATE OF MERGER
                                       OF
                       REMINGTON OIL AND GAS CORPORATION

     Remington Oil and Gas Corporation, a corporation organized and existing under the laws of the State of Delaware (the "Corporation"),

     DOES HEREBY CERTIFY:

     FIRST: That the name and state of incorporation of each of the constituent corporations ("Constituent Corporations") is: Remington Oil and Gas Corporation, a Delaware corporation, and S-Sixteen Holding Company, a Delaware corporation;

     SECOND: That an Agreement and Plan of Merger ("Merger Agreement") has been approved, adopted, certified, executed, and acknowledged by each of the Constituent Corporations in accordance with the provisions of Section 251 of the Delaware General Corporation Law ("DGCL"), pursuant to which S-Sixteen Holding Company will be merged with and into the Corporation (the "Merger"), with the Corporation being the surviving corporation ("Surviving Corporation") in the Merger;

     THIRD: That the name of the Surviving Corporation is Remington Oil And Gas Corporation.

     FOURTH: That the Merger effectuates amendments to the Certificate of Incorporation of the Surviving Corporation, as set forth in the Restated Certificate of Incorporation attached hereto as Schedule I, which shall become effective upon filing of this Certificate of Merger;

     FIFTH: That the Certificate of Incorporation of Remington, as set forth in the Restated Certificate of Incorporation contained in this Certificate of Merger, shall be the Certificate of Incorporation of the Surviving Corporation;

     SIXTH: That an executed Merger Agreement is on file at the principal place of business of the Surviving Corporation, the address of which is Preston Sherry Plaza, 8201 Preston Road, Suite 600, Dallas, Texas 75225;

     SEVENTH: That a copy of the Merger Agreement will be furnished by the Surviving Corporation, on request and without cost, to any stockholder of either of the Constituent Corporations;

     EIGHTH: That the effective date of the merger shall be 12:01 a.m., Delaware time, on the date of filing of this Certificate of Merger.

     IN WITNESS WHEREOF, said Remington Oil and Gas Corporation has caused this
Certificate to be signed by James A. Watt, its President, this   day of
            , 1998.

                                          REMINGTON OIL AND GAS CORPORATION
                                          a Delaware Corporation

                                          By
                                          --------------------------------------
                                            James A. Watt, President

ATTEST:

By:
-------------------------------------------------
    Burke Asher, Secretary

                                                         SCHEDULE I TO EXHIBIT A

                     RESTATED CERTIFICATE OF INCORPORATION
                                       OF
                       REMINGTON OIL AND GAS CORPORATION

     Remington Oil and Gas Corporation, a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

     FIRST: The name of the corporation as stated in its original Certificate of Incorporation was Box Energy Corporation which was changed by a Certificate of Amendment filed December 5, 1997 to the present name of the corporation, Remington Oil and Gas Corporation.

     SECOND: The date of filing of the corporation's original Certificate of Incorporation with the Secretary of State of Delaware was February 20, 1991.

     THIRD: This Restated Certificate of Incorporation was duly adopted by the Directors and adopted by the shareholders of Remington Oil and Gas Corporation in accordance with sections 245 and 251(b)(3) of the General Corporation Law of the State of Delaware and restates and further amends the provisions of the Certificate of Incorporation of Remington Oil and Gas Corporation.

     FOURTH: The Restated Certificate of Incorporation of Remington Oil and Gas Corporation shall be amended and restated to read in full as follows:

                                   ARTICLE I

     The name of this corporation is Remington Oil and Gas Corporation.

                                   ARTICLE II

     The address of the corporation's registered office in the State of Delaware is 32 Loockerman Square, Suite L-100, City of Dover 19901, County of Kent. The name of its registered agent at such address is The Prentice-Hall Corporation System, Inc.

                                  ARTICLE III

     The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "Delaware General Corporation Law").

                                   ARTICLE IV

     A. Classes of Stock. The aggregate number of shares which the corporation shall have the authority to issue is 125,000,000, divided into 100,000,000 shares of common stock of the par value of $.01 per share, and 25,000,000 shares of preferred stock of the par value of $.01 per share.

     B. Preferred Stock. The Board of Directors is authorized, subject to limitations prescribed by law and the provisions of the Article IV, to provide for the issuance of the shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of shares of each such series and the qualifications, limitations or restrictions thereof.

     The authority of the Board with respect to each series shall include, but not be limited to, determination of the following:

          1. The number of shares constituting that series and the distinctive designation of that series;

          2. The dividend rate on the shares of that series, whether dividends shall be cumulative and, if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;

          3. Whether that series shall have voting rights in addition to the voting rights provided by law and, if so, the terms of such voting rights;

          4. Whether that series shall have conversion privileges and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors shall determine;

          5. Whether or not the shares of that series shall be redeemable and, if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

          6. Whether that series shall have a sinking fund for the redemption or purchase of shares of that series and, if so, the terms and amounts of such sinking fund;

          7. The rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the corporation, and the relative rights of priority, if any, of payment of shares of that series;

          8. Any other relative rights, preferences and limitations of that series.

     Dividends on outstanding shares of Preferred Stock shall be paid or declared and set apart for payment before any dividends shall be paid or declared and set apart for payment on the common shares with respect to the same dividend period.

     If, upon any voluntary or involuntary liquidation, dissolution or winding up of the corporation, the assets available for distribution to holders of shares of Preferred Stock of all series shall be insufficient to pay such holders the full preferential amount to which they are entitled, then such assets shall be distributed ratably among the shares of all series of Preferred Stock in accordance with the respective preferential amounts (including unpaid cumulative dividends, if any) payable with respect thereto.

     C. Common Stock. All preferences, voting powers, relative, participating, optional or other special rights and privileges, and qualifications, limitations or restrictions of the Common Stock are expressly made subject and subordinate to those that may be fixed with respect to any shares of the Preferred Stock.

     Except as otherwise required by law or this Restated Certificate of Incorporation, each holder of Common Stock shall have one vote in respect to each share of Common Stock held by such holder of record on the books of the corporation for election of directors and on all matters submitted to a vote of stockholders of the corporation.

     Subject to the preferential rights of the Preferred Stock, the holders of shares of Common Stock shall be entitled to receive, when and if declared by the Board of Directors, out of the assets of the corporation which are by law available therefor, dividends payable either in cash, in property or in shares of capital stock.

     In the event of any dissolution, liquidation or winding up of the affairs of the corporation, after distribution in full of the preferential amounts, if any, to be distributed to the holders of shares of the Preferred Stock, holders of Common Stock shall be entitled, unless otherwise provided by law or this Restated Certificate of Incorporation, to receive all of the remaining assets of the corporation of whatever kind available for distribution to stockholders ratably in proportion to the number of shares of Common Stock held by them respectively.

                                   ARTICLE V

     No action required or permitted to be taken at any annual or special meeting of the stockholders may be taken without a meeting and the power of stockholders to consent in writing, without a meeting, to the taking of any action is specifically denied. Special meetings of the stockholders of the corporation may be called only by the chairman of the Board or the President of the corporation or by a resolution adopted by the affirmative vote of a majority of the Board of Directors.

                                   ARTICLE VI

     The number of directors which shall constitute the whole Board of Directors of this corporation shall be specified in the Bylaws of this corporation, subject to the provisions of this Article VI. Each director shall serve until the next annual meeting of stockholders and his successor is duly elected and qualified, or his death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director. Newly created directorships resulting from an increase in the number of directors and any vacancies of the Board of Directors resulting from death, resignation, disqualification, removal or other cause shall be filled by the affirmative vote of a majority of the remaining directors then in office (and not by the stockholders), even though less than a quorum of the Board of Directors. Any director elected in accordance with the preceding sentence shall hold office until the next annual meeting of stockholders and until such director's successor shall have been duly elected and qualified.

     Election of directors need not be by written ballot unless the Bylaws of the corporation shall so provide.

                                  ARTICLE VII

     A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation and its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law; (iii) under section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derived an improper personal benefit.

     Each person who is or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights than said law permitted the corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgment, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall incur to the benefit of his or her heirs, executors and administrators; provided, however, that except as provided in the second paragraph hereof, the corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors of the corporation. The right to indemnification conferred in this section shall be a contract right and shall include the right to be paid by the corporation any expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that if the Delaware General Corporation Law requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this section or otherwise. The corporation may, by action of its Board of Directors, provide indemnification to employees and agents of the corporation with the same scope and effect as the foregoing indemnification of directors and officers.

     The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this section shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Restated Certificate of Incorporation, bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

     The corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

                                  ARTICLE VIII

     The Board of Directors is expressly empowered to adopt, amend or repeal Bylaws of the corporation provided, however, that any adoption, amendment or repeal of Bylaws of the corporation by the Board of Directors shall require the approval of at least sixty-six and two-thirds percent (66 2/3%) of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any resolution providing for adoption, amendment or repeal is presented to the Board). The stockholders shall also have power to adopt, amend or repeal Bylaws of the corporation, provided, however, that in addition to any vote of the holders of any class or series of stock of this corporation required by law or by this Restated Certificate of Incorporation the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all of the then outstanding shares of the stock of the corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for such adoption, amendment or repeal by the stockholders of any provisions of the Bylaws of the corporation.

                                   ARTICLE IX

     Notwithstanding any other provision of this Restated Certificate of Incorporation, the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all of the then outstanding shares of the stock of the corporation entitled to vote generally in the election of Directors voting together as a single class, shall be required to amend in any respect or repeal this Article IX or Articles V, VI, VII and VIII.

     FIFTH: This Restated Certificate of Incorporation was duly adopted by the Board of Directors of this Corporation.

     SIXTH: This Restated Certificate of Incorporation was approved by the holders of the necessary number of outstanding shares of the corporation entitled to vote, as required by the General Corporation Law of the State of Delaware.

     IN WITNESS WHEREOF, said Remington Oil and Gas Corporation has caused its corporate seal to be hereunto affixed and the certificate to be signed by its President, James A. Watt, and its Secretary, J. Burke Asher, this
               day of             , 1998.

                                            REMINGTON OIL AND GAS
                                            CORPORATION

                                            By
                                             -----------------------------------
                                                  James A. Watt, President

ATTEST:

By
   ----------------------------------------------------
       J. Burke Asher, Secretary

                                                                       EXHIBIT B

                               WARRANT AGREEMENT

     WARRANT AGREEMENT, dated as of June 22, 1998 (this "WARRANT"), by and between REMINGTON OIL AND GAS CORPORATION, a Delaware corporation (the "COMPANY"), and BBHC ACQUISITION CO., L.L.C., a Delaware limited liability company, its successors and assigns ("HOLDER").

                                  WITNESSETH:

     WHEREAS, the Company and Holder's wholly-owned subsidiary, S-Sixteen Holding Company, a Delaware corporation ("SSHC"), have entered into an Agreement and Plan of Merger dated as of June 22, 1998 (the "MERGER AGREEMENT"; capitalized terms not defined herein shall have the meanings set forth in the Merger Agreement), providing for, among other things, the merger of SSHC with and into the Company, with the Company as the surviving corporation in the merger; and

     WHEREAS, as a condition and inducement to Holder's willingness to cause SSHC to enter into the Merger Agreement, Holder has requested that the Company agree, and the Company has agreed, to grant to Holder this Warrant;

     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein and in the Merger Agreement, the Company and Holder agree as follows:

     SECTION 1. Warrant Rights. Subject to the terms and conditions set forth herein, the Holder is hereby entitled to purchase up to 300,000 validly issued and nonassessable shares of the Class B (Non Voting) Common Stock, $1.00 par value per share, of the Company ("COMMON STOCK"). The number of shares of Common Stock to be received upon the exercise of this Warrant and the price to be paid for each share of Common Stock may be adjusted from time to time as hereinafter set forth. The shares of Common Stock or other securities deliverable upon such exercise, and as adjusted from time to time, are hereinafter sometimes referred to as the "WARRANT SHARES"). The rights represented by this Warrant shall be exercised at the price, subject to adjustment in accordance with Section 7 hereof, and during the exercise periods described below, as follows:

     (a) During the 12-month period commencing on the effective date (the "EFFECTIVE DATE") of the Merger (the "12-MONTH PERIOD"), the Holder shall have the option to purchase up to 100,000 Warrant Shares at an exercise price equal to the Market Price for the Common Stock on the date prior to the Effective Date, but in no event (i) less than $7.00 per Warrant Share or (ii) greater than $8.00 per Warrant Share (the "12-MONTH PERIOD EXERCISE PRICE"), subject to adjustment in accordance with Section 7 hereof. For purposes of the preceding sentence, Market Price shall mean the average of the high and low prices of the publicly traded shares of the Common Stock on the composite tape for the date of such valuation, as quoted in the Wall Street Journal or successor generally recognized business journal or, if such business journal does not list the published market quotation, then on the NASDAQ reporting system or successor reporting system. If no trading occurs in the Common Stock on the date of such valuation, fair market value shall mean the average of the high and low sales prices on the immediately preceding trading day. After the expiration of the 12-Month Period, the Holder shall have no right to purchase any Warrant Shares at the 12-month Period Exercise Price.

     (b) During the 36-month period commencing on the Effective Date of the Merger (the "36-MONTH PERIOD"), the Holder shall have the option to purchase up to 100,000 Warrant Shares at an exercise price of $9.00 per Warrant Share (the "36-MONTH PERIOD EXERCISE PRICE"), subject to adjustment in accordance with
Section 7 hereof. After the expiration of the 36-Month Period, the Holder shall have no right to purchase any Warrant Shares at the 36-month Period Exercise Price.

     (c) During the 60-month period commencing on the Effective Date of the Merger (the "60-MONTH PERIOD"), the Holder shall have the option to purchase up to 100,000 Warrant Shares at an exercise price of

$11.00 per Warrant Share (the "60-MONTH PERIOD EXERCISE PRICE"), subject to adjustment in accordance with Section 7 hereof. After the expiration of the 36-Month Period, the Holder shall have no right to purchase any Warrant Shares of the Company.

     The 12-Month Period Exercise Price, the 36-Month Period Exercise Price and the 60-Month Period Exercise Price are sometimes referred to individually herein as the "EXERCISE PRICE," and collectively, as the "EXERCISE PRICES."

     SECTION 2. Exercise of Warrant. The rights represented by this Warrant may be exercised at any time within the periods above specified, in whole or in part, by (i) the surrender of this Warrant (with the purchase form at the end hereof properly executed) at the principal executive office of the Company (or such other office or agency of the Company as it may designate by notice in writing to the Holder at the address of the Holder appearing on the books of the Company); (ii) payment to the Company of the Exercise Price then in effect for the number of Warrant Shares specified in the above-mentioned purchase form together with applicable stock transfer taxes, if any; and (iii) delivery to the Company of a duly executed agreement signed by the person(s) designated in the purchase form to the effect that such person(s) agree(s) to be bound by the provisions of Section 3, subparagraphs (b) and (d) of Section 8 and subparagraphs (b), (c) and (d) of Section 9 hereof. This Warrant shall be deemed to have been exercised, in whole or in part to the extent specified, immediately prior to the close of business on the date this Warrant is surrendered and payment is made in accordance with the foregoing provisions of this Section 2, and the person or persons in whose name or names the certificates for Warrant Shares shall be issuable upon such exercise shall become the holder or holders of record of such Warrant Shares at that time and date. Certificates representing the Warrant Shares so purchased shall be delivered to the Holder within a reasonable time, not exceeding ten (10) days, after the rights represented by this Warrant shall have been so exercised. If this Warrant should be exercised in part only, the Company shall, upon surrender of this Warrant for cancellation, execute and deliver a new Warrant evidencing the right of the Holder hereof to purchase the balance of the Warrant Shares purchasable thereunder.

     SECTION 3. Exchange, Transfer, Assignment or Loss of Warrant.

     (a) This Warrant is exchangeable, without expense, at the option of the Holder, upon presentation and surrender hereof to the Company or at the office of its stock transfer agent, if any, for other Warrants of different denominations entitling the holder thereof to purchase in the aggregate the same number of shares of Common Stock purchasable hereunder. The term "Warrant" as used herein includes any Warrants into which this Warrant may be divided or exchanged.

     (b) This Warrant shall not be transferred, sold, assigned or hypothecated (other than by will or pursuant to the laws of descent and distribution), except that it may be assigned in whole or in part at any time to any person who is a member, manager or officer of the Holder (each, a "PERMITTED TRANSFEREE"). Further, if this Warrant is transferred, sold, assigned or hypothecated other than to and among the Permitted Transferees, it shall expire ten (10) days after such sale, assignment or hypothecation unless it is exercised by such transferee. Any transfer of this Warrant shall be effected by the Holder (or subsequent assignee) by (i) executing the form of assignment at the end hereof and (ii) surrendering this Warrant for cancellation at the office or agency of the Company referred to in Section 2 hereof, accompanied by a certificate (signed by an officer or person serving in a similar capacity if Holder is a corporation, partnership or other entity) stating that each transferee is a Permitted Transferee under this Section 3; whereupon the Company shall issue, in the name or names specified by the Holder (including the Holder) a new Warrant or Warrants of like tenor and representing in the aggregate rights to purchase the same number of Warrant Shares as are purchasable hereunder.

     (c) Upon receipt by the Company of evidence satisfactory to it of the loss, theft, destruction or mutilation of this Warrant, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Warrant, if mutilated, the Company will execute and deliver a new Warrant of like tenor and date. Any such new Warrant executed and delivered shall constitute an additional contractual obligation on the part of the Company, whether or not the Warrant so lost, stolen, destroyed or mutilated, shall be at any time enforceable by anyone.

     (d) The Holder of this Warrant, by its acceptance thereof, represents and warrants that this Warrant and the Warrant Shares issuable upon exercise of Warrants shall be acquired as an investment and not with a view to the distribution thereof, and understands and acknowledges that this Warrant and each certificate representing Warrant Shares shall bear a restrictive legend substantially as set forth below:

          "THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO (i) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, (ii) TO THE EXTENT APPLICABLE, RULE 144 UNDER SUCH ACT (OR ANY SIMILAR RULE UNDER SUCH ACT RELATING TO THE DISPOSITION OF SECURITIES) or (iii) AN OPINION OF COUNSEL, IF SUCH OPINION SHALL BE REASONABLY SATISFACTORY TO COUNSEL FOR THE ISSUER, THAT AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT IS AVAILABLE."

     SECTION 4. Reservation of Shares. The Company covenants and agrees that all shares of Common Stock which may be purchased hereunder will, upon issuance against payment of the Exercise Price therefor, be duly and validly issued, fully paid and nonassessable, and no personal liability will attach to the holder thereof. The Company further covenants and agrees that, during the periods within which this Warrant may be exercised, the Company will at all times have authorized and reserved for issuance a sufficient number of shares of its Common Stock to provide for the exercise of this Warrant.

     SECTION 5. Fractional Shares. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant. With respect to any fraction of a share called for upon any exercise hereof, the Company shall pay to the Holder an amount in cash equal to such fraction multiplied by the current market value of a share of Common Stock, determined as follows:

     (a) If the Common Stock is listed on a National Securities Exchange or admitted to unlisted trading privileges on such exchange or listed for trading on the NASDAQ National Market System ("NASDAQ"), the current market value shall be the last reported sale price of the Common Stock on such exchange or system on the last business day prior to the date of exercise of this Warrant or if no such sale is made on such day, the average closing bid and asked prices for such day on such exchange or system;

     (b) If the Common Stock is not so listed or admitted to unlisted trading privileges, the current market value shall be the mean of the last reported bid and asked prices reported by the National Quotation Bureau, Inc. on the last business day prior to the date of the exercise of this Warrant; or

     (c) If the Common Stock is not so listed or admitted to unlisted trading privileges and bid and asked prices are not so reported, the current market value shall be an amount, not less than the book value thereof as at the end of the most recent fiscal year of the Company ending prior to the date of the exercise of the Warrant, determined in such reasonable manner as may be prescribed by the Board of Directors of the Company.

     SECTION 6. Rights of Holder. The Holder shall not, by virtue hereof, be entitled to any rights of a shareholder in the Company, either at law or in equity, and the rights of the Holder are limited to those expressed in this Warrant and are not enforceable against the Company except to the extent set forth herein.

     SECTION 7. Anti-Dilution Provisions. The Exercise Price in effect at any time and the number and kind of securities purchasable upon the exercise of this Warrant shall be subject to adjustment from time to time upon the happening of certain events as follows:

     (a) In case the Company shall (i) declare a dividend or make a distribution on its outstanding shares of Common Stock in shares of Common Stock, or (ii) subdivide or reclassify its outstanding shares of Common Stock into a greater number of shares, or (iii) combine or reclassify its outstanding shares of Common Stock into a smaller number of shares, or (iv) the outstanding shares of Common Stock of the Company are at any time changed into or exchanged for a different number or kind of shares or other security of the Company or of another corporation through reorganization, merger, consolidation, liquidation or recapitalization, then appropriate adjustments in the number and kind of such securities subject to this Warrant shall be made and the Exercise Price in effect at the time of the record date for such dividend or distribution or of the effective date of such subdivision, combination, reclassification, reorganization, merger, consolidation, liquidation or recapitalization shall be proportionately adjusted so that the Holder of this Warrant, if exercised after such date, shall be entitled to receive the aggregate number and kind of securities which, if this Warrant had been exercised by such Holder immediately prior to such date, such Holder would have owned upon such exercise and been entitled to receive upon such dividend, distribution, subdivision, combination, reclassification, reorganization, merger, consolidation, liquidation or recapitalization. By way of example and not of limitation, (i) if the Company converts its Common Stock into a single class of voting common stock ("VOTING COMMON"), at a conversion ratio of 1.0:1.0, this Warrant would represent the right to purchase a number of shares of Voting Common equal to the Warrant Shares issuable upon exercise hereof, at the equivalent Exercise Prices set forth herein, or (ii) if the Company declares a 2 for 1 stock distribution and the Exercise Price immediately prior to such event was $9.00 per Warrant Share and the number of Warrant Shares purchasable upon exercise of this Warrant at that price was 100,000, the adjusted Exercise Price immediately after such event would be $4.50 per Warrant Share, and the adjusted number of Warrant Shares purchasable at such Exercise Price upon exercise of this Warrant would be 200,000. Such adjustments shall be made successively whenever any event listed above shall occur.

     (b) No adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least five cents ($0.05) in the Exercise Price; provided, however, that any adjustments which by reason of this subparagraph (b) are not required to be made shall be carried forward and taken into account in any subsequent adjustment required to be made hereunder. All calculations under this Section 7 shall be made to the nearest cent or to the nearest one-hundredth of a share, as the case may be. Anything in this Section 7 to the contrary notwithstanding, the Company shall make such changes in the Exercise Price, in addition to those required by this Section 7, as it shall determine, in its sole discretion, to be advisable in order that any dividend or distribution in shares of Common Stock, or any subdivision, reclassification or combination thereof, thereafter made by the Company shall not result in any federal income tax liability to the holders of Common Stock or securities convertible into Common Stock.

     (c) Whenever the Exercise Prices are adjusted, as herein provided, the Company shall promptly cause a notice setting forth the adjusted Exercise Prices and adjusted number of Shares of Common Stock or other securities purchasable upon exercise of this Warrant to be mailed to the Holder, at the address listed on the books of the Company, and shall cause a certified copy thereof to be mailed to the Company's transfer agent, if any. The Company may retain a firm of independent certified public accountants selected by the Board of Directors (who may be the regular accountants employed by the Company) to make any computation required by this Section 7, and a certificate signed by such firm shall be conclusive evidence of the correctness of such adjustment.

     (d) In the event that at any time, as a result of an adjustment pursuant to the provisions of this Section 7, the Holder of this Warrant thereafter shall become entitled to receive any securities of the Company other than Common Stock, thereafter the exercise price and number of such other securities so receivable upon exercise of this Warrant shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Common Stock contained in this Section 7.

     SECTION 8. Registration Rights.

     (a) (i) For a period of seven (7) years from the Effective Date (the "COMPANY OBLIGATION PERIOD"), the Company shall advise the Holder or its Permitted Transferees, whether the Holder holds this Warrant or has exercised this Warrant and holds shares of Common Stock, by written notice at least two weeks prior to the filing of any registration statement or post-effective amendment thereto under the Securities Act of 1933, as amended (the "SECURITIES ACT") covering any securities of the Company, for its own account or for the account of others, except for any registration statement filed on Form S-4 or S-8 (including a Form S-3 related to a Form S-8) and will, upon the request of the Holder, and subject to subparagraph (a)(ii) below, include in any such registration statement such information as may be required to permit a public offering of the Common Stock or other securities issuable upon exercise of this Warrant (the

"REGISTRABLE SECURITIES"). The Company shall supply prospectuses and such other documents as the Holder may reasonably request in order to facilitate the public sale or other disposition of the Registrable Securities, use its best efforts to register and qualify any of the Registrable Securities for sale in such states as the Holder designates and do any and all other acts and things which may be necessary or desirable to enable the Holder to consummate the public sale or other disposition of the Registrable Securities, all at no expense to the Holder, and furnish indemnification in the manner provided in Section 9 hereof. The Holder shall furnish information and indemnification as set forth in Section 9.

     (ii) If the registration of which the Company gives notice is for a registered public offering involving an underwriting, the Company shall so advise the Holder as a part of the written notice given pursuant to Section 8(a)(i). If the managing underwriter determines that a limitation of the number of shares to be underwritten is required, the underwriter may exclude some or all Registrable Securities from such registration (the "EXCLUDABLE REGISTRABLE SECURITIES"); provided, however, that no other security holder of the Company may include any such securities in such registration statement if any of the Registrable Securities are excluded from such registration; and, provided, further, that the Company will file a new registration statement covering the Excluded Registrable Securities, at the Company's expense, within six months after the completion of such underwritten offering.

     (b) If any 50% Holder (as defined below) shall give notice to the Company at any time during the Company Obligation Period to the effect that such Holder desires to register under the Securities Act any or all of the Registrable Securities under such circumstances that a public distribution (within the meaning of the Securities Act) of any such securities will be involved, then the Company will promptly, but no later than four weeks after receipt of such notice, file a registration statement pursuant to the Securities Act, so that such designated Registrable Securities may be publicly sold under the Securities Act as promptly as practicable thereafter, and the Company will use its best efforts to cause such registration statement to become and remain effective (including the taking of such steps as are necessary to obtain the removal of any stop order) within 90 days after the receipt of such notice; provided, that such Holder shall furnish the Company with appropriate information in connection therewith as the Company may reasonably request in writing. The 50% Holder may, at its option, request the filing of a registration statement under the Securities Act on two (2) occasions during the Company Obligation Period. The Holder (or, in the case of this Section 8(b), the 50% Holder) may, at its option, request the registration of Registrable Securities in a registration statement made by the Company as contemplated by Section 8(a) or in connection with a request made pursuant to this Section 8(b) prior to acquisition of the Warrant Shares issuable upon exercise of this Warrant. Within ten days after receiving any such notice pursuant to this Section 8(b), the Company shall give notice to any other Holder of Warrants, advising that the Company is proceeding with such registration statement, and offering to include therein the securities underlying such Warrants held by the other Holder(s), provided that they shall furnish the Company with such appropriate information (relating to the intentions of such Holder(s)) in connection therewith as the Company shall reasonably request in writing. All costs and expenses of the registration statements shall be borne by the Company, except that the Holder(s) shall bear the fees of their own counsel and any underwriting discounts or commissions applicable to any of the securities sold by them. The Company will maintain such registration statement or post-effective amendment current under the Securities Act for a period of at least six (6) months (and up to an additional thirty (30) days if requested by the Holder(s)) from the effective date thereof. The Company shall provide prospectuses, and such other documents as the Holder(s) may request in order to facilitate the public sale or other disposition of the Registrable Securities, use its best efforts to register and qualify any of the Registrable Securities for sale in such states as such Holder(s) designate and furnish indemnification in the manner provided in Section 9 hereof.

     (c) The term "50% HOLDER" as used in this Section 8 shall mean the Holder(s) of at least 50% of the Common Stock underlying this Warrant and/or issued upon exercise thereof and shall include any owner or combination of owners of such securities, which ownership shall be calculated by determining the number of shares of Common Stock held by such owner or owners as well as the number of shares then issuable upon exercise of this Warrant.

     (d) If at any time prior to the effectiveness of the registration statement filed in connection with an offering pursuant to this Section 8, the 50% Holder shall determine not to proceed with the registration, upon notice to the Company and the payment to the Company by the 50% Holder of the Company's expenses, if any, theretofore incurred in connection with the registration statement, the 50% Holder may terminate its participation in the offering, and the registration statement previously filed shall not be counted against the number of demand registrations permitted under Section 8(b). The 50% Holder need not pay to the Company its expenses incurred in connection with the registration statement, however, if such 50% Holder shall have determined not to proceed because of material adverse developments on the part of the Company of which such 50% Holder obtained knowledge subsequent to the giving to the Company of the written request to register Registrable Securities pursuant to this Section 8.

     (e) Notwithstanding the foregoing, if the Company shall furnish to such 50% Holder a certificate signed by the President of the Company stating that in the good faith judgment of the Board of Directors it would be seriously detrimental to the Company or its stockholders for a registration statement to be filed in the near future containing the disclosure of material information required to be included therein by reason of the federal securities laws, then the Company's obligation to use its best efforts to file a registration statement shall be deferred for a period during which such disclosure would be seriously detrimental; provided, (i) that this period will not exceed 60 days, (ii) the Company shall not defer its obligation in this manner more than once in any 12 month period, and (iii) the Company Obligation Period shall be extended by the cumulative number of days resulting from any extensions pursuant to this subparagraph (e).

     (f) The right of a Holder of this Warrant and/or Warrant Shares to request inclusion of Registrable Securities within the coverage of a registration statement pursuant to clause (a) or (b) this Section 8 shall expire at the earlier of (i) expiration of the Company Obligation Period, or (ii) at such time as such Holder shall have received from counsel to the Company an unqualified opinion of such counsel that such Holder has the right, pursuant to the provisions of Rule 144 under the Securities Act, to sell within any three-month period (which period shall be at the time the opinion is rendered) all Warrant Shares then held and purchasable upon the exercise of this Warrant by such Holder.

     (g) The rights to cause the Company to register Registrable Securities pursuant to this Section 8 may be assigned by a Holder to any Permitted Transferee; provided, however, (i) the transferor shall, within ten (10) days after such transfer, furnish to the Company written notice of the name and address of such transferee or assignee and the securities to which such registration rights are being assigned, and (ii) such transferee shall agree to be subject to all restrictions set forth in this Warrant. No other transfer or assignment of the registration rights provided in this Warrant shall be permitted without the prior written consent of the Company.

     SECTION 9. Indemnification.

     (a) Whenever pursuant to Section 8 a registration statement relating to any Registrable Securities is filed under the Securities Act, amended or supplemented, the Company will indemnify and hold harmless each Holder of the securities covered by such registration statement, amendment or supplement (each such Holder being hereinafter called the "DISTRIBUTING HOLDER"), and each officer, director, partner, employee, affiliate or person who controls (within the meaning of the Securities Act) the Distributing Holder, and each underwriter (within the meaning of the Securities Act), and each person who controls any such underwriter (collectively, the "HOLDER INDEMNITEES"), from and against any losses, claims, damages or liabilities (joint or several) to which they may become subject under the Securities Act, the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively, a "VIOLATION") by the Company: (i) any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, or any documents filed under state securities or Blue Sky laws in connection therewith, (ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading, or (iii) any violation or alleged violation by the Company of the Securities

Act, the Exchange Act, any state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any state securities law in connection with the offering covered by such registration statement; and the Company will reimburse the Holder Indemnitees for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the indemnity agreement contained in this Section 9(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, nor shall the Company be liable in any such case for any loss, claim, damage, liability or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by any Holder Indemnitees.

     (b) To the extent permitted by law, each Distributing Holder will, if Registrable Securities held by such Distributing Holder are included in the securities as to which such registration, qualifications or compliance is being effected, indemnify and hold harmless the Company, each of its directors, its officers, affiliates, and legal counsel, and each person, if any, who controls the Company (within the meaning of the Securities Act), any underwriter, and any other Distributing Holders selling securities under such registration statement or any of such other Distributing Holder's partners, directors or officers or any person who controls such Distributing Holder, against any losses, claims, damages or liabilities (joint or several) to which the Company or any such director, officer, controlling person, underwriter or other Distributing Holder, or partner, director, officer or controlling person of such other Distributing Holder may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such Distributing Holder under an instrument duly executed by such Distributing Holder and stated to be specifically for use in connection with such registration; and each such Distributing Holder will reimburse any legal or other expenses reasonably incurred by the Company or any such director, officer, controlling person, underwriter or other Distributing Holder, or partner, officer, director or controlling person of such other Distributing Holder in connection with investigating or defending any such loss, claim, damage liability or action if it is judicially determined that there was such a Violation; provided, however, that the indemnity agreement contained in this
Section 9(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Distributing Holder, which consent shall not be unreasonably withheld; provided, further, that in no event shall any indemnity under this
Section 9(b) exceed the proceeds from the offering received by such Distributing Holder.

     (c) Promptly after receipt by an indemnified party under this Section 9 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 9, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party shall have the right to retain its own counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, if materially prejudicial to its ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this Section 9, but the omission so to deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 9.

     (d) If the indemnification provided for in this Section 9 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any losses, claims, damages or liabilities referred to herein, the indemnifying party, in lieu of indemnifying such indemnified party thereunder, shall to the extent permitted by applicable law contribute to the amount paid or payable by such indemnified party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the Violation(s) that resulted in such loss, claim, damage or liability, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by a court of law by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or the indemnified party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission; provided, that in no event shall any contribution by a Distributing Holder hereunder exceed the proceeds from the offering received by such Distributing Holder.

     (e) The obligations of the Company and Distributing Holders under this
Section 9 shall survive completion of any offering of Registrable Securities in a registration statement. No indemnifying party, in the defense of any such claim or litigation shall, except with the consent of each indemnified party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

     SECTION 10. Certain Covenants and Agreements.

     (a) The Company shall not by any action, including, without limitation, amending its certificate of incorporation or bylaws, any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times and in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate to protect the rights of the Holder against impairment. Without limiting the generality of the foregoing, the Company will (a) take all such action as may be necessary or appropriate in order that the Company may validly issue fully paid and nonassessable Warrant Shares upon exercise of this Warrant, and (b) obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof as may be necessary to enable the Company to perform its obligations under this Warrant.

     (b) If the Company shall list any of its Common Stock on any securities exchange or automated quotation system, it will, at its expense, list thereon, maintain and, when necessary, increase such listing of, all of its Common Stock issued to, or to the extent permissible under the applicable securities exchange or quotation system rules, issuable upon the exercise of this Warrant so long as any of its Common Stock shall be so listed.

     (c) From and after the date of this Warrant, the Company shall not, without the prior written consent of the Holders of two-thirds (66 2/3%) of the Registrable Securities then outstanding or issuable upon exercise of this Warrant, enter into any agreement with any holder or prospective holder of securities of the Company which would grant such holder registration rights senior to those granted to the Holder hereunder.

     (d) With a view to making available to the Holder the benefits of certain rules and regulations of the Securities and Exchange Commission ("SEC") which may permit the sale of the Registrable Securities to the public without registration, the Company agrees to use its best efforts to:

          (i) At all times hereafter, make and keep public information available, as those terms are understood and defined in SEC Rule 144 or any similar or analogous rule promulgated under the Securities Act;

          (ii) File with the SEC, in a timely manner, all reports and other documents required of the Company under the Exchange Act;

          (iii) So long as any Holder owns any Registrable Securities, furnish to such Holder forthwith upon request: a written statement by the Company as to its compliance with the reporting requirements of said Rule 144 of the Securities Act and of the Exchange Act; a copy of the most recent annual or quarterly report of the Company; and such other reports and documents as a Holder may reasonably request in availing itself of any rule or regulation of the SEC allowing it to sell any such securities without registration.

     SECTION 11. Representations and Warranties. The Company hereby represents and warrants to Holder as follows:

     (a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has full power and lawful authority to carry on its business.

     (b) The Company has full corporate power to execute, deliver and issue this Warrant and to carry out its obligations hereunder. The execution, delivery and issuance of this Warrant, and delivery and issuance of the Warrant Shares upon exercise of this Warrant, have been duly and validly authorized by the Board of Directors of the Company; no other corporate acts or proceedings on the part of the Company are necessary to authorize this Warrant or the Warrant Shares; and this Warrant constitutes a valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

     (c) The Warrant Shares will, when issued pursuant to this Warrant, be duly authorized and validly issued, fully paid and nonassessable, and not subject to preemptive rights.

     (d) No consent or approval by, or filing with, any governmental authority is required in connection with the execution, delivery and issuance by the Company of this Warrant, or the delivery and issuance of the Warrant Shares, other than such as have been obtained or made (or as may be required in the future under applicable securities laws in connection with the transfer or exercise of this Warrant or the resale of the Warrant Shares).

     (e) The execution, delivery and issuance of this Warrant and the delivery and issuance of the Warrant Shares will not result in the violation of any term or provision of the charter or bylaws of the Company or any loan agreement, indenture, note or other instrument or decree, order, statute, rule or regulation applicable to the Company (subject, however, to compliance with applicable securities laws in connection with the transfer or exercise of this Warrant or the resale of the Warrant Shares).

     SECTION 12. Notices. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed telex or facsimile if sent during normal business hours of the recipient; if not, then on the next business day, (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one (1) day after deposit with a nationally-recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent (a) to the Company, at Remington Oil and Gas Corporation 8201 Preston Road, Suite 600, Dallas, Texas 75225 Attention: James A. Watt, President, and (b) to the Holder, at S-Sixteen Holding Company, 999 Main Street, 11th Floor, Boise, Idaho 83702
Attention: David H. Hawk, President. Either party may from time to time change the address to which notices to it are to be delivered or mailed under this Warrant by notice to the other party.

     SECTION 13. General Provisions.

     (a) Any provision of this Warrant may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Holders of 66 2/3% of the Registrable Securities then outstanding or issuable upon exercise of this Warrant.

     (b) This Warrant shall be governed by and construed under the laws of the State of Delaware without regard to conflicts of laws principles.

     (c) All the covenants and provisions of this Warrant by or for the benefit of the Company or the Holder shall bind and inure to the benefit of their respective permitted successors and assigns.

     (d) The captions of the Sections and subsections of this Warrant have been inserted for convenience only and shall have no substantive effect.

     IN WITNESS WHEREOF, REMINGTON OIL AND GAS CORPORATION has caused this Warrant Agreement to be signed by its duly authorized officers, and this Warrant to be dated as of the date first above written.

                                            REMINGTON OIL AND GAS CORPORATION

                                            By:
                                              ----------------------------------
                                                   James A. Watt, President

ATTEST:

------------------------------------------------------
Burke Asher, Secretary

AGREED AND ACCEPTED, as of                , 1998.

BBHC ACQUISITION CO., L.L.C.

By:
    -----------------------------------------------------
    David H. Hawk, Manager

                                 PURCHASE FORM

                  (TO BE SIGNED ONLY UPON EXERCISE OF WARRANT)

     The undersigned, holder of the foregoing Warrant, hereby irrevocably elects to exercise the purchase rights represented by such Warrant for, and to purchase
thereunder,        shares of Common Stock of REMINGTON OIL AND GAS CORPORATION,
and herewith makes payment of $          in payment of the actual exercise price
thereof, and requests that the certificate(s) for shares of Common Stock be issued in the name(s) of, and delivered to, the following:

--------------------------------------------------------------------------------
             (Please Print Name and Social Security or Tax ID No.)

--------------------------------------------------------------------------------
                                (Street Address)

--------------------------------------------------------------------------------
                           (City, State and Zip Code)

Dated
----------------------

                                            Name of Warrantholder or Assignee:

                                            ------------------------------------
                                                       (Please Print)

                                            ------------------------------------

                                            Signature:
                                            Print Name:
                                            Print Title:

                                            ------------------------------------
                                            Address:

                                            ------------------------------------

                                ASSIGNMENT FORM

                 (TO BE SIGNED ONLY UPON ASSIGNMENT OF WARRANT)

     FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto

--------------------------------------------------------------------------------
                        (Please Print Name of Assignee)

--------------------------------------------------------------------------------
                                (Street Address)

--------------------------------------------------------------------------------
                           (City, State and Zip Code)

the within Warrant, to purchase                Warrant Shares of Remington Oil
and Gas Corporation issuable upon exercise thereof, and hereby appoints
               , Attorney, to transfer such Warrant on the books of the Company, with full power of substitution in the premises.

DATED:
---------------

                                            ------------------------------------
                                            Print Name of Registered Holder

                                            ------------------------------------
                                            Signature
                                            Print Name:
                                            Print Title:

                                                                   APPENDIX I(a)

                                  AMENDMENT TO
                               AGREEMENT AND PLAN
                                   OF MERGER

                                                                   APPENDIX I(a)

                                October 12, 1998

David H. Hawk, President
S-Sixteen Holding Company
999 Main Street
11th Floor
Boise, ID 83702

  Re: Agreement and Plan of Merger

Dear Mr. Hawk:

     As you are aware, the September 21, 1998, letter to James Watt of Remington Oil & Gas Corporation ("Remington") from H. Roger Schwall, Assistant Director of the Corporation Finance Division of the Securities and Exchange Commission, points out an ambiguity in the Agreement and Plan of Merger (the "Merger Agreement") dated June 22, 1998, between Remington and S-Sixteen Holding Company ("SSHC"). The ambiguity relates to Remington's ability to waive the condition, set forth in Section 7.2(d) of the Merger Agreement, that Remington receive an opinion from its special tax advisor, Arthur Andersen, LLP, that the transaction contemplated by the Merger Agreement will constitute a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

     As you recall, and as recounted in the draft Form S-4 under The Transaction -- Background of the Transaction, the ability to structure the merger transaction as a tax-free reorganization was an important factor in the negotiation of the Merger Agreement. It is our clear understanding that the Merger Agreement contemplates a tax-free reorganization and it will only go forward on that basis.

     Therefore, we propose that the Merger Agreement be amended to clarify our shared understanding as follows:

          Section 7.2(d) shall be amended by the insertion of the following language at the end of the current section:

          Notwithstanding the foregoing, the condition set forth in subsection 7.2(d) shall not be waivable by Remington.

     Please indicate your agreement with the proposed amendment by signing this letter where set forth below and returning it to me.

     Thank you for your cooperation.

                                            Sincerely,

                                            REMINGTON OIL & GAS CORPORATION

                                            By        /s/ JAMES WATT
                                             -----------------------------------
                                             James Watt, Chief Executive Officer

Accepted and Agreed to:

S-SIXTEEN HOLDING COMPANY

By       /s/ DAVID H. HAWK
   ---------------------------------
       David H. Hawk, President

                                                                     APPENDIX II

                         OPINION OF SPECIAL TRANSACTION
                          COMMITTEE FINANCIAL ADVISOR

                                 June 22, 1998

Remington Oil and Gas Corporation
8201 Preston Road
Suite 600
Dallas, TX 75225-6211

Attention:  Special Transaction Committee of the
          Board of Directors (the "Committee")

Gentlemen:


     The Committee has asked Howard, Weil, Labouisse, Friedrichs Incorporated ("Howard, Weil") to advise it with respect to the fairness, from a financial point of view, of a proposed transaction (the "Transaction") involving both (i) the proposed merger (the "Merger") of S-Sixteen Holding Company ("S-Sixteen") with and into Remington Oil and Gas Corporation ("Remington") and (ii) the attendant exchange and reclassification (the "Recapitalization") of Remington's Class A (Voting) Common Stock, par value $1.00 per share (the "Remington Class A Stock"), and Remington's Class B (Nonvoting) Common Stock, par value $1.00 per share (the "Remington Class B Stock"), into one single class of voting common stock (the "Remington Common Stock"), to Remington and to the holders of Remington Class A Stock and Remington Class B Stock, other than S-Sixteen and its affiliates, pursuant to the terms and subject to the conditions set forth in that certain Agreement and Plan of Merger (together with the exhibits thereto, the "Agreement") between Remington and S-Sixteen and pursuant to Remington's Certificate of Merger (the "Certificate of Merger").



     The proposed Merger of S-Sixteen with and into Remington provides for, among other things, Remington to be the surviving corporation. The authorized capital stock of S-Sixteen consists of 25,000 shares of Class A (Voting) Stock, par value $0.01 per share (the "S-Sixteen Class A Stock"), and 475,000 shares of Class B (Nonvoting) Stock, par value $0.01 per share (the "S-Sixteen Class B Stock"). As of the date of this opinion, S-Sixteen had outstanding 33 shares of S-Sixteen Class A Stock and 38,472 shares of S-Sixteen Class B Stock. Pursuant to the Merger, each share of the S-Sixteen Class A Stock and each share of the S-Sixteen Class B Stock issued and outstanding (other than shares of S-Sixteen held in S-Sixteen's Treasury) is converted into the right to receive 72.329 shares (the "S-Sixteen Exchange Ratio") of Remington Common Stock. The S-Sixteen Exchange Ratio was independently derived and based upon arms-length negotiations between the managements of Remington and S-Sixteen. Howard, Weil had no involvement in the establishment of the S-Sixteen Exchange Ratio nor did Howard, Weil have any involvement in the negotiations or setting of the terms of the Merger. S-Sixteen currently owns 57.1% of the outstanding Remington Class A Stock and 1.7% of the outstanding Remington Class B Stock, together representing 10.5% of the total outstanding Remington Class A Stock and Remington Class B Stock. Pursuant to the Transaction, S-Sixteen will be entitled to receive a total of 2,785,028 shares of Remington Common Stock in exchange for its shares, representing 13.1% of the total outstanding Remington Common Stock.



     The Recapitalization provides for, among other things, each share of Remington Class A Stock issued and outstanding (other than shares of Class A Stock held in Remington's treasury) to be converted into the right to receive
1.15 shares of Remington Common Stock (the "Remington Class A Exchange Ratio") and for each share of Remington Class B Stock issued and outstanding (other than shares of Class B Stock held in Remington's treasury) to be converted into the right to receive 1.0 shares of Remington Common Stock (the "Remington Class B Exchange Ratio"). The Remington Class A Exchange Ratio and the Remington Class B Exchange Ratio were independently derived and based upon arms-length negotiations between the managements of Remington and S-Sixteen. Howard, Weil had no involvement in the establishment of the Remington Class A Exchange Ratio or the Remington Class B Exchange Ratio in the Recapitalization. The authorized capital stock of Remington consists of 15,000,000 shares of Remington Class A Stock and 30,000,000 shares of Remington Class B Stock. As of the date of this opinion, (i) 3,221,510 shares of Remington Class A Stock and 17,128,738 shares of Remington Class B Stock were issued and outstanding, (ii) 28,600 shares of Remington Class A Stock and 424,272 shares of Remington Class B Stock were held in the treasury of

Howard, Weil, Labouisse, Friedrichs                                June 22, 1998
Incorporated                                                             Page  2

Remington, and (iii) 3,078,500 shares of Remington Class B Stock were held in reserve for issuance upon exercise of options pursuant to Remington's 1997 Stock Option Plan, the Remington Non-Employee Director Stock Purchase Plan and all other stock option or incentive plans or stock option agreements of Remington. The current beneficial ownership of the shareholders of Remington Class A Stock, excluding the Remington Class A Stock owned by S-Sixteen and its affiliates, represents 42.9% of such outstanding stock, and the current beneficial ownership of the shareholders of Remington Class B Stock, excluding the Remington Class B Stock owned by S-Sixteen and its affiliates, represents 98.3% of such outstanding stock, together representing 89.5% of the total outstanding Remington Class A Stock and Remington Class B Stock. Pursuant to the Recapitalization, the shareholders of Remington Class A Stock and Remington Class B Stock, excluding the Remington Class A Stock and Remington Class B Stock owned by S-Sixteen, will be entitled to receive a total of 18,428,651 shares of Remington Common Stock in exchange for their shares, representing 86.9% of the total outstanding Remington Common Stock.


     In connection with rendering our opinion, we have among other things: (i) reviewed the Agreement and the Certificate of Merger, dated June 22, 1998, by and between Remington and S-Sixteen; (ii) reviewed the Warrant Agreement, dated June 22, 1998, by and between Remington and S-Sixteen; (iii) reviewed Remington's Form 10-K and related audited financial information for the years ended December 31, 1997, December 31, 1996 and December 31, 1995; (iv) reviewed Remington's Form 10-Q and related unaudited financial information for the quarterly periods ended March 31, 1998, September 30, 1997, June 30, 1997 and March 31, 1997; (v) reviewed S-Sixteen's audited financial information for the years ended December 31, 1997, December 31, 1996 and December 31, 1995; (vi) reviewed certain publicly available information relating to the business of Remington; (vii) reviewed certain oil and gas reserve estimates of Remington, dated January 1, 1998, prepared by Netherland, Sewell & Associates, Inc. ("Netherland, Sewell"), independent petroleum engineers, and discussed the oil and gas reserve estimates with Netherland, Sewell; (viii) reviewed certain oil and gas reserve estimates prepared by Remington and discussed the oil and gas reserve estimates with Remington; (ix) conducted discussions with members of senior management of Remington concerning the historical, current and estimated financial position and results of operations of its business and the business of S-Sixteen; (x) reviewed the historical market prices and trading volume for Remington Class A Stock and Remington Class B Stock and compared them with those of certain publicly traded companies which Howard, Weil deemed to be comparable to Remington; (xi) compared the results of operations of Remington with such comparable companies; (xii) reviewed certain publicly available information concerning the nature and terms of certain selected comparable transactions involving different companies that we considered relevant to our inquiry; (xiii) conducted analyses of discounted values of possible future cash flows derived from cash flow projections under (x) certain forecasts of future oil and natural gas prices, (y) certain estimates of oil and gas reserves, rates of production and costs of production and (z) various discount rates; and (xiv) made such other financial studies, analyses and examinations, performed such other investigations and took into account such other matters as Howard, Weil deemed necessary or appropriate.



     Because the reasons for and circumstances surrounding each of the selected comparable transactions that Howard, Weil deemed relevant were so diverse, and because of the inherent differences between the businesses, operations and share structures of Remington and each of the selected companies involved in such comparable transactions, Howard, Weil believes that a purely quantitative comparable transaction analysis would not be particularly meaningful in the context of the Transaction. Howard, Weil believes that an appropriate use of a comparable transaction analysis in this instance would involve qualitative judgments concerning differences between the characteristics of these transactions and those of the Transaction, which judgments are reflected in Howard, Weil's opinion.


     In our review and analysis and in arriving at our opinion, we assumed and relied upon the accuracy and completeness of all of the financial information, oil and gas reserve estimates, and other information provided to us or publicly available and did not attempt independently to verify any of such information. We did not conduct a physical inspection of any of the oil and gas properties or other assets of Remington or S-Sixteen,

Howard, Weil, Labouisse, Friedrichs                                June 22, 1998
Incorporated                                                             Page  3

nor did we obtain or consider any independent evaluations or appraisals of such properties or assets other than a review of the oil and gas reserve information prepared by Remington and the oil and gas reserve information of Remington prepared by Netherland, Sewell upon which we relied without further investigation.

     Our opinion is necessarily based upon conditions in the securities markets and the oil and natural gas markets prevailing as of the date hereof and the conditions and prospects, financial and otherwise, of Remington and S-Sixteen as they have been represented to us as of the date hereof or as they were reflected in the materials and discussions described above.

     Based upon and subject to the foregoing, we are of the opinion that the Transaction is fair, from a financial point of view, to Remington and to the shareholders of Remington Class A Stock and Remington Class B Stock, other than S-Sixteen and its affiliates.

     We received a fee, plus reasonable out-of-pocket expenses, from Remington at the direction of the Committee for our services in connection with rendering this opinion. The fee was negotiated by the parties at arms'-length and was not contingent upon the consummation of the Transaction. In addition, in the ordinary course of our business, we may actively trade the securities of Remington for our own account and for the accounts of our customers. Accordingly, at any time, we may hold a long or short position in such securities.


     Howard, Weil is an investment banking firm specializing in the valuation of energy-related businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. The Committee retained Howard, Weil to act as its financial advisor on the basis of, among other factors, Howard, Weil's expertise in the oil and gas industry.



     This opinion is for the information of and the benefit of the Committee only in considering the terms of the proposed Transaction and may not be relied upon, quoted or referred to in whole or in part by any other person, except that in the event of reproduction of the opinion in any proxy statement or registration statement prepared in connection with the proposed Transaction, Remington may also include references to the opinion and to Howard, Weil and its relationships with Remington (in each case in such form as Howard, Weil reasonably shall approve) in such documents. Remington also may refer to the opinion in other public disclosures concerning the Transaction; provided that, to the extent reference is made to Howard, Weil's opinion, such form of disclosure shall be first approved by Howard, Weil unless such disclosure only references the existence of a fairness opinion without naming Howard, Weil or the matters expressly contained in such fairness opinion. Other than as contemplated above, neither the opinion, nor any other opinion or advice (written or oral) of Howard, Weil shall be used, reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose, nor shall public reference be made to Howard, Weil, except with Howard, Weil's prior written consent.


                                            Very truly yours,

                                            Howard, Weil, Labouisse, Friedrichs
                                                  Incorporated

                                            By:
                                            ------------------------------------
                                                       James A. Hansen
                                                      Managing Director

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been judged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances. The Registrant's Restated Certificate of Incorporation and the Registrant's By-Laws contain provisions for the indemnification by the Registrant of current and former directors, officers, employees and agents of the Registrant on terms that have been derived from
Section 145 of the General Corporation Law of the State of Delaware.

     Registrant's Certificate of Incorporation contains provisions which eliminate the personal liability of Registrant's directors for monetary damages resulting from breaches of their fiduciary duty other than liability for breaches of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, violations under Section 174 of the General Corporation Law of the State of Delaware or any transaction from which the director derived an improper personal benefit.

     The Registrant has obtained directors' and officers' liability insurance that covers certain liabilities and expenses of the Registrant's directors and officers.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES


        EXHIBIT
          NO.                                    DESCRIPTION
        -------                                  -----------
          2.1**          -- Agreement and Plan of Merger, dated June 22, 1998, by and between Remington Oil and Gas Corporation and S-Sixteen
                            Holding Company, attached as Appendix I to the Prospectus
                            and Proxy Statement contained herein.
          2.1.1          -- Amendment to Agreement and Plan of Merger.
          5.1*           -- Opinion of Prickett, Jones, Elliott, Kristol & Schnee re
                            legality of shares.
          8.1            -- Opinion of Arthur Andersen LLP re tax matters.
         23.1*           -- Consent of Prickett, Jones, Elliott, Kristol & Schnee
                            (contained in Exhibit 5.1).
         23.2            -- Consent of Arthur Andersen LLP (contained in Exhibit
                            8.1).
         23.3            -- Consent of Arthur Andersen LLP re Remington Oil and Gas
                            Corporation.
         23.4            -- Consent of Arthur Andersen LLP re S-Sixteen Holding
                            Company.
         23.5            -- Consent of PricewaterhouseCoopers LLP.
         23.6            -- Consent of Howard, Weil, Labouisse, Friedrichs,
                            Incorporated.
         23.7**          -- Consent of Netherland, Sewell & Associates, Inc.
         23.8**          -- Consent of Miller and Lents, Ltd.
         24.1**          -- Power of Attorney (included on the signature page of
                            Registration Statement).


---------------

 * To be filed by Amendment.

** Previously filed.

ITEM 22. UNDERTAKINGS

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by Registrant of expenses incurred or paid by a director, officer, controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) Prior to any public reoffering of the securities registered hereunder through the use of a prospectus which is part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed to be underwriters, in addition to the information called for by the other Items of the applicable form; and

          (2) Every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has duly caused this amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on October 14, 1998.


                                            REMINGTON OIL AND GAS
                                            CORPORATION

                                            By:      /s/ JAMES A. WATT
                                              ----------------------------------
                                                        James A. Watt

                                                President and Chief Executive
                                                            Officer



     Pursuant to the requirements of the Securities Act of 1933, this amendment to Registration Statement has been signed by the following persons in the capacities indicated on October 14, 1998.



                      SIGNATURE
                      ---------
                                                       Chairman of the Board of Directors
-----------------------------------------------------
                    David H. Hawk

                  /s/ JAMES A. WATT                    Director, President and Chief
-----------------------------------------------------    Executive Officer
                    James A. Watt

                 /s/ J. BURKE ASHER                    Vice President/Finance; principal
-----------------------------------------------------    financial officer
                   J. Burke Asher

                /s/ EDWARD V. HOWARD                   Vice President/Controller
-----------------------------------------------------
                  Edward V. Howard

                     DON D. BOX*                       Director
-----------------------------------------------------
                     Don D. Box

                 JOHN E. GOBLE, JR.*                   Director
-----------------------------------------------------
                 John E. Goble, Jr.

                WILLIAM E. GREENWOOD*                  Director
-----------------------------------------------------
                William E. Greenwood

                 JAMES ARTHUR LYLE*                    Director
-----------------------------------------------------
                  James Arthur Lyle

                                                       Director
-----------------------------------------------------
                   David E. Preng

                 THOMAS W. ROLLINS*                    Director
-----------------------------------------------------
                  Thomas W. Rollins

                  ALAN C. SHAPIRO*                     Director
-----------------------------------------------------
                   Alan C. Shapiro



*By       /s/ JAMES A. WATT


    --------------------------------

             James A. Watt


            Attorney-in-Fact

                               INDEX TO EXHIBITS


        EXHIBIT
          NO.                                    DESCRIPTION
        -------                                  -----------
          2.1**          -- Agreement and Plan of Merger, dated June 22, 1998, by and between Remington Oil and Gas Corporation and S-Sixteen
                            Holding Company, attached as Appendix I to the Prospectus
                            and Proxy Statement contained herein.
          2.1.1          -- Amendment to Agreement and Plan of Merger.
          5.1*           -- Opinion of Prickett, Jones, Elliott, Kristol & Schnee re
                            legality of shares.
          8.1            -- Opinion of Arthur Andersen LLP re tax matters.
         23.1*           -- Consent of Prickett, Jones, Elliott, Kristol & Schnee
                            (contained in Exhibit 5.1).
         23.2            -- Consent of Arthur Andersen LLP (contained in Exhibit
                            8.1).
         23.3            -- Consent of Arthur Andersen LLP re Remington Oil and Gas
                            Corporation.
         23.4            -- Consent of Arthur Andersen LLP re S-Sixteen Holding
                            Company.
         23.5            -- Consent of PricewaterhouseCoopers LLP.
         23.6            -- Consent of Howard, Weil, Labouisse, Friedrichs,
                            Incorporated.
         23.7**          -- Consent of Netherland, Sewell & Associates, Inc.
         23.8**          -- Consent of Miller and Lents, Ltd.
         24.1**          -- Power of Attorney (included on the signature page of
                            Registration Statement).


---------------

 * To be filed by Amendment.

** Previously filed.